7/7

08003650

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME T&D Holdings Inc.

*CURRENT ADDRESS

**FORMER NAME PROCESSED

**NEW ADDRESS JUL 08 2008

THOMSON REUTERS

FILE NO. 82- 34783 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 7/8/08

FINANCIAL SUMMARY

(For the Fiscal Year Ended March 31, 2008)

May 19, 2008

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Ordinary General Meeting of Shareholders: June 26, 2008
Projected Filling Date of Securities Report: June 26, 2008
Projected Starting Date of Dividend Distribution: June 27, 2008

3-31-08
AR/S

1. Consolidated Operating Results for the Year Ended March 31, 2008 (April 1, 2007 – March 31, 2008)

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent. % changes are presented in comparison with the same term of the previous year.

	Ordinary Revenues	% change	Ordinary Profit	% change	Net Income	% change
FY2007 ended March 31, 2008	¥2,330,071 million	1.9	¥155,712 million	(1.6)	¥36,749 million	(5.2)
FY2006 ended March 31, 2007	¥2,286,034 million	(6.5)	¥158,172 million	15.6	¥38,772 million	9.1

	Net Income per Share	Net Income per Share (Fully Diluted)	Ratio of Net Income to Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenues
FY2007 ended March 31, 2008	¥149.24	-	4.2%	1.1%	6.7%
FY2006 ended March 31, 2007	¥157.45	-	3.6%	1.1%	6.9%

Note: Equity in net gain of affiliated companies: ¥39 million for the fiscal year ended March 31, 2008; ¥33 million for the fiscal year ended March 31, 2007

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of March 31, 2008	¥13,366,056 million	¥677,273 million	5.1%	¥2,743.16
As of March 31, 2007	¥14,090,977 million	¥1,090,229 million	7.7%	¥4,419.55

Note: Equity: as of March 31, 2008: ¥675,453 million; as of March 31, 2007: ¥1,088,319 million

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
FY2007 ended March 31, 2008	¥(64,130) million	¥(160,287) million	¥(4,609) million	¥982,596 million
FY2006 ended March 31, 2007	¥144,312 million	¥246,362 million	¥(1,648) million	¥1,217,045 million

2. Dividends

	Annual Dividends per Share			Dividends paid for the Year	Payout Ratio (Consolidated)	Dividends on Net Assets (Consolidated)
		Interim	Year-End			
Year Ended March 31, 2007	¥65.00	-	¥65.00	¥16,006 million	41.3%	1.5%
Year Ended March 31, 2008	¥65.00	-	¥65.00	¥16,005 million	43.6%	1.8%
Year Ending March 31, 2009 (Forecast)	¥65.00	-	¥65.00		41.0%	

3. Consolidated Forecasts for the Year Ending March 31, 2009 (April 1, 2008 - March 31, 2009)

Note: % changes are presented in comparison with the same term of the previous year.

	Ordinary Revenues	Ordinary Profit	Net Income	Net Income per Share
Half-Year ending Sep.30, 2008	¥1,080,000 million (5.1)%	¥59,000 million (41.4)%	¥20,000 million (39.5)%	¥81.22
Year ending March 31, 2009	¥2,100,000 million (9.9)%	¥115,000 million (26.1)%	¥39,000 million 6.1%	¥158.39

4. *Others*

(1) Changes in Consolidated Subsidiaries (Changes in Scope of Consolidation): None

(2) Changes in Accounting Principle and Procedure and Changes in Presentation Method for Consolidated Financial Summary:

Changes due to the revision of accounting standards: Applicable

Changes due to other factors: None

Note: Please refer to T&D Holdings' "Summary of Significant Accounting Policies" section in this material "Financial Summary for the Fiscal Year Ended March 31, 2008."

(3) Number of Outstanding Shares (Common Stock)

Number of outstanding shares including treasury stock at the end of the year: as of March 31, 2008: 246,330,000; as of March 31, 2007: 246,330,000

Number of treasury stock at the end of the year: as of March 31, 2008: 98,215; as of March 31, 2007: 78,848

Note: Please refer to T&D Holdings' "Per Share Information" section in this material "Financial Summary for the Fiscal Year Ended March 31, 2008" about the number of shares used in the net income per share computations.

(Reference) Non-Consolidated Financial Summary

1. Non-Consolidated Operating Results for the Year Ended March 31, 2008 (April 1, 2007 – March 31, 2008)

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent. % changes are presented in comparison with the same term of the previous year.

	Operating Income	% change	Operating Profit	% change	Ordinary Profit	% change	Net Income	% change
FY2007 ended March 31, 2008	¥19,306 million	17.7	¥16,411 million	18.9	¥16,347 million	18.2	¥16,166 million	19.0
FY2006 ended March 31, 2007	¥16,399 million	20.2	¥13,802 million	23.1	¥13,829 million	25.8	¥13,588 million	24.3

	Net Income per Share	Net Income per Share (Fully Diluted)
FY2007 ended March 31, 2008	¥65.65	-
FY2006 ended March 31, 2007	¥55.18	-

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of March 31, 2008	¥633,217 million	¥591,549 million	93.4%	¥2,402.41
As of March 31, 2007	¥632,016 million	¥591,530 million	93.6%	¥2,402.14

Note: Equity: as of March 31, 2008: ¥591,549 million; as of March 31, 2007: ¥591,530 million

2. Non-Consolidated Forecasts for the Year Ending March 31, 2009 (April 1, 2008 - March 31, 2009)

Note: % changes are presented in comparison with the same term of the previous year.

	Operating Income		Operating Profit		Ordinary Profit		Net Income		Net Income per Share
Half-Year ending September 30, 2008	¥18,000 million	1.6 %	¥16,000 million	(1.0) %	¥16,000 million	(0.8) %	¥16,000 million	(0.3) %	¥64.98
Year ending March 31, 2009	¥20,000 million	3.6 %	¥16,000 million	(2.5) %	¥16,000 million	(2.1) %	¥16,000 million	(1.0) %	¥64.98

The above forecasts for the year ending March 31, 2009 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses. Please refer to T&D Holdings' "I. Results of Operations 4.Forecasts for the Year Ending March 31, 2009" section in this material "Financial Summary for the Fiscal Year Ended March 31, 2008" about consolidated forecasts and non-consolidated forecasts.

I. Results of Operations

1. Consolidated Results of Operations

For the fiscal year ended March 31, 2008, ordinary revenues increased ¥44.0 billion, or 1.9 percent from the level of the same term of the previous fiscal year, to ¥2,330.0 billion, which was a total of income from insurance premiums of ¥1,613.1 billion (down 11.0 percent), investment income of ¥445.4 billion (up 9.3 percent), other ordinary income of ¥271.4 billion (up 305.4 percent) and others.

Ordinary expenses increased ¥46.4 billion, or 2.2 percent from the level of the same term of the previous fiscal year, to ¥2,174.3 billion, which was a total of insurance claims and other payments of ¥1,647.0 billion (up 1.0 percent), investment expenses of ¥241.9 billion (up 110.0 percent), operating expenses of ¥205.8 billion (down 1.5 percent), other ordinary expenses of ¥76.9 billion (down 2.3 percent).

As a result, ordinary profit decreased ¥2.4 billion, or 1.6 percent, to ¥155.7 billion. Ordinary profit decreased mainly due to an increase in investment expenses including devaluation losses on securities, although an increase in investment income including income from interest and dividends.

Extraordinary gains increased 167.3 percent, to ¥6.1 billion, and extraordinary losses increased 6.3 percent, to ¥37.5 billion. Extraordinary losses increased mainly due to provision for reserve for price fluctuations of ¥32.7 billion (up 7.1 percent).

After accounting for extraordinary gains and losses, the provision for reserve for policyholder dividends, and income taxes, net income decreased ¥2.0 billion or 5.2 percent from the level of the same term of the previous fiscal year, to ¥36.7 billion.

2. Consolidated Financial Position

(1) Balance Sheets

As of March 31, 2008, total assets amounted to ¥13,366.0 billion (down 5.1 percent from March 31, 2007), mainly consisting of securities centered on public and corporate bonds amounting to ¥9,244.5 billion (down 6.3 percent), loans of ¥2,363.4 billion (down 2.8 percent), monetary claims purchased of ¥430.5 billion (down 4.4 percent), tangible fixed assets of ¥309.2 billion (down 2.6 percent), cash and deposits of ¥308.4 billion (down 26.5 percent) and call loans of ¥279.8 billion (down 17.9 percent).

Total liabilities were ¥12,688.7 billion (down 2.4 percent), and policy reserves accounting for a substantial portion of them amounted to ¥12,137.7 billion (down 1.7 percent).

Total net assets were ¥677.2 billion (down 37.9 percent), of which net unrealized gains on securities was ¥246.8 billion (down 63.7 percent).

(2) Cash Flows

Cash flows for the fiscal year ended March 31, 2008, were as follows.

Net cash used in operating activities was ¥64.1 billion, up ¥208.4 billion in expenditure compared with the revenue of ¥144.3 billion recorded in the previous fiscal year. This was mainly due to a decrease in income from insurance premiums and an increase in insurance claims and other payments.

Net cash used in investing activities was ¥160.2 billion, up ¥406.6 billion in expenditure compared with the revenue of ¥246.3 billion recorded in the previous fiscal year. This was mainly due to an increase in purchases of securities.

Net cash used in financing activities was ¥4.6 billion, up ¥2.9 billion from the level of the previous fiscal year. This was mainly due to an increase in dividends paid.

As a result, cash and cash equivalents as of March 31, 2008 totaled ¥982.5 billion, down ¥234.4 billion from the beginning of the fiscal year.

(3) Equity Ratio and Market Capitalization Ratio

	As of March 31, 2007	As of March 31, 2008
Equity ratio ((Equity / Total assets) × 100)	7.7%	5.1%
Market capitalization ratio ((Market capitalization/ Total assets) × 100)	14.2%	9.6%

3. Operations of Three Life Insurance Companies (Non-consolidated Basis)

(1) Results of Operations

Taiyo Life Insurance Company:

For the fiscal year ended March 31, 2008, Taiyo Life's ordinary revenues decreased ¥11.6 billion, or 1.2 percent from the level of the previous fiscal year, to ¥1,000.3 billion, which was a total of income from insurance premiums of ¥635.7 billion (down 9.9 percent), investment income of ¥229.6 billion (up 8.4 percent), and other ordinary income of ¥134.9 billion (up 42.8 percent).

Ordinary expenses decreased ¥17.0 billion, or 1.8 percent from the level of the previous fiscal year, to ¥943.3 billion, which was a total of insurance claims and other payments of ¥747.1 billion (down 3.3 percent), investment expenses of ¥76.1 billion (up 8.2 percent), operating expenses of ¥77.0 billion (down 2.2 percent) and others.

As a result, ordinary profit increased ¥5.3 billion, or 10.4 percent, to ¥57.0 billion. Ordinary profit increased mainly due to an increase in gains on sales of securities.

Extraordinary gains decreased 82.8 percent, to ¥0.6 billion, and extraordinary losses increased 16.4 percent, to ¥21.6 billion. Extraordinary losses mainly consisted of provision for reserve for price fluctuations of ¥20.7 billion (up 25.6 percent).

Net income decreased ¥1.3 billion, or 10.2 percent from the level of the previous fiscal year, to ¥12.0 billion.

Core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the fiscal year ended March 31, 2008, recorded ¥53.0 billion, down 1.7 percent compared with the previous fiscal year, after compensating for a negative spread of ¥17.6 billion (down 28.6 percent).

Daido Life Insurance Company:

For the fiscal year ended March 31, 2008, Daido Life's ordinary revenues increased ¥74.5 billion, or 7.0 percent from the level of the previous fiscal year, to ¥1,136.3 billion, which was a total of income from insurance premiums of ¥843.3 billion (down 2.5 percent), investment income of ¥205.7 billion (up 12.2 percent), and other ordinary income of ¥87.2 billion (up 559.8 percent).

Ordinary expenses increased ¥91.0 billion, or 9.7 percent from the level of the previous fiscal year, to ¥1,031.6 billion, which was a total of insurance claims and other payments of ¥804.3 billion (up 6.1 percent) and investment expenses of ¥94.6 billion (up 114.4 percent), operating expenses of ¥114.1 billion (up 2.1 percent) and others.

As a result, ordinary profit decreased ¥16.5 billion, or 13.7 percent from the level of the previous fiscal year, to ¥104.6 billion. Ordinary profit decreased mainly due to an increase in devaluation losses on securities.

Extraordinary gains increased 66.1 percent, to ¥5.1 billion, and extraordinary losses decreased 2.8 percent, to ¥15.4 billion. Extraordinary losses mainly consisted of provision for reserve for price fluctuations of ¥11.9 billion (down 14.6 percent).

Net income decreased ¥12.7 billion, or 29.4 percent from the level of the previous fiscal year, to ¥30.4 billion.

The rate of decrease in net income is greater than that in ordinary profit mainly due to an increase in income taxes according to taxable devaluation losses on securities.

Core profit was ¥124.8 billion, a decrease of 0.7 percent compared with the previous fiscal year. A positive spread was ¥21.7 billion (up 159.3 percent) for the fiscal year ended March 31, 2008.

T&D Financial Life Insurance Company:

For the fiscal year ended March 31, 2008, T&D Financial Life's ordinary revenues decreased ¥85.6 billion, or down 32.2 percent from the level of the previous fiscal year, to ¥180.4 billion, which was a total of income from insurance premiums of ¥134.0 billion (down 44.3 percent), investment income of ¥19.8 billion (up 15.5 percent), and other ordinary income of 26.5 billion (up 223.9 percent).

Ordinary expenses decreased ¥89.5 billion, or 32.0 percent from the level of the previous fiscal year, to ¥190.1 billion, which was a total of insurance claims and other payments of ¥95.5 billion (down 4.0 percent), investment expenses of ¥77.9 billion (up 1,535.5 percent), operating expenses of ¥13.6 billion (down 24.1 percent) and others.

As a result, ordinary losses improved ¥3.8 billion from the level of the previous fiscal year, to ¥9.6 billion (down 28.5 percent).

Net loss improved ¥3.7 billion from the level of the previous fiscal year, to ¥6.9 billion (down 35.3 percent).

T&D Financial Life marked a loss of ¥18.1 billion (up 181.6 percent) in its core profit for the fiscal year ended March 31, 2008. A negative spread was ¥4.1 billion (down 0.3 percent).

(2) Financial Position

Taiyo Life Insurance Company:

As of March 31, 2008, total assets amounted to ¥6,185.5 billion (down 5.6 percent from March 31, 2007), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,152.4 billion (down 7.4 percent), loans of ¥1,481.8 billion (down 1.4 percent), tangible fixed assets of ¥162.2 billion (down 0.8 percent), monetary claims purchased of ¥160.5 billion (up 3.4 percent).

Total liabilities were ¥5,931.2 billion (down 3.1 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,731.1 billion (down 1.8 percent).

Total net assets were ¥254.3 billion, down 40.9 percent from the previous fiscal year, of which net unrealized gains on securities was ¥136.1 billion (down 57.3 percent).

As of March 31, 2008, solvency margin ratio (a measure of insurance companies' financial soundness) was 1,000.6 percent (1,100.4 percent recorded at the end of the previous fiscal year). Furthermore, the value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥659.7 billion. (¥834.6 billion posted at the previous fiscal year-end)

Daido Life Insurance Company:

As of March 31, 2008, total assets amounted to ¥6,047.8 billion (down 5.5 percent from March 31, 2007), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,159.6 billion (down 5.7 percent), loans of ¥890.3 billion (down 4.6 percent), monetary claims purchased of ¥270.0 billion (down 8.5 percent), cash and deposits of ¥169.4 billion (down 42.0 percent), tangible fixed assets of ¥140.4 billion (down 4.4 percent), call loans of ¥127.8 billion (down 14.8 percent).

Total liabilities were ¥5,673.4 billion (down 2.1 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,392.1 billion (down 1.5 percent).

Total net assets were ¥374.4 billion, down 38.1 percent from the previous fiscal year, of which net unrealized gains on securities was ¥111.8 billion (down 69.2 percent).

As of March 31, 2008, solvency margin ratio was 1,096.3 percent (1,320.6 percent at the end of the previous fiscal year). Furthermore, the value of adjusted net assets amounted to ¥777.2 billion. (¥1,109.6 billion posted at the previous fiscal year-end)

T&D Financial Life Insurance Company:

As of March 31, 2008, total assets amounted to ¥1,048.9 billion (down 2.7 percent from March 31, 2007), mainly consisting of securities amounting to ¥934.8 billion (down 4.4 percent), monetary trusts of ¥30.1 billion (up 144.4 percent), call loans of ¥29.5 billion (up 47.5 percent) and cash and deposits of ¥20.6 billion (down 32.7 percent).

Total liabilities were ¥1,022.0 billion (down 2.1 percent), and policy reserves accounting for a substantial portion of them amounted to ¥1,011.5 billion (down 1.7 percent).

Total net assets were ¥26.9 billion, down 21.3 percent from the previous fiscal year, of which net unrealized gains on securities was a loss of ¥1.1 billion (up 40.4 percent).

As of March 31, 2008, solvency margin ratio was 912.4 percent (1,189.7 percent at the end of the previous fiscal year). Furthermore, the value of adjusted net assets amounted to ¥63.7 billion. (¥63.5 billion posted at the previous fiscal year-end)

(Reference) Sales Results

Taiyo Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the fiscal year ended March 31, 2008, decreased 30.7 percent compared with the same term of the previous fiscal year, to ¥1,474.1 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 10.3 percent compared with the same term of the previous fiscal year, to ¥1,348.6 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of March 31, 2008, decreased ¥462.2 billion, or 2.6 percent from the level of the previous fiscal year (¥17,644.5 billion posted at the previous fiscal year-end), to ¥17,182.2 billion.

Daido Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the fiscal year ended March 31, 2008 increased 7.1 percent compared with the previous fiscal year, to ¥4,634.2 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 1.8 percent compared with the previous fiscal year, to ¥3,550.0 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of March 31, 2008, increased ¥165.0 billion, or 0.4 percent from the level of the previous fiscal year (¥39,732.0 billion posted at the previous fiscal year-end), to ¥39,897.1 billion.

T&D Financial Life Insurance Company:

The new policy amount of individual insurance and annuities (not including the net increase from conversions) for the fiscal year ended March 31, 2008 decreased 48.0 percent compared with the previous fiscal year, to ¥93.3 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 31.8 percent compared with the previous fiscal year, to ¥165.5 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of March 31, 2008, decreased ¥262.3 billion, or 10.4 percent from the level of the previous fiscal year (¥2,523.3 billion posted at the previous fiscal year-end), to ¥2,261.0 billion.

4. Forecasts for the Year Ending March 31, 2009 (April 1, 2008 - March 31, 2009)

(1) Consolidated

(Billions of yen)

	Ordinary revenues	Ordinary profit	Net income
Half-Year-end	1,080	59	20
Change	(5.1%)	(41.4%)	(39.5%)
Year-end	2,100	115	39
Change	(9.9%)	(26.1%)	6.1%

Note: "Change" represents the amount change from the same term of the previous year.

Ordinary revenues are expected to be ¥2,100 billion, a decrease of approximately ¥230 billion or 9.9 percent from the fiscal year ended March 31, 2008. Ordinary profit is expected to be ¥115 billion, a decrease of approximately ¥40 billion or 26.1 percent. This is mainly due to a decrease in income from interest and dividends and a decrease in gains on sales of securities, which is not expected the same level recorded at the fiscal year ended March 31, 2008.

Net income is expected to be ¥39 billion, an increase of approximately ¥2 billion or 6.1 percent from the fiscal year ended March 31, 2008. This is due to an expected decrease of provision for reserve for price fluctuations and income taxes, while ordinary profit is expected to decrease by approximately ¥40.0 billion from the fiscal year ended March 31, 2008.

Reference: Forecasts for the Year Ending March 31, 2009 of Three Life Insurance Companies (Non-consolidated Basis)

(Billions of yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary revenues	930	1,020	270
Change	(7.0%)	(10.2%)	49.6%
Ordinary profit (loss)	29	96	(14)
Change	(49.2%)	(8.3%)	44.8%
Core profit (loss)	46	107	(4)
Change	(13.3%)	(14.3%)	(78.0%)
Net income (loss)	13	34	(10)
Change	7.9%	11.6%	44.1%

Note: "Change" represents the amount change from the year ended March 31, 2008. An increase of figures in the item "loss" shows a bigger loss amount and vice versa.

Taiyo Life Insurance Company:

Ordinary profit is expected to be ¥ 29 billion, a decrease of approximately ¥28 billion or 49.2 percent from the fiscal year ended March 31, 2008. This is mainly due to a decrease in income from interest and dividends and a decrease in gains on sales of securities, which is not expected the same level recorded at the fiscal year ended March 31, 2008. Core profit is expected to be ¥46 billion, a decrease in approximately ¥7 billion or 13.3 percent.

Net income is expected to be ¥13 billion, an increase in approximately ¥1 billion or 7.9 percent from the fiscal year ended March 31, 2008. This is due to an expected decrease of provision for reserve for price fluctuations, while ordinary profit is expected to decrease by approximately ¥28 billion yen from the fiscal year ended March 31, 2008.

Daido Life Insurance Company:

Ordinary profit is expected to be ¥ 96 billion, a decrease in approximately ¥8 billion or 8.3 percent from the fiscal year ended March 31, 2008. This is mainly due to a decrease in income from interest and dividends, which is not expected the same level recorded at the fiscal year ended March 31, 2008. Core profit is expected to be ¥107 billion, a decrease in approximately ¥18 billion or 14.3 percent.

Net income is expected to be ¥34 billion, an increase in approximately ¥3 billion or 11.6 percent from the fiscal year ended March 31, 2008. This is due to an expected decrease of income taxes, while ordinary profit is expected to decrease by approximately ¥8 billion from the fiscal year ended March 31, 2008.

T&D Financial Life Insurance Company:

Ordinary loss is expected to be ¥14 billion, an increase in approximately ¥5 billion or 44.8 percent from the fiscal year ended March 31, 2008. This is because provision for reserve for policy reserves relating to minimum guarantee risks of variable annuities accompanying growth of new policy sales and operating expenses are expected to increase. Core profit is expected to be a loss of ¥4 billion, an increase in approximately ¥14 billion (down 78.0 percent) from the fiscal year ended March 31, 2008.

Net loss is expected to be ¥10 billion, an increase of approximately ¥3 billion or 44.1 percent from the fiscal year ended March 31 2008. This is mainly due to a decrease of ordinary revenues.

(2) Non-consolidated Forecasts for T&D Holdings

The non-consolidated forecasts for the year ending March 31, 2009, are as follows:

(Billions of yen)

	Operating income	Operating profit	Ordinary profit	Net income
Half-Year-end	18	16	16	16
Change	1.6%	(1.0%)	(0.8%)	(0.3%)
Year-end	20	16	16	16
Change	3.6%	(2.5%)	(2.1%)	(1.0%)

Note: "Change" represents the amount change from the same term of the previous year.

5. Basic Dividend Distribution Policy

T&D Holdings' basic dividend distribution policy is to retain necessary internal reserves for the group in order to maintain a sound business base for T&D Holdings and group businesses. T&D Holdings also pursues policies aimed at increasing shareholder value and paying stable dividends.

In consideration of these policies, we plan to pay a dividend of ¥65 per share for the fiscal year ended March 31, 2008. And we plan to pay a dividend of ¥65 per share for the fiscal year ending March 31, 2009. As in the past, we continue an annual dividend payment approved by the Shareholders' Meeting based on the fiscal year end. According to the Articles of Incorporation, semiannual interim dividend payment as provided in Article 454-5 of the Japanese Company Law may be made by the resolution of the Board of Directors.

II. Subsidiaries and Affiliates

T&D Holdings, Inc. ("T&D Holdings" and the "Company"), was established on April 1, 2004, as a holding company through the joint transfer of the stock of Taiyo Life Insurance Company ("Taiyo Life"), Daido Life Insurance Company ("Daido Life"), and T&D Financial Life Insurance Company ("T&D Financial Life") (collectively, referred to below as the "Three Life Insurance Companies").
T&D Holdings and its subsidiaries (referred to below as the "T&D Life Group" or the "Group") comprise the holding company, 17 subsidiaries and 2 affiliated companies as of March 31, 2008. Centered on the life insurance business, the Group's operations are outlined below:



T&D Holdings, Inc.
Insurance & Insurance-Related Businesses 7 companies
Insurance
*Taiyo Life Insurance Company (Life insurance business)
*Daido Life Insurance Company (Life insurance business)
*T&D Financial Life Insurance Company (Life insurance business)
*Pet & Family Small-amount Short-term Insurance Company (Small-amount short-term insurance business)
Insurance-Related
*T&D Confirm Ltd. (Policyholder confirmation services)
*Toyo Insurance Agency Co., Ltd. (Insurance agent)
*Daido Management Service Co., Ltd. (Insurance agent)
Investment-Related Businesses 7 companies
Investment Management and Advisory
*T&D Asset Management Co., Ltd. (Second financial instruments business, investment management business and investment advisory and agency business)
*T&D Asset Management (U.S.A.) Inc. (Investment advisory services)
Other
*T&D Lease Co., Ltd. (Leasing)
*T&D Asset Management Cayman Inc. (Fund management and administration)
*Taiyo Credit Guarantee Co., Ltd. (Credit guarantee services)
#Alternative Investment Capital, Ltd. (Investment in private equity funds)
#AIC Private Equity Fund General Partner, Ltd. (Fund management and administration)
Administration-Related Businesses 5 companies
Administration-Related
*T&D Customer Service Co., Ltd.
(Life insurance policy clerical services, including drafting, amendment, custody, and distribution of documents)
*Taiyo Life Career Staff Co., Ltd. (Personnel placement agency)
General Affairs and Calculation-Related
*T&D Information Systems, Ltd. (Computer software and system services)
*Zenkoku Business Center Co., Ltd. (Premium collection)
*Nihon System Shuno, Inc. (Premium collection)

*Note: Companies marked by * are consolidated subsidiaries, and companies marked by # are affiliated companies accounted for by the equity method.*

III. Management Principles and Goals

1. Basic Management Principles

With our "Try & Discover" motto for creating value, the T&D Life Group aims to be a group that contributes to all people and societies. The Group's four management visions are as follows:

(1) Aim to provide the best products and services to increase customer satisfaction.
(2) Aim to increase the value of the Group by expanding and creating value in areas where the Group can take full advantage of its strengths.
(3) Broadly fulfill our social responsibilities with high ethical standards and strict compliance practices.
(4) Aim to be an energetic group whose employees are encouraged to be creative and to take action.

2. Management Goals

The T&D Life Group aims at sustainable growth in its Embedded Value (EV)*, which is a yardstick to evaluate the corporate value of a life insurance company. Crucial for EV enhancement are "solid growth in new policy amount and the expansion of policy amount in force" as well as "attainment of higher managerial efficiency." Based on a time-driven management style, the Group will meet the said crucial challenges and strive to enhance its corporate value.

*Embedded value (EV) is the sum of adjusted book value calculated from the balance sheet, and existing business value, calculated from existing policies in force. In Europe and Canada, along with other information, EV is used to evaluate the corporate value of a stock life insurance company.

3. Medium-Term Management Strategy

The T&D Life Group is pursuing the following five group strategies, along with the philosophies of "growing and expanding the insurance business" by further leveraging the unique strengths inherent in the business models of each of the Three Life Insurance Companies and "increasing operational efficiency and strategic concentration of investment " through consolidation of the Group's management resources.

(1) Growing and expanding the life insurance business

To grow and expand the Group's core business, life insurance business, through the further reinforcement of the individual strengths of Taiyo Life, Daido Life, and T&D Financial Life, each of which have independent product strategies and sales strategies, within the Group.

(2) Strategically reallocating the Group resources

To enhance the Group's corporate value through strategic reallocation of group management resources to the internal management department and fields with high growth capability and profitability.

(3) Providing high-quality services and increasing operational efficiency

To provide high-quality and appropriate services through the review of all operations regarding payments of insurance claims and benefits from the customer's viewpoint and to achieve greater efficiency through the integration of such common group infrastructure as back-office services and systems.

(4) Strengthening profit management and risk management

To win trust from customers by establishing a stronger financial basis through appropriate profit and risk management.

(5) Expanding the Group presence

To achieve mid- and long-term growth of the Group by expanding the life insurance business and entering into new business areas through alliances and M&A.

4. Future Tasks

The Japanese economy outlook is clouded by a slowdown in U.S. economy, fluctuations in equity and exchange markets and a rise in commodity prices.

In the Japanese life insurance industry, we are required to review our operations from customers' viewpoint and make the efforts continuously for the restoration of confidence. In October 2007, the Three Life Insurance Companies have announced results of the continued examination regarding cases of improper non-payment of insurance benefits and other benefits. The T&D Life Group will aim to make a sincere effort to prevent such a problem from occurring again.

Additionally competitions are expected to intensify in offering new products, new services and appealing premium rates due to rapid progress of aging population, diversification of customer needs, expansion of deregulation and diversification of marketing channels.

In such an environment, the T&D Life Group will strive to realize its management philosophy and win the trust of customers by offering new products and services which will fulfill customer satisfaction, and will address "Business Operations to Fulfill its Corporate Social Responsibility (CSR)".

IV. Unaudited Consolidated Financial Statements

T&D Holdings, Inc.

Table of Contents

Unaudited Consolidated Balance Sheets

As of March 31,	2008		2007		Increase (decrease)	2008
	(Millions of yen)	*(%)*	*(Millions of yen)*	*(%)*	*(Millions of yen)*	*(Thousands of U.S. dollars)*
Assets:						
Cash and deposits	¥ 308,428	2.3	¥ 419,874	3.0	¥ (111,445)	$ 3,078,440
Call loans	279,800	2.1	340,800	2.4	(61,000)	2,792,693
Monetary claims purchased	430,592	3.2	450,533	3.2	(19,940)	4,297,763
Monetary trusts	134,769	1.0	113,187	0.8	21,581	1,345,138
Securities	9,244,528	69.2	9,870,253	70.0	(625,725)	92,269,975
Loans	2,363,476	17.7	2,430,540	17.2	(67,064)	23,589,945
Tangible fixed assets	309,279	2.3	317,603	2.3	(8,323)	3,086,931
Intangible fixed assets	23,755	0.2	22,921	0.2	834	237,108
Due from agencies	1,382	0.0	1,466	0.0	(83)	13,800
Due from reinsurers	8,472	0.0	8,955	0.1	(482)	84,568
Other assets	199,089	1.5	117,719	0.8	81,370	1,987,120
Deferred tax assets	66,419	0.5	770	0.0	65,648	662,932
Reserve for possible loan losses	(3,940)	(0.0)	(3,648)	(0.0)	(291)	(39,326)
Total assets	13,366,056	100.0	14,090,977	100.0	(724,921)	133,407,093
Liabilities:						
Policy reserves:						
Reserve for outstanding claims	75,264		73,651		1,613	751,218
Policy reserve	11,875,618		12,073,772		(198,154)	118,530,972
Reserve for policyholder dividends	186,873		197,357		(10,483)	1,865,195
Total policy reserves	12,137,756	90.8	12,344,781	87.6	(207,024)	121,147,386
Due to agencies	280	0.0	1,313	0.0	(1,032)	2,801
Due to reinsurers	491	0.0	529	0.0	(38)	4,900
Short-term debenture	27,971	0.2	20,000	0.2	7,971	279,183
Subordinated bonds	20,000	0.2	20,000	0.2	-	199,620
Other liabilities	232,992	1.7	178,750	1.3	54,241	2,325,505
Reserve for bonus to directors and corporate auditors	210	0.0	172	0.0	38	2,100
Reserve for employees' retirement benefits	116,849	0.9	114,986	0.8	1,863	1,166,275
Reserve for directors' and corporate auditors' retirement benefits	4,242	0.0	3,707	0.0	534	42,342
Reserve for price fluctuations	137,269	1.0	104,542	0.7	32,727	1,370,090
Deferred tax liabilities	10	0.0	201,178	1.4	(201,167)	105
Deferred tax liabilities on land revaluation	10,708	0.1	10,787	0.1	(78)	106,884
Total liabilities	12,688,782	94.9	13,000,748	92.3	(311,965)	126,647,198
Net assets:						
Common stock:						
Authorized – 966,000,000 shares						
Issued – 246,330,000 shares	118,595	0.9	118,595	0.8	-	1,183,705
Capital surplus	106,106	0.8	106,106	0.8	0	1,059,055
Retained earnings	251,934	1.9	231,678	1.6	20,256	2,514,571
Treasury stock	(638)	(0.0)	(496)	(0.0)	(141)	(6,372)
Total stockholders' equity	475,998	3.6	455,883	3.2	20,115	4,750,960
Net unrealized gains on securities	246,874	1.9	680,401	4.8	(433,527)	2,464,059
Gains on deferred hedge	571	0.0	488	0.0	83	5,700
Land revaluation	(48,014)	(0.4)	(48,501)	(0.3)	487	(479,237)
Foreign currency translation adjustments	24	0.0	48	0.0	(23)	245
Total valuation and translation adjustments	199,455	1.5	632,435	4.5	(432,980)	1,990,767
Minority interests	1,820	0.0	1,909	0.0	(89)	18,166
Total net assets	677,273	5.1	1,090,229	7.7	(412,955)	6,759,894
Total liabilities and net assets	¥ 13,366,056	100.0	¥ 14,090,977	100.0	¥ (724,921)	$ 133,407,093

See notes to unaudited consolidated financial statements.

Unaudited Consolidated Statements of Operations

Years ended March 31,	2008		2007		Increase (decrease)	2008
	(Millions of yen)	*(%)*	*(Millions of yen)*	*(%)*	*(Millions of yen)*	*(Thousands of U.S. dollars)*
Ordinary revenues:						
Income from insurance premiums	¥ 1,613,190		¥ 1,811,596		¥ (198,405)	$ 16,101,309
Investment income:						
Interest, dividends and income from real estate for rent	288,345		269,689		18,655	2,877,988
Gains from monetary trusts, net	29,343		4,767		24,575	292,880
Gains on investments in trading securities, net	-		17,824		(17,824)	-
Gains on sales of securities	102,475		94,247		8,228	1,022,814
Gains on redemptions of securities	14		1		13	149
Gains from derivatives, net	22,312		-		22,312	222,699
Other investment income	2,921		2,763		158	29,158
Gains on separate accounts, net	-		18,156		(18,156)	-
Total investment income	445,413		407,449		37,963	4,445,690
Other ordinary income:						
Reversal of policy reserve	198,154		-		198,154	1,977,790
Other ordinary income	73,272		66,954		6,317	731,335
Total other ordinary income	271,427		66,954		204,472	2,709,125
Equity in net income of affiliated companies	39		33		6	397
Total ordinary revenues	2,330,071	100.0	2,286,034	100.0	44,036	23,256,522
Ordinary expenses:						
Insurance claims and other payments:						
Insurance claims	611,405		672,425		(61,019)	6,102,464
Annuity payments	175,789		161,682		14,107	1,754,563
Insurance benefits	304,388		296,469		7,919	3,038,117
Surrender payments	391,885		389,975		1,909	3,911,422
Other payments	163,563		110,131		53,432	1,632,533
Total insurance claims and other payments	1,647,033		1,630,683		16,349	16,439,101
Provision for policy and other reserves:						
Provision for reserve for outstanding claims	1,613		4,977		(3,363)	16,100
Provision for policy reserve	-		88,310		(88,310)	-
Interest portion of reserve for policyholder dividends	916		947		(31)	9,145
Total provision for policy and other reserves	2,529		94,235		(91,705)	25,246
Investment expenses:						
Interest expenses	2,138		1,806		332	21,348
Losses on investments in trading securities, net	25,192		–		25,192	251,444
Losses on sales of securities	62,224		52,377		9,846	621,060
Devaluation losses on securities	27,178		720		26,457	271,266
Losses from redemption of securities	-		1		(1)	-
Losses from derivatives, net	-		35,992		(35,992)	-
Foreign exchange losses, net	6,193		6,119		74	61,821
Provision for reserve for possible loan losses	304		0		304	3,043
Write-off of loans	189		12		177	1,895
Depreciation of real estate for rent	5,778		5,201		576	57,676
Other investment expenses	18,067		12,979		5,088	180,331
Losses on separate accounts, net	94,702		-		94,702	945,228
Total investment expenses	241,970		115,212		126,758	2,415,116
Operating expenses	205,853		208,963		(3,110)	2,054,627
Other ordinary expenses	76,971		78,767		(1,795)	768,256
Total ordinary expenses	2,174,358	93.3	2,127,862	93.1	46,496	21,702,348
Ordinary profit	¥ 155,712	6.7	¥ 158,172	6.9	¥ (2,459)	$ 1,554,174

Unaudited Consolidated Statements of Operations (continued)

Years ended March 31,	2008		2007		Increase (decrease)	2008
	(Millions of yen)	*(%)*	*(Millions of yen)*	*(%)*	*(Millions of yen)*	*(Thousands of U.S. dollars)*
Extraordinary gains:						
Gains on disposal of fixed assets	¥ **5,740**		¥ 1,324		¥ 4,416	$ **57,299**
Recoveries of bad debts previously written-off	**113**		194		(80)	**1,135**
Other	**246**		763		(517)	**2,455**
Total extraordinary gains	**6,100**	**0.3**	2,281	0.1	3,818	**60,890**
Extraordinary losses:						
Losses on disposal and devaluation of fixed assets	**4,194**		1,111		3,083	**41,866**
Impairment loss	**349**		1,899		(1,550)	**3,485**
Provision for reserve for price fluctuations	**32,727**		30,546		2,180	**326,651**
Headquarters removal costs	**-**		1,257		(1,257)	**-**
Other	**245**		494		(249)	**2,449**
Total extraordinary losses	**37,516**	**1.6**	35,309	1.5	2,207	**374,451**
Provision for reserve for policyholder dividends	**45,384**	**2.0**	56,481	2.5	(11,097)	**452,983**
Income before income taxes	**78,912**	**3.4**	68,663	3.0	10,249	**787,629**
Income taxes:						
Current	**64,753**	**2.8**	50,665	2.2	14,088	**646,309**
Deferred	**(22,581)**	**(1.0)**	(20,909)	(0.9)	(1,671)	**(225,387)**
Minority interests (losses)	**(9)**	**(0.0)**	134	0.0	(144)	**(94)**
Net income	¥ **36,749**	**1.6**	¥ 38,772	1.7	¥ (2,022)	$ **366,802**

See notes to unaudited consolidated financial statements.

Unaudited Consolidated Statements of Changes in Net Assets

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total
			(Millions of yen)		
Balance as of March 31, 2007	¥ 118,595	¥ 106,106	¥ 231,678	¥ (496)	¥ 455,883
Changes in the period:					
Dividends			(16,006)		(16,006)
Bonus to directors and corporate auditors					-
Net income			36,749		36,749
Acquisition of treasury stock				(156)	(156)
Disposal of treasury stock		0		14	14
Reversal of land revaluation			(487)		(487)
Net changes of items other than stockholders' equity					-
Total changes in the period	-	0	20,256	(141)	20,115
Balance as of March 31, 2008	¥ 118,595	¥ 106,106	¥ 251,934	¥ (638)	¥ 475,998

	Valuation and translation adjustments						
	Net unrealized gains on securities	Gains on deferred hedge	Land revaluation	Foreign currency translation adjustments	Total	Minority interests	Total net assets
				(Millions of yen)			
Balance as of March 31, 2007	¥ 680,401	¥ 488	¥ (48,501)	¥ 48	¥ 632,435	¥ 1,909	¥ 1,090,229
Changes in the period:							
Dividends							(16,006)
Bonus to directors and corporate auditors							-
Net income							36,749
Acquisition of treasury stock							(156)
Disposal of treasury stock							14
Reversal of land revaluation							(487)
Net changes of items other than stockholders' equity	(433,527)	83	487	(23)	(432,980)	(89)	(433,070)
Total changes in the period	(433,527)	83	487	(23)	(432,980)	(89)	(412,955)
Balance as of March 31, 2008	¥ 246,874	¥ 571	¥ (48,014)	¥ 24	¥ 199,455	¥ 1,820	¥ 677,273

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total
		(Thousands of U.S. dollars)			
Balance as of March 31, 2007	$ 1,183,705	$ 1,059,054	$ 2,312,390	$ (4,959)	$ 4,550,190
Changes in the period:					
Dividends			(159,759)		(159,759)
Bonus to directors and corporate auditors					-
Net income			366,802		366,802
Acquisition of treasury stock				(1,558)	(1,558)
Disposal of treasury stock		1		145	147
Reversal of land revaluation			(4,861)		(4,861)
Net changes of items other than stockholders' equity					-
Total changes in the period	-	1	202,180	(1,412)	200,769
Balance as of March 31, 2008	$ 1,183,705	$ 1,059,055	$ 2,514,571	$ (6,372)	$ 4,750,960

	Valuation and translation adjustments						
	Net unrealized gains on securities	Gains on deferred hedge	Land revaluation	Foreign currency translation adjustments	Total	Minority interests	Total net assets
				(Thousands of U.S. dollars)			
Balance as of March 31, 2007	$ 6,791,110	$ 4,871	$ (484,099)	$ 482	$ 6,312,365	$ 19,062	$ 10,881,618
Changes in the period:							
Dividends							(159,759)
Bonus to directors and corporate auditors							-
Net income							366,802
Acquisition of treasury stock							(1,558)
Disposal of treasury stock							147
Reversal of land revaluation							(4,861)
Net changes of items other than stockholders' equity	(4,327,050)	829	4,861	(237)	(4,321,597)	(896)	(4,322,493)
Total changes in the period	(4,327,050)	829	4,861	(237)	(4,321,597)	(896)	(4,121,723)
Balance as of March 31, 2008	$ 2,464,059	$ 5,700	$ (479,237)	$ 245	$ 1,990,767	$ 18,166	$ 6,759,894

Unaudited Consolidated Statements of Changes in Net Assets (continued)

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total
			(Millions of yen)		
Balance as of March 31, 2006	¥ 118,595	¥ 106,104	¥ 205,889	¥ (322)	¥ 430,266
Changes in the period:					
Dividends			(13,544)		(13,544)
Bonus to directors and corporate auditors			(216)		(216)
Net income			38,772		38,772
Acquisition of treasury stock				(179)	(179)
Disposal of treasury stock		2		5	8
Reversal of land revaluation			777		777
Net changes of items other than stockholders' equity					-
Total changes in the period	-	2	25,788	(174)	25,616
Balance as of March 31, 2007	¥ 118,595	¥ 106,106	¥ 231,678	¥ (496)	¥ 455,883

	Valuation and translation adjustments						
	Net unrealized gains on securities	Gains on deferred hedge	Land revaluation	Foreign currency translation adjustments	Total	Minority interests	Total net assets
				(Millions of yen)			
Balance as of March 31, 2006	¥ 697,511	¥ -	¥ (47,724)	¥ 44	¥ 649,831	¥ 1,514	¥ 1,081,613
Changes in the period:							
Dividends							(13,544)
Bonus to directors and corporate auditors							(216)
Net income							38,772
Acquisition of treasury stock							(179)
Disposal of treasury stock							8
Reversal of land revaluation							777
Net changes of items other than stockholders' equity	(17,110)	488	(777)	4	(17,395)	394	(17,000)
Total changes in the period	(17,110)	488	(777)	4	(17,395)	394	8,616
Balance as of March 31, 2007	¥ 680,401	¥ 488	¥ (48,501)	¥ 48	¥ 632,435	¥ 1,909	¥ 1,090,229

See notes to unaudited consolidated financial statements.

Unaudited Consolidated Statements of Cash Flows

Years ended March 31,	2008	2007	Increase (decrease)	2008
		(Millions of yen)		*(Thousands of U.S. dollars)*
Cash flows from operating activities:				
Income before income taxes	¥ **78,912**	¥ 68,663	¥ 10,249	$ **787,629**
Depreciation of real estate for rent	**5,778**	5,201	576	**57,676**
Other depreciation and amortization	**13,671**	14,054	(383)	**136,454**
Impairment loss	**349**	1,899	(1,550)	**3,485**
Amortization of goodwill due to consolidation	**17**	405	(388)	**171**
Increase in reserve for outstanding claims	**1,613**	4,977	(3,363)	**16,100**
Increase (decrease) in policy reserve	**(198,154)**	88,310	(286,465)	**(1,977,790)**
Increase in interest portion of reserve for policyholder dividends	**916**	947	(31)	**9,145**
Increase in provision for reserve for policyholder dividends	**45,384**	56,481	(11,097)	**452,983**
Increase (decrease) in reserve for possible loan losses	**291**	(83)	374	**2,908**
Increase in reserve for bonus to directors and corporate auditors	**38**	172	(133)	**382**
Increase in reserve for employees' retirement benefits	**1,863**	6,603	(4,739)	**18,595**
Increase in reserve for directors' and corporate auditors' retirement benefits	**534**	339	194	**5,333**
Increase in reserve for price fluctuations	**32,727**	30,546	2,180	**326,651**
Interest, dividends and income from real estate for rent	**(288,345)**	(269,689)	(18,655)	**(2,877,988)**
(Gains) losses on investment securities	**106,806**	(77,129)	183,935	**1,066,035**
Interest expense	**2,138**	1,806	332	**21,348**
Exchange losses	**6,122**	6,185	(62)	**61,112**
Gains on disposal of tangible fixed assets	**(2,290)**	(345)	(1,945)	**(22,862)**
Equity in net income of affiliated companies	**(39)**	(33)	(6)	**(397)**
Decrease in amount due from agencies	**83**	81	1	**835**
(Increase) decrease in amount due from reinsurers	**482**	(1,759)	2,241	**4,813**
Increase in other assets (excluding investment activities-related and financing activities-related)	**(14,241)**	(6,551)	(7,689)	**(142,145)**
Increase (decrease) in amount due to agencies	**(1,032)**	464	(1,496)	**(10,306)**
Decrease in amount due to reinsurers	**(38)**	(20)	(17)	**(380)**
Increase in other liabilities (excluding investment activities-related and financing activities-related)	**3,614**	1,521	2,093	**36,081**
Other, net	**(36,269)**	41,436	(77,706)	**(362,008)**
Subtotal	**(239,066)**	(25,512)	(213,554)	**(2,386,133)**
Interest, dividends and income from real estate for rent received	**286,857**	260,170	26,687	**2,863,136**
Interest paid	**(2,102)**	(1,812)	(290)	**(20,983)**
Policyholder dividends	**(56,808)**	(56,763)	(45)	**(567,007)**
Other, net	**8,031**	11,823	(3,791)	**80,166**
Income taxes received (paid)	**(61,042)**	(43,594)	(17,448)	**(609,267)**
Net cash provided by (used in) operating activities	**(64,130)**	144,312	(208,442)	**(640,089)**

Unaudited Consolidated Statements of Cash Flows (continued)

Years ended March 31,	2008	2007	Increase (decrease)	2008
		(Millions of yen)		*(Thousands of U.S. dollars)*
Cash flows from investing activities:				
(Net increase) net decrease in short-term investments	¥ **(1,450)**	¥ 0	¥ (1,450)	$ **(14,472)**
Investments in monetary claims purchased	**(110,473)**	(164,492)	54,019	**(1,102,637)**
Proceeds from sale and redemption of monetary claims purchased	**60,206**	37,041	23,165	**600,927**
Investments in monetary trusts	**(63,000)**	(25,500)	(37,500)	**(628,805)**
Proceeds from monetary trusts	**35,693**	159,308	(123,615)	**356,257**
Purchase of securities	**(3,180,320)**	(2,543,595)	(636,725)	**(31,742,897)**
Sale and redemption of securities	**3,010,949**	2,802,515	208,434	**30,052,397**
Investments in loans	**(665,281)**	(639,698)	(25,582)	**(6,640,196)**
Collection of loans	**735,352**	731,108	4,244	**7,339,584**
Other, net	**21,643**	(99,357)	121,001	**216,025**
Subtotal	**(156,678)**	257,329	(414,008)	**(1,563,816)**
Total of net cash provided by (used in) operating activities and investment transactions as above	**(220,809)**	401,641	(622,450)	**(2,203,906)**
Purchase of tangible fixed assets	**(11,577)**	(14,264)	2,686	**(115,556)**
Proceeds from disposal of tangible fixed assets	**7,969**	3,484	4,484	**79,541**
Purchase of subsidiary's equity with a change of scope of consolidation	**-**	(186)	186	**-**
Net cash provided by (used in) investing activities	**(160,287)**	246,362	(406,650)	**(1,599,831)**
Cash flows from financing activities:				
Income from short-term debenture	**7,952**	-	7,952	**79,371**
Proceeds from debt	**10,450**	18,100	(7,650)	**104,301**
Repayments of debt	**(7,099)**	(6,316)	(783)	**(70,861)**
Purchase of treasury stock	**(156)**	(179)	23	**(1,558)**
Sale of treasury stock	**14**	8	6	**147**
Dividends paid	**(15,738)**	(13,229)	(2,509)	**(157,086)**
Dividends paid to minority interests	**(32)**	(30)	(1)	**(323)**
Net cash used in financing activities	**(4,609)**	(1,648)	(2,961)	**(46,009)**
Effect of exchange rate changes on cash and cash equivalents	**(5,421)**	(6,384)	962	**(54,117)**
Net Increase (decrease) in cash and cash equivalents	**(234,449)**	382,642	(617,091)	**(2,340,047)**
Cash and cash equivalents at beginning of year	**1,217,045**	834,403	382,642	**12,147,378**
Cash and cash equivalents at end of year	¥ **982,596**	¥ 1,217,045	¥ (234,449)	$ **9,807,331**

See notes to unaudited consolidated financial statements.

Notes to Unaudited Consolidated Financial Statements

March 31, 2008

1. Summary of Significant Accounting Policies

(a) Basis of presentation

On April 1, 2004, T&D Holdings, Inc. (the "Company"), was established as a life insurance holding company, through which Taiyo Life Insurance Company ("Taiyo Life"), Daido Life Insurance Company ("Daido Life") and T&D Financial Life Insurance Company ("T&D Financial Life") (hereafter, the "Three Life Insurance Companies"), have become wholly owned subsidiaries through share transfers. The business combination was accounted for as a pooling of interests.

The Company, including its domestic consolidated subsidiaries, maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

The accompanying consolidated financial statements are compiled from the financial statements prepared by the Company as required by the Securities and Exchange Law of Japan. In preparing the consolidated financial statements, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These consolidated financial statements have been prepared on the basis of generally accepted accounting principles and practices in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards. In addition, the accompanying footnotes include information that is not required under generally accepted accounting principles and practices in Japan, but is presented herein as additional information to the consolidated financial statements.

Amounts of less than one million yen and one thousand U.S. dollars have been eliminated. As a result, yen and U.S. dollar totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All material intercompany balances and transactions are eliminated. The number of consolidated subsidiaries for the years ended March 31, 2008 and 2007 were 17, respectively.

Investments in affiliates are accounted for under the equity method. The number of affiliated companies for the years ended March 31, 2008 and 2007 were two, respectively.

There are no affiliated companies which are accounted for under the cost method.

Further information for consolidated subsidiaries and affiliated companies is shown in "II. Subsidiaries and affiliates."

The financial statements of subsidiaries located outside Japan for the year ended December 31 are consolidated. Appropriate adjustments have been made for material transactions between December 31 and March 31, the date of the Company's consolidated financial statements.

(c) Foreign currency translation

(i) Foreign currency accounts

Foreign currency assets and liabilities are translated into yen at the prevailing foreign exchange rates at respective balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses denominated in foreign currencies are translated at the prevailing exchange rates when such transactions are made. Exchange gains and losses are credited or charged to income.

(ii) Foreign currency financial statements of consolidated subsidiaries

Assets, liabilities, income and expenses of the Company's affiliates located outside Japan are translated into yen at the exchange rates in effect at the consolidated balance sheet date in accordance with generally accepted accounting principles and practices in Japan. Gains and losses resulting from translation of foreign currency financial statements are excluded from the consolidated statements of operations and are accumulated in "Foreign currency translation adjustments" or "Minority interests" as a separate component of net assets.

(d) Investments in securities other than those of subsidiaries and affiliates

Investments in securities other than those of subsidiaries and affiliates are classified as trading, held-to-maturity, available-for-sale securities or policy reserve-matching bonds. Available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") and trading securities are stated at fair value. Unrealized gains and losses on trading securities are reported in the consolidated statements of operations. Unrealized gains and losses on marketable available-for-sale securities are reported in a separate component of net assets, net of income taxes, unless the decline of the fair value of any particular available-for-sale securities is considered to be a permanent impairment, in which case such declines are recorded as devaluation (impairment) losses and recorded on the statements of operations. Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortized cost. For the purpose of computing realized gains and losses, the cost is determined on the moving-average method.

Taiyo Life has set up policy reserve-matching bonds. The purpose of the policy reserve-matching bonds is to reflect Taiyo Life's Asset Liability Management (ALM) activity in its financial statements. Taiyo Life holds these bonds to hedge the interest rate risk arising from contracted insurance policies. Policy reserve-matching bonds are not stated at fair market value but are stated at amortized cost, matching with the accounting treatment of the policy reserve of insurance policies. For the purpose of computing realized gains and losses, cost is determined by the moving-average method.

Taiyo Life's management and investment policies for policy reserve-matching bonds include risk management guidelines for monitoring such bonds. Based on the guidelines, Taiyo Life categorizes insurance policies into (1) all policies except for "group insurance policies" and "other insurance policies" with respect to general assets, (2) all policies for "defined contribution corporate pension insurance" and "group pure endowment insurance" policies with respect to group annuity insurance assets, and (3) all policies with respect to single premium whole life insurance assets.

(e) Reserve for possible loan losses

The reserve for possible loan losses is established in accordance with the Three Life Insurance Companies' Self-Assessment Guidelines. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Three Life Insurance Companies provide specific reserves in the amount of the loan balance less amounts collectible from collateral, guarantees and by other means. For loans to borrowers who are not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Three Life Insurance Companies provide for a general reserve by applying the historical loan-loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related division in accordance with the Three Life Insurance Companies' Self-Assessment Guidelines, and the results of the assessment are reviewed by the internal auditing division, which is independent from the business-related division, before the reserve amount is finally determined.

Other consolidated subsidiaries also establish reserves for possible loan losses using the procedures in the same manner as the Three Life Insurance Companies. The provision of the reserve is based on the results of self-assessment procedures and also provides for an amount, if considered necessary by management, by applying the historical loan-loss ratio determined over a fixed period.

(f) Reserve for price fluctuations

Pursuant to requirements under Article 115 of the Insurance Business Law, the Three Life Insurance Companies maintain a reserve for price fluctuations primarily related to stocks, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(g) Policy reserve

Pursuant to requirements under Article 116 of the Insurance Business Law, the Three Life Insurance Companies maintain a policy reserve for the fulfilment of future obligations under life insurance contracts. The reserve of the accompanying consolidated financial statements is established pursuant to the net level premium method. This method assumes a constant or level amount of net insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The net insurance premium is the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency. For policies issued after April 2007, the net level premium reserve is calculated using an annual 1.5% interest rate and the mortality rate specified in the Life Insurance Companies Standard Mortality Table 2007.

In addition to the above, to provide for any extraordinary risks which might arise in the future, the Three Life Insurance Companies are required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for bonus to directors and corporate auditors

To provide for payment of the bonus to directors and corporate auditors, the Company and its consolidated subsidiaries set up a reserve for directors' and corporate auditors' bonus based on the expected amount to be paid in the year ended March 31, 2008.

(i) Reserve for employees' retirement benefits

The Company and its consolidated subsidiaries maintain noncontributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on their current rate of salaries and length of service at retirement or termination of employment for reasons other than dismissal.

The Company and its consolidated subsidiaries set up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/years of service approach.

Net obligation at translation on the employees' retirement benefits plan due to the change of rules for some employees' retirement benefits by Taiyo Life is recorded on statements of operations for the year ended March 31, 2008.

Net actuarial gains and losses on the employees' retirement benefits plan are recorded on statements of operations when incurred.

(j) Reserve for directors' and corporate auditors' retirement benefits

The Company and certain domestic consolidated subsidiaries have maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current rate of salaries and length of service at retirement.

The Company and these certain domestic consolidated subsidiaries set up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on an actuarial calculation of the value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/years of service approach.

(k) Income taxes

The Company has adopted the consolidated corporate tax system. The consolidated corporate tax system allows companies to pay taxes based on the combined profits or losses of a parent company and its wholly owned domestic subsidiaries. Due to the adoption of the consolidated corporate tax system, a portion of valuation allowance for deferred tax assets was reduced in respect of certain consolidated subsidiaries' tax loss carryforwards for which there had been uncertainty regarding realization.

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial reporting purposes and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial reporting purposes and tax purposes using the statutory tax rate.

(l) Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on estimated useful lives ranging from 3 to 50 years for buildings and improvements and from 2 to 20 years for equipment.

Depreciation method used for tangible fixed assets acquired on and after April 1, 2007 has been changed based on an amendment in corporate tax law. As a result of the change, ordinary profit and income before income taxes decreased by ¥68 million ($680 thousand) for the year ended March 31, 2008.

As for tangible fixed assets acquired on and before March 31, 2007, residual value has been depreciated under the straight-line method over five years from the year after tangible fixed assets are thoroughly depreciated to the limits of depreciable amount. As a result of the change, ordinary profit and income before income taxes decreased by ¥275 million ($2,752 thousand) for the year ended March 31,2008.

(m) Software

Development costs for internal-use software, which are included in intangible fixed assets, are capitalized and amortized under the straight-line method over their estimated useful lives of 5 years.

(n) Leases

Under the Japanese accounting standards for leases, finance leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer finance lease") are capitalized by the lessee, while other finance leases ("nonownership-transfer finance lease") are permitted to be accounted for as operating lease transactions.

The Company and its consolidated subsidiaries treat all nonownership-transfer finance leases as operating leases. Accordingly, leased assets with respect to nonownership-transfer finance leases where the Company is the lessee are not recognized in the accompanying consolidated balance sheets and lease payments are charged to expense when incurred. Nonownership-transfer finance leases where the Company is lessor are not treated as finance transactions and related leased assets are included in other assets in the accompanying consolidated balance sheets. Depreciation of leased assets is computed by the straight-line method over the respective lease period. Lease income is recognized when incurred.

(o) Land revaluation

Taiyo Life revalued its land for operating purposes as of March 31, 2002, as permitted by the Land Revaluation Law, which became effective in 1998. In accordance with provisions under this law and related ordinances, the revaluation is a one-time event and subsequent valuation gains or losses after the initial revaluation are not reflected in the consolidated financial statements but are disclosed if additional valuation losses are subsequently recognized after the initial revaluation. Net revaluation gains or losses are not recorded on statements of operations but are reported as a separate component of net assets, net of income taxes. In case the Company sells a part of such revalued land, related revaluation gains or losses are transferred to retained earnings. Book values of land for operating use before and after revaluation as of March 31, 2002 were ¥143,340 million and ¥110,220 million, respectively.

(p) Derivative financial instruments

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the consolidated balance sheets, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Derivative financial instruments designated in special hedge relationships are not revalued but the contractual rates of the derivative financial instruments are reflected in income or expense measurement of the hedged items. Changes in fair value of derivatives designated as fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions and referred to as cash flow hedges are recognized in the consolidated balance sheets and are reclassified into income when the related hedged item impacts income.

The effectiveness of the hedging is measured by reference to the market fluctuations or the cash flow fluctuations as they affect the particular hedged item and hedging instrument.

Taiyo Life uses deferral hedge and fair value hedge. The special treatment for interest rate swaps is applied only where the interest rate swaps satisfy the requirements for hedge accounting. The hedge instruments and hedge items for Taiyo Life are follows:

a. Hedge instrument: Interest rate swaps
   Hedge item: Loans and bonds

b. Hedge instrument: Foreign exchange contracts
   Hedge item: Foreign currency-denominated assets

c. Hedge instrument: Individual stock options
   Hedge item: Domestic equities

d. Hedge instrument: Margin transactions
   Hedge item: Domestic equities

e. Hedge instrument: Forward trading
   Hedge item: Domestic equities

Taiyo Life measures hedge effectiveness semi-annually using the method comparing the variability of the cash flow of the hedging instrument to the variability of the cash flow of the hedged item. However, Taiyo Life omits the test of hedge effectiveness of special treatment for interest rate swaps, same currency interest rate swaps, and individual stock options, margin transactions and forward trading with domestic equities as hedged items.

Daido Life uses fair value hedge and deferral hedge. The assignment accounting for foreign exchange contracts with certificates of deposit in foreign currency as the hedge item is applied only where the hedge instrument satisfy the requirements. The hedge instruments and hedge items for Daido Life are follows:

a. Hedge instrument: Foreign exchange contracts
   Hedge item: Foreign currency-denominated available-for-sale securities and certificates of deposit

b. Hedge instrument: Interest rate swaps
   Hedge item: Available-for-sale bonds

Daido Life measured the hedge effectiveness and determined that interest rate swaps to which deferral hedge was used had not fulfilled the requirement of application of the hedge accounting, thus, the hedge accounting for the interest rate swaps was no longer applied for the year ended March 31, 2008.

There is no impact from the above change on the consolidated balance sheets.

(q) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic consolidated subsidiaries are not included in income and expenses. The net of consumption taxes received and paid are separately recorded on the consolidated balance sheets. Where consumption taxes paid are not fully credited against consumption taxes received, the noncredited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain noncredited portions of consumption taxes paid, such as the purchase of property and equipment, are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

(r) Amortization of goodwill

Goodwill is fully amortized when incurred.

(s) Cash and cash equivalents

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposits and short-term investments with an original maturity of three months or less.

(t) Net assets per share

Net assets per share is computed based on the number of shares of common stock outstanding at the end of each fiscal year.

(u) Net income per share

Net income per share is computed based on the weighted average number of shares of common stock outstanding during each fiscal year.

(v) Appropriation of retained earnings

As in the past, the Company continues an annual dividend payment approved by the Ordinary Shareholders' Meeting. According to the Articles of Incorporation, semiannual interim dividend payment may be made by the resolution of the Board of Directors.

2. U.S. Dollar Amounts

The translations of yen amounts into U.S. dollar amounts are included solely for the convenience of the reader and have been made, as a matter of arithmetical computation only, at the rate of ¥100.19 = U.S.$1, which is the approximate rate prevailing at March 31, 2008. The translations should not be construed as representations that such yen amounts have been, could have been or could in the future be converted into U.S. dollars at that or any other rate.

3. Loans

Delinquent loans of the Company and its consolidated subsidiaries as of March 31, 2008 and 2007 are summarized as follows:

	As of March 31		
	2008	2007	2008
	(Millions of yen)		(Thousands of U.S. dollars)
Loans to bankrupt companies	¥ 472	¥ 559	$ 4,714
Past due loans	2,333	2,873	23,294
Loans overdue for three months or more	3,854	4,165	38,468
Restructured loans	342	406	3,415
Total	¥ 7,002	¥ 8,004	$ 69,893

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company and its consolidated subsidiaries have stopped accruing interest after determining that collection or repayment of principal or interest is unlikely due to significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans, other than those categorized as "Loans to bankrupt companies" and loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting of the borrower, on which the Company and its consolidated subsidiaries have stopped accruing interest based on self-assessment.

"Loans overdue for three months or more" are loans other than those categorized as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest are overdue for three months or more.

"Restructured loans" are loans other than those categorized as "Loans to bankrupt companies," "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

With respect to "Loans to bankrupt companies" and "Past due loans" that are covered by collateral and guarantees, the Company and its consolidated subsidiaries write-off the portion of such loans that is not collectable from collateral and guarantees, and charges such amounts to the reserve for possible loan losses. Write-offs relating to bankrupt companies for the years ended March 31, 2008 and 2007 amounted to ¥255 million ($2,554 thousand) and ¥6 million, respectively. Past due loans decreased due to write-offs ¥275 million ($2,747 thousand) and ¥240 million for the years ended March 31, 2008 and 2007, respectively.

The Company and its consolidated subsidiaries' outstanding loan commitments with borrowers as of March 31, 2008 and 2007 are summarized as follows:

	As of March 31		
	2008	2007	2008
	(Millions of yen)		(Thousands of U.S. dollars)
Total loan commitments	¥ 7,000	¥ 2,500	$ 69,867
Less amount drawn down	4,754	336	47,453
Unused loan commitments	¥ 2,245	¥ 2,163	$ 22,413

Based on the loan commitment agreements, the extension of credit is subject to the Company and its consolidated subsidiaries' review procedures. The review procedures consist ensuring the use of funds and assessing the creditworthiness of the borrower. Since not all of the outstanding commitments will be drawn down, the outstanding commitment amounts do not necessarily represent future cash requirements.

4. Accumulated Depreciation of Tangible Fixed Assets

Accumulated depreciation of tangible fixed assets as of March 31, 2008 and 2007 were ¥204,777 million ($2,043,892 thousand) and ¥203,137 million, respectively.

5. Separate Accounts

The consolidated balance sheets include ¥730,066 million ($7,286,820 thousand) and ¥786,065 million of assets and liabilities in equal amounts related to separate accounts as of March 31, 2008 and 2007, respectively.

Separate account assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are administered and invested by the Three Life Insurance Companies to meet specific investment objectives of the policyholders. All gains and losses relating to separate account assets and liabilities are offset by a corresponding provision for or reversal of policy reserve and do not affect the Three Life Insurance Companies' net income. Separate accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each such account, although they are not legally segregated in terms of their treatment in case of bankruptcy of the insurance company.

Securities invested under the separate accounts are deemed as trading securities and stated at fair value. Cost is determined by the moving-average method.

6. Reserve for Policyholder Dividends

An analysis of the reserve for policyholder dividends included in policy reserves for the years ended March 31, 2008 and 2007 is as follows:

	Years ended March 31		
	2008	**2007**	**2008**
	(Millions of yen)		*(Thousands of U.S. dollars)*
Balance at beginning of period	**¥ 197,357**	¥ 196,698	**$ 1,969,829**
Policyholder dividends	**(56,808)**	(56,763)	**(567,007)**
Increase in interest	**916**	947	**9,145**
Increase due to other reasons	**24**	-	**244**
Decrease due to other reasons	**-**	(7)	**-**
Provision for reserve for policyholder dividends	**45,384**	56,481	**452,983**
Balance at end of period	**¥ 186,873**	¥ 197,357	**$ 1,865,195**

7. Subordinated Bonds

Taiyo Life issued domestic unsecured subordinated notes with an early redeemable option (the "Notes"). Taiyo Life, by way of the issuance of the Notes, intends to enhance its solvency margin ratio as well as develop its relationship with domestic market investors, with a focus on investors in Japan.

The bankruptcy, commencement of corporate reorganization proceedings and commencement of civil rehabilitation proceedings are subordination events for the Notes. When a subordination event occurs, the principal amount and interest of the Notes will not be paid until the conditions for suspension are completed.

A description of the Notes is shown below:

	As of March 31, 2008 and 2007					
	Subscription date	**Opening balance**	**Ending balance**	**Offered rate**	**Guarante e**	**Maturity**
		(Millions of yen)				
Series 1	November 14, 2003	¥20,000	¥20,000	1.75%	Unsecured	November 19, 2013

The offered rate is 1.75% until November 19, 2008 and 2.4% plus the offered rate per annum for six-month Japanese yen deposits thereafter and redeemable at the option of Taiyo Life on November 19, 2008 and on each interest payment date thereafter.

8. Other Liabilities

Other liabilities included ¥35,000 million ($349,336 thousand) and ¥35,000 million of subordinated borrowings as of March 31, 2008 and 2007, respectively.

9. Commitments

The amounts of future contributions to the Policyholder Protection Corporation, which are estimated in accordance with Article 259 of the Insurance Business Law, were ¥30,576 million ($305,182 thousand) and ¥31,557 million as of March 31, 2008 and 2007, respectively. The contributions are recorded on statements of operation as an operating expense when paid, as the amount of future contributions is not yet fixed.

A total of ¥134,845 million ($1,345,893 thousand) and ¥145,797 million of the Three Life Insurance Companies' investments in securities was mainly pledged as collateral for the overdraft limit of exclusive account of real-time gross settlement of government bonds with the Bank of Japan, the benefit of the Policyholder Protection Corporation to secure such future contributions and as a substitution of collateral for margin trading and margin for futures contracts as of March 31, 2008 and 2007, respectively.

10. Organizational Change Surplus

The organizational change surplus, which is the portion of net assets attributable to contributions by past policyholders as of the date of the demutualization of Taiyo Life and Daido Life and whose distribution is restricted by Article 91 of the Insurance Business Law, amounted to ¥63,158 million ($630,386 thousand) and ¥10,836 million ($108,158 thousand) as of March 31, 2008, respectively.

11. Investments in Affiliates

Securities included ¥240 million ($2,397 thousand) and ¥213 million of investments in affiliates as of March 31, 2008 and 2007, respectively.

12. Impairment Loss

Impairment loss relating to fixed assets as of March 31, 2008 is as follows:

(1) Categorization of assets

The Three Life Insurance Insurance Companies categorize real estate owned for insurance marketing purposes as a single asset group. Other assets such as lease property and unused real estate are categorized separately. The other consolidated subsidiaries categorize real estate on a company by company basis.

(2) Background of impairment loss

Because of decreases in fair market value and rental income, impairment loss was recognized as the difference between the existing book value and recoverable amount. This decrease is reported in extraordinary losses as "Impairment loss."

(3) Impairment loss per asset group

			Impairment loss			
Asset	**Category**	**Location, etc.**	**Land**	**Buildings**	**Total**	
				(Millions of yen)		*(Thousands of U.S. dollars)*
Lease assets	Land and buildings	4 assets, including Utsunomiya City, Tochigi Prefecture	¥199	¥149	¥349	$3,485

(4) Calculation method of recoverable amount

The recoverable amount is based on the use value and the net realizable value. The use value is calculated by discounting future cash flows at 6.70%. In principle, the net realizable value is calculated by subtracting the estimated costs of disposal from appraisal value calculated in accordance with the real estate appraisal standard.

13. Consolidated Statements of Changes in Net Assets

(1) Type and number of shares issued and treasury shares

	Number of shares as of the previous fiscal year-end	**Number of shares increased in the fiscal year**	**Number of shares decreased in the fiscal year**	**Number of shares as of the fiscal year-end**
Shares issued:				
Common stock	246,330,000	-	-	246,330,000
Treasury stock:				
Common stock	78,848	21,607	2,240	98,215

Note 1: Treasury stock increased 21,607 shares by purchasing odd-lot shares.

Note 2: Treasury stock decreased 2,240 shares by accepting requests of adding to holding odd-lot shares.

(2) Information of shareholder dividends

The amount of policyholder dividends is as follows:

Date of resolution	Type of shares	Total amount of shareholder dividends		Shareholder dividends per share		Record Date	Effective date
		(Millions of yen)	*(Thousands of U.S. dollars)*	*(Yen)*	*(U.S. dollars)*		
Ordinary shareholders' meeting held on June 27, 2007	Common stocks	¥16,006	$159,759	¥65	$0.64	March 31, 2007	June28, 2007

The amount of policyholder dividends that is affected in the year ending March 31, 2009 while its record date is in the year ended March 31, 2008 is as follows:

Date of resolution	Type of shares	Amount of shareholder dividends		Underlying assets	Shareholder dividends per share		Record date	Effective Date
		(Millions of yen)	*(Thousands of U.S. dollars)*		*(Yen)*	*(U.S. dollars)*		
Ordinary shareholders' meeting held on June 26, 2008	Common stocks	¥16,005	$159,747	Retained earnings	¥65	$0.64	March 31, 2008	June 27, 2008

Note: This agenda will be presented in ordinary shareholders' meeting held on June 26, 2008.

14. Consolidated Statements of Cash Flows

The following table provides a reconciliation of cash and cash equivalents in the consolidated statements of cash flows to cash and cash deposits as stated in the consolidated balance sheets as of March 31, 2008 and 2007:

	As of March 31		
	2008	**2007**	**2008**
	(Millions of yen)		*(Thousands of U.S. dollars)*
Cash and deposits	**¥ 308,428**	¥ 419,874	**$ 3,078,440**
Less: deposits with an original maturity of more than three months	**(1,540)**	(90)	**(15,370)**
Call loans	**279,800**	340,800	**2,792,693**
Monetary claims purchased	**430,592**	450,533	**4,297,763**
Less: monetary claims purchased other than cash and cash equivalents	**(325,474)**	(269,413)	**(3,248,576)**
Securities purchased	**9,244,528**	9,870,253	**92,269,975**
Less: securities purchased other than cash and cash equivalents	**(8,953,739)**	(9,594,912)	**(89,367,595)**
Cash and cash equivalents	**¥ 982,596**	¥ 1,217,045	**$ 9,807,331**

15. Segment Information

Segment information is not required to be disclosed, as ordinary revenues and total assets related to the Company and its consolidated subsidiaries' insurance business in Japan exceed 90% of the total amounts of both ordinary revenues and total assets.

16. Lease Transactions

Information regarding nonownership-transfer finance leases were as follows:

(1) As lessee

Pro forma information of nonownership-transfer finance leases contracted as a lessee, such as acquisition cost and related accumulated depreciation of leased assets, obligation under finance leases, depreciation expense and interest expense of finance leases, which is required under Japanese accounting standards for leases as of March 31, 2008 and 2007 is summarized as follows:

	As of March 31		
	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Tangible fixed assets:			
Acquisition cost	¥ 160	¥ 124	$ 1,606
Accumulated depreciation	(56)	(43)	(565)
Net carrying value	¥ 104	¥ 80	$ 1,040
Other:			
Acquisition cost	¥ 131	¥ 131	$ 1,317
Accumulated depreciation	(51)	(25)	(518)
Net carrying value	¥ 80	¥ 106	$ 798
Total:			
Acquisition cost	¥ 292	¥ 256	$ 2,923
Accumulated depreciation	(108)	(69)	(1,084)
Net carrying value	¥ 184	¥ 187	$ 1,839

Obligations under finance leases as of March 31, 2008 and 2007 were as follows:

	As of March 31		
	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Due within one year	¥ 66	¥ 50	$ 668
Due after one year	120	138	1,202
Total	¥ 187	¥ 188	$ 1,870

Total payments for nonownership-transfer finance leases for the years ended March 31, 2008 and 2007 were ¥65 million ($648 thousand) and ¥48 million, respectively.

Depreciation and imputed interest cost, which are not reflected in the accompanying consolidated statements of operations, for the years ended March 31, 2008 and 2007 were as follows:

	Years ended March 31		
	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Depreciation	¥ 61	¥ 45	$ 617
Imputed interest cost	4	3	45

Depreciation is computed by the straight-line method over the respective lease period. The residual value at the end of the lease period is not considered for the calculation of depreciation. Imputed interest cost is computed by the interest method.

Future minimum lease payments on operating leases as of March 31, 2008 and 2007 were as follows:

	As of March 31		
	2008	2007	2008
	(Millions of yen)		(Thousands of U.S. dollars)
Due within one year	¥ 1	¥ 0	$ 11
Due after one year	1	-	19
Total	¥ 3	¥ 0	$ 30

(2) As lessor

Information of nonownership-transfer finance leases contracted as a lessor, required under Japanese accounting standards, as of March 31, 2008 and 2007 is summarized as follows.

Leased assets included in the accompanying consolidated balance sheets accounted for under operating lease accounting are summarized as follows:

	As of March 31		
	2008	2007	2008
	(Millions of yen)		(Thousands of U.S. dollars)
Other:			
Acquisition cost	¥ 55,963	¥ 52,920	$ 558,578
Accumulated depreciation	(30,607)	(30,223)	(305,498)
Net carrying value	¥ 25,356	¥ 22,697	$ 253,080

The amounts equivalent to the minimum lease payments to be received as of March 31, 2008 and 2007 were as follows:

	As of March 31		
	2008	2007	2008
	(Millions of yen)		(Thousands of U.S. dollars)
Due within one year	¥ 8,497	¥ 7,618	$ 84,814
Due after one year	24,037	21,887	239,914
Total	¥ 32,534	¥ 29,505	$ 324,728

Gross lease income, recovery to the principal amount and net lease income if the Company applied finance lease accounting to nonownership-transfer finance leases for the years ended March 31, 2008 and 2007 would have been as follows:

	Years ended March 31		
	2008	2007	2008
	(Millions of yen)		(Thousands of U.S. dollars)
Gross lease income	¥ 8,677	¥ 8,612	$ 86,607
Recovery of principal amount	7,348	7,585	73,349
Net lease income	1,487	1,447	14,842

Imputed interest cost is computed by the interest method.

17. Income Taxes

The Company and its domestic consolidated subsidiaries are subject to corporate (national) and inhabitants (local) taxes based on income. The footnote disclosure of reconciliation between the enacted tax rate and the corporate tax rate is as follows:

	Years ended March 31	
	2008	2007
	(%)	
Statutory tax rate	**36.1%**	36.1%
Valuation allowance	**14.9**	4.1
Permanent difference items including entertainment expense, etc.	**1.0**	1.3
Other, net	**1.4**	1.8
Effective tax rate	**53.4%**	43.3%

Significant components of deferred tax assets and liabilities of the Company and consolidated subsidiaries as of March 31, 2008 and 2007 are summarized below:

	As of March 31		
	2008	2007	2007
	(Millions of yen)		(Thousands of U.S. dollars)
Deferred tax assets:			
Policy reserves	**¥ 102,394**	¥ 90,863	**$ 1,022,006**
Reserve for price fluctuations	**49,561**	37,746	**494,678**
Unrealized gains on available-for-sale securities	**42,443**	9,959	**423,632**
Reserve for employees' retirement benefits	**42,219**	41,556	**421,397**
Devaluation losses on securities	**18,687**	10,021	**186,517**
Deferred losses on disposal and devaluation of fixed assets	**4,536**	4,322	**45,279**
Tax loss carryforward	**4,515**	4,257	**45,070**
Reserve for bonus payments	**3,352**	3,321	**33,459**
Reserve for possible loan losses	**1,427**	1,405	**14,250**
Other	**10,051**	8,770	**100,325**
Subtotal	**279,191**	212,222	**2,786,616**
Valuation allowance	**(27,715)**	(15,956)	**(276,631)**
Total deferred tax assets	**251,475**	196,266	**2,509,984**
Deferred tax liabilities:			
Unrealized gains on available-for-sale securities	**(181,633)**	(393,539)	**(1,812,885)**
Accrued dividend income	**(2,003)**	(1,757)	**(19,993)**
Deferred gain on reduction of book value of real estate	**(900)**	(908)	**(8,986)**
Other	**(530)**	(469)	**(5,292)**
Total deferred tax liabilities	**(185,066)**	(396,674)	**(1,847,158)**
Net deferred tax asset	**¥ 66,408**	¥ (200,408)	**$ 662,826**
Amounts recognized in consolidated balance sheet:			
Assets	**¥ 66,441**	¥ 770	**$ 663,150**
Liabilities	**10**	201,178	**105**
	¥ 66,430	¥ (200,408)	**$ 663,044**

18. Investments in Securities

(1) As of March 31, 2008

Securities classified as trading securities by the Company and its consolidated subsidiaries as of March 31, 2008 are summarized as follows:

Carrying amount	Valuation difference charged to earnings-losses	Carrying amount	Valuation difference charged to earnings-losses
(Millions of yen)		*(Thousands of U.S. dollars)*	
¥ 865,517	¥ (152,351)	$ 8,638,764	$ (1,520,621)

Investments in held-to-maturity securities with readily obtainable fair value as of March 31, 2008 are summarized as follows:

	Carrying amount	Fair value	Gross unrealized gains (losses)
		(Millions of yen)	
Items with fair value exceeding carrying amount:			
Domestic bonds:			
Government bonds	¥ 259,211	¥ 263,286	¥ 4,075
Municipal bonds	23,068	23,877	809
Corporate bonds	77,317	78,939	1,621
Total domestic bonds	359,597	366,103	6,505
Foreign bonds	-	-	-
Other securities	116,181	119,246	3,065
Total	475,779	485,350	9,571
Items with fair value not exceeding carrying amount:			
Domestic bonds:			
Government bonds	95,463	93,933	(1,530)
Municipal bonds	1,183	1,136	(47)
Corporate bonds	55,648	55,227	(420)
Total domestic bonds	152,295	150,297	(1,998)
Foreign bonds	-	-	-
Other securities	25,233	25,187	(45)
Total	177,529	175,485	(2,044)
Grand total	¥ 653,309	¥ 660,835	¥ 7,526

	Carrying amount	Fair value	Gross unrealized gains (losses)
		(Thousands of U.S. dollars)	
Items with fair value exceeding carrying amount:			
Domestic bonds:			
Government bonds	$ 2,587,197	$ 2,627,873	$ 40,676
Municipal bonds	230,250	238,327	8,076
Corporate bonds	771,712	787,896	16,183
Total domestic bonds	3,589,160	3,654,096	64,936
Foreign bonds	-	-	-
Other securities	1,159,613	1,190,207	30,593
Total	4,748,773	4,844,304	95,530
Items with fair value not exceeding carrying amount:			
Domestic bonds:			
Government bonds	952,824	937,549	(15,274)
Municipal bonds	11,816	11,342	(474)
Corporate bonds	555,430	551,229	(4,201)
Total domestic bonds	1,520,070	1,500,120	(19,950)
Foreign bonds	-	-	-
Other securities	251,860	251,401	(458)
Total	1,771,931	1,751,522	(20,408)
Grand total	$ 6,520,705	$ 6,595,826	$ 75,121

Note: Other securities include certificates of deposits amounting to ¥2,000 million ($19,962 thousand) that are shown as cash and deposits, commercial paper amounting to ¥25,969 million ($259,205 thousand) and beneficiary trust certificates amounting to ¥113,445 million ($1,132,306 thousand) that are shown as monetary claims purchased on the consolidated balance sheet as of March 31, 2008.

Policy reserve-matching bonds with readily obtainable fair value as of March 31, 2008 are summarized as follows:

	Carrying amount	Fair value	Gross unrealized gains (losses)
		(Millions of yen)	
Items with fair value exceeding carrying amount:			
Domestic bonds:			
Government bonds	¥ 775,279	¥ 800,112	¥ 24,832
Municipal bonds	267,403	275,599	8,195
Corporate bonds	532,070	548,480	16,410
Total	1,574,753	1,624,192	49,438
Items with fair value not exceeding carrying amount:			
Domestic bonds:			
Government bonds	-	-	-
Municipal bonds	2,397	2,340	(56)
Corporate bonds	27,602	27,492	(110)
Total	29,999	29,833	(166)
Grand total	¥ 1,604,753	¥ 1,654,025	¥ 49,272

	Carrying amount	Fair value	Gross unrealized gains (losses)
		(Thousands of U.S. dollars)	
Items with fair value exceeding carrying amount:			
Domestic bonds:			
Government bonds	$ 7,738,094	$ 7,985,952	$ 247,857
Municipal bonds	2,668,961	2,750,765	81,804
Corporate bonds	5,310,616	5,474,406	163,789
Total	15,717,672	16,211,124	493,451
Items with fair value not exceeding carrying amount:			
Domestic bonds:			
Government bonds	-	-	-
Municipal bonds	23,928	23,363	(565)
Corporate bonds	275,502	274,401	(1,101)
Total	299,431	297,764	(1,666)
Grand total	$16,017,103	$16,508,889	$ 491,785

Available-for-sale securities with readily obtainable fair value as of March 31, 2008 are summarized as follows:

	Acquisition cost	Carrying amount	Difference
		(Millions of yen)	
Items with carrying amount exceeding acquisition cost:			
Domestic bonds:			
Government bonds	¥ 541,999	¥ 554,477	¥ 12,477
Municipal bonds	894,965	908,591	13,625
Corporate bonds	1,068,116	1,088,830	20,714
Total domestic bonds	2,505,081	2,551,899	46,817
Domestic equities	406,037	753,118	347,080
Foreign securities:			
Foreign bonds	390,914	407,339	16,425
Foreign equities	34,328	50,580	16,252
Foreign other securities	113,180	117,786	4,605
Total foreign securities	538,423	575,706	37,283
Other securities	511,327	563,134	51,806
Total	3,960,870	4,443,858	482,988
Items with carrying amount not exceeding acquisition cost:			
Domestic bonds:			
Government bonds	323,484	321,819	(1,664)
Municipal bonds	10,986	10,885	(101)
Corporate bonds	277,151	273,847	(3,303)
Total domestic bonds	611,621	606,552	(5,068)
Domestic equities	206,223	184,487	(21,736)
Foreign securities:			
Foreign bonds	368,646	358,368	(10,278)
Foreign equities	41,001	36,049	(4,952)
Foreign other securities	230,926	205,763	(25,162)
Total foreign securities	640,574	600,181	(40,392)
Other securities	597,984	557,192	(40,792)
Total	2,056,404	1,948,414	(107,990)
Grand total	¥ 6,017,274	¥ 6,392,273	¥ 374,998

	Acquisition cost	Carrying amount	Difference
	(Thousands of U.S. dollars)		
Items with carrying amount exceeding acquisition cost:			
Domestic bonds:			
Government bonds	$ 5,409,714	$ 5,534,257	$ 124,543
Municipal bonds	8,932,686	9,068,684	135,997
Corporate bonds	10,660,909	10,867,660	206,751
Total domestic bonds	25,003,311	25,470,602	467,291
Domestic equities	4,052,679	7,516,900	3,464,221
Foreign securities:			
Foreign bonds	3,901,727	4,065,670	163,943
Foreign equities	342,632	504,847	162,214
Foreign other securities	1,129,661	1,175,630	45,969
Total foreign securities	5,374,021	5,746,149	372,127
Other securities	5,103,576	5,620,662	517,085
Total	39,533,588	44,354,315	4,820,727
Items with carrying amount not exceeding acquisition cost:			
Domestic bonds:			
Government bonds	3,228,707	3,212,096	(16,610)
Municipal bonds	109,656	108,646	(1,010)
Corporate bonds	2,766,257	2,733,284	(32,973)
Total domestic bonds	6,104,620	6,054,026	(50,593)
Domestic equities	2,058,325	1,841,374	(216,951)
Foreign securities:			
Foreign bonds	3,679,476	3,576,887	(102,588)
Foreign equities	409,233	359,807	(49,426)
Foreign other securities	2,304,884	2,053,737	(251,147)
Total foreign securities	6,393,594	5,990,432	(403,161)
Other securities	5,968,508	5,561,359	(407,148)
Total	20,525,049	19,447,193	(1,077,855)
Grand total	$ 60,058,637	$ 63,801,509	$ 3,742,871

Note 1: Other securities include certificates of deposits amounting to ¥62,000 million ($618,824 thousand) that are shown as cash and deposits, commercial paper amounting to ¥100,127 million ($999,376 thousand) and beneficiary trust certificates amounting to ¥187,600 million ($1,872,448 thousand) that are shown as monetary claims purchased on the consolidated balance sheet as of March 31, 2008.

Note 2: Impairment losses with respect to the available-for-sale securities with readily obtainable fair value as of March 31, 2008totaled ¥25,453 million ($254,048 thousand) and were charged to income. Impairment loss was recognized when the fair market value of securities as of March 31, 2008 decreased from the acquisition cost by 30% or more.

Gross gains of ¥100,439 million ($1,002,493 thousand) and gross losses of ¥56,587 million ($564,803 thousand) were recorded on the sales of securities classified as available-for-sale for the year ended March 31, 2008. Total proceeds on such sales amounted to ¥1,471,773 million ($14,689,828 thousand) for the year ended March 31, 2008.

Gross gains of ¥2,035 million ($20,321 thousand) and gross losses of ¥5,636 million ($56,256 thousand) were recorded on the sales of securities classified as policy reserve-matching bonds for the year ended March 31, 2008. Total proceeds on such sales amounted to ¥471,443 ($4,705,496 thousand) for the year ended March 31, 2008.

There are no sales of securities classified as held-to-maturity bonds for the year ended March 31, 2008.

Securities without readily obtainable fair value held by the Company as of March 31, 2008 are summarized as follows:

	Carrying amount	
	(Millions of yen)	*(Thousands of U.S. dollars)*
Available-for-sale securities:		
Unlisted stocks	¥ 34,157	$ 340,929
Foreign securities/unlisted stocks	3,876	38,688
Foreign securities/other securities	147,128	1,468,492
Other securities	34,656	345,906
Total	¥ 219,818	$ 2,194,016

The Company has not reclassified certain securities for the year ended March 31, 2008.

The carrying value of bonds classified as available-for-sale and held-to-maturity securities at March 31, 2008, by contractual maturity date, is as follows:

	Due in one year or less	Dues after one year through five years	Due after five years through 10 years	Due after 10 years
		(Millions of yen)		
Government bonds	¥ 660,697	¥ 373,236	¥ 300,122	¥ 672,640
Municipal bonds	198,476	535,667	387,139	92,246
Corporate bonds	191,496	773,970	499,885	573,169
Domestic equities	-	-	2,000	-
Foreign bonds	72,710	320,324	233,081	133,162
Foreign equities	-	3,009	2,908	-
Other foreign securities	2,536	57,756	125,738	61,206
Other securities	190,345	28,677	27,757	286,414
Total	¥ 1,316,263	¥ 2,092,641	¥ 1,578,633	¥ 1,818,839

	Due in one year or less	Dues after one year through five years	Due after five years through 10 years	Due after 10 years
		(Thousands of U.S. dollars)		
Government bonds	$ 6,594,446	$ 3,725,288	$ 2,995,528	$ 6,713,647
Municipal bonds	1,980,999	5,346,513	3,864,056	920,717
Corporate bonds	1,911,333	7,725,026	4,989,373	5,720,821
Domestic equities	-	-	19,962	-
Foreign bonds	725,728	3,197,166	2,326,394	1,329,103
Foreign equities	-	30,034	29,033	-
Other foreign securities	25,320	576,473	1,255,001	610,899
Other securities	1,899,849	286,229	277,044	2,858,710
Total	$ 13,137,678	$ 20,886,731	$ 15,756,394	$ 18,153,900

(2) As of March 31, 2007

Securities classified as trading securities by the Company and its consolidated subsidiaries as of March 31, 2007 are summarized as follows:

Carrying amount	Valuation difference charged to earnings-losses
(Millions of yen)	
¥ 944;537	¥ (113)

Investments in held-to-maturity securities with readily obtainable fair value as of March 31, 2007 are summarized as follows:

	Carrying amount	Fair value	Gross unrealized gains (losses)
		(Millions of yen)	
Items with fair value exceeding carrying amount:			
Domestic bonds:			
Government bonds	¥ 151,675	¥ 152,589	¥ 913
Municipal bonds	21,755	22,243	488
Corporate bonds	44,422	45,458	1,036
Total domestic bonds	217,853	220,291	2,438
Foreign bonds	-	-	-
Other securities	50,281	50,764	483
Total	268,134	271,056	2,922
Items with fair value not exceeding carrying amount:			
Domestic bonds:			
Government bonds	227,189	224,129	(3,059)
Municipal bonds	3,501	3,428	(72)
Corporate bonds	88,233	86,724	(1,509)
Total domestic bonds	318,924	314,283	(4,641)
Foreign bonds	15,000	14,992	(7)
Other securities	87,639	86,494	(1,144)
Total	421,563	415,770	(5,793)
Grand total	¥ 689,698	¥ 686,826	¥ (2,871)

Note: Other securities include certificates of deposits amounting to ¥5,000 million that are shown as cash and deposits, commercial paper amounting to ¥28,982 million and beneficiary trust certificates amounting to ¥103,938 million that are shown as monetary claims purchased on the consolidated balance sheet as of March 31, 2007.

Policy reserve-matching bonds with readily obtainable fair value as of March 31, 2007 are summarized as follows:

	Carrying amount	Fair value	Gross unrealized gains (losses)
		(Millions of yen)	
Items with fair value exceeding carrying amount:			
Domestic bonds:			
Government bonds	¥ 431,298	¥ 435,755	¥ 4,456
Municipal bonds	129,224	131,302	2,078
Corporate bonds	307,269	311,125	3,856
Total	867,791	878,183	10,391
Items with fair value not exceeding carrying amount:			
Domestic bonds:			
Government bonds	145,959	145,227	(731)
Municipal bonds	189,091	188,011	(1,080)
Corporate bonds	452,143	449,491	(2,651)
Total	787,194	782,731	(4,463)
Grand total	¥ 1,654,986	¥ 1,660,914	¥ 5,927

Available-for-sale securities with readily obtainable fair value as of March 31, 2007 are summarized as follows:

	Acquisition cost	Carrying amount	Difference
		(Millions of yen)	
Items with carrying amount exceeding acquisition cost:			
Domestic bonds:			
Government bonds	¥ 345,167	¥ 355,370	¥ 10,203
Municipal bonds	788,870	797,803	8,933
Corporate bonds	878,985	892,063	13,078
Total domestic bonds	2,013,022	2,045,237	32,215
Domestic equities	584,085	1,268,363	684,277
Foreign securities:			
Foreign bonds	638,973	663,813	24,839
Foreign equities	90,378	120,385	30,006
Foreign other securities	85,066	97,284	12,218
Total foreign securities	814,418	881,483	67,064
Other securities	699,906	956,321	256,415
Total	4,111,433	5,151,406	1,039,972
Items with carrying amount not exceeding acquisition cost:			
Domestic bonds:			
Government bonds	242,396	240,730	(1,666)
Municipal bonds	253,935	251,378	(2,557)
Corporate bonds	459,961	454,081	(5,880)
Total domestic bonds	956,294	946,190	(10,104)
Domestic equities	68,150	58,196	(9,954)
Foreign securities:			
Foreign bonds	191,469	189,629	(1,839)
Foreign equities	10,495	9,906	(588)
Foreign other securities	10,127	9,226	(900)
Total foreign securities	212,091	208,762	(3,329)
Other securities	471,933	467,936	(3,996)
Total	1,708,470	1,681,085	(27,384)
Grand total	¥ 5,819,903	¥ 6,832,491	¥ 1,012,588

Note 1: Other securities include certificates of deposits amounting to ¥116,500 million that are shown as cash and deposits, commercial paper amounting to ¥166,128 million and beneficiary trust certificates amounting to ¥149,757 million that are shown as monetary claims purchased on the consolidated balance sheet as of March 31, 2007.

Note 2: Impairment losses with respect to the available-for-sale securities with readily obtainable fair value as of March 31, 2007 totaled ¥339 million and were charged to income. Impairment loss was recognized when the fair market value of securities as of March 31, 2007 decreased from the acquisition cost by 30% or more.

Gross gains of ¥93,883 million and gross losses of ¥41,588 million were recorded on the sales of securities classified as available-for-sale for the year ended March 31, 2007. Total proceeds on such sales amounted to ¥1,437,906 million for the year ended March 31, 2007.

Gross gains of ¥364 million and gross losses of ¥10,789 million were recorded on the sales of securities classified as policy reserve-matching bonds for the year ended March 31, 2007. Total proceeds on such sales amounted to ¥586,074 million for the year ended March 31, 2007.

There are no sales of securities classified as held-to-maturity bonds for the year ended March 31, 2007.

Securities without readily obtainable fair value held by the Company as of March 31, 2007 are summarized as follows:

	Carrying amount
	(Millions of yen)
Available-for-sale securities:	
Unlisted stocks	¥ 32,199
Foreign securities/unlisted stocks	0
Foreign securities/other securities	257,849
Other securities	28,797
Total	¥ 318,846

The Company reclassified certain bonds originally classified as held-to-maturity securities, with a net book value of ¥1,240,403 million, into available-for-sale securities. To secure mobility to the shift of securities corresponding to long-term insurance liabilities, the held-to-maturity securities in general assets were reclassified. As a result of the reclassification, the balance of available-for-sale securities increased ¥8,270 million, the balance of monetary claims purchased decreased ¥676 million and net unrealized gains on available-for-sale securities increased ¥4,852 million.

The carrying value of bonds classified as available-for-sale and held-to-maturity securities at March 31, 2007, by contractual maturity date, is as follows:

	Due in one year or less	Dues after one year through five years	Due after five years through 10 years	Due after 10 years
		(Millions of yen)		
Government bonds	¥ 399,135	¥ 413,450	¥ 306,810	¥ 432,745
Municipal bonds	164,910	683,658	461,645	82,541
Corporate bonds	200,244	972,411	564,816	489,387
Domestic equities	-	-	2,000	-
Foreign bonds	96,007	385,112	220,798	165,531
Foreign equities	-	3,719	2,098	-
Other foreign securities	314	27,397	79,054	40,884
Other securities	316,843	34,052	25,167	242,972
Total	¥ 1,177,455	¥ 2,519,802	¥ 1,662,391	¥ 1,454,061

19. Investment in Monetary Trusts

(1) As of March 31, 2008

Monetary trusts classified as trading purpose trusts by the Company and its consolidated subsidiaries as of March 31, 2008 are summarized as follows:

Carrying amount	Valuation difference charged to earnings-gains	Carrying amount	Valuation difference charged to earnings-gains
(Millions of yen)		*(Thousands of U.S. dollars)*	
¥ 30,165	**¥ 16,162**	**$ 301,085**	**$ 161,317**

There are no monetary trusts for held-to-maturity or policy reserve-matching purposes as of March 31, 2008.

Monetary trusts other than investment, held-to-maturity and policy reserve-matching purpose as of March 31, 2008 are summarized as follows:

	Acquisition cost	Carrying amount	Gross unrealized gains
		(Millions of yen)	
Monetary trusts	**¥ 23,976**	**¥ 24,303**	**¥ 327**

	Acquisition cost	Carrying amount	Gross unrealized gains
		(Thousands of U.S. dollars)	
Monetary trusts	**$ 239,310**	**$ 242,576**	**$ 3,265**

Note 1: In addition to the monetary trusts above, joint monetary trusts amounting to ¥80,300 million ($801,477 thousand) are stated at the acquisition cost on the consolidated balance sheet as of March 31, 2008.

Note 2: Impairment losses with respect to monetary trusts other than investment, held-to-maturity and policy reserve-matching as of March 31, 2008 amounted to ¥1,182 million ($11,799 thousand) and were charged to income. Impairment loss was recognized when the fair market value of securities as of March 31, 2008 decreased from the acquisition cost by 30% or more.

(2) As of March 31, 2007

Monetary trusts classified as trading purpose trusts by the Company and its consolidated subsidiaries as of March 31, 2007 are summarized as follows:

Carrying amount	Valuation difference charged to earnings-losses
(Millions of yen)	
¥ 12,340	¥ (2,979)

There are no monetary trusts for held-to-maturity or policy reserve-matching purposes as of March 31, 2007.

Monetary trusts other than investment, held-to-maturity and policy reserve-matching purpose as of March 31, 2007 are summarized as follows:

	Acquisition cost	Carrying amount	Gross unrealized gains
		(Millions of yen)	
Monetary trusts	¥ 46,773	¥ 76,546	¥ 29,772

Note: In addition to the monetary trusts above, joint monetary trusts amounting to ¥24,300 million are stated at the acquisition cost on the consolidated balance sheet as of March 31, 2007.

20. Derivative Financial Instruments

The Three Life Insurance Companies use swaps, forwards, futures and option contracts to hedge exposure to changes in interest rates, foreign exchange rates and stock and bond prices for assets in the consolidated balance sheets or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, the companies trade credit derivatives within certain internal guidelines, such as total notional amount and credit rating of entities to be referred under the credit derivatives.

The Three Life Insurance Companies have established internal rules regarding derivative financial instruments including policies and procedures for risk assessment, approval, reporting and monitoring. Based on such rules, the use of new types of derivative financial instruments must be approved by the Board of Directors. Such rules enable the companies to maintain an adequate control environment for derivative financial instruments. All dealing functions, such as the front, back and middle offices, are completely separated into different departments. The middle office, the Total Risk Monitoring Department, periodically monitors, measures and analyzes risks related to derivative financial instruments, and periodically reports total risk, position and gains and losses to the Board of Directors.

Because the Three Life Insurance Companies use derivative financial instruments mainly to hedge or manage market risk exposures resulting from assets on the consolidated balance sheets, the risk of derivative financial instruments is limited through offsetting the risk arising from those assets. Instruments are traded either over an exchange or with counterparties of high credit quality and the risk of nonperformance by the counterparties is therefore considered to be remote.

The Three Life Insurance Companies use derivative financial instruments for the purpose of complementing risk hedges, which are linked with cash product assets. Accordingly, the Three Life Insurance Companies do not make a deal for speculative trades.

Taiyo Life focuses on the stable investment management of assets and leverages risks linking hedge purposes with holding cash product assets. Daito Life focuses on efficient investment management of assets and complementing trades of cash product assets. Daido Life uses derivative financial instruments where trades are limited for the above policy.

To minimize the risks of minimum death guaranty and guaranteed minimum living benefit for individual variable annuities, T&D Financial Life uses derivative trades in monetary trusts for hedge purposes against increasing risks, owing to falling prices related to the subjected cash product assets in separate accounts.

The following tables show a summary of the notional amounts and current market or fair values of derivative financial instruments held as of March 31, 2008 and 2007. Notional amounts do not represent exposure to credit loss.

	As of March 31; 2008			
	Notional amounts		Current market or fair value	Valuation gains (losses)
	Over one year	One year or less		
	(Millions of yen)			
Interest rate swap (fixed interest receipt)	¥ 121,783	¥ 23,043	¥ 1,298	¥ 1,298
Interest rate swap (fixed interest pay)	138,382	-	120	120
Foreign exchange contracts sold	-	756,737	732,263	24,474
Foreign exchange contracts bought	-	201	202	0
Bond futures contracts sold	-	-	-	-
Stock index futures contracts sold	-	-	-	-
Stock forward contracts sold	-	22,135	21,020	1,115
Total valuation gains, net				¥ 27,009

	As of March 31, 2007			
	Notional amounts		Current market or fair value	Valuation gains (losses)
	Over one year	One year or less		
	(Millions of yen)			
Interest rate swap (fixed interest receipt)	¥ 116,235	¥ 29,789	¥ (733)	¥ (733)
Interest rate swap (fixed interest pay)	138,382	1,400	1,209	1,209
Foreign exchange contracts sold	-	789,672	788,415	1,256
Foreign exchange contracts bought	-	995	1,005	10
Bond futures contracts sold	-	22,559	22,537	21
Stock index futures contracts sold	-	16,563	16,753	(189)
Stock forward contracts sold	-	-	-	-
Total valuation gains, net				¥ 1,576

	As of March 31, 2008			
	Notional amounts		Current market or fair value	Valuation gains (losses)
	Over one year	One year or less		
	(Thousands of U.S. dollars)			

Interest rate swap (fixed interest receipt)	$ 1,215,528	$ 229,997	$ 12,957	$ 12,957
Interest rate swap (fixed interest pay)	1,381,195	-	1,202	1,202
Foreign exchange contracts sold	-	7,553,028	7,308,744	244,284
Foreign exchange contracts bought	-	2,013	2,022	9
Bond futures contracts sold	-	-	-	-
Stock index futures contracts sold	-	-	-	-
Stock forward contracts sold	-	220,940	209,809	11,130
Total valuation gains, net				$ 269,583

Note 1: The transactions that apply deferral hedge and fair value hedge accounting, including special treatment for interest rate swaps, are included above.

Note 2: Foreign currency monetary assets or liabilities that are fixed at the yen amount at settlement time by employing foreign exchange forward contracts and are stated in yen in the accompanying consolidated balance sheets are excluded above.

T&D Financial Life uses monetary trusts to execute derivatives trades. The following tables show a summary of the notional amounts and current market or fair values of derivative financial instruments held as of March 31, 2008 and 2007.

	As of March 31, 2008			
	Notional amounts		Current market or fair value	Valuation gains (losses)
	Over one year	One year or less		
	(Millions of yen)			
Currency options bought (put)	¥ 30,495	¥ 3,726		
Option premium	4,287	221	¥ 3,534	¥ (974)
Currency options bought (put) in USD	18,369	2,316		
Option premium	2,818	153	2,643	(328)
Currency options bought (put) in EUR	12,126	1,409		
Option premium	1,469	67	891	(645)
Stock index options bought (put)	102,932	7,112		
Option premium	15,103	473	25,377	9,800
Total valuation gains, net				¥ 8,826

	As of March 31, 2007			
	Notional amounts		Current market or fair value	Valuation gains (losses)
	Over one year	One year or less		
	(Millions of yen)			
Currency options bought (put)	¥ 32,286	¥ 3,406		
Option premium	4,338	134	¥ 2,170	¥ (2,301)
Currency options bought (put) in USD	19,976	2,126		
Option premium	2,930	93	1,646	(1,377)
Currency options bought (put) in EUR	12,309	1,279		
Option premium	1,407	41	524	(923)
Stock index options bought (put)	97,500	6,908		
Option premium	12,518	292	7,777	(5,034)
Total valuation losses, net				¥ (7,335)

	As of March 31, 2008			
	Notional amounts		Current market or fair value	Valuation gains (losses)
	Over one year	One year or less		
	(Thousands of U.S. dollars)			
Currency options bought (put)	$ 304,381	$ 37,192		
Option premium	42,794	2,206	$ 35,276	$ (9,724)
Currency options bought (put) in USD	183,349	23,124		
Option premium	28,128	1,534	26,380	(3,282)
Currency options bought (put) in EUR	121,031	14,067		
Option premium	14,666	671	8,896	(6,441)
Stock index options bought (put)	1,027,370	70,986		
Option premium	150,744	4,725	253,292	97,822
Total valuation gains, net				$ 88,097

Note 1: The transactions that apply deferral hedge and fair value hedge accounting, including special treatment for interest rate swaps, are included above.

Note 2: Foreign currency monetary assets or liabilities that are fixed at the yen amount at settlement time by employing foreign exchange forward contracts and are stated in yen in the accompanying consolidated balance sheets are excluded above.

21. Reserve for Employees' Retirement Benefits

The components of net periodic pension cost are summarized below:

	Years ended March 31		
	2008	2007	2008
	(Millions of yen)		(Thousands of U.S. dollars)
Service cost	¥ 6,003	¥ 5,692	$ 59,919
Interest cost	2,645	2,486	26,403
Expected return on assets	(428)	(384)	(4,274)
Amortization of unrecognized net actuarial loss	2,192	7,820	21,882
Amortization of unrecognized net obligation at translation	60	314	606
Net periodic pension cost	10,473	15,927	104,537
Other	127	124	1,270
Total pension cost	¥ 10,600	¥ 16,052	$ 105,808

Assumptions used in accounting for the plans were as follows:

	Years ended March 31	
	2008	2007
Discount rate	1.9% – 2.3%	1.9% – 2.3%
Expected long-term rate of return on assets	1.25% – 2.49%	1.25% – 2.49%

The plans' funded status as of March 31, 2008 and 2007 is summarized below:

	As of March 31		
	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Projected benefit obligation	¥ **137,680**	¥ 135,898	**$ 1,374,195**
Plan assets	**(20,831)**	(20,912)	**(207,920)**
Reserve for employees' retirement benefits	¥ **116,849**	¥ 114,986	**$ 1,166,275**

22. Per Share Information

Net assets per share computed based on the number of shares of common stock outstanding as of March 31, 2008 and 2007 were ¥2,743.16 ($27.37) and ¥4,419.55, respectively. Net income per share computed based on the weighted-average number of shares of common stock outstanding during the year ended March 31, 2008 and 2007 were ¥149.24 ($1.48) and ¥157.45, respectively.

A summary of the net assets per share computations is as follows:

	As of March 31		
	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Net assets	¥ **677,273**	¥1,090,229	**$ 6,759,894**
Minority interests	**(1,820)**	(1,909)	**(18,166)**
Net assets available to common stockholders	¥ **675,453**	¥1,088,319	**$ 6,741,728**
	(Shares)		
The number of shares of common stock outstanding	**246,231,785**	246,251,152	

A summary of the net income per share computations is as follows:

	Years ended March 31		
	2008	2007	2008
	(Millions of yen)		*(Thousands of U.S. dollars)*
Net income	¥ **36,749**	¥ 38,772	**$ 366,802**
Bonuses to directors and corporate auditors	**(-)**	(-)	**(-)**
Net income available to common stockholders	¥ **36,749**	¥ 38,772	**$ 366,802**
	(Shares)		
Weighted-average common shares outstanding	**246,239,986**	246,261,507	

23. Subsequent Events

There were no applicable subsequent events for the year ended March 31, 2008 and 2007.

V. Unaudited Non-Consolidated Financial Statements

T&D Holdings, Inc.

Table of Contents

Unaudited Non-Consolidated Balance Sheets

As of March 31,	2008		2007		Increase (decrease)	2008
	(Millions of yen)	*(%)*	*(Millions of yen)*	*(%)*	*(Millions of yen)*	*(Thousands of U.S. dollars)*
Assets:						
Current assets:						
Cash and deposits	¥ 523		¥ 17,477		¥ (16,953)	$ 5,228
Securities	17,000		-		17,000	169,677
Prepaid expenses	20		18		1	200
Deferred tax assets	105		78		26	1,051
Accounts receivable	30,449		29,381		1,067	303,918
Other current assets	0		7		(6)	2
Total current assets	48,099	7.6	46,963	7.4	1,135	480,079
Fixed assets:						
Tangible fixed assets:						
Buildings	114		126		(12)	1,139
Machinery and equipment	6		8		(1)	68
Total tangible fixed assets	120	0.0	135	0.0	(14)	1,207
Intangible fixed assets:						
Trademark	2		2		(0)	24
Software	8		9		(0)	88
Other intangible fixed assets	0		-		0	0
Total intangible fixed assets	11	0.0	12	0.0	(1)	112
Investments and other assets:						
Investments in subsidiaries	583,215		583,171		44	5,821,097
Deferred tax assets	116		79		36	1,165
Deposit for rent	1,653		1,653		(0)	16,501
Total investments and other assets	584,985	92.4	584,904	92.6	81	5,838,764
Total fixed assets	585,118	92.4	585,052	92.6	65	5,840,084
Total assets	¥ 633,217	100.0	¥ 632,016	100.0	¥ 1,201	$6,320,164

Unaudited Non-Consolidated Balance Sheets (continued)

As of March 31,	2008		2007		Increase (decrease)	2008
	(Millions of yen)	*(%)*	*(Millions of yen)*	*(%)*	*(Millions of yen)*	*(Thousands of U.S. dollars)*
Liabilities:						
Current liabilities:						
Accounts payable	¥ 4,038		¥ 7,326		¥ (3,288)	$ 40,309
Accrued expenses	166		127		38	1,660
Income tax payable	24,770		20,475		4,294	247,239
Consumption tax payable	31		8		22	311
Deposits received	4		5		(0)	48
Reserve for bonus to directors and corporate auditors	43		43		(0)	429
Total current liabilities	29,055	4.6	27,987	4.4	1,067	290,001
Fixed liabilities:						
Long-term debt	10,700		10,700		-	106,797
Reserve for directors' and corporate auditors' retirement benefits	367		252		114	3,666
Deposits received	1,545		1,545		-	15,422
Total fixed liabilities	12,612	2.0	12,498	2.0	114	125,885
Total liabilities	41,667	6.6	40,485	6.4	1,181	415,886
Net assets:						
Stockholders' equity:						
Common stock:						
Authorized – 966,000,000 shares						
Issued – 246,330,000 shares	¥ 118,595	18.7	¥ 118,595	18.8	-	$ 1,183,705
Capital surplus:						
Additional paid-in capital	450,903		450,903		-	4,500,488
Other capital surplus	3		3		0	38
Total capital surplus	450,907	71.2	450,907	71.3	0	4,500,526
Retained earnings:						
Unappropriated retained earnings	22,684		22,524		160	226,417
Total retained earnings	22,684	3.6	22,524	3.6	160	226,417
Treasury stock	(638)	(0.1)	(496)	(0.1)	(141)	(6,372)
Total stockholders' equity	591,549	93.4	591,530	93.6	19	5,904,277
Total net assets	591,549	93.4	591,530	93.6	19	5,904,277
Total liabilities and net assets	¥ 633,217	100.0	¥ 632,016	100.0	1,201	$6,320,164

Unaudited Non-Consolidated Statements of Operations

Years ended March 31,	2008		2007		Increase (decrease)	2008
	(Millions of yen)	*(%)*	*(Millions of yen)*	*(%)*	*(Millions of yen)*	*(Thousands of U.S. dollars)*
Operating income:						
Dividends on Investments in subsidiaries	¥ 16,129		¥ 13,546		¥ 2,583	$ 160,989
Fees and commissions received from subsidiaries	3,176		2,852		323	31,703
Total operating income	19,306	100.0	16,399	100.0	2,906	192,693
Operating expenses:						
General and administrative expenses	2,894	15.0	2,596	15.8	297	28,888
Operating profit	16,411	85.0	13,802	84.2	2,608	163,805
Non-operating income:						
Interest income	-		34		(34)	-
Interest on securities	88		-		88	883
Interest on tax refund	0		0		0	0
Fee income	8		6		1	85
Other income	1		1		(0)	14
Total non-operating income	98	0.5	43	0.3	55	984
Non-operating expenses:						
Interest expenses	162		1		161	1,622
Fees and commissions paid	-		15		(15)	-
Other expenses	0		0		-	4
Total non-operating expenses	163	0.8	16	0.1	146	1,627
Ordinary profit	16,347	84.7	13,829	84.3	2,517	163,161
Extraordinary losses:						
Headquarters removal costs	-	-	127	0.8	(127)	-
Income before income taxes	16,347	84.7	13,702	83.6	2,644	163,161
Income taxes:						
Current	243		107		136	2,434
Deferred	(63)		6		(70)	(634)
Total income taxes	180	1.0	114	0.7	66	1,800
Net income	16,166	83.7	13,588	82.9	2,578	161,361

Unaudited Non-Consolidated Statements of Changes in Net Assets

(Millions of yen)

	Stockholders' equity								
		Capital Surplus			Retained earnings				
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Unappropriated retained earnings	Total retained earnings	Treasury stock	Total	Total net assets
Balance as of March 31, 2007	118,595	450,903	3	450,907	22,524	22,524	(496)	591,530	591,530
Changes in the period									
Dividends					(16,006)	(16,006)		(16,006)	(16,006)
Bonus to directors and corporate auditors								-	-
Net income					16,166	16,166		16,166	16,166
Acquisition of treasury stock							(156)	(156)	(156)
Disposal of treasury stock			0	0			14	14	14
Total changes in the period	-	-	0	0	160	160	(141)	19	19
Balance as of March 31, 2008	118,595	450,903	3	450,907	22,684	22,684	(638)	591,549	591,549

(Thousands of U.S. dollars)

	Stockholders' equity								
		Capital Surplus			Retained earnings				
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Unappropriated retained earnings	Total retained earnings	Treasury stock	Total	Total net assets
Balance as of March 31, 2007	1,183,705	4,500,488	37	4,500,525	224,815	224,815	(4,959)	5,904,086	5,904,086
Changes in the period									
Dividends					(159,759)	(159,759)		(159,759)	(159,759)
Bonus to directors and corporate auditors								-	-
Net income					161,361	161,361		161,361	161,361
Acquisition of treasury stock							(1,558)	(1,558)	(1,558)
Disposal of treasury stock			1	1			145	147	147
Total changes in the period	-	-	1	1	1,601	1,601	(1,412)	190	190
Balance as of March 31, 2008	1,183,705	4,500,488	38	4,500,526	226,417	226,417	(6,372)	5,904,277	5,904,277

(Millions of yen)

	Stockholders' equity								
		Capital Surplus			Retained earnings				
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Unappropriated retained earnings	Total retained earnings	Treasury stock	Total	Total net assets
Balance as of March 31, 2006	118,595	450,903	1	450,905	22,520	22,520	(322)	591,698	591,698
Changes in the period									
Dividends					(13,544)	(13,544)		(13,544)	(13,544)
Bonus to directors and corporate auditors					(39)	(39)		(39)	(39)
Net income					13,588	13,588		13,588	13,588
Acquisition of treasury stock							(179)	(179)	(179)
Disposal of treasury stock			2	2			5	8	8
Total changes in the period	-	-	2	2	3	3	(174)	(167)	(167)
Balance as of March 31, 2007	118,595	450,903	3	450,907	22,524	22,524	(496)	591,530	591,530

(Reference)

Non-Consolidated Financial Data of the Three Life Insurance Companies for the Fiscal Year Ended March 31, 2008

1. Sales Results (Individual Insurance and Annuities) (Billions of yen)

Fiscal Year Ended March 31, 2008	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
New policy amount	6,201.8	(6.5%)	1,474.1	(30.7%)	4,634.2	7.1%	93.3	(48.0%)
Surrender and lapse amount	5,064.2	(5.6%)	1,348.6	(10.3%)	3,550.0	(1.8%)	165.5	(31.8%)
Surrender and lapse rate			7.64%	(0.91points)	8.93%	(0.11points)	6.56%	(2.55points)
Policy amount in force	59,340.3	(0.9%)	17,182.2	(2.6%)	39,897.1	0.4%	2,261.0	(10.4%)
Annualized premiums of new policies	117.5	(17.9%)	32.7	(10.5%)	71.9	(13.7%)	12.7	(44.6%)
3rd sector products	13.5	(20.4%)	9.5	(27.3%)	3.9	2.6%	-	(100.0%)
Annualized premiums of total policies	1,425.9	(1.5%)	637.3	(3.8%)	689.1	(0.4%)	99.3	7.9%
3rd sector products	174.1	(1.8%)	111.0	(0.9%)	57.0	(2.7%)	6.1	(9.3%)

Notes:

1. New policy amount includes increase from conversion.

2. % Change is presented in comparison with the previous fiscal year (hereinafter, same if not mentioned otherwise).

2. Summary of Operations (Billions of yen)

Fiscal Year Ended March 31, 2008	T&D Holdings Consolidated		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Ordinary revenues	2,330.0	1.9%	1,000.3	(1.2%)	1,136.3	7.0%	180.4	(32.2%)
Income from insurance premiums and others	1,613.1	(11.0%)	635.7	(9.9%)	843.3	(2.5%)	134.0	(44.3%)
Investment income	445.4	9.3%	229.6	8.4%	205.7	12.2%	19.8	15.5%
Ordinary expenses	2,174.3	2.2%	943.3	(1.8%)	1,031.6	9.7%	190.1	(32.0%)
Insurance claims and other payments	1,647.0	1.0%	747.1	(3.3%)	804.3	6.1%	95.5	(4.0%)
Investment expenses	241.9	110.0%	76.1	8.2%	94.6	114.4%	77.9	1,535.5%
Ordinary profit (loss)	155.7	(1.6%)	57.0	10.4%	104.6	(13.7%)	(9.6)	(28.5%)
Extraordinary gains	6.1	167.3%	0.6	(82.8%)	5.1	66.1%	0.0	(100.0%)
Extraordinary losses	37.5	6.3%	21.6	16.4%	15.4	(2.8%)	0.0	(97.7%)
Provision for reserve for policyholder dividends	45.3	(19.6%)	13.9	(7.2%)	31.2	(22.0%)	0.1	(86.7%)
Income before income taxes	78.9	14.9%	22.0	0.5%	63.1	(7.7%)	(9.8)	(35.2%)
Income taxes	42.1	41.7%	10.0	17.4%	32.7	29.4%	(2.9)	(35.1%)
Net income (loss)	36.7	(5.2%)	12.0	(10.2%)	30.4	(29.4%)	(6.9)	(35.3%)

Notes:

1. T&D Holdings' consolidated figures do not always correspond to the sum of the three companies' figures.

2. Income taxes include current income taxes and deferred income taxes.

3. Key Indicators (Billions of yen)

Fiscal Year Ended March 31, 2008	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Core profit	159.7	(7.8%)	53.0	(1.7%)	124.8	(0.7%)	(18.1)	181.6%
Amount of negative spread			17.6	(7.0)	(NOTE) -	-	4.1	(0.0)

Note: Daido Life has a positive spread of 21.7 billion yen. (a positive spread of 8.3 billion yen at the previous fiscal year-end)

(Billions of yen)

As of March 31, 2008	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE
Solvency margin ratio			1,000.6%	(99.8points)	1,096.3%	(224.3points)	912.4%	(277.3points)
Adjusted net assets	1,500.7	(507.1)	659.7	(174.9)	777.2	(332.4)	63.7	0.2
Unrealized gains/ losses on securities	432.0	(613.3)	266.6	(232.9)	163.8	(382.5)	1.4	2.1
Domestic bonds	95.4	69.5	63.1	54.9	30.7	12.0	1.5	2.5
Domestic stocks	325.3	(348.9)	210.5	(215.1)	114.7	(133.7)	-	-
Foreign securities	(3.1)	(66.8)	0.7	(53.0)	(3.8)	(13.6)	(0.0)	(0.0)
Other securities	5.3	(247.1)	(11.0)	(23.9)	16.4	(222.9)	(0.0)	(0.3)
Monetary trusts	0.3	(29.4)	-	-	0.3	(29.4)	-	-
Unrealized gains/ losses on real estate	71.0	42.2	35.8	24.1	35.2	18.1	-	-

Notes:

1. These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.

2. Taiyo Life's net unrealized gains/ losses on real estate is basically calculated based on the appraisal price and the posted price.

3. Daido Life's net unrealized gains/ losses on real estate is basically calculated based on the appraisal price. Less important properties are calculated based on the posted price.

4. The European Embedded Value (EEV) results are as follows: sum of three companies: 1,621.6 billion yen (down 450.4 billion yen); Taiyo Life: 574.9 billion yen (down 163.7 billion yen); Daido Life: 990.7 billion yen (down 272.2 billion yen); T&D Financial Life: 56.0 billion yen (down 14.4 billion yen).

Forecasts for the Year Ending March 31, 2009 (April 1, 2008 - March 31, 2009)

1. T&D Holdings (Consolidated)

(Billions of yen)

	Year Ended March 31, 2008	Forecast for the Year Ending March 31, 2009	Percentage of Change (%)
Ordinary revenues	2,330.0	2,100	(9.9%)
Ordinary profit	155.7	115	(26.1%)
Net income	36.7	39	6.1%

Projected annual dividend per share for the year ending March 31, 2009 is 65.00 yen.

2. Three Life Insurance Companies (Non-consolidated Basis)

The followings are the three life insurance companies' forecasts for the year ending March 31, 2009.

(Billions of yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary revenues	930	1,020	270
% change	(7.0%)	(10.2%)	49.6%
Ordinary profit	29	96	(14)
% change	(49.2%)	(8.3%)	44.8%
Net income	13	34	(10)
% change	7.9%	11.6%	44.1%

Note: "% change" represents the change from the year ended March 31, 2008.

(Billions of yen)

	Sum of Three Companies	Taiyo Life	Daido Life	T&D Financial Life
Core profit	149	46	107	(4)
% change	(6.7%)	(13.3%)	(14.3%)	(78.0%)
Income from insurance premiums and others	1,750	650	850	250
% change	8.5%	2.2%	0.8%	86.4%
Negative spread		20	5	4
% change		13.6%	-	(2.5%)
New policy amount	6,350	1,760	4,320	270
% change	2.4%	19.4%	(6.8%)	189.1%
Policy amount in force	59,300	17,070	39,910	2,320
% change	(0.1%)	(0.7%)	0.0%	2.6%
Surrender and lapse rate		7.5%	8.5%	6.5%
change		(0.1 points)	(0.4 points)	(0.0 points)

Notes:

1. "% change" and "change" represent the change from the year ended March 31, 2008.

2. Policy amount in force, new policy amount and surrender and lapse rate include individual insurance and annuities. The new policy amount includes increase from conversion.

3. Regarding negative spread, Daido Life has a positive spread of 21.7 billion yen for the year ended March 31, 2008.

The above forecasts for the year ending March 31, 2009 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

File No.82-34783

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the fiscal year ended March 31, 2008)

May 19, 2008

Name of Company: **T&D Holdings, Inc.** (Financial Summary for Taiyo Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Non-Consolidated Operating Results for the Fiscal Year Ended March 31, 2008 (April 1, 2007 - March 31, 2008)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Year ended March 31, 2008	¥1,000,341 million	(1.2)	¥57,038 million	10.4	¥53,063million	(1.7)	¥12,044 million	(10.2)
Year ended March 31, 2007	¥1,012,017 million	(6.0)	¥51,662 million	10.0	¥53,984 million	41.3	¥13,416 million	112.3

	Net Income Per Share	Net Income Per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenues
Year ended March 31, 2008	¥8,029.34	-	3.5%	0.9%	5.7%
Year ended March 31, 2007	¥8,944.39	-	3.2%	0.8%	5.1%

Notes:

1. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*
2. *% changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.*

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of March 31, 2008	¥6,185,591 million	¥254,331 million	4.1%	¥169,554.13
As of March 31, 2007	¥6,552,504 million	¥430,592 million	6.6%	¥287,061.52

Note: Shareholder's equity: as of March 31, 2008: ¥254,331 million; as of March 31, 2007: ¥430,592 million

2. Dividends

	Annual Dividends per Share	Interim	Year-End	Dividends Paid for the Year	Payout Ratio	Dividends on Net Assets
Year ended March 31, 2007	¥4,072.00	¥-	¥4,072.00	¥6,108 million	45.5%	1.4%
Year ended March 31, 2008	¥5,234.00	¥-	¥5,234.00	¥7,851 million	65.2%	2.3%

3. Forecasts for the Year Ending March 31, 2009 (April 1, 2008 - March 31, 2009)

Taiyo Life's forecasts are omitted. Please refer to T&D Holdings' *"Consolidated Forecasts for the Year Ending March 31, 2009"* section in this material *"Consolidated Financial Summary for the fiscal year ended March 31, 2008"*.

4. Others

(1) Significant Changes in Accounting Principle and Procedure and Changes in Presentation Method for Consolidated Financial Summary:

Changes due to the revision of accounting standards: Applicable
Changes due to other factors : None

Note: Please refer to T&D Holdings' "Summary of Significant Accounting Policies" section in this material "Consolidated Financial Summary for the fiscal year ended March 31, 2008.

(2) Number of Outstanding Shares (Common Stock):

Number of outstanding shares including treasury stock at the end of the year: as of March 31, 2008: 1,500,000
as of March 31, 2007: 1,500,000

Number of treasury stock at the end of the term: None
Average number of outstanding shares during the term: for the fiscal year ended March 31, 2008: 1,500,000
for the fiscal year ended March 31, 2007: 1,500,000

Taiyo Life Unaudited Non-Consolidated Balance Sheets

(Millions of yen)

	As of March 31, 2007		As of March 31, 2008		Increase (decrease)
	Amount	%	Amount	%	Amount
Assets:					
Cash and deposits	30,965	0.5	37,364	0.6	6,398
Cash	1,040		654		(385)
Deposit	29,925		36,709		6,784
Call loans	170,800	2.6	122,500	2.0	(48,300)
Monetary claims purchased	155,228	2.4	160,503	2.6	5,274
Securities	4,485,211	68.5	4,152,424	67.1	(332,787)
Government bonds	910,444		1,161,894		251,450
Municipal bonds	535,207		443,854		(91,352)
Corporate bonds	1,182,805		969,354		(213,451)
Domestic stocks	873,267		638,532		(234,734)
Foreign securities	865,958		867,227		1,268
Other securities	117,528		71,560		(45,967)
Loans	1,502,246	22.9	1,481,880	24.0	(20,365)
Policy loans	105,316		101,868		(3,448)
Commercial loans	1,396,930		1,380,012		(16,917)
Tangible fixed assets	163,456	2.5	162,216	2.6	(1,240)
Land	98,452		98,424		(27)
Buildings	64,558		63,287		(1,271)
Construction in progress	3		2		(0)
Other tangible fixed assets	441		501		59
Intangible fixed assets	9,619	0.1	10,429	0.2	809
Software	9,157		10,004		847
Other intangible fixed assets	462		425		(37)
Due from reinsurers	19	0.0	93	0.0	73
Other assets	37,321	0.6	49,438	0.8	12,117
Accounts receivable	4,066		5,056		990
Prepaid expenses	738		911		173
Accrued income	25,471		24,684		(786)
Deposit for rent	849		921		71
Derivatives	1,233		12,837		11,603
Suspense payable	1,853		1,916		62
Other assets	3,107		3,111		3
Deferred tax asssets	-	-	11,299	0.2	11,299
Reserve for possible loan losses	(2,364)	(0.0)	(2,558)	(0.0)	(194)
Total assets	6,552,504	100.0	6,185,591	100.0	(366,913)

(Millions of yen)

	As of March 31, 2007		As of March 31, 2008		Increase (decrease)
	Amount	%	Amount	%	Amount
Liabilities:					
Policy reserves	5,836,539	89.1	5,731,104	92.7	(105,434)
Reserve for outstanding claims	22,121		21,542		(578)
Policy reserve	5,751,111		5,652,015		(99,096)
Reserve for policyholder dividends	63,306		57,546		(5,760)
Due to reinsurers	36	0.0	36	0.0	(0)
Subordinated bonds	20,000	0.3	20,000	0.3	-
Other liabilities	74,626	1.1	71,121	1.1	(3,505)
Subordinated payable	35,000		35,000		-
Income taxes payable	2,817		2,466		(350)
Accounts payable	11,976		13,450		1,473
Accrued expenses	10,598		9,655		(942)
Unearned income	630		630		0
Deposit received	727		522		(205)
Guarantee deposits	6,558		6,445		(113)
Derivatives	5,508		2,027		(3,480)
Suspense receipt	806		919		112
Other liabilities	3		3		-
Reserve for bonus to directors and corporate auditors	40	0.0	41	0.0	0
Reserve for employees' retirement benefits	31,718	0.5	33,250	0.5	1,531
Reserve for directors' and corporate auditors' retirement benefits	1,481	0.0	1,700	0.0	219
Reserve for price fluctuations	42,563	0.6	63,296	1.0	20,733
Deferred tax liabilities	104,118	1.6	-	-	(104,118)
Deferred tax liabilities on land revaluation	10,787	0.2	10,708	0.2	(78)
Total liabilities	6,121,912	93.4	5,931,259	95.9	(190,652)
Net assets:					
Common stock	37,500	0.6	37,500	0.6	-
Capital surplus	37,500	0.6	37,500	0.6	-
Retained earnings	85,884	1.3	91,333	1.5	5,448
Other retained earnings	85,884		91,333		5,448
Provision for advanced depreciation on real estate	611		596		(14)
General reserve	40,000		40,000		-
Unappropriated retained earnings	45,273		50,737		5,463
Total stockholders' equity	160,884	2.5	166,333	2.7	5,448
Net unrealized gains on securities	318,499	4.9	136,133	2.2	(182,365)
Gains on deferred hedge	(290)	(0.0)	(121)	(0.0)	168
Land revaluation	(48,501)	(0.7)	(48,014)	(0.8)	487
Total valuation and translation adjustments	269,707	4.1	87,997	1.4	(181,709)
Total net assets	430,592	6.6	254,331	4.1	(176,261)
Total liabilities and net assets	6,552,504	100.0	6,185,591	100.0	(366,913)

Taiyo Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Year ended March 31, 2007		Year ended March 31, 2008		Increase (decrease)
	Amount	%	Amount	%	Amount
Ordinary revenues	1,012,017	100.0	1,000,341	100.0	(11,676)
Income from insurance premiums	705,582		635,739		(69,843)
Insurance premiums	705,293		635,544		(69,748)
Ceded reinsurance recoveries	289		195		(94)
Investment income	211,893		229,614		17,721
Interest, dividends and income from real estate for rent	137,257		142,024		4,766
Interest income from deposits	127		182		55
Interest income and dividends from securities	93,403		99,194		5,791
Interest income from loans	30,279		30,472		193
Interest from real estate for rent	7,423		7,819		395
Other income from interest and dividends	6,023		4,354		(1,669)
Gains from monetary trust, net	0		-		(0)
Gains on sales of securities	74,223		87,291		13,068
Other investment income	155		299		143
Gains on separate accounts, net	256		-		(256)
Other ordinary income	94,541		134,987		40,446
Income related to withheld insurance claims and other payments for future annuity payments	705		360		(344)
Income due to withheld insurance payments	30,808		32,807		1,999
Reversal of reserve for outstanding claims	-		578		578
Reversal of policy reserve	60,018		99,096		39,077
Reversal of reserve for employees' retirement benefits	809		-		(809)
Other ordinary profit	2,199		2,143		(55)
Ordinary expenses	960,354	94.9	943,302	94.3	(17,051)
Insurance claims and other payments	772,881		747,133		(25,748)
Insurance claims	383,215		318,842		(64,372)
Annuity payments	128,527		139,962		11,435
Insurance benefits	105,102		107,257		2,154
Surrender payments	95,662		97,958		2,296
Other payments	60,111		82,868		22,756
Reinsurance premiums	262		243		(19)
Provision for policy and other reserves	1,731		105		(1,625)
Provision for reserve for outstanding claims	1,643		-		(1,643)
Interest portion of reserve for policyholder dividends	87		105		17
Investment expenses	70,357		76,132		5,774
Interest expenses	1,624		1,674		50
Losses on sales of securities	45,329		51,942		6,612
Devaluation losses on securities	99		7,724		7,624
Losses from derivatives, net	15,668		7,065		(8,602)
Foreign exchange losses, net	422		107		(314)
Provision for reserve for possible loan losses	684		194		(490)
Write-off of loans	-		37		37
Depreciation of real estate for rent	2,485		2,434		(50)
Other investment expenses	4,044		4,149		105
losses on separate accounts,net	-		800		800
Operating expenses	78,811		77,088		(1,722)
Other ordinary expenses	36,572		42,843		6,270
Payments related to withheld insurance claims	24,496		28,605		4,108
Taxes	4,868		4,686		(182)
Depreciation	5,199		5,089		(109)
Provision for reserve for employees' retirement benefits	-		1,531		1,531
Other ordinary losses	2,007		2,930		922
Ordinary profit	51,662	5.1	57,038	5.7	5,375

(Millions of yen)

	Year ended March 31, 2007		Year ended March 31, 2008		Increase (decrease)
	Amount	%	Amount	%	Amount
Extraordinary gains	3,971	0.4	684	0.1	(3,287)
Gains on disposal of fixed assets	1,315		682		(633)
Recoveries of bad debts previously written-off	11		1		(9)
Gains on sales of stocks of affiliated companies	2,644		-		(2,644)
Extraordinary losses	18,611	1.8	21,659	2.2	3,048
Losses on disposal and devaluation of fixed assets	142		580		438
Impairment loss	1,373		344		(1,028)
Provision for reserve for price fluctuations	16,503		20,733		4,229
Headquarters removal costs	274		-		(274)
Other extraordinary losses	316		-		(316)
Provision for reserve for policyholder dividends	15,040	1.5	13,964	1.4	(1,075)
Income before income taxes	21,983	2.2	22,099	2.2	116
Current income taxes	17,824	1.8	23,202	2.3	5,377
Deferred income taxes	(9,258)	(0.9)	(13,147)	(1.3)	(3,888)
Net income	13,416	1.3	12,044	1.2	(1,372)

Supplementary Materials for the Fiscal Year Ended March 31, 2008

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

1. Insurance Business Highlights

2. Indices Concerning Accounting

3. Status of General Account Assets

1.Business Highlights

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of yen, %)

Category	As of March 31, 2007				As of March 31, 2008			
	Number		Amount		Number		Amount	
		% Change		% Change		% Change		% Change
Individual insurance	3,163	93.9	138,203	101.8	2,970	93.9	134,683	97.5
Individual annuities	1,312	95.9	38,241	95.1	1,284	97.9	37,138	97.1
Sub total	4,476	94.5	176,445	100.3	4,255	95.1	171,822	97.4
Group insurance	-	-	101,102	96.8	-	-	103,637	102.5
Group annuities	-	-	7,917	102.1	-	-	7,604	96.0

Notes: 1. *The policy amount for individual annuities is equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.*

2. *The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.*

3. *% Changes are presented in comparison with the same term of previous fiscal year (hereinafter, same if not mentioned otherwise).*

(2) New Policy Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Year ended March 31, 2007					
	Number		Amount			
		% Change		% Change	New policies	Net increase from conversion
Individual insurance	271	87.4	21,070	73.6	15,440	5,630
Individual annuities	14	408.9	203	-	372	(169)
Sub total	285	91.0	21,273	75.0	15,812	5,460
Group insurance	-	-	510	39.4	510	-
Group annuities	-	-	0	3.9	0	-

Category	Year ended March 31, 2008					
	Number		Amount			
		% Change		% Change	New policies	Net increase from conversion
Individual insurance	196	72.5	13,721	65.1	11,034	2,686
Individual annuities	42	295.9	1,020	502.3	1,097	(77)
Sub total	239	83.7	14,741	69.3	12,131	2,609
Group insurance	-	-	727	142.4	727	-
Group annuities	-	-	0	313.6	0	-

Notes: 1. *The number of new policies includes increase from conversion.*

2. *The new policy amount n for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.*

3. *The new policy amount for group annuities is equal to the initial premium payment.*

(3) Annualized Premiums

1) Policy amount in force

(Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	% Change	Amount	% Change
Individual insurance	458,215	94.0	431,361	94.1
Individual annuities	204,601	98.5	206,007	100.7
Sub total	662,816	95.3	637,368	96.2
3rd Sector	112,107	102.4	111,075	99.1

2) New policies

(Millions of yen, %)

Category	Year ended March 31, 2007		Year ended March 31, 2008	
	Amount	% Change	Amount	% Change
Individual insurance	34,139	80.5	25,075	73.5
Individual annuities	2,462	-	7,692	312.4
Sub total	36,601	87.7	32,768	89.5
3rd Sector	13,129	92.1	9,548	72.7

Notes: 1. The new policies include net increase from conversion

2. The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.

3. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insuranc positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

(4) Policy Amount by Dividend Type (Individual insurance and annuities)

1) Policy amount in force

(100 Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Participating	62,904	35.7	55,201	32.1
Semi-participating	41,238	23.4	41,127	23.9
Non-participating	72,302	41.0	75,493	43.9
Total	176,445	100.0	171,822	100.0

2) New policy amount

(100 Millions of yen, %)

Category	Year ended March 31, 2007		Year ended March 31, 2008	
	Amount	Percentage	Amount	Percentage
Participating	2	0.0	1	0.0
Semi-participating	2,449	15.5	2,586	21.3
Non-participating	13,361	84.5	9,543	78.7
Total	15,812	100.0	12,131	100.0

Notes: 1. Semi-participating policies only pay dividends related to investment every five years.

2. The new policy amount does not include net increase from conversion.

(5) Average Amount of New Policies and Amount in Force (Individual insurance)

(Thousands of yen)

Category	Year ended March 31, 2007	Year ended March 31, 2008
Average amount of new policies	6,482	6,270
Average amount in force	4,368	4,533

Note: The average amount of new policies does not include increase from conversion.

(6) New Policy Rate (New policy amount / policy amount in force at the beginning of fiscal year)

(%)

Category	Year ended March 31, 2007	Year ended March 31, 2008
Individual insurance	11.38	7.98
Individual annuities	0.93	2.87
Sub total	8.99	6.88
Group insurance	0.49	0.72

Note: The above figures do not include increase from conversion.

(7) Surrender and Lapse Rate (Surrender and lapse amount / policy amount in force at the beginning of fiscal year)

(%)

Category	Year ended March 31, 2007	Year ended March 31, 2008
Individual insurance	10.59	9.34
Individual annuities	1.64	1.51
Sub total	8.55	7.64
Group insurance	1.85	0.08

(8) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Year ended March 31, 2007				Year ended March 31, 2008			
	Number		Amount		Number		Amount	
		% Change		% Change		% Change		% Change
Individual insurance	168	88.4	14,379	92.1	153	91.4	12,908	89.8
Individual annuities	22	79.4	659	79.7	19	86.3	577	87.6
Sub total	190	87.2	15,038	91.5	173	90.8	13,486	89.7
Group insurance	-	-	1,937	29.1	-	-	81	4.2

(9) Average Insurance Premium of Individual Insurance New Policies (Monthly premium)

(Yen)

Category	Year ended March 31, 2007	Year ended March 31, 2008
Average insurance premium	12,006	11,932

Note: The above figures do not include increase from conversion.

(10) Average Assumed Investment Yield and Amount of Negative Spread

(Millions of yen)

Category	Year ended March 31, 2007	Year ended March 31, 2008
Amount of negative spread	24,638	17,602
Investment yield on core profit	2.30%	2.40%
Average assumed investment yield	2.74%	2.72%
Individual insurance and annuities, included	2.98%	2.96%
Policy reserve in general account	5,625,033	5,531,936

Notes: 1. Method of calculating negative spread:
(Investment yield on core profit [2.40%] - Average assumed investment yield [2.72%])
x Policy reserve in general account [5,531.9 billion yen]

2. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.

3. Average assumed investment yield is calculated by dividing numerator as assumed interest (general account only) by denominator as policy reserve in general account.

4. Policy reserve in general account represents the earned policy reserve calculated for policy reserve in general account less contingency reserve by Hardy method as follows:
Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)

(11) Mortality Rate for Individual Insurance

Category	Year ended March 31, 2007	Year ended March 31, 2008
Rate based on number of policies	6.49‰	6.88‰
Rate based on policy amount	2.27‰	2.31‰

Notes: 1. The above figures represent the rates of paid policies against passed policies.
2. 1‰ (per mille) represents 1/1000.

2.Indices Concerning Accounting

(1) Reserve for Outstanding Claims

(Millions of yen)

Category		As of March 31, 2007	As of March 31, 2008
Insurance claims	Death benefits	8,005	7,762
	Accidental death benefits	457	554
	Disability benefits	923	1,332
	Maturity benefits	674	271
	Others	464	424
	Sub total	10,524	10,346
Annuity payments		807	840
Insurance benefits		5,899	6,528
Surrender payments		4,378	3,352
Deferred insurance benefits		83	128
Total, including others		22,121	21,542

(2) Policy Reserve

(Millions of yen)

Category			As of March 31, 2007	As of March 31, 2008
Policy reserve (excluding contingency reserve)	Individual insurance		2,359,352	2,291,362
		General accounts	2,358,753	2,290,837
		Separate accounts	598	525
	Individual annuities		2,498,927	2,482,683
		General accounts	2,498,927	2,482,683
		Separate accounts	-	-
	Group insurance		11,547	11,490
		General accounts	11,547	11,490
		Separate accounts	-	-
	Group annuities		791,738	760,408
		General accounts	791,738	760,408
		Separate accounts	-	-
	Others		3,996	4,087
		General accounts	3,996	4,087
		Separate accounts	-	-
	Sub total		5,665,562	5,550,033
		General accounts	5,664,963	5,549,507
		Separate accounts	598	525
Contingency reserve	I		45,538	36,499
	II		40,000	57,500
	III		10	12
	IV		-	7,969
	Sub total		85,549	101,982
Total			5,751,111	5,652,015
		General accounts	5,750,513	5,651,490
		Separate accounts	598	525

(3) Policy Reserve Calculating Methods and Ratios

Category		As of March 31, 2007	As of March 31, 2008
Calculating methods	Policies subject to standard policy reserve method	Net level premium reserve method	Net level premium reserve method
	Policies not subject to standard policy reserve method	Net level premium reserve method	Net level premium reserve method
Ratio of "amount of the company's policy reserve (excluding contingency reserve)" to "policy reserve required by regulatory standards"		100.0%	100.0%

Notes: 1. The calculating methods and the ratios are set for individual insurance and individual annuities. The concept of accumulation method is not targeted at policy reserve for group insurance and group annuities, so these insurance policies are not included.

2. The ratio for policies to which the standard policy reserve method is applied is indicated in the method laid down in Notice No. 48 from the Ministry of Finance. The ratio for policies to which the standard policy reserve method is not applied is indicated for accumulated reserve for claims and unearned premiums calculated with the net level premium reserve method.

(4) Policy Reserve by Contract Year

(Millions of yen, %)

Contract Year	Policy Reserve Amount	Assumed Investment Yield
- FY1980	3,641	4.00 – 5.50
FY1981 - FY1985	359,567	1.00 – 6.00
FY1986 - FY1990	791,899	1.00 – 6.00
FY1991 - FY1995	814,509	1.00 – 5.75
FY1996 - FY2000	1,186,410	1.75 – 2.75
FY2001	300,398	1.50 – 2.00
FY2002	259,735	1.50
FY2003	228,421	1.50
FY2004	208,619	1.50
FY2005	192,593	1.50
FY2006	174,431	1.50
FY2007	253,292	1.50

Notes: 1. The policy reserve amount stated above represents that of individual insurance and annuities excluding contingency reserve.

2. The assumed investment yields stated above represent the main yield used in calculating policy reserve for each contract year.

(5) Other Reserves

(Millions of yen)

Category		As of March 31, 2007	Increase	Decrease (used for specific purpose)	Decrease (used for other purpose)	As of March 31, 2008
Reserve for possible loan losses		2,364	2,558	-	2,364	2,558
	General reserve	1,447	1,636	-	1,447	1,636
	Specific reserve	916	922	-	916	922
Reserve for bonus to directors and corporate auditors		40	41	36	4	41
Reserve for directors' and corporate auditors' retirement benefits		1,481	255	35	-	1,700
Reserve for price fluctuations		42,563	20,733	-	-	63,296

Notes: 1. "Decrease (used for other purpose)" of the general reserve for possible loan losses represents the recast based on the past loan loss ratio of general loan receivables.

2. "Decrease (used for other purpose)" of the specific reserve for possible loan losses represents collection and others through repayment.

(6) Insurance Premium

1) Payment method

(Millions of yen)

Category	Year ended March 31, 2007	Year ended March 31, 2008
Individual insurance	478,697	418,822
[Single premiums]	74,098	40,883
[Annual payment]	10,381	9,756
[Semi-annual payment]	1,255	1,145
[Monthly payment]	392,962	367,036
Individual annuities	97,820	113,265
[Single premiums]	18,828	36,995
[Annual payment]	0	0
[Semi-annual payment]	-	-
[Monthly payment]	78,991	76,269
Group insurance	34,776	34,068
Group annuities	92,801	68,110
Total, including others	705,293	635,544

2) Year

(Millions of yen)

Category		Year ended March 31, 2007	Year ended March 31, 2008
Individual insurance and annuities	First year	120,771	100,816
	Second and subsequent years	455,745	431,270
	Sub total	576,517	532,087
Group insurance	First year	379	232
	Second and subsequent years	34,397	33,836
	Sub total	34,776	34,068
Group annuities	First year	4,048	297
	Second and subsequent years	88,753	67,812
	Sub total	92,801	68,110
Total, including others	First year	125,241	101,415
	Second and subsequent years	580,051	534,128
	Total	705,293	635,544
	% Change	(14.3%)	(9.9%)

(7) Insurance Claims

(Millions of yen)

Category	Year ended March 31, 2007	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year ended March 31, 2008
Death benefits	49,665	28,082	3,231	18,421	-	-	3	49,739
Accidental death benefits	1,248	1,033	-	57	-	-	-	1,090
Disability benefits	2,365	1,490	97	1,225	-	-	-	2,813
Maturity benefits	329,297	249,590	-	0	14,590	-	-	264,181
Others	638	1,012	2	1	-	-	0	1,017
Total	383,215	281,209	3,331	19,707	14,590	-	4	318,842

(8) Annuity Payments

(Millions of yen)

Year ended March 31, 2007	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year ended March 31, 2008
128,527	-	124,741	430	14,728	62	-	139,962

(9) Insurance Benefits

(Millions of yen)

Category	Year ended March 31, 2007	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year ended March 31, 2008
Death benefits	6,141	901	5,185	4	-	-	-	6,090
Hospitalization benefits	22,002	21,835	250	22	-	-	86	22,195
Operation benefits	10,251	10,445	188	-	-	-	-	10,633
Injury benefits	58	57	-	13	-	-	-	70
Survival benefits	33,837	33,212	-	-	-	103	-	33,315
Others	32,810	134	24	11	34,779	-	1	34,950
Total	105,102	66,586	5,649	51	34,779	103	87	107,257

(10) Surrender Payments

(Millions of yen)

Year ended March 31, 2007	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year ended March 31, 2008
95,662	60,170	26,881	24	10,722	159	-	97,958

(11) Operating Expenses

(Millions of yen)

Category	Year ended March 31, 2007	Year ended March 31, 2008
Sales activity related expenses	20,855	17,707
In-house sales representative expenses	20,172	17,187
Sales agent expenses	219	192
Underwriting expenses	464	326
Sales administrative expenses	7,202	6,480
Administrative / operational expenses	4,930	4,237
Expenses for training of in-house sales representatives	1,716	1,543
Advertising expenses	554	700
General administrative expenses	50,753	52,900
Personnel expenses	21,395	22,324
Non-Personnel expenses	27,406	29,036
[Donation and others]	[17]	[25]
Contributions	668	321
Burden charges	1,283	1,217
Total	78,811	77,088

Notes: 1. Major non-personnel expenses are system-related costs, rent expenses and benefit expenses.

2. The contributions are burden charges paid to former Life Insurance Policyholders' Protection Fund taken over by the current Life Insurance Policyholders' Protection Corporation in accordance with the provision of Clause 5, Article 140 of bylaws to the Law Concerning Establishment of Laws Related to the Financial System Reformation.

3. The burden charges are paid to the Life Insurance Policyholders' Protection Corporation in accordance with the provision of Article 259 of the Insurance Business Law.

(12) Operating Expense Ratio (Against insurance premiums)

Year ended March 31, 2007	Year ended March 31, 2008
11.2%	12.1%

3. Status of General Account Assets

(1) Investment performances

Taiyo Life's general account assets as of March 31, 2008 totaled to ¥6,179.6 billion, down ¥366.0 billion from the previous fiscal year-end.

In terms of major asset allocation, the Company focused on investments to yen interest income assets such as long-term government bonds and monetary claims purchased to pursue stable income flow. As for assets allocation other than yen interest income assets, the Company incresased the amount of investment trusts including alternative investment, while decreasing domestic and foreign stocks according the market environment.

For the year ended March 31,2008, investment income increased by ¥17.9 billion from the previous fiscal year, to ¥229.6 billion due to an increase in interest and dividend income and gains on sales of securities.
Investment expenses totaled to ¥75.3 billion, up ¥4.9 billion from the previous fiscal year, mainly due to an increase in devaluation losses on securities and losses on sales of securities, while decreasing losses from derivatives.
As a result, net investment income totaled to ¥154.2 billion, up ¥13.0 billion from the previous fiscal year.

Net unrealized gains on securities (See Note) as a whole were ¥266.6 billion, down ¥232.9 billion from the previous fiscal year-end, mainly due to a fall in domestic stock prices and appriciation of the yen.

Note: Net unrealized gains on securities represent those with market value.

(2) Asset Composition

(Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	201,562	3.1	159,654	2.6
Securities repurchased under resale agreements	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-
Monetary claims purchased	155,228	2.4	160,503	2.6
Securities under proprietary accounts	-	-	-	-
Monetary trusts	-	-	-	-
Securities	4,478,636	68.4	4,146,702	67.1
Domestic bonds	2,626,478	40.1	2,573,066	41.6
Domestic stocks	870,930	13.3	636,779	10.3
Foreign securities	863,699	13.2	865,294	14.0
Foreign bonds	581,817	8.9	560,613	9.1
Foreign stocks and others	281,882	4.3	304,681	4.9
Other securities	117,528	1.8	71,560	1.2
Loans	1,502,246	23.0	1,481,880	24.0
Policy loans	105,316	1.6	101,868	1.6
Commercial loans	1,396,930	21.3	1,380,012	22.3
Property and equipment	163,014	2.5	161,714	2.6
Deferred tax assets	-	-	11,299	0.2
Deferred tax assets concerning revaluation	-	-	-	-
Other assets	47,359	0.7	60,421	1.0
Reserve for possible loan losses	(2,364)	(0.0)	(2,558)	(0.0)
Total	6,545,684	100.0	6,179,618	100.0
Foreign currency denominated assets included	776,976	11.9	721,906	11.7

(3) Changes in the Amount of Assets by Categories

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Cash and deposits, call loans	42,855	(41,908)
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	30,869	5,274
Securities under proprietary accounts	-	-
Monetary trusts	(50)	-
Securities	(71,861)	(331,934)
Domestic bonds	(44,675)	(53,411)
Domestic stocks	(63,063)	(234,150)
Foreign securities	396	1,595
Foreign bonds	(37,383)	(21,204)
Foreign stocks and others	37,779	22,799
Other securities	35,480	(45,967)
Loans	(33,587)	(20,365)
Policy loans	(3,801)	(3,448)
Commercial loans	(29,785)	(16,917)
Property and equipment	(5,466)	(1,299)
Deferred tax assets	-	11,299
Deferred tax assets concerning revaluation	-	-
Other assets	(1,689)	13,061
Reserve for possible loan losses	(683)	(194)
Total	(39,612)	(366,066)
Foreign currency denominated assets included	(16,378)	(55,069)

(4) Investment Income

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Interests, dividends and income from real estate for rent	137,257	142,024
Interest income from deposits	127	182
Interest income and dividends from securities	93,403	99,194
Interest income from loans	30,279	30,472
Income from real estate for rent	7,423	7,819
Other income from interest and dividends	6,023	4,354
Gain on securities under proprietary accounts	-	-
Gains from monetary trusts, net	0	-
Gains on investments in trading securities, net	-	-
Gains on sale of securities	74,223	87,291
Gains on sale of domestic bonds	895	3,004
Gains on sale of domestic stocks	61,881	47,962
Gains on sale of foreign securities	11,446	36,324
Others	-	-
Gains on redemption of securities	-	-
Gains from derivatives, net	-	-
Foreign exchange gains, net	-	-
Other investment income	155	299
Total	211,636	229,614

(5) Investment Expenses

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Interest expenses	1,624	1,674
Losses on securities under proprietary accounts	-	-
Losses from monetary trusts, net	-	-
Losses on investments in trading securities, net	-	-
Losses on sale of securities	45,329	51,942
Losses on sale of domestic bonds	13,843	7,845
Losses on sale of domestic stocks	19,256	31,190
Losses on sale of foreign securities	12,229	12,907
Others	-	-
Devaluation losses on securities	99	7,724
Devaluation losses on domestic bonds	-	-
Devaluation losses on domestic stocks	99	5,807
Devaluation losses on foreign securities	-	1,917
Others	-	-
Amortization of securities	-	-
Losses from derivatives, net	15,668	7,065
Foreign exchange losses, net	422	107
Provision for reserve for possible loan losses	684	194
Write-offs of loans	-	37
Depreciation of real estate for rent	2,485	2,434
Other investment expenses	4,044	4,149
Total	70,357	75,331

(6) Net Investment Income

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Total	141,278	154,283

[Reference] Breakdown of gains / losses from derivatives, net

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Interest-rate-related gains / losses	27	4
Currency-related gains / losses	(15,513)	(11,042)
Stock-related gains / losses	(182)	3,972
Bond-related gains / losses	-	-
Other gains / losses	-	-
Total	(15,668)	(7,065)

(7) Investment Income by Asset Categories

1) Investment yield

(%)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Cash, deposits & call loans	0.22	0.43
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	1.61	1.82
Securities under proprietary accounts	-	-
Monetary trusts	0.52	-
Securities	2.76	2.91
Domestic bonds	1.02	1.55
Domestic stocks	10.86	8.37
Foreign securities	3.26	5.26
Other securities	9.07	(5.35)
Loans	1.88	1.95
Policy loans	4.21	4.19
Commercial loans	1.70	1.78
Property and equipment	2.08	2.27
Total general accounts	2.31	2.56
Foreign investments and loans receivable included	2.63	4.84

Notes: 1. The investment yield is calculated with the average daily balance of the book value as the denominator, and the difference betweer the profit on asset management and the loss on asset management in recurring earnings as the numerator.
The numerator for the yield of "Shares" and "General accounts" includes "Devaluation losses of trust securities."
2. Foreign investments and loans receivable are the total of foreign-currency-denominated assets and yen-denominated assets.

2) Average daily balance

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Cash, deposits & call loans	170,684	143,840
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	141,076	159,172
Securities under proprietary accounts	-	-
Monetary trusts	24	-
Securities	4,034,254	3,977,743
Domestic bonds	2,684,657	2,561,162
Domestic stocks	467,095	420,190
Foreign securities	806,872	888,590
Other securities	75,630	107,800
Loans	1,513,842	1,501,419
Policy loans	107,013	102,861
Commercial loans	1,406,828	1,398,557
Property and equipment	166,543	162,899
Total general accounts	6,103,295	6,018,157
Foreign investments and loans receivable included	976,063	1,010,264

(8) Securities

(Millions of yen, %)

Category		As of March 31, 2007		As of March 31, 2008	
		Amount	Percentage	Amount	Percentage
Government bonds		908,567	20.3	1,160,059	28.0
Municipal bonds		535,207	12.0	443,854	10.7
Corporate bonds		1,182,703	26.4	969,152	23.4
	Public corporation bonds	952,643	21.3	749,168	18.1
Domestic stocks		870,930	19.4	636,779	15.4
Foreign securities		863,699	19.3	865,294	20.9
	Foreign bonds	581,817	13.0	560,613	13.5
	Foreign stocks and others	281,882	6.3	304,681	7.3
Other securities		117,528	2.6	71,560	1.7
Total		4,478,636	100.0	4,146,702	100.0

(9) Stock Holdings by Industry

(Millions of yen, %)

Category		As of March 31, 2007		As of March 31, 2008	
		Amount	Percentage	Amount	Percentage
Fishery, agriculture and forestry		239	0.0	11	0.0
Mining		1,818	0.2	578	0.1
Construction		11,502	1.3	8,020	1.3
Manufacturing industries	Food products	7,342	0.8	5,613	0.9
	Textiles and clothing	7,824	0.9	6,735	1.1
	Pulp and paper	3,797	0.4	2,731	0.4
	Chemicals	43,610	5.0	28,759	4.5
	Medicals	16,450	1.9	11,218	1.8
	Oil and coal products	1,497	0.2	1,148	0.2
	Rubber products	1,744	0.2	1,072	0.2
	Glass and stone products	2,883	0.3	3,630	0.6
	Steel	45,530	5.2	29,820	4.7
	Non-steel metals	4,250	0.5	2,267	0.4
	Metal products	2,877	0.3	1,530	0.2
	Machinery	166,456	19.1	148,593	23.3
	Electric appliances	60,481	6.9	40,534	6.4
	Transportation vehicles	35,772	4.1	21,788	3.4
	Precision machinery	12,079	1.4	10,283	1.6
	Others	6,611	0.8	5,897	0.9
Electric and gas utilities		29,284	3.4	16,048	2.5
Transportation / information telecommunications	Ground transportation	72,990	8.4	56,930	8.9
	Water transportation	4,577	0.5	3,161	0.5
	Air transportation	369	0.0	66	0.0
	Warehouses / transportation	876	0.1	482	0.1
	Information / telecommunications	18,449	2.1	9,100	1.4
Commerce	Wholesaling	24,552	2.8	26,268	4.1
	Retailers	6,380	0.7	7,265	1.1
Financial services / insurance	Banking	105,985	12.2	68,231	10.7
	Securities and commodity futures trading	38,725	4.4	22,363	3.5
	Insurance	23,670	2.7	18,974	3.0
	Other financial services	18,553	2.1	14,807	2.3
Real estate		87,092	10.0	56,126	8.8
Service companies		6,649	0.8	6,716	1.1
Total		870,930	100.0	636,779	100.0

(10) Securities by Contractual Maturity Dates

(Millions of yen)

Category	As of March 31, 2007						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	50,751	111,125	126,246	77,061	201,235	342,146	908,567
Municipal bonds	30,987	61,484	77,390	98,156	192,316	74,871	535,207
Corporate bonds	87,673	203,260	199,596	222,998	226,718	242,456	1,182,703
Domestic Stocks						870,930	870,930
Foreign securities	68,357	147,118	100,550	61,627	99,813	386,232	863,699
Foreign bonds	68,225	138,864	100,550	61,627	95,012	117,536	581,817
Foreign stocks and others	131	8,254	-	-	4,800	268,696	281,882
Other securities	24	8,225	5,828	-	2,309	101,139	117,528
Total	237,793	531,215	509,612	459,844	722,393	2,017,776	4,478,636

(Millions of yen)

Category	As of March 31, 2008						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	83,710	120,438	126,320	66,122	199,785	563,682	1,160,059
Municipal bonds	21,836	51,439	63,617	122,672	107,256	77,031	443,854
Corporate bonds	55,744	156,308	149,890	199,278	122,230	285,701	969,152
Domestic Stocks						636,779	636,779
Foreign securities	48,797	179,582	101,310	63,370	113,978	358,256	865,294
Foreign bonds	46,307	145,947	99,660	63,370	101,404	103,923	560,613
Foreign stocks and others	2,490	33,635	1,649	-	12,573	254,332	304,681
Other securities	131	5,528	-	1,581	1,522	62,796	71,560
Total	210,220	513,297	441,138	453,024	544,773	1,984,247	4,146,702

Note: "Due after Ten Years" includes securities with maturity dates unfixed.

(11) Loans

(Millions of yen)

Category	As of March 31, 2007	As of March 31, 2008
Policy loans	105,316	101,868
Policyholders loans	102,820	99,523
Premium loans	2,495	2,344
Commercial loans	1,396,930	1,380,012
[Loans to non-residents included]	[106,650]	[86,137]
Loans to corporations	972,278	947,021
[Loans to domestic corporations included]	[867,278]	[862,284]
Loans to Japanese government, government-related organizations and international organizations	5,071	3,546
Loans to Japanese local governments and public entities	12,944	16,730
Mortgage loans	260,867	265,653
Consumer loans	126,794	128,719
Others	18,973	18,341
Total	1,502,246	1,481,880

(12) Loans to Domestic Companies by Company Size

(Number, Millions of yen, %)

Category		As of March 31, 2007		As of March 31, 2008	
			Percentage		Percentage
Large-sized corporations	Number of debtors	179	72.8	175	73.5
	Amount	753,967	86.9	747,652	86.7
Medium-sized corporations	Number of debtors	4	1.6	4	1.7
	Amount	5,600	0.6	6,667	0.8
Small- and medium-sized corporations	Number of debtors	63	25.6	59	24.8
	Amount	107,710	12.4	107,965	12.5
Total	Number of debtors	246	100.0	238	100.0
	Amount	867,278	100.0	862,284	100.0

Notes:

1. Corporations are grouped as follows:

<table>
<tr><th>Business type</th><th colspan="2">(i) All except (ii)-(iv)</th><th colspan="2">(ii) Retail & restaurants</th><th colspan="2">(iii) Services</th><th colspan="2">(iv) Wholesalers</th></tr>
<tr><td>Large-sized corporations</td><td rowspan="2">With employees more than 300, and</td><td>With a capital of 1 billion yen or more</td><td rowspan="2">With more than 50 employees, and</td><td>With a capital of 1 billion yen or more</td><td rowspan="2">With more than 100 employees, and</td><td>With a capital of 1 billion yen or more</td><td rowspan="2">With more than 100 employees, and</td><td>With a capital of 1 billion yen or more</td></tr>
<tr><td>Medium-sized corporations</td><td>With a capital of more than 300 million yen and less than 1 billion yen</td><td>With a capital of more than 50 million yen and less than 1 billion yen</td><td>With a capital of more than 50 million yen and less than 1 billion yen</td><td>With a capital of more than 100 million yen and less than 1 billion yen</td></tr>
<tr><td>Small- and medium-sized corporations</td><td colspan="2">With a capital of 300 million yen or less, or regular employees of 300 or less</td><td colspan="2">With a capital of 50 million yen or less, or regular employees of 50 or less</td><td colspan="2">With a capital of 50 million yen or less, or regular employees of 100 or less</td><td colspan="2">With a capital of 100 million yen or less, or regular employees of 100 or less</td></tr>
</table>

2. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(13) Loans by Industry

(Millions of yen, %)

Category			As of March 31, 2007		As of March 31, 2008	
			Amount	Percentage	Amount	Percentage
Domestic	Manufacturing industries		120,536	8.6	131,396	9.5
		Food products	1,641	0.1	1,921	0.1
		Textiles and clothing	1,600	0.1	4,850	0.4
		Timber and wood products	-	-	-	-
		Pulp and paper	3,680	0.3	6,118	0.4
		Printing	-	-	-	-
		Chemicals	17,234	1.2	17,909	1.3
		Oil and coal	7,125	0.5	4,000	0.3
		Ceramic and stone products	1,610	0.1	600	0.0
		Steel	36,132	2.6	39,487	2.9
		Non-steel metals	3,479	0.2	4,833	0.4
		Metal products	-	-	-	-
		Machinery	12,379	0.9	16,215	1.2
		Electric appliances	13,201	0.9	14,699	1.1
		Transportation vehicles	20,970	1.5	19,345	1.4
		Precision machinery	1,191	0.1	1,126	0.1
		Others	290	0.0	290	0.0
	Agriculture		-	-	-	-
	Forestry		-	-	-	-
	Fisheries		-	-	-	-
	Mining		-	-	-	-
	Construction		6,159	0.4	4,770	0.3
	Electricity, gas heat supply and water supply		27,525	2.0	23,823	1.7
	Information and telecommunication		13,376	1.0	14,984	1.1
	Transportation		56,599	4.1	56,402	4.1
	Wholesalers		106,270	7.6	102,735	7.4
	Retailers		11,507	0.8	8,710	0.6
	Financial services/insurance		342,595	24.5	308,349	22.3
	Real estate		79,004	5.7	90,820	6.6
	Service companies		114,254	8.2	129,517	9.4
	Local governments		5,813	0.4	9,651	0.7
	Mortgage and consumer and others		406,635	29.1	412,713	29.9
	Total		1,290,280	92.4	1,293,875	93.8
Overseas	Government organizations		1,650	0.1	1,400	0.1
	Financial institutions		7,000	0.5	7,000	0.5
	Commerce and industry companies		98,000	7.0	77,737	5.6
	Total		106,650	7.6	86,137	6.2
Grand total			1,396,930	100.0	1,380,012	100.0

(14) Loans by Contractual Maturity Dates

(Millions of yen)

Category	As of March 31, 2007						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating rates loans	46,884	56,274	55,601	57,603	23,831	52,363	292,558
Fixed rates loans	139,110	186,200	222,651	292,121	142,896	121,390	1,104,371
Total	185,994	242,475	278,253	349,724	166,728	173,753	1,396,930

(Millions of yen)

Category	As of March 31, 2008						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating rates loans	32,573	49,076	65,906	40,781	31,805	51,587	271,732
Fixed rates loans	96,420	215,565	293,236	205,388	139,337	158,331	1,108,280
Total	128,994	264,642	359,143	246,170	171,143	209,919	1,380,012

Note: "Due after Ten Years" includes loans with maturity dates unfixed.

(15) Foreign Investments

1) Investments by asset category

a.Foreign currency denominated assets (yen amount not fixed) (Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Foreign bonds	584,290	57.5	543,427	55.9
Foreign stocks	124,638	12.3	84,705	8.7
Cash, deposits & others	68,047	6.7	93,773	9.6
Total	776,976	76.5	721,906	74.3

b.Denominated in foreign currency(yen amount fixed with forward currency exchange contracts) (Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-
Cash, deposits & others	-	-	-	-
Total	-	-	-	-

c.Yen denominated assets (Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Loans to non-residents	106,650	10.5	86,137	8.9
Foreign bonds	43,194	4.3	37,873	3.9
Foreign stocks & other securities	89,380	8.8	126,345	13.0
Others	-	-	-	-
Total	239,224	23.5	250,356	25.7

d.Total [(a)+(b)+(c)] (Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Foreign investments and loans	1,016,200	100.0	972,262	100.0
(Real estate held abroad included)	-	-	-	-

Note: "Denominated in foreign currency(yen amount fixed with forward currency exchange contracts)" are assets whose amounts in yen to be received at the settlement are fixed by making exchange contracts, and are included in the Balance Sheet.

2) Foreign currency denominated assets by currency

(Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
US dollar	263,420	33.9	261,846	36.3
Euro	309,832	39.9	275,732	38.2
British pound	25,205	3.2	22,483	3.1
Canadian dollar	53,565	6.9	46,028	6.4
Swedish krona	63,414	8.2	50,128	6.9
Hong Kong dollar	61,538	7.9	61,811	8.6
Others	-	-	3,876	0.5
Total	776,976	100.0	721,906	100.0

3) Investments by region

(Millions of yen, %)

Category	As of March 31, 2007							
	Foreign securities		Foreign bonds		Foreign stocks and other securities		Loans to non-residents	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	322,582	37.3	253,006	43.5	69,575	24.7	9,000	8.4
Europe	339,437	39.3	310,396	53.3	29,041	10.3	64,000	60.0
Oceania	-	-	-	-	-	-	-	-
Asia	58,594	6.8	-	-	58,594	20.8	-	-
Latin America	136,002	15.7	11,331	1.9	124,671	44.2	33,000	30.9
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	7,082	0.8	7,082	1.2	-	-	650	0.6
Total	863,699	100.0	581,817	100.0	281,882	100.0	106,650	100.0

(Millions of yen, %)

Category	As of March 31, 2008							
	Foreign securities		Foreign bonds		Foreign stocks and other securities		Loans to non-residents	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	273,022	31.6	239,731	42.8	33,291	10.9	9,000	10.4
Europe	362,119	41.8	307,487	54.8	54,632	17.9	50,000	58.0
Oceania	-	-	-	-	-	-	-	-
Asia	62,723	7.2	-	-	62,723	20.6	-	-
Latin America	160,287	18.5	6,252	1.1	154,034	50.6	26,737	31.0
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	7,142	0.8	7,142	1.3	-	-	400	0.5
Total	865,294	100.0	560,613	100.0	304,681	100.0	86,137	100.0

(16) Valuation Gains on Trading Securities

(Millions of yen)

Category	As of March 31, 2007		As of March 31, 2008	
	Current fair value and carrying value	Net valuation gains/losses	Current fair value and carrying value	Net valuation gains/losses
Trading securities	6,574	5	5,721	(989)
Monetary trusts	-	-	-	-
Separate accounts	6,574	5	5,721	(989)

Note: "Monetary trusts" is composed of securities held in monetary trust.

(17) Fair Value Information on Securities (those with current fair value excluding trading securities)

(Millions of yen)

Category	As of March 31, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	367,982	364,727	(3,255)	1,709	4,964
Domestic bonds	230,062	227,468	(2,594)	1,225	3,820
Monetary claims purchased	132,920	132,259	(661)	483	1,144
Certificates of deposit	5,000	4,999	(0)	-	0
Policy reserve matching bonds	1,654,986	1,660,914	5,927	10,391	4,463
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,011,945	2,508,936	496,990	504,915	7,924
Domestic bonds	736,526	741,429	4,902	6,553	1,650
Domestics stocks	428,171	853,871	425,699	429,036	3,336
Foreign securities	719,991	773,799	53,807	55,795	1,987
Foreign bonds	563,924	581,817	17,893	18,747	854
Foreign stocks and others	156,067	191,981	35,914	37,047	1,133
Other securities	104,600	117,528	12,927	13,506	579
Money claims purchased	22,654	22,307	(346)	23	370
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,034,914	4,534,577	499,662	517,015	17,353
Domestic bonds	2,621,575	2,629,811	8,236	18,170	9,934
Domestic stocks	428,171	853,871	425,699	429,036	3,336
Foreign securities	719,991	773,799	53,807	55,795	1,987
Foreign bonds	563,924	581,817	17,893	18,747	854
Foreign stock and others	156,067	191,981	35,914	37,047	1,133
Other securities	104,600	117,528	12,927	13,506	579
Monetary claims purchased	155,575	154,567	(1,007)	507	1,515
Certificates of deposit	5,000	4,999	(0)	-	0
Others	-	-	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.
2. Monetary trusts do not include other than trading securities.

•The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of yen)

Category	As of March 31, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	4,680
Available-for-sale securities	101,795
Unlisted domestic stocks	12,378
Unlisted foreign stocks	-
Unlisted foreign bonds	-
Others	89,417
Total	106,476

(Millions of yen)

Category	As of March 31, 2008				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	376,807	381,229	4,421	6,130	1,709
Domestic bonds	235,392	236,794	1,402	3,065	1,663
Monetary claims purchased	139,415	142,434	3,019	3,065	45
Certificates of deposit	2,000	2,000	0	0	-
Policy reserve matching bonds	1,604,753	1,654,025	49,272	49,438	166
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,080,911	2,293,907	212,996	275,792	62,796
Domestic bonds	720,431	732,920	12,489	12,750	260
Domestics stocks	409,839	620,411	210,571	228,968	18,396
Foreign securities	850,185	850,911	725	32,700	31,974
Foreign bonds	553,216	560,613	7,396	13,915	6,518
Foreign stocks and others	296,968	290,297	(6,670)	18,785	25,456
Other securities	79,599	68,575	(11,023)	1,094	12,118
Money claims purchased	20,855	21,087	232	278	46
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,062,472	4,329,162	266,689	331,362	64,672
Domestic bonds	2,560,576	2,623,741	63,164	65,254	2,090
Domestic stocks	409,839	620,411	210,571	228,968	18,396
Foreign securities	850,185	850,911	725	32,700	31,974
Foreign bonds	553,216	560,613	7,396	13,915	6,518
Foreign stock and others	296,968	290,297	(6,670)	18,785	25,456
Other securities	79,599	68,575	(11,023)	1,094	12,118
Monetary claims purchased	160,271	163,522	3,251	3,343	92
Certificates of deposit	2,000	2,000	0	0	-
Others	-	-	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Financial Instruments and Exchange Law.
2. Monetary trusts do not include other than trading securities.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of yen)

Category	As of March 31, 2008
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	4,680
Available-for-sale securities	29,388
Unlisted domestic stocks (except OTC-traded stocks)	11,687
Unlisted foreign stocks (except OTC-traded stocks)	4,061
Unlisted foreign bonds	-
Others	13,639
Total	34,069

Note: For the year ended March31,2008,the foreign preferred securities classified as securities without marked value was changed its category to securities with market value.

*The followings are unrealized profits and losses on the carrying value for the yen-translated foreign securities out of securities without current fair value, and the securities with current fair value.

(Millions of yen)

Category	As of March 31, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	367,982	364,727	(3,255)	1,709	4,964
Domestic bonds	230,062	227,468	(2,594)	1,225	3,820
Monetary claims purchased	132,920	132,259	(661)	483	1,144
Certificates of deposit	5,000	4,999	(0)	-	0
Policy reserve matching bonds	1,654,986	1,660,914	5,927	10,391	4,463
Stocks of subsidiaries and affiliated companies	4,680	4,680	-	-	-
Available-for-sale securities	2,113,741	2,611,214	497,473	505,416	7,943
Domestic bonds	736,526	741,429	4,902	6,553	1,650
Domestics stocks	440,549	866,249	425,699	429,036	3,336
Foreign securities	809,409	863,699	54,290	56,296	2,006
Foreign bonds	563,924	581,817	17,893	18,747	854
Foreign stocks and others	245,484	281,882	36,397	37,548	1,151
Other securities	104,600	117,528	12,927	13,506	579
Money claims purchased	22,654	22,307	(346)	23	370
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,141,391	4,641,537	500,146	517,517	17,371
Domestic bonds	2,621,575	2,629,811	8,236	18,170	9,934
Domestic stocks	445,230	870,930	425,699	429,036	3,336
Foreign securities	809,409	863,699	54,290	56,296	2,006
Foreign bonds	563,924	581,817	17,893	18,747	854
Foreign stock and others	245,484	281,882	36,397	37,548	1,151
Other securities	104,600	117,528	12,927	13,506	579
Monetary claims purchased	155,575	154,567	(1,007)	507	1,515
Certificates of deposit	5,000	4,999	(0)	-	0
Others	-	-	-	-	-

Note: *The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securties and Exchange Law.*

(Millions of yen)

Category	As of March 31, 2008				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	376,807	381,229	4,421	6,130	1,709
Domestic bonds	235,392	236,794	1,402	3,065	1,663
Monetary claims purchased	139,415	142,434	3,019	3,065	45
Certificates of deposit	2,000	2,000	0	0	-
Policy reserve matching bonds	1,604,753	1,654,025	49,272	49,438	166
Stocks of subsidiaries and affiliated companies	4,680	4,680	-	-	-
Available-for-sale securities	2,110,299	2,322,963	212,663	276,158	63,495
Domestic bonds	720,431	732,920	12,489	12,750	260
Domestics stocks	421,527	632,099	210,571	228,968	18,396
Foreign securities	865,046	865,294	248	32,922	32,674
Foreign bonds	553,216	560,613	7,396	13,915	6,518
Foreign stocks and others	311,829	304,681	(7,148)	19,007	26,155
Other securities	82,439	71,560	(10,878)	1,239	12,118
Money claims purchased	20,855	21,087	232	278	46
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,096,542	4,362,899	266,356	331,728	65,371
Domestic bonds	2,560,576	2,623,741	63,164	65,254	2,090
Domestic stocks	426,208	636,779	210,571	228,968	18,396
Foreign securities	865,046	865,294	248	32,922	32,674
Foreign bonds	553,216	560,613	7,396	13,915	6,518
Foreign stock and others	311,829	304,681	(7,148)	19,007	26,155
Other securities	82,439	71,560	(10,878)	1,239	12,118
Monetary claims purchased	160,271	163,522	3,251	3,343	92
Certificates of deposit	2,000	2,000	0	0	-
Others	-	-	-	-	-

Note: *The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Financial instruments and Exchange Law.*

(18) Fair Value Information on Monetary Trusts

(Millions of yen)

Category	As of March 31, 2007					As of March 31, 2008				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Monetary trusts	-	-	-	-	-	-	-	-	-	-

* Monetary trusts for investment

(Millions of yen)

Category	As of March 31, 2007		As of March 31, 2008	
	Carrying value	Net valuation gains/losses	Carrying value	Net valuation gains/losses
Monetary trusts for investment	-	-	-	-

* Monetary trusts for held-to-maturity securities, policy reserve matching bonds and available-for-sale securities

(Millions of yen)

Category	As of March 31, 2007					As of March 31, 2008				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses			Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Held-to-maturity securities	-	-	-	-	-	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-	-	-	-	-	-
Available-for-sale securities	-	-	-	-	-	-	-	-	-	-
Jointly operated and designed monetary trusts	-	-	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	-	-	-	-

(19) Fair Value Information on Real Estate

(Millions of yen)

Category	As of March 31, 2007					As of March 31, 2008				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Land	98,452	110,141	11,688	21,279	9,590	98,424	134,258	35,833	43,045	7,211
Leasehold	156	117	(39)	12	51	156	130	(26)	13	39
Total	98,609	110,258	11,649	21,291	9,642	98,581	134,388	35,807	43,058	7,251

Note: Current fair value are calculated based on the appraisal price or posted price.

(20) Fair Value Information on Derivative Transactions (total transactions to which hedge accounting is or is not applied)

1) Breakdown of net gains/losses (breakdown of transactions hedge accounting appplied and not applied)

(Millions of yen)

	As of March 31, 2007					
	Interest-rate-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting appplied	(733)	(3,562)	-	-	-	(4,295)
Hedge accounting not appplied	-	(250)	-	-	-	(250)
Total	(733)	(3,812)	-	-	-	(4,546)

(Millions of yen)

	As of March 31, 2008					
	Interest-rate-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting appplied	1,298	6,822	1,115	-	-	9,235
Hedge accounting not appplied	-	3,064	-	-	-	3,064
Total	1,298	9,887	1,115	-	-	12,300

Note: *Accrued interest of interest-rate-related net gains/losses applied hedge accounting. [69 million yen: as of March 31, 2007; 51 million yen: as of March 31, 2008], currency-related net gains/losses with fair value hedge accounting [(3,562) million yen: as of March 31, 2007; (6,822) million yen: as of March 31, 2008], stock-related net gains /losses[1,115million yen:as of March31,2008]and net gains/losses not applied hedge accounting are recorded on the statement of operations.*

2) Interest-rate-related derivative transactions

(Millions of yen)

Category	Type	As of March 31, 2007				As of March 31, 2008			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Interest rate swaps Receipts fixed, payments floating	146,024	116,235	(733)	(733)	144,827	121,783	1,298	1,298
Total					(733)				1,298

Note: *Valuation gains/losses indicate the current market or fair value.*

(Reference) Balance of notional principal of interest rate swapping by term to maturity

(Millions of yen)

	As of March 31,2007						
	1 year or shorter	1 year to 3 years	3 years to 5 years	5 years to 7 years	7 years to 10 years	Over 10 years	Total
Receipts fixed, payments floating	29,789	35,836	35,453	34,500	10,445	-	146,024
(Average rate received)	1.06%	1.36%	1.61%	1.52%	1.80%	-	1.43%
(Average rate paid)	0.73%	1.20%	1.07%	1.05%	0.89%	-	1.01%

(Millions of yen)

	As of March 31,2008						
	1 year or shorter	1 year to 3 years	3 years to 5 years	5 years to 7 years	7 years to 10 years	Over 10 years	Total
Receipts fixed, payments floating	23,043	30,176	48,536	29,515	13,555	-	144,827
(Average rate received)	1.34%	1.38%	1.58%	1.75%	1.81%	-	1.56%
(Average rate paid)	1.43%	1.39%	1.41%	1.18%	1.15%	-	1.34%

3) Currency-related derivative transactions

(Millions of yen)

Category	Type	As of March 31, 2007				As of March 31, 2008			
		Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
			Over 1 year				Over 1 year		
OTC	Exchange contracts								
	Sold	376,822	-	380,635	(3,812)	417,923	-	408,036	9,887
	US dollar	81,551	-	80,725	826	146,291	-	138,360	7,930
	Euro	201,479	-	205,728	(4,248)	190,955	-	191,321	(366)
	British pound	9,727	-	9,599	128	10,003	-	9,737	266
	Canadian dollar	37,481	-	37,602	(121)	35,233	-	32,669	2,564
	Swedish krona	46,582	-	46,979	(397)	35,439	-	35,947	(508)
Total					(3,812)				9,887

Notes: 1. Exchange rate as of the end of each fiscal year is used for futures rate .

2. This disclosure excludes foreign-currency-dominated monetary receivables and payables which are recorded in yen in the balance sheets, for the reason the settlement amount in yen is fixed based on the exchange contract.

3. Valuation gans/losses indicate the difference between the contracted amount and the current market or fair value.

4) Stock-related derivative transactions

(Millions of yen)

Category	Type	As of March 31, 2007				As of March 31, 2008			
		Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
			Over 1 year				Over 1 year		
OTC	Future contracts								
	Sold								
	Put	-	-			22,135	-	21,020	1,115
Total					-				1,115

Note: Valuation gans/losses indicate the difference between the contracted amount and the current market or fair value.

5) Bond-related derivative transactions

The Company did not have any balances of bond-related derivative transactions as of March 31, 2007 and 2008.

6) Others

The Company did not have any balances of other derivative transactions as of March 31, 2007 and 2008.

4. Status of Separate Account Assets

(1) Balance of Separate Account Assets

(Millions of yen)

Category	As of March 31, 2007	As of March 31, 2008
	Amount	Amount
Individual variable insurance	6,822	5,975
Individual variable annuities	-	-
Group annuities	-	-
Total of separate account	6,822	5,975

(2) Status of Individual Variable Insurance (Separate Accounts)

1) Total number of policies and total policy amount in force

(Number, Millions of yen)

Category	As of March 31, 2007		As of March 31, 2008	
	Number	Amount	Number	Amount
Variable insurance (term-life)	298	323	274	298
Variable insurance (whole-life)	529	1,504	522	1,492
Total	827	1,827	796	1,790

2) Asset composition

(Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	203	3.0	210	3.5
Securities	6,574	96.4	5,721	95.8
Domestic bonds	1,978	29.0	2,036	34.1
Domestic stocks	2,336	34.3	1,752	29.3
Foreign securities	2,259	33.1	1,932	32.3
Foreign bonds	771	11.3	744	12.5
Foreign stock and others	1,487	21.8	1,187	19.9
Other securities	-	-	-	-
Loans	-	-	-	-
Others	43	0.6	43	0.7
Reserve for possible loan losses	-	-	-	-
Total	6,822	100.0	5,975	100.0

3) **Net investment gains/losses**

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
	Amount	Amount
Interests, dividends and income from real estate for rent	120	129
Gains on sale of securities	187	146
Gains on redemption of securities	-	-
Valuation gains on securities	1,325	464
Foreign exchange gains, net	1	1
Gains from derivatives, net	-	-
Other investment income	0	1
Losses on sale of securities	57	87
Amortization of securities	-	-
Devaluation losses on securities	1,319	1,453
Foreign exchange losses, net	1	2
Losses from derivatives, net	-	-
Other investment expenses	0	0
Net investment gains/losses	256	(800)

4) **Valuation gains/losses on trading securities**

(Millions of yen)

Category	As of March31,2007		As of March31,2008	
	Current fair value and carrying Value	Net valuation gains/losses	Current fair value and carrying Value	Net valuation gains/losses
Trading securities	6,574	5	5,721	(989)

5) **Fair value information on monetary trusts**

The Company did not have any balances of monetary trusts as of March 31, 2007 and 2008.

6) **Fair value information on derivative transactions**

Interest-rate-related derivative transactions
Currency-related derivative transactions
Stock-related derivative transactions
Bond-related derivative transactions
Others

The Company did not have any balances of these transactions as of March 31, 2007 and 2008.

(3) Status of Individual Variable Annuities (Separate Accounts)

The Company did not have any balances of individual variable annuities on separate accounts as of March 31, 2007 and 2008.

5. Reconciliation to Core Profit and Ordinary Profit

(1) Reconciliation to Core Profit

(Millions of yen)

Category	Year ended March 31, 2007	Year ended March 31, 2008
Core Revenues	952,099	929,482
Income from Insurance Premiums	705,582	635,739
Insurance premiums	705,293	635,544
Ceded reinsurance recoveries	289	195
Investment Income	137,670	142,323
Interest, dividends and income from real estate for rent	137,257	142,024
Other investment income	155	299
Gains on separate accounts, net	256	-
Other Ordinary Income	108,846	151,420
Income related to withheld insurance claims and other payments for future annuity payments	705	360
Income due to withheld insurance payments	30,808	32,807
Reversal of reserve for outstanding claims	-	578
Reversal of policy reserves (except contingency reserve)	74,323	115,528
Reversal of reserve for employees' retirement benefits	809	-
Other ordinary profit	2,199	2,143
Other Core Revenues	0	-
Core Expenses	898,114	876,419
Insurance Claims and Other Payments	772,881	747,133
Insurance claims	383,215	318,842
Annuity payments	128,527	139,962
Insurance benefits	105,102	107,257
Surrender payments	95,662	97,958
Other payments	60,111	82,868
Reinsurance payments	262	243
Provision for Policy and Other Reserves	1,731	105
Investment Expenses	8,117	9,248
Interest expense	1,624	1,674
Provision for general reserve for possible loan losses	(35)	188
Depreciation of real estate for rent	2,485	2,434
Other investment expenses	4,044	4,149
Losses on separate accounts, net	-	800
Operating Expenses	78,811	77,088
Other Ordinary Expenses	36,572	42,843
Payments related to withheld insurance claims	24,496	28,605
Taxes	4,868	4,686
Depreciation	5,199	5,089
Provision for reserve for employees' retirement benefits	-	1,531
Other ordinary losses	2,007	2,930
Other Core Expenses	-	-

Core Profit	53,984	53,063

(2) Reconciliation to Ordinary Profit

(Millions of yen)

		Year ended March 31, 2007	Year ended March 31, 2008
Core profit	(A)	53,984	53,063
Capital gains		74,223	87,291
Gains from monetary trusts, net		-	-
Gains on investments in trading securities, net		-	-
Gains on sale of securities		74,223	87,291
Gains from derivatives, net		-	-
Foreign exchange gains, net		-	-
Others		-	-
Capital losses		61,520	66,840
Losses from monetary trusts, net		-	-
Losses on investments in trading securities, net		-	-
Losses on sale of securities		45,329	51,942
Devaluation losses on securities		99	7,724
Losses from derivatives, net		15,668	7,065
Foreign exchange losses, net		422	107
Others		-	-
Total capital gains/losses	(B)	12,703	20,451
Core profit reflecting capital gains/losses	(A) + (B)	66,687	73,514
Other one-time gains		-	-
Ceding reinsurance recoveries		-	-
Reversal of contingency reserve		-	-
Others		-	-
Other one-time losses		15,024	16,476
Reinsurance premiums		-	-
Provision for contingency reserve		14,304	16,432
Provision for specific reserve for possible loans losess		720	5
Provision for specific reserve for loans to refinancing countries		-	-
Write-off of loans		-	37
Others		-	-
Other one-time gains/losses	(C)	(15,024)	(16,476)
Ordinary profit	(A) + (B) + (C)	51,662	57,038

Note: For the year ended March 31, 2007, income gains of (0) million yen on gains from monetary trusts are included in other core revenues of core profit instead of gains from monetary trusts, net.

6. Disclosed Claims under the Insurance Business Law

(Millions of yen)

Category		As of March 31, 2007	As of March 31, 2008
Claims against bankrupt and quasi-bankrupt obligors	a	557	448
Claims with collection risk	b	1,004	1,002
Claims for special attention	c	4,198	3,884
Sub total	a + b + c	5,760	5,335
% of Total		0.38%	0.36%
Claims against normal obligors	d	1,501,481	1,481,523
Total	a + b + c + d	1,507,242	1,486,858

Notes: 1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in Notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

7. Risk Monitored Loans (Under the Insurance Business Law)

(Millions of yen)

Category	As of March 31, 2007	As of March 31, 2008
Loans to bankrupt companies	336	282
Past due loans	1,225	1,168
Loans overdue for three months or more	4,165	3,854
Restructured loans	32	30
Total	5,760	5,335
% of total loans	0.38%	0.36%

Notes: 1. Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. As of March 31, 2008, write-offs relating to bankrupt companies amounted to 13.0 million yen and past due loans totaled to 3.7 million yen. The Company have no write-offs as of March 31, 2007.

2. Loans to bankrupt companies are loans to obligors that are subject to bankruptcy, corporate reorganization, or rehabilitation or other similar proceedings on which a company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

3. Past due loans are loans (other than the loans described in Note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the obligor) on which a company has stopped accruing interest based on self-assessment.

4. Loans overdue for three months or more are loans, other than the loans described in Note 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

5. Restructured loans are loans, other than the loans described in Note 2, 3, or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims, and/or other terms in favor of the obligor for purposes of restructuring or supporting the obligor.

(Reference) Reserve for Possible Loan Losses

(1) Reserve for Possible Loan Losses

(Millions of yen)

Category	As of March 31, 2007	As of March 31, 2008
General reserve for possible loan losses	1,447	1,636
Specific reserve for possible loan losses	916	922
Specific reserve for loans to refinancing countries	-	-
Total	2,364	2,558

(2) Specific Reserve for Possible Loan Losses

(Millions of yen)

Category	As of March 31, 2007	As of March 31, 2008
Transfer	916	922
Reversal	196	916
Net transfer	720	5

Note: The amount of reversal indicated above does not include the amount of reversal made for any specific purpose.

(3) Specific Reserve for Loans to Refinancing Countries

1) Specific reserve for loans to refinancing countries

The Company held no specific reserve for loans to refinancing countries as of March 31, 2007 and 2008.

2) Loan outstanding by country

The Company held no loan outstanding by country as of March 31, 2007 and 2008.

(4) Write-off of Loans

The Company held no write-off of loans as of March 31, 2007 and had write-off of loans in the amount of 37 million yen of March 31, 2008.

(Reference) Self-Assessment of Loans

Self-assessment of assets means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial statements.

According to their risks in collection or deterioration of the value as an asset, assets are categorized into four classes from Class I - IV. Class I is composed of assets with no problem.

Taiyo Life has established the internal criteria for self-assessment, and write-offs and reservation, and is carrying out strict self-assessment, and write-offs and reserve.

In the results of self-assessment as of March 31, 2008, the Company deducted all assets categorized Class IV as uncollectible, and calculated the expected losses on each asset in Class III, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

Self-Assessment of Loans (Millions of yen)

Classifications	As of March 31, 2007		As of March 31, 2008	
	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation
Class I	1,485,628	1,486,542	1,443,606	1,444,522
Class II	20,600	20,600	42,236	42,236
Class III	1,013	100	1,016	100
Class IV	0	-	37	-
Total exposures	1,507,242	1,507,242	1,486,896	1,486,858

Note: The total exposures include securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans. The interest payable and suspense payments included here are limited to those related to loans and securities lent.

8. Solvency Margin Ratio

(Millions of yen)

Items		As of March 31, 2007	As of March 31, 2008
Total solvency margin	(A)	895,485	698,527
Common stock,etc.		154,776	158,482
Reserve for price fluctuations		42,563	63,296
Contingency reserve		85,549	101,982
Reserve for possible loan losses		1,447	1,636
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent, if gains; x 100 per cent, if losses)		447,726	191,396
Net unrealized gains (losses) on real estate (x 85 per cent, if gains; x 100 per cent, if losses)		(26,065)	(1,498)
Excess amount of policy reserve based on Zillmer method		61,285	52,370
Unallotted portion of reserve for policyholder dividends		21,374	21,715
Future profits		6,757	6,982
Deferred tax assets		45,069	47,163
Subordinated debt		55,000	55,000
Deductible items		-	-
Total risk $\sqrt{(R_1+R_8)^2+(R_2+R_3+R_7)^2}+R_4$	(B)	162,744	139,617
Insurance risk	R_1	37,068	27,378
Assumed investment yield risk	R_2	23,727	22,889
Investment risk	R_3	130,785	108,708
Business risk	R_4	3,831	3,339
Minimum guarantee risk	R_7	16	16
3rd sector insurance risk	R_8	—	7,969
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$		1,100.4%	1,000.6%

Notes: 1. The above figures were calculated on the basis of the provisions of Articles 86 and 87 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance.

2. "Common stock,etc." represents net assets on the balance sheet less total valuation and translation adjustments, and estimated appropriation paid in cash.

3. "Excess amount of policy reserve based on Zillmer method"in Total solvency margin above was described as "Excess of amount of surrender payment"in the fiscal year ended March 31,2007.

4. The figures of "minimum guarantee risk" were calculated on the basis of the regulatory standard.

5. As for December 31, 2007, "3rd sector insurance risk R8" is included in calculation. As for December 31, 2006 and March 31, 2007, the ratio is calculated according to the former rule.

9. Adjusted Net Assets

(Millions of yen)

Item	As of March 31, 2007	As of March 31, 2008
Adjusted net assets	834,661	659,726

Note: The above figures were calculated according to the orders providing classifications, etc. that are stipulated in 132.2 of Insurance Business Law, and descriptions provided in Notification No. 2 issued in January 1999 by Financial Supervisory Agency and Ministry of Finance.

May 19, 2008
Taiyo Life Insurance Company

Supplementary Data for the Fiscal Year Ended March 31, 2008
Non-Consolidated Financial Results at Press Conference

(1) Sales Results

(Millions of yen, %)

	Fiscal Year Ended March 31, 2007		Six Months Ended September 30, 2007		Fiscal Year Ended March 31, 2008	
	Amount	% Change	Amount	% Change	Amount	% Change
Annualized premiums of new policies	36,601	(12.3)	16,428	(12.5)	32,768	(10.5)
3rd sector products	13,129	(7.9)	4,673	(32.4)	9,548	(27.3)
Annualized premiums of total policies	662,816	(4.7)	649,304	(4.5)	637,368	(3.8)
3rd sector products	112,107	2.4	111,428	(0.1)	111,075	(0.9)
Income from insurance premiums	705,582	(14.3)	330,321	(9.1)	635,739	(9.9)
Individual insurance and annuities	576,517	(5.4)	271,542	(6.2)	532,087	(7.7)
Group insurance and annuities	127,578	(40.0)	58,117	(20.7)	102,178	(19.9)
New policy amount	2,127,375	(25.0)	724,038	(38.5)	1,474,153	(30.7)
Policy amount in force	17,644,524	0.3	17,367,005	(2.2)	17,182,229	(2.6)
Surrender & lapse amount	1,503,878	(8.5)	693,536	(7.5)	1,348,619	(10.3)
Surrender & lapse rate	8.55%	(1.14 points)	3.93%	(0.33 points)	7.64%	(0.91points)

Notes:

1. New policy amount and policy amount in force include individual insurance and annuities.

2. Surrender and lapse amount does not include reinstatement

3. Surrender and lapse rates for the six months ended September 30, 2007 is not annualized.

4. Annualized premiums include individual insurance and annuities, and exclude the net increase from conversion.

(2) Assets

(Millions of yen, %)

	As of March 31, 2007		As of September 30, 2007		As of March 31, 2008	
	Amount	% Change	Amount	% Change	Amount	% Change
Total assets	6,552,504	(0.6)	6,549,192	0.9	6,185,591	(5.6)
Adjusted net asset	834,661	10.2	893,331	30.2	659,726	(21.0)
Adjusted net asset / General account assets	12.8	1.3 points	13.7	3.1 points	10.7	(2.1points)
Solvency margin ratio	1,100.4	55.2 points	1,153.9	137.3 points	1,000.6	(99.8points)

(3) Core Profit / Amount of Negative Spread / Investment Yield

(Millions of yen, %)

	Fiscal Year Ended March 31, 2007		Fiscal Year Ended March 31, 2008		Fiscal Year Ending March 31, 2009 (Forecast)
	Amount	% Change	Amount	% Change	Amount
Core profit	53,984	41.3	53,063	(1.7)	46,000

(Millions of yen)

	Fiscal Year Ended March 31, 2007		Fiscal Year Ended March 31, 2008		Fiscal Year Ending March 31, 2009 (Forecast)
	Amount	Change	Amount	Change	Amount
Amount of negative spread	24,638	(13,886)	17,602	(7,035)	20,000

(%)

	Fiscal Year Ended March 31, 2007	Fiscal Year Ended March 31, 2008	Fiscal Year Ending March 31, 2009 (Forecast)
Investment yield for core profit	2.30	2.40	approx. 2.3
Investment yield - general account	2.31	2.56	approx. 1.9
Average assumed investment yield	2.74	2.72	approx. 2.7

(4) Policy and Other Reserves (Millions of yen)

	As of March 31, 2007		As of September 30, 2007		As of March 31, 2008	
	Amount	Change	Amount	Change	Amount	Change
Policy reserve *(Note 1)*	5,665,562	(74,323)	5,614,340	(95,675)	5,550,033	(115,528)
General account	5,664,963	(74,215)	5,613,750	(95,578)	5,549,507	(115,455)
Separate account	598	(107)	590	(97)	525	(73)
Reserve for price fluctuations	42,563	16,503	52,959	23,522	63,296	20,733
Contingency reserve	85,549	14,304	84,718	8,751	101,982	16,432
Contingency reserve 1	45,538	824	36,713	(8,481)	36,499	(9,038)
Contingency reserve 2	40,000	13,480	40,000	9,240	57,500	17,500
Contingency reserve 3	10	-	11	1	12	2
Contingency reserve 4	-	-	7,992	7,992	7,969	7,969
Contingency reserve fund	-	-	-	-	-	-
Price fluctuation reserve fund	-	-	-	-	-	-
Appropriated retained earnings for general purposes *(Note 2)*	40,000	-	40,000	-	40,000	-

Notes:

1. The amount of policy reserve excludes the amount of contingency reserve.

2. Appropriated retained earnings for general purposes as of March 31, 2006 and 2007 above are total amount after the appropriation of profit. Appropriated retained earnings as of March 31, 2008 above are the balance after the approval of the proposal for the appropriated retained earnings in the general meeting of shareholders as scheduled.

(5) Unrealized Gains / Losses (Millions of yen)

	As of March 31, 2007		As of September 30, 2007		As of March 31, 2008	
	Amount	Change	Amount	Change	Amount	Change
Securities	499,662	33,040	547,905	168,479	266,689	(232,973)
Domestic stocks	425,699	(23,117)	448,636	97,922	210,571	(215,127)
Domestic bonds	8,236	31,524	11,886	26,676	63,164	54,927
Foreign securities	53,807	29,252	82,420	44,071	725	(53,081)
Real estate (domestic land and lease)	11,649	16,294	12,925	16,692	35,807	24,157

(6) Investment for the Fiscal Year Ended March 31, 2008 (Millions of yen)

	Net Increase (decrease)	Forecast for the Fiscal Year Ending March 31, 2008
Domestic stocks	(19,022)	Slight decrease
Domestic bonds	(60,998)	Level-Off
Foreign stocks, etc.	66,344	Slight Increase
Foreign bonds	(10,707)	decrease
Real estate	(1,299)	Level-Off

Note: Net increase (decrease) is based on carring value before mark-to-market.

(7) Level of Indices where Unrealized Gains/Losses on Assets are Break-even as of March 31, 2008

NIKKEI average	approx.	8,270 Yen
TOPIX	approx.	800 Points
Yen-denominated bonds	approx.	1.6%
Foreign securities	approx.	101 Yen

Notes:

1. These figures are calculated based on asset holdings as of March 31, 2008 assuming that our asset portfolio is the same as those of the NIKKEI average, TOPIX, 10-Year JGB and U.S .dollar / yen rate. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.

2. The indices for Yen-denominated bonds are calculated on a 10-Year JGB yield basis (March31, 2008: 1.28%).

3. The indices of Foreign securities is calculated based on a U.S. dollar/yen rate basis (March 31, 2008: 100.19 yen). Currency hedged position to which applied hedge accounting rule are excluded in the calculation.

(8) Performance Forecast

(Billions of yen)

	Fiscal Year Ending March 31, 2009
Income from insurance premiums	650
Annualized premiums of total policies	620
Policy amount in force	17,070

Notes:

1. Policy amount in force includes individual insurance and annuities

2. The above forecasts for the year ending March 31, 2008 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.

(9) Cross Holdings with Domestic Banks as of March 31, 2008

i) Contributions from Domestic Banks (Millions of yen)

	Amount
Funds	None
Subordinated loans and debentures	30,000

ii) Contributions to Domestic Banks (Millions of yen)

	Amount
Bank stocks held	68,231
Subordinated loans and debentures	281,545

(10) Number of Employees and Agents

	As of March 31, 2007		As of September 30, 2007		As of March 31, 2008	
	Amount	% Change	Amount	% Change	Amount	% Change
In-house sales representatives	8,116	(9.4)	7,807	(7.1)	7,619	(6.1)
Administrative Personnel	2,735	1.1	2,961	7.1	2,927	7.0%

(11) OTC Sales through Banks

(Millions of yen)

		Fiscal Year Ended March 31, 2007		Fiscal Year Ended March 31, 2008		Total Sales since October 2002 (Lifting of ban on sales of individual annuities)	
		Amount	% Change	Amount	% Change	Amount	% Change
Fixed annuities	Number	-	-	55	-	55	-
	Amount	-	-	86	-	86	-

Notes:

1.The Credit union begun to sell the products at OTC Sales in January, 2008.

2.The product at OTC Sales is the lump-sum fixed annuity only.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the fiscal year ended March 31, 2008)

May 19, 2008

Name of Company:	**T&D Holdings, Inc.** (Financial Summary for Daido Life Insurance Company)
Stock Listings:	Tokyo, Osaka
Security Code No.:	8795
Head Office:	Tokyo, Japan
URL:	http://www.td-holdings.co.jp/e/

1. Non-Consolidated Operating Results for the Fiscal Year Ended March 31, 2008 (April 1, 2007 - March 31, 2008)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Year ended March 31, 2008	¥1,136,330 million	7.0	¥104,665 million	(13.7)	¥124,893 million	(0.7)	¥30,456 million	(29.4)
Year ended March 31, 2007	¥1,061,817 million	(0.1)	¥121,247 million	21.9	¥125,791 million	30.9	¥43,157 million	10.4

	Net Income Per Share	Net Income Per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenues
Year ended March 31, 2008	¥20,304.51	-	6.2%	1.7%	9.2%
Year ended March 31, 2007	¥28,771.58	-	7.2%	1.9%	11.4%

Notes:

1. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*
2. % changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of March 31, 2008	¥6,047,881 million	¥374,410 million	6.2%	¥249,606.91
As of March 31, 2007	¥6,397,075 million	¥604,789 million	9.5%	¥403,193.21

Note: Shareholder's equity: as of March 31, 2008: ¥374,410 million; as of March 31, 2007: ¥604,789 million.

2. Dividends

	Annual Dividends per Share			Dividends Paid for the Year	Payout Ratio	Dividends on Net Assets
		Interim	Year-End			
Year ended March 31, 2007	¥6,602.00	¥-	¥6,602.00	¥9,903 million	22.9%	1.7%
Year ended March 31, 2008	¥5,439.00	¥-	¥5,439.00	¥8,158 million	26.8%	1.7%

3. Forecasts for the Year Ending March 31, 2009 (April 1, 2008 - March 31, 2009)

Daido Life's forecasts are omitted. Please refer to T&D Holdings' *"Consolidated Forecasts for the Year Ending March 31, 2009"* section in this material *"Consolidated Financial Summary for the fiscal year ended March 31, 2008"*.

4. Others

(1) Significant Changes in Accounting Principle and Procedure and Changes in Presentation Method for Consolidated Financial Summary:

Changes due to the revision of accounting standards: Applicable

Changes due to other factors : None

Note: Please refer to T&D Holdings' "Summary of Significant Accounting Policies" section in this material "Consolidated Financial Summary for the fiscal year ended March 31, 2008".

(2) Number of Outstanding Shares (Common Stock):

Number of outstanding shares including treasury stock at the end of the year: as of March 31, 2008: 1,500,000
as of March 31, 2007: 1,500,000

Number of treasury stock at the end of the term: None

Average number of outstanding shares during the term: for the fiscal year ended March 31, 2008: 1,500,000
for the fiscal year ended March 31, 2007: 1,500,000

Daido Life Unaudited Non-Consolidated Balance Sheets

(Millions of yen)

	As of March 31, 2007		As of March 31, 2008		Increase (decrease)
	Amount	%	Amount	%	Amount
Assets:					
Cash and deposits	292,155	4.6	169,470	2.8	(122,685)
Cash	103		79		(24)
Deposit	292,052		169,391		(122,660)
Call loans	150,000	2.4	127,800	2.1	(22,200)
Monetary claims purchased	295,305	4.6	270,089	4.5	(25,215)
Monetary trusts	100,846	1.6	104,603	1.7	3,756
Securities	4,410,118	68.9	4,159,633	68.8	(250,485)
Government bonds	349,897		545,191		195,293
Municipal bonds	859,122		770,384		(88,738)
Corporate bonds	1,042,508		1,078,512		36,004
Domestic stocks	550,053		375,682		(174,371)
Foreign securities	707,654		653,482		(54,172)
Other securities	900,881		736,380		(164,500)
Loans	932,974	14.6	890,392	14.7	(42,582)
Policy loans	79,685		83,103		3,417
Commercial loans	853,289		807,289		(45,999)
Tangible fixed assets	146,936	2.3	140,434	2.3	(6,502)
Land	80,464		78,045		(2,419)
Buildings	64,849		61,013		(3,835)
Construction in progress	142		14		(127)
Other tangible fixed assets	1,480		1,361		(118)
Intangible fixed assets	9,094	0.1	8,634	0.2	(460)
Software	7,976		7,520		(455)
Other intangible fixed assets	1,118		1,113		(4)
Due from agencies	1,466	0.0	1,381	0.0	(84)
Due from reinsurers	777	0.0	708	0.0	(68)
Other assets	58,443	0.9	131,583	2.2	73,140
Accounts receivable	24,458		91,442		66,984
Prepaid expenses	1,226		1,285		58
Accrued income	18,787		17,129		(1,658)
Deposit for rent	3,763		3,802		38
Margin for futures contracts	128		-		(128)
Derivatives	7,504		15,204		7,700
Suspense payable	751		625		(125)
Other assets	1,821		2,093		271
Deferred tax assets	-	-	44,178	0.7	44,178
Reserve for possible loan losses	(1,043)	(0.0)	(1,029)	(0.0)	13
Total assets	6,397,075	100.0	6,047,881	100.0	(349,194)

(Millions of yen)

	As of March 31, 2007		As of March 31, 2008		Increase (decrease)
	Amount	%	Amount	%	Amount
Liabilities:					
Policy reserves	5,474,512	85.6	5,392,173	89.2	(82,339)
Reserve for outstanding claims	46,385		48,481		2,095
Policy reserve	5,297,223		5,216,507		(80,715)
Reserve for policyholder dividends	130,903		127,184		(3,719)
Due to reinsurers	407	0.0	388	0.0	(19)
Short-term debenture	20,000	0.3	27,971	0.5	7,971
Other liabilities	53,982	0.8	101,827	1.7	47,845
Income taxes payable	3,677		3,873		195
Accounts payable	23,469		73,506		50,037
Accrued expenses	11,505		10,351		(1,153)
Unearned income	3,817		3,495		(322)
Deposit received	772		584		(188)
Guarantee deposits	6,341		6,642		300
Derivatives	1,382		495		(886)
Suspense receipt	3,016		2,878		(137)
Reserve for bonus to directors and corporate auditors	63	0.0	74	0.0	10
Reserve for employees' retirement benefits	74,722	1.2	75,555	1.2	832
Reserve for directors' and corporate auditors' retirement benefits	1,747	0.0	1,921	0.0	174
Reserve for price fluctuations	61,585	1.0	73,558	1.2	11,972
Deferred tax liabilities	105,263	1.6	-	-	(105,263)
Total liabilities	5,792,285	90.5	5,673,470	93.8	(118,814)
Net assets:					
Common stock	75,000	1.2	75,000	1.2	-
Capital surplus	54	0.0	54	0.0	-
Retained earnings	166,236	2.6	186,790	3.1	20,553
Legal reserve for future losses	9,157		11,137		1,980
Other retained earnings	157,079		175,652		18,573
Provision for advanced depreciation on real estate	1,559		1,559		-
Provision for 100th anniversary project	11		-		(11)
General reserve	100,000		130,000		30,000
Unappropriated retained earnings	55,507		44,092		(11,415)
Total stockholders' equity	241,290	3.8	261,844	4.3	20,553
Net unrealized gains on securities	362,721	5.7	111,873	1.9	(250,847)
Gains on deferred hedge	778	0.0	692	0.0	(85)
Total valuation and translation adjustments	363,499	5.7	112,566	1.9	(250,933)
Total net assets	604,789	9.5	374,410	6.2	(230,379)
Total liabilities and net assets	6,397,075	100.0	6,047,881	100.0	(349,194)

Daido Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Year ended March 31, 2007		Year ended March 31, 2008		Increase (decrease)
	Amount	%	Amount	%	Amount
Ordinary revenues	1,061,817	100.0	1,136,330	100.0	74,512
Income from insurance premiums	865,254		843,336		(21,917)
Insurance premiums	864,247		842,168		(22,079)
Ceded reinsurance recoveries	1,006		1,168		162
Investment income	183,345		205,775		22,429
Interest, dividends and income from real estate for rent	129,458		144,744		15,286
Interest income from deposits	6,968		6,529		(439)
Interest income and dividends from securities	93,983		106,641		12,658
Interest income from loans	18,954		18,735		(219)
Interest from real estate for rent	6,396		7,678		1,282
Other income from interest and dividends	3,156		5,159		2,003
Gains from monetary trust, net	8,092		13,955		5,862
Gains on investment in trading securities, net	17,824		-		(17,824)
Gains on sales of securities	18,756		14,913		(3,843)
Gains from derivatives, net	-		29,377		29,377
Other investment income	2,685		2,783		97
Gains on separate accounts, net	6,526		-		(6,526)
Other ordinary income	13,217		87,218		74,000
Income related to withheld insurance claims and other payments for future annuity	311		613		302
Income due to withheld insurance payments	2,552		2,745		193
Reversal of policy reserve	9,300		80,715		71,414
Other ordinary income	1,053		3,143		2,090
Ordinary expenses	940,570	88.6	1,031,664	90.8	91,094
Insurance claims and other payments	758,211		804,318		46,107
Insurance claims	268,182		272,443		4,260
Annuity payments	27,978		30,106		2,127
Insurance benefits	174,681		178,426		3,744
Surrender payments	248,907		253,823		4,916
Other payments	37,415		68,577		31,162
Reinsurance premiums	1,045		941		(104)
Provision for policy and other reserves	3,518		2,900		(617)
Provision for reserve for outstanding claims	2,664		2,095		(569)
Interest portion of reserve for policyholder dividends	853		805		(48)
Investment expenses	44,143		94,648		50,504
Interest expenses	165		265		99
Losses on investment in trading securities, net	-		25,192		25,192
Losses on sales of securities	5,744		10,086		4,341
Devaluation losses on securities	610		19,429		18,818
Losses from derivatives, net	20,324		-		(20,324)
Foreign exchange losses, net	5,696		6,083		386
Write-off of loans	-		121		121
Depreciation of real estate for rent	2,716		3,343		627
Other investment expenses	8,884		13,844		4,959
Losses on separate accounts, net	-		16,282		16,282
Operating expenses	111,815		114,170		2,354
Other ordinary expenses	22,881		15,627		(7,254)
Payments related to withheld insurance claims	2,344		2,880		535
Taxes	6,647		6,733		85
Depreciation	4,149		4,306		156
Provision for reserve for employees' retirement benefits	7,405		579		(6,826)
Other ordinary expenses	2,334		1,127		(1,207)
Ordinary profit	121,247	11.4	104,665	9.2	(16,581)

(Millions of yen)

	Year ended March 31, 2007		Year ended March 31, 2008		Increase (decrease)
	Amount	%	Amount	%	Amount
Extraordinary gains	3,095	0.3	5,141	0.5	2,046
Gains on disposal of fixed assets	7		5,058		5,050
Reversal of reserve for possible loan losses	626		13		(613)
Recoveries of bad debts previously written-off	122		70		(52)
Gains on sales of stocks of affiliated companies	2,338		-		(2,338)
Extraordinary losses	15,845	1.5	15,401	1.4	(444)
Losses on disposal and devaluation of fixed assets	905		3,424		2,518
Impairment loss	525		4		(521)
Provision for reserve for price fluctuations	14,014		11,972		(2,041)
Provision for 100th anniversary project	48		-		(48)
Headquarters removal costs	351		-		(351)
Provision for reserve for policyholder dividends	40,068	3.8	31,237	2.7	(8,830)
Income before income taxes	68,429	6.4	63,169	5.6	(5,260)
Current income taxes	34,907	3.2	40,329	3.6	5,421
Deferred income taxes	(9,635)	(0.9)	(7,617)	(0.7)	2,018
Net income	43,157	4.1	30,456	2.7	(12,700)

Supplementary Materials for the Fiscal Year Ended March 31, 2008

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

1. Business Highlights

2. Status of General Account Assets

1. Business Highlights

(1) Total Policy Amount in Force

(Number, 100 Millions of yen, %)

Category	As of March 31, 2007				As of March 31, 2008			
	Number		Amount		Number		Amount	
		Change (%)		Change (%)		Change (%)		Change (%)
Individual insurance	1,968,403	98.5	384,804	99.3	1,921,637	97.6	386,485	100.4
Individual annuities	155,074	103.2	12,516	101.2	157,832	101.8	12,485	99.8
Subtotal	2,123,477	98.8	397,320	99.3	2,079,469	97.9	398,971	100.4
Group insurance	-	-	118,092	98.2	-	-	121,213	102.6
Group annuities	-	-	19,548	96.4	-	-	18,112	92.7

Notes:

1. Policy amounts for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number, 100 Millions of yen, %)

Category	Year Ended March 31, 2007					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	222,721	95.1	42,375	101.1	42,457	(82)
Individual annuities	11,419	99.5	903	90.4	901	1
Subtotal	234,140	95.4	43,278	100.8	43,359	(81)
Group insurance	-	-	1,070	197.0	1,070	
Group annuities	-	-	1	444.5	1	

(Number, 100 Millions of yen, %)

Category	Year Ended March 31, 2008					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	201,570	90.5	45,625	107.7	45,628	(3)
Individual annuities	9,718	85.1	717	79.4	718	0
Subtotal	211,288	90.2	46,342	107.1	46,346	(4)
Group insurance	-	-	5,942	555.0	5,942	
Group annuities	-	-	0	53.3	0	

Notes:

1. The number of new policies includes increase from conversion.

2. The new policy amount including increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuity is equal to the initial premium payment.

(3) Annualized Premiums

1) Policies in force

(Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Change (%)	Amount	Change (%)
Individual insurance	645,359	101.0	641,734	99.4
Individual annuities	46,913	102.8	47,451	101.1
Total	692,273	101.1	689,186	99.6
3rd Sector	58,574	96.6	57,001	97.3

2) New policies

(Millions of yen, %)

Category	As of March 31, 2007		Year Ended March 31, 2008	
	Amount	Change (%)	Amount	Change (%)
Individual insurance	79,773	100.8	69,077	86.6
Individual annuities	3,688	98.2	2,914	79.0
Total	83,462	100.7	71,992	86.3
3rd Sector	3,892	99.4	3,992	102.6

Notes:

1.New policies include net increase from conversions.

2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance;and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

3. The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.

(4) Term Life Insurance Policy Amount by Dividend Type

(100 Millions of yen, %)

Category	As of March 31, 2007				Year Ended March 31, 2007			
	Policies in force				New policies			
	Number	%	Amount	%	Number	%	Amount	%
Participating	688,263	47.2	181,793	50.7	30,571	16.9	6,817	16.4
Semi-participating	289,073	19.8	76,920	21.5	7,666	4.2	1,891	4.6
Non-participating	481,462	33.0	99,466	27.8	143,244	78.9	32,793	79.0
Total	1,458,798	100.0	358,181	100.0	181,481	100.0	41,502	100.0

(100 Millions of yen, %)

Category	As of March 31, 2008				Year Ended March 31, 2008			
	Policies in force				New policies			
	Number	%	Amount	%	Number	%	Amount	%
Participating	610,507	42.2	160,365	44.3	2,991	1.9	1,365	3.1
Semi-participating	261,136	18.1	69,414	19.2	1,609	1.0	148	0.3
Non-participating	573,996	39.7	131,974	36.5	156,541	97.1	43,387	96.6
Total	1,445,639	100.0	361,753	100.0	161,141	100.0	44,901	100.0

Notes:

1. Semi-participating policies only pay dividends related to investment every five years.

2. New policy amount do not include net increase from conversion.

(5) Average Amount of New Policies and Amount in Force (Individual Insurance)

(Thousands of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Average amount of new policies	19,277	23,747
Average amount in force	19,549	20,112

Note: The average amounts of new policies do not include net increase from conversion.

(6) New Policy Rate (New policy amount / Policy amount in force at the beginning of the fiscal year)

(%)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Individual insurance	11.0	11.9
Individual annuities	7.7	6.1
Subtotal	10.9	11.7
Group insurance	0.9	5.0

Notes:

1. New policy amount does not include increase from conversion.

2. Policy amount in force for individual annuities are the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced.

(7) Surrender and Lapse Rate (Surrender and lapse amount / Policy amount in force at the beginning of the fiscal year)

(%)

Category	Year Eended March 31, 2007	Year Ended March 31, 2008
Individual insurance	10.25	10.12
Individual annuities	4.90	5.01
Subtotal	10.09	9.97
Group insurance	3.13	2.66

Note: Surrender and lapse rate represents adjusted rate including increase and decrease of policy amount and reinstatement.

(Reference) Surrender and lapse rate without adjustments

(%)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Individual insurance and annuities	9.04	8.93

(8) Surrender and Lapse Amount

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Individual insurance	3,561,197	3,493,820
Individual annuities	54,677	56,206
Subtotal	3,615,874	3,550,027
Group insurance	459,282	10,029

(9) Average Premium Amount of Individual Insurance New Policies (Monthly Premium)

(yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Average premium amount	251,368	271,812

Notes:

1. Figures above do not include increase from conversion.

2. Figures above are annualized.

(10) Average Assumed Investment Yield and Negative Spread

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Amount of negative spread	-	-
Investment yield on core profit	2.69%	2.90%
Average assumed investment yield	2.52%	2.46%
Individual insurance and annuities	3.25%	3.11%
Policy reserve in general account	5,020,121	4,984,477

Notes:

1. Negative spread is calculated by the following method:

Investment yield on core profit - average assumed investment yield) x policy reserves in general accounts

1) Spread turned to positive (8,390 million yen) for the fiscal year ended March 31, 2007.

2) Spread turned to positive (21,758 million yen) for the fiscal year ended March 31, 2008.

2. While investment yield on core profit and average assumed investment yield in the table are annualized as in the notes 3 and 4 hereunder.

3. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.

4. Average assumed investment yield is calculated by dividing numerator as assumed interest (general accounts only) by denominator as policy reserve in general accounts.

5. Policy reserve in general accounts represents the earned policy reserve calculated for policy reserve in general accounts less contingency reserve by Hardy method as follows:

Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x 1/2

(11) Mortality Rate for Individual Insurance

(‰)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Rate based on number of policies	3.78	4.01
Rate based on policy amount	3.83	3.85

(12) Reserve for Outstanding Claims

(Millions of yen)

Category		As of March 31, 2007	As of March 31, 2008
Insurance claims	Death benefits	27,963	26,165
	Accidental death benefits	817	729
	Disability benefits	5,940	11,177
	Maturity benefits	1,707	1,025
	Others	47	64
	Subtotal	36,476	39,162
Annuity payments		140	128
Insurance benefits		5,193	5,222
Surrender payments		4,131	3,609
Total		46,385	48,481

(13) Policy Reserve

(Millions of yen)

Category			As of March 31, 2007	As of March 31, 2008
Policy reserve (excluding contingency reserve)	Individual insurance		2,777,553	2,822,633
		General Accounts	2,750,842	2,800,802
		Separate Accounts	26,711	21,830
	Individual annuities		469,025	485,076
		General Accounts	465,208	479,505
		Separate Accounts	3,816	5,570
	Group insurance		10,697	10,401
		General Accounts	10,697	10,401
		Separate Accounts	-	-
	Group annuity		1,954,479	1,810,883
		General Accounts	1,842,619	1,721,735
		Separate Accounts	111,859	89,148
	Others		5,084	4,870
		General Accounts	5,084	4,870
		Separate Accounts	-	-
	Subtotal		5,216,840	5,133,865
		General Accounts	5,074,452	5,017,316
		Separate Accounts	142,388	116,549
Contingency reserve	Contingency reserve I		45,074	41,318
	Contingency reserve II		34,912	36,944
	Contingency reserve III		395	453
	Contingency reserve IV		-	3,925
	Subtotal		80,382	82,642
Total			5,297,223	5,216,507
	General Accounts		5,154,834	5,099,958
	Separate Accounts		142,388	116,549

(14) Policy Reserve Calculating Methods and Ratios

Category		As of March 31, 2007	As of March 31, 2008
Calculating Methods	Policies subject to standard policy reserve method	Standard policy reserve method	Standard policy reserve method
	Policies not subject to standard policy reserve method	Net level premium reserve method	Net level premium reserve method
Ratio of "Amount of the company's policy reserve (excluding contingency reserve)" to "Policy reserve required by regulatory standards"		100%	100%

Notes:

1. Calculating methods and ratios stated above cover individual insurance and annuity policies only. Group insurance and annuity policies have different calculating methods.

2. The ratio for policies to which the standard policy reserve method is applied is indicated in the method laid down in Notice No. 48 from the Ministry of Finance. The ratio for policies to which the standard policy reserve method is not applied is indicated for accumulated reserve for claims and unearned premiums calculated with the net level premium reserve method.

(15) Policy Reserve by Contract Year

(Millions of yen, %)

Contract Year		As of March 31, 2007 Policy Reserve Amount	Assumed Investment Yield (%)	Average Assumed Investment Yield (%)
General Accounts				
	-FY1980	20,519	4.00-5.00	4.36
	FY1981-FY1985	42,912	5.00-5.50	5.06
	FY1986-FY1990	499,950	5.50-6.00	5.52
	FY1991-FY1995	832,771	3.75-5.50	4.76
	FY1996-FY2000	782,455	1.75-2.75	2.44
	FY2001	190,660	1.50	1.52
	FY2002	247,370	1.50	1.48
	FY2003	182,609	1.00-1.50	1.40
	FY2004	191,872	1.00-1.50	1.38
	FY2005	142,343	1.00-1.50	1.40
	FY2006	82,585	1.00-1.50	1.36
	Subtotal	3,216,050	-	3.25
Separate Accounts		30,528		
Total		3,246,579		

(Millions of yen, %)

Contract Year		As of March 31, 2008 Policy Reserve Amount	Assumed Investment Yield (%)	Average Assumed Investment Yield (%)
General Accounts				
	-FY1980	18,645	4.00-5.00	4.35
	FY1981-FY1985	41,267	5.00-5.50	5.07
	FY1986-FY1990	463,301	5.50	5.51
	FY1991-FY1995	794,880	3.75-5.50	4.76
	FY1996-FY2000	738,496	2.00-3.75	2.43
	FY2001	179,302	1.50	1.52
	FY2002	238,261	1.50	1.48
	FY2003	193,772	1.00-1.50	1.41
	FY2004	221,354	1.00-1.50	1.40
	FY2005	185,126	1.00-1.50	1.43
	FY2006	133,619	1.00-1.50	1.42
	FY2007	72,279	1.00-1.50	1.37
	Subtotal	3,280,308	-	3.11
Separate Accounts		27,400		
Total		3,307,709		

Notes:

1. Policy reserve amount stated above represents that of individual insurance and annuities excluding contingency reserve.

2. Assumed investment yields stated above represent the main yield used in calculating policy reserve for each contract year.

(16) Other Reserves

(Millions of yen)

Category		As of March 31, 2007 Amount	Increase (decrease)	As of March 31, 2008 Amount	Increase (decrease)
Reserve for Possible Loan Losses	General reserve	183	(4)	175	(8)
	Specific reserve	859	(639)	854	(5)
	Specific reserves for loans to refinancing countries	-	-	-	-
Reserve for bonus to directors and corporate auditers		63	63	74	10
Reserve for employees' retirement benefits		74,722	7,405	75,555	832
Reserve for directors' and corporate auditors' retirement benefits		1,747	(13)	1,921	174
Reserve for price fluctuations		61,585	14,014	73,558	11,972

(17) Insurance Premium

1) Payment Method

(Millions of yen)

Category		Year Ended March 31, 2007	Year Ended March 31, 2008
Individual insurance		637,232	633,937
	Single premiums	20,701	17,886
	Annual payment	182,611	186,253
	Semi-annual payment	1,033	921
	Monthly payment	432,886	428,875
Individual annuities		36,659	35,560
	Single premiums	3,417	1,788
	Annual payment	5,812	5,986
	Semi-annual payment	138	126
	Monthly payment	27,290	27,658
Group insurance		44,827	41,966
Group annuities		143,806	128,792
Total including others		864,247	842,168

2) Year

(Millions of yen)

Category		Year Ended March 31, 2007	Year Ended March 31, 2008
Individual insurance and annuities	First year	101,833	88,945
	Second and subsequent year	572,058	580,552
	Subtotal	673,891	669,498
Group insurance	First year	261	771
	Second and subsequent year	44,566	41,195
	Subtotal	44,827	41,966
Group annuities	First year	232	298
	Second and subsequent year	143,573	128,494
	Subtotal	143,806	128,792
Total including others	First year	102,368	90,045
	Second and subsequent year	761,879	752,122
	Total	864,247	842,168
	[% change]	[(0.7)]	[(2.6)]

(18) Insurance Claims

(Millions of yen)

Category	Year Ended March 31, 2007	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2008
Death benefits	158,542	134,127	135	22,462	-	-	131	156,856
Accidental death benefits	1,595	1,417	-	227	-	-	24	1,668
Disability benefits	10,960	16,077	-	1,573	-	-	-	17,651
Maturity benefits	96,130	70,551	0	-	24,236	51	-	94,840
Others	954	-	-	-	1,350	-	75	1,425
Total	268,182	222,173	136	24,263	25,586	51	231	272,443

(19) Annuity Payments (Millions of yen)

Year Ended March 31, 2007	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2008
27,978	107	13,030	123	16,713	132	-	30,106

(20) Insurance Benefits (Millions of yen)

Category	Year Ended March 31, 2007	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2008
Death benefits	1,391	108	1,373	4	-	-	-	1,486
Hospitalization benefits	11,024	10,669	39	260	-	-	65	11,035
Operation benefits	6,300	6,709	31	-	-	-	-	6,741
Injury benefits	344	320	0	120	-	-	-	440
Survival benefits	2,229	2,199	-	-	-	74	-	2,274
Others	153,391	185	1,531	38	154,673	2	16	156,446
Total	174,681	20,192	2,976	423	154,673	77	81	178,426

(21) Surrender Payments (Millions of yen)

Year Ended March 31, 2007	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2008
248,907	219,390	17,364	-	16,740	329	-	253,823

(22) Operating Expenses (Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Sales Activity Related Expenses	31,252	31,256
In-house sales representative expenses	18,293	17,756
Sales agent expenses	12,301	12,898
Selection expenses	656	602
Sales Administrative Expenses	20,338	20,084
Administrative / operational expenses	19,022	18,843
Advertising expenses	1,316	1,241
General Administrative Expenses	60,224	62,829
Personnel expenses	19,034	19,451
Expenses for premium collection, computer systems, equipments, offices and others	38,551	41,230
[Donation / contribution and others]	[47]	[68]
Contribution to the Policyholder Protection Fund	893	440
Contribution to the Policyholder Protection Corporation	1,744	1,705
Total	111,815	114,170

Notes:

1. "Selection expenses" represent mainly expense for medical examinations at the time of contract.

2. The contributions are burden charges paid to former Life Insurance Policyholders' Protection Fund taken over by the current Life Insurance Policyholders' Protection Corporation in accordance with the provision of Clause 5, Article 140 of bylaws to the Law Concerning Establishment of Laws Related to the Financial System Reformation.

3. The burden charges are paid to the Life Insurance Policyholders' Protection Corporation in accordance with the provision of Article 259 of the Insurance Business Law.

(23) Operating Expense Ratio (Against Insurance Premiums)

Item	Year Ended March 31, 2007	Year Ended March 31, 2008
Operating expense ratio	12.9%	13.6%

2. Status of General Account Assets

(1) Investment Performance

As of March 31, 2008, general account assets amounted to ¥5,916.1 billion (¥6,237.8 billion), down ¥321.6 billion from the end of the previous fiscal year (hereinafter, figures in parentheses represent levels at the end of the previous fiscal year).

For the fiscal year ended March 31, 2008, the Company decreased the amount of foreign bonds, while increasing alternative investments (included in foreign stocks) and short-term government bonds (included in domestic bonds). In addition, the Company purchased additional investment trusts (included in other securities) when stock prices went down.

As of March 31, 2008, the percentages of the Company's general account assets in principal categories were as follows: domestic bonds, 39.5% (35.3%); domestic stocks, 5.8% (7.9%); foreign securities: 10.5% (10.6%); other securities, 12.4% (14.4%); and loans, 15.1% (15.0%).

Regarding principal items within investment income and expenses, interest, dividends, and income from real estate for rent amounted to ¥144.7 billion (¥129.4 billion). Gains from derivatives, net totaled to ¥29.3 billion (¥ 20.3 billion of losses from derivatives, net). Gains on sales of securities totaled ¥ 14.9 billion (¥18.7 billion), and net gains from monetary trust amounted to ¥13.9 billion (¥8.0 billion), while losses on investment in trading securities, net totaled to ¥25.1 billion (¥17.8 billion of gains on investment in trading securities, net). Devaluation losses on securities totaled to ¥19.4billion (¥0.6 billion). Losses on sales of securities totaled ¥ 10.0 billion (¥5.7 billion), and net foreign exchange losses were ¥ 6.0 billon (¥5.6 billion).

(2) Asset Composition

(Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	438,784	7.0	294,085	5.0
Securities repurchased under resale agreements	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-
Monetary claims purchased	295,305	4.7	270,089	4.6
Securities under proprietary accounts	-	-	-	-
Monetary trusts	100,846	1.6	104,603	1.8
Securities	4,255,395	68.2	4,033,285	68.2
Domestic bonds	2,199,963	35.3	2,339,611	39.5
Domestic stocks	493,472	7.9	340,609	5.8
Foreign securities	663,864	10.6	621,314	10.5
Foreign bonds	271,044	4.3	205,094	3.5
Foreign stocks, etc.	392,820	6.3	416,219	7.0
Other securities	898,094	14.4	731,750	12.4
Loans	932,974	15.0	890,392	15.1
Policy loans	79,685	1.3	83,103	1.4
Commercial loans	853,289	13.7	807,289	13.6
Property and equipment	145,456	2.3	139,073	2.4
Deferred tax asset	-	-	44,178	0.7
Other assets	70,150	1.1	141,519	2.4
Reserve for possible loan losses	(1,043)	(0.0)	(1,029)	(0.0)
Total assets	6,237,870	100.0	5,916,199	100.0
Foreign currency denominated assets	489,391	7.8	391,091	6.6

(3) Changes in the Amount of Assets by Categories

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Cash and deposits, call loans	56,221	(144,698)
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	139,086	(25,215)
Securities under proprietary accounts	-	-
Monetary trusts	(141,827)	3,756
Securities	(34,288)	(222,110)
Domestic bonds	(36,287)	139,647
Domestic stocks	(60,425)	(152,863)
Foreign securities	31,329	(42,550)
Foreign bonds	(757)	(65,949)
Foreign stocks, etc.	32,086	23,399
Other securities	31,095	(166,343)
Loans	(53,277)	(42,582)
Policy loans	(1,592)	3,417
Commercial loans	(51,685)	(45,999)
Property and equipment	3,606	(6,383)
Deferred tax asset	-	44,178
Other assets	12,237	71,369
Reserve for possible loan losses	644	13
Total assets	(17,596)	(321,670)
Foreign currency denominated assets	92,535	(98,299)

(4) Investment Income

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Interests, dividends and income from real estate for rent	129,458	144,744
Interest income from deposits	6,968	6,529
Interest income and dividends from securities	93,983	106,641
Interest income from loans	18,954	18,735
Income from real estate for rent	6,396	7,678
Other income from interest and dividends	3,156	5,159
Gain on securities under proprietary accounts	-	-
Gains from monetary trusts, net	8,092	13,955
Gains on investments in trading securities, net	17,824	-
Gains on sale of securities	18,756	14,913
Gains on sale of domestic bonds	3	13
Gains on sale of domestic stocks	11,302	11,205
Gains on sale of foreign securities	7,049	3,694
Other	401	-
Gains on redemption of securities	-	-
Gains from derivatives, net	-	29,377
Foreign exchange gains, net	-	-
Other investment income	2,685	2,783
Total	176,819	205,775

(5) Investment Expenses

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Interest expense	165	265
Losses on securities under proprietary accounts	-	-
Losses from monetary trusts, net	-	-
Losses on investments in trading securities, net	-	25,192
Losses on sale of securities	5,744	10,086
Losses on sale of domestic bonds	5,219	81
Losses on sale of domestic stocks	222	5,888
Losses on sale of foreign securities	302	4,117
Other	-	-
Devaluation losses on securities	610	19,429
Devaluation losses on domestic bonds	-	-
Devaluation losses on domestic stocks	407	18,174
Devaluation losses on foreign securities	-	976
Other	203	278
Losses on redemption of securities	-	-
Losses from derivatives, net	20,324	-
Foreign exchange losses, net	5,696	6,083
Provision for reserve for possible loan losses	-	-
Provision of specific reserve	-	-
Provision of general reserve	-	-
Write-off of loans	-	121
Depreciation of real estate for rent	2,716	3,343
Other investment expenses	8,884	13,844
Total	44,143	78,366

(6) Net Investment Income

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Net investment income	132,675	127,408

[Reference] Breakdown of gains / losses from derivatives, net

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Interest-rate-related gains / losses	(4)	(992)
Currency-related gains / losses	(23,214)	27,639
Stock-related gains / losses	3,692	2,460
Bond-related gains / losses	(798)	270
Other gains / losses	-	-
Total	(20,324)	29,377

(7) Investment Yield and Average Daily Balance by Asset Categories

1) Investment income by asset categories

(%)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Cash and deposits, call loans	0.27	0.58
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	1.02	1.73
Securities under proprietary accounts	-	-
Monetary trusts	6.10	16.18
Securities	2.67	2.23
Domestic bonds	1.47	1.55
Domestic stocks	6.24	0.58
Foreign securities	4.23	4.88
Other securities	3.64	2.91
Loans	1.97	2.06
Commercial loans	1.73	1.82
Property and equipment	1.52	1.91
Total general accounts	2.31	2.21
Other than stocks	2.13	2.29
Foreign investments	3.48	4.05

2) Average daily balance

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Cash and deposits, call loans	338,182	286,772
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	267,014	261,775
Securities under proprietary accounts	-	-
Monetary trusts	132,755	79,105
Securities	3,744,263	3,928,563
Domestic bonds	2,165,903	2,421,965
Domestic stocks	263,171	244,693
Foreign securities	660,250	601,137
Other securities	654,938	660,766
Loans	963,069	906,217
Commercial loans	883,141	825,678
Property and equipment	142,787	142,102
Total general accounts	5,733,460	5,755,675
Other than stocks	5,470,289	5,510,982
Foreign investments	831,448	755,680

Notes:

1. For the calculation of investment yield ; (investment income - investment expense) divided by the average daily balance on a book value basis.

2. Foreign investments represent the total of foreign currency denominated assets and yen denominated assets.

3. Above figures on derivative transactions are included in each appropriate asset category.

(8) Securities

(Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Government bonds	305,086	7.2	496,539	12.3
Municipal bonds	857,548	20.2	769,675	19.1
Corporate bonds	1,037,329	24.4	1,073,396	26.6
Public corporation bonds	518,295	12.2	579,648	14.4
Domestic stocks	493,472	11.6	340,609	8.4
Foreign securities	663,864	15.6	621,314	15.4
Foreign bonds	271,044	6.4	205,094	5.1
Foreign stocks, etc.	392,820	9.2	416,219	10.3
Other securities	898,094	21.1	731,750	18.1
Total	4,255,395	100.0	4,033,285	100.0
Subordinated debentures	45,215	1.1	70,000	1.7

Securities by holding purposes categories

(Millions of yen)

Category	As of March 31, 2007				
	Trading	Held-to-maturity	Available-for-sale	Stocks of subsidiaries and affiliates	Total
Government bonds	-	-	305,086	-	305,086
Municipal bonds	-	-	857,548	-	857,548
Corporate bonds	-	5,223	1,032,106	-	1,037,329
Public corporation bonds	-	-	518,295	-	518,295
Domestic stocks	-	-	492,080	1,392	493,472
Foreign securities	187,242	-	476,622	-	663,864
Foreign bonds	-	-	271,044	-	271,044
Foreign stocks, etc.	187,242	-	205,578	-	392,820
Other securities	-	-	898,094	-	898,094
Total	187,242	5,223	4,061,537	1,392	4,255,395

(Millions of yen)

Category	As of March 31, 2008				
	Trading	Held-to-maturity	Available-for-sale	Stocks of subsidiaries and affiliates	Total
Government bonds	-	-	496,539	-	496,539
Municipal bonds	-	-	769,675	-	769,675
Corporate bonds	-	5,217	1,068,178	-	1,073,396
Public corporation bonds	-	-	579,648	-	579,648
Domestic stocks	-	-	339,216	1,392	340,609
Foreign securities	159,782	-	461,531	-	621,314
Foreign bonds	-	-	205,094	-	205,094
Foreign stocks and other securities	159,782	-	256,437	-	416,219
Other securities	-	-	731,750	-	731,750
Total	159,782	5,217	3,866,893	1,392	4,033,285

(9) Securities by Contractual Maturity Dates

(Millions of yen)

Category	As of March 31, 2007						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	219,493	5,409	32,114	2,557	10,412	35,099	305,086
Municipal bonds	133,922	338,794	205,988	83,194	87,977	7,669	857,548
Corporate bonds	112,570	294,983	273,880	59,036	38,563	258,294	1,037,329
Domestic stocks	-	-	-	2,000	-	491,472	493,472
Foreign securities	12,701	118,345	49,813	49,986	90,523	342,494	663,864
Foreign bonds	12,545	112,438	32,906	29,432	34,724	48,997	271,044
Foreign stocks, etc.	156	5,907	16,906	20,553	55,799	293,497	392,820
Other securities	207	2,804	12,355	3,135	9,381	870,208	898,094
Total	478,896	760,336	574,151	199,910	236,859	2,005,240	4,255,395

Note: Includes securities with maturity dates unfixed.

(Millions of yen)

Category	As of March 31, 2008						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	416,282	13,600	20,027	-	10,871	35,758	496,539
Municipal bonds	176,639	297,244	123,366	109,164	48,046	15,214	769,675
Corporate bonds	135,513	343,476	118,767	45,394	125,981	304,260	1,073,396
Domestic stocks	-	-	-	2,000	-	338,609	340,609
Foreign securities	26,403	66,768	33,409	65,531	118,848	310,352	621,314
Foreign bonds	26,403	56,618	18,098	30,742	37,564	35,667	205,094
Foreign stocks, etc.	-	10,150	15,311	34,789	81,284	274,684	416,219
Other securities	-	2,707	13,585	6,944	7,341	701,170	731,750
Total	754,839	723,797	309,156	229,035	311,090	1,705,365	4,033,285

Note: Includes securities with maturity dates unfixed.

(10) Stock Holdings by Industry

(Millions of yen, %)

Category		As of March 31, 2007		As of March 31, 2008	
		Amount	Percentage	Amount	Percentage
Fisheries, agriculture and forestry		804	0.2	792	0.2
Mining		-	-	-	-
Construction		19,610	4.0	10,766	3.2
Manufacturing industries					
	Food products	10,496	2.1	9,235	2.7
	Textiles and clothing	11,877	2.4	7,620	2.2
	Pulp and paper	1,151	0.2	851	0.3
	Chemicals	14,885	3.0	10,072	3.0
	Medicals	37,819	7.7	28,518	8.4
	Oil and coal products	-	-	-	-
	Rubber products	9,567	1.9	6,421	1.9
	Glass and stone products	2,132	0.4	860	0.3
	Steel	2,290	0.5	1,352	0.4
	Non-steel metals	-	-	-	-
	Metal products	478	0.1	316	0.1
	Machinery	30,826	6.2	23,753	7.0
	Electric appliances	31,604	6.4	24,692	7.2
	Transportation vehicles	315	0.1	227	0.1
	Precision machinery	10,300	2.1	7,724	2.3
	Others	2,626	0.5	1,938	0.6
Electric and gas utilities		47,434	9.6	32,092	9.4
Transportation/ information telecommunications					
	Ground transportation	11,673	2.4	8,753	2.6
	Water transportation	8	0.0	8	0.0
	Air transportation	-	-	-	-
	Warehouses/ transportation	219	0.0	164	0.0
	Information/ telecommunications	13,956	2.8	11,829	3.5
Commerce					
	Wholesalers	8,892	1.8	6,050	1.8
	Retailers	6,970	1.4	1,900	0.6
Financial services / insurance					
	Banking	154,586	31.3	106,155	31.2
	Securities and commodity futures trading	33,523	6.8	10,346	3.0
	Insurance	4,310	0.9	3,214	0.9
	Other financial services	16,579	3.4	15,480	4.5
Real estate		4,581	0.9	5,723	1.7
Service companies		3,948	0.8	3,746	1.1
Total		493,472	100.0	340,609	100.0

Note: Categories of stock holdings by industry are based on the classification by Securities Identification Code Committee.

(11) Loans

(Millions of yen)

Category	As of March 31, 2007	As of March 31, 2008
Policy loans	79,685	83,103
Policyholder loans	78,448	81,958
Premium loans	1,236	1,145
Commercial loans	853,289	807,289
[Loans to non-residents]	[12,106]	[11,227]
Loans to corporations	679,836	659,015
[Loans to domestic corporations]	[671,183]	[651,061]
Loans to Japanese government, government-related organizations and international organizations	9,533	7,940
Loans to Japanese local governments and public entities	10,193	9,666
Mortgage loans	14,352	12,953
Consumer loans	105,872	89,194
Others	33,501	28,519
Total	932,974	890,392

(12) Loans by Contractual Maturity Dates

(Millions of yen)

Category	As of March 31, 2007						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating rate loans	28,060	17,499	15,204	7,153	13,609	25,646	107,174
Fixed rate loans	131,121	181,699	222,629	139,339	57,806	13,517	746,114
Total	159,181	199,199	237,834	146,493	71,415	39,164	853,289

(Millions of yen)

Category	As of March 31, 2008						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating rate loans	11,824	15,471	12,627	10,486	15,706	22,193	88,310
Fixed rate loans	111,278	196,796	246,720	52,193	91,665	20,323	718,978
Total	123,103	212,268	259,348	62,679	107,372	42,516	807,289

*Note: *"Due after Ten Years" includes loans with maturity dates unfixed.*

(13) Loans to Domestic Companies by Company Size

(Numbers, Millions of yen, %)

Category		As of March 31, 2007		As of March 31, 2008	
			Percentage		Percentage
Large-sized corporations	Number of debtors	128	58.2	115	59.6
	Amount of loans	576,013	85.8	548,116	84.2
Medium-sized corporations	Number of debtors	-	-	-	-
	Amount of loans	-	-	-	-
Small- and medium- sized corporations	Number of debtors	92	41.8	78	40.4
	Amount of loans	95,170	14.2	102,945	15.8
Total	Number of debtors	220	100.0	193	100.0
	Amount of loans	671,183	100.0	651,061	100.0

Notes:

1. Corporations are grouped as follows:

Business type	(i) All except (ii)-(iv)		(ii) Retail & restaurants		(iii) Services		(iv) Wholesalers	
Large-sized corporations	With employees more than 300, and	With a capital of 1 billion yen or more	With more than 50 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more
Medium-sized corporations		With a capital of more than 300 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 100 million yen and less than 1 billion yen
Small- and medium-sized corporations	With a capital of 300 million yen or less, or regular employees of 300 or less		With a capital of 50 million yen or less, or regular employees of 50 or less		With a capital of 50 million yen or less, or regular employees of 100 or less		With a capital of 100 million yen or less, or regular employees of 100 or less	

2. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(14) Loans by Industry

(Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Domestic Loans				
Manufacturing Industries	80,499	9.4	75,980	9.4
Food products	1,100	0.1	1,000	0.1
Textiles and clothing	5,000	0.6	5,000	0.6
Timber and wood products	48	0.0	-	-
Pulp and paper	-	-	-	-
Printing	-	-	-	-
Chemicals	14,040	1.6	11,901	1.5
Oil and coal	1,260	0.1	260	0.0
Ceramic and stone products	700	0.1	700	0.1
Steel	19,812	2.3	15,937	2.0
Non-steel metals	1,400	0.2	1,000	0.1
Metal products	7	0.0	4	0.0
Machinery	3,942	0.5	5,842	0.7
Electric appliances	17,376	2.0	16,701	2.1
Transportation vehicles	-	-	-	-
Precision machinery	5,700	0.7	3,500	0.4
Others	10,112	1.2	14,133	1.8
Agriculture	-	-	-	-
Forestry	-	-	-	-
Fisheries	-	-	-	-
Mining	-	-	-	-
Construction	2,464	0.3	2,890	0.4
Utilities	72,113	8.5	61,985	7.7
Information and telecommunications	12,002	1.4	16,292	2.0
Transportation	42,850	5.0	40,581	5.0
Wholesalers	66,952	7.8	69,405	8.6
Retailers	6,903	0.8	3,878	0.5
Financial services/ insurance	257,990	30.2	231,395	28.7
Real estate	79,373	9.3	86,349	10.7
Service companies	59,465	7.0	68,365	8.5
Local governments	8,993	1.1	8,393	1.0
Mortgage, consumer and others	151,572	17.8	130,544	16.2
Other	-	-	-	-
Total	841,182	98.6	796,061	98.6
Foreign Loans				
Governments, etc.	3,453	0.4	3,273	0.4
Financial institutions	1,652	0.2	2,954	0.4
Commerce and industry companies	7,000	0.8	5,000	0.6
Other	-	-	-	-
Total	12,106	1.4	11,227	1.4
Total	853,289	100.0	807,289	100.0

(15) Foreign Investments

1) Investments by asset category

a. Denominated in foreign currency (yen amount not fixed) (Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Foreign bonds	178,556	20.3	75,839	9.8
Foreign stocks	5,817	0.7	5,918	0.8
Non yen-denominated cash, cash equivalents and other assets	305,017	34.6	309,333	40.0
Total	489,391	55.6	391,091	50.6

b. Denominated in foreign currency (yen amount fixed with forward currency exchange contracts) (Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	167,820	19.1	89,801	11.6
Total	167,820	19.1	89,801	11.6

c. Denominated in yen (Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Loans to borrowers located outside of Japan	12,106	1.4	11,227	1.5
Foreign bonds	92,488	10.5	129,255	16.7
Foreign stocks	86,765	9.9	103,516	13.4
Other	31,739	3.6	47,856	6.2
Total	223,099	25.3	291,856	37.8

d. Total (Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Total foreign investments	880,310	100.0	772,748	100.0

2) Foreign currency denominated assets by currency

(Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
U.S. dollar	351,345	71.8	286,858	73.3
Euro	121,597	24.8	93,116	23.8
British pound	11,905	2.4	8,247	2.1
Canadian dollar	4,531	0.9	2,243	0.6
Australian dollar	10	0.0	624	0.2
Swiss franc	-	-	-	-
Swedish krone	-	-	-	-
Hong Kong dollar	-	-	-	-
Singapore dollar	-	-	-	-
Norwegian krone	-	-	-	-
Denmark krone	-	-	-	-
Total	489,391	100.0	391,091	100.0

3) Investments by region

(Millions of yen, %)

Category	As of March 31, 2007							
	Foreign securities						Loans to borrowers located outside of Japan	
			Bonds		Stocks and other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	152,132	22.9	103,130	38.0	49,002	12.5	5,000	41.3
Europe	141,504	21.3	116,352	42.9	25,152	6.4	1,600	13.2
Oceania	5,545	0.8	5,545	2.0	-	-	-	-
Asia	-	-	-	-	-	-	153	1.3
Latin America	360,860	54.4	42,923	15.8	317,936	80.9	2,052	17.0
Middle East	-	-	-	-	-	-	-	-
Africa	728	0.1	-	-	728	0.2	-	-
International organizations	3,092	0.5	3,092	1.1	-	-	3,300	27.3
Total	663,864	100.0	271,044	100.0	392,820	100.0	12,106	100.0

(Millions of yen, %)

Category	As of March 31, 2008							
	Foreign securities						Loans to borrowers located outside of Japan	
			Bonds		Stocks and other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	138,929	22.4	79,801	38.9	59,128	14.2	5,000	44.5
Europe	104,423	16.8	66,025	32.2	38,397	9.2	2,954	26.3
Oceania	4,534	0.7	4,534	2.2	-	-	-	-
Asia	-	-	-	-	-	-	123	1.1
Latin America	368,984	59.4	51,658	25.2	317,325	76.2	-	-
Middle East	-	-	-	-	-	-	-	-
Africa	1,368	0.2	-	-	1,368	0.3	-	-
International organizations	3,074	0.5	3,074	1.5	-	-	3,150	28.1
Total	621,314	100.0	205,094	100.0	416,219	100.0	11,227	100.0

(16) Fair Value Information on Securities and Others

1) Valuation gains (losses) on trading securities

(Millions of yen)

Category		As of March 31, 2007		As of March 31, 2008	
		Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities		187,242	3,467	159,782	(39,374)
	Domestic bonds	-	-	-	-
	Domestic stocks	-	-	-	-
	Foreign bonds	-	-	-	-
	Foreign stocks, etc.	187,242	3,467	159,782	(39,374)
	Monetary trusts	-	-	-	-

2) Fair value information on securities (except trading securities)

a. Securities with market value

(Millions of yen)

Category	As of March 31, 2007				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	5,223	5,128	(94)	-	94
Domestic securities	5,223	5,128	(94)	-	94
Foreign securities	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	3,767,539	4,314,030	546,491	564,466	17,975
Domestic bonds	2,175,995	2,194,740	18,745	25,641	6,895
Domestic stocks	223,976	472,510	248,534	255,151	6,617
Foreign securities	298,837	308,673	9,835	11,151	1,315
Bonds	265,926	271,044	5,117	6,091	973
Stocks, etc.	32,911	37,628	4,717	5,059	342
Other securities	630,353	869,670	239,316	241,527	2,211
Monetary claims purchased	293,291	293,578	286	1,067	780
Certificates of deposit	100,000	100,000	-	-	-
Monetary trusts	45,084	74,857	29,772	29,927	154
Total	3,772,762	4,319,159	546,396	564,466	18,069
Domestic bonds	2,181,218	2,199,869	18,650	25,641	6,990
Domestic stocks	223,976	472,510	248,534	255,151	6,617
Foreign securities	298,837	308,673	9,835	11,151	1,315
Bonds	265,926	271,044	5,117	6,091	973
Stocks, etc.	32,911	37,628	4,717	5,059	342
Other securities	630,353	869,670	239,316	241,527	2,211
Monetary claims purchased	293,291	293,578	286	1,067	780
Certificates of deposit	100,000	100,000	-	-	-
Monetary trusts	45,084	74,857	29,772	29,927	154

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. For the year ended March 31, 2007, a part of securities classified as "held-to-maturity securities" was changed its category to "available-for-sale".

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of March 31, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	1,392
Available-for-sale securities	194,706
Unlisted domestic stocks (excluding over-the-counter stocks)	19,569
Unlisted foreign stocks (excluding over-the-counter stocks)	0
Unlisted foreign bonds	-
Others	175,136
Total	196,098

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with market value

(Millions of yen)

Category	As of March 31, 2008				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	5,217	5,146	(70)	-	70
Domestic bonds	5,217	5,146	(70)	-	70
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	3,847,655	4,011,578	163,922	209,611	45,688
Domestic bonds	2,303,599	2,334,393	30,794	33,972	3,178
Domestic stocks	202,332	317,084	114,751	118,091	3,340
Foreign securities	328,741	324,911	(3,830)	4,582	8,413
Bonds	206,343	205,094	(1,249)	2,510	3,759
Stocks, etc.	122,397	119,816	(2,580)	2,072	4,653
Other securities	683,957	700,358	16,400	44,646	28,245
Monetary claims purchased	261,161	266,640	5,479	5,787	308
Certificates of deposit	45,000	45,000	-	-	-
Monetary trusts	22,862	23,189	327	2,530	2,202
Total	3,852,872	4,016,725	163,852	209,611	45,758
Domestic bonds	2,308,816	2,339,540	30,724	33,972	3,248
Domestic stocks	202,332	317,084	114,751	118,091	3,340
Foreign securities	328,741	324,911	(3,830)	4,582	8,413
Bonds	206,343	205,094	(1,249)	2,510	3,759
Stocks, etc.	122,397	119,816	(2,580)	2,072	4,653
Other securities	683,957	700,358	16,400	44,646	28,245
Monetary claims purchased	261,161	266,640	5,479	5,787	308
Certificates of deposit	45,000	45,000	-	-	-
Monetary trusts	22,862	23,189	327	2,530	2,202

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Financial Instruments and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. For the year ended March 31, 2008, the foreign preferred securities (cost/carrying value before mark-to-market: 91,342 million yen, current fair value: 90,651 million yen, net unrealized gains/losses: a loss of 690 million yen) classified as "b. securities without market value" was changed its category to "a. securities with market value"("Other securities" in "Available-for-sale securities").

b. Securities without market value (Carrying value)

(Millions of yen)

Category	As of March 31, 2008
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	1,392
Available-for-sale securities	178,964
Unlisted domestic stocks (excluding over-the-counter stocks)	22,132
Unlisted foreign stocks (excluding over-the-counter stocks)	0
Unlisted foreign bonds	-
Others	156,832
Total	180,357

Note: Securities included in jointly operated designated monetary trusts are not included herein.

c. Fair value information consisting of those stated in the previous table-b and foreign exchange and other gains (losses) for table-a.

(Millions of yen)

Category	As of March 31, 2007				
	Cost/carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity securities	5,223	5,128	(94)	-	94
Domestic bonds	5,223	5,128	(94)	-	94
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	1,392	1,392	-	-	-
Available-for-sale securities	3,962,245	4,529,972	567,727	585,885	18,158
Domestic bonds	2,175,995	2,194,740	18,745	25,641	6,895
Domestic stocks	243,545	492,080	248,534	255,151	6,617
Foreign securities	447,927	476,622	28,694	30,130	1,435
Bonds	265,926	271,044	5,117	6,091	973
Stocks, etc.	182,000	205,578	23,577	24,039	461
Other securities	656,401	898,094	241,692	243,967	2,274
Monetary claims purchased	293,291	293,578	286	1,067	780
Certificates of deposit	100,000	100,000	-	-	-
Monetary trusts	45,084	74,857	29,772	29,927	154
Total	3,968,861	4,536,493	567,632	585,885	18,253
Domestic bonds	2,181,218	2,199,869	18,650	25,641	6,990
Domestic stocks	244,938	493,472	248,534	255,151	6,617
Foreign securities	447,927	476,622	28,694	30,130	1,435
Bonds	265,926	271,044	5,117	6,091	973
Stocks, etc.	182,000	205,578	23,577	24,039	461
Other securities	656,401	898,094	241,692	243,967	2,274
Monetary claims purchased	293,291	293,578	286	1,067	780
Certificates of deposit	100,000	100,000	-	-	-
Monetary trusts	45,084	74,857	29,772	29,927	154

(Millions of yen)

Category	As of March 31, 2008				
	Cost/carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity securities	5,217	5,146	(70)	-	70
Domestic bonds	5,217	5,146	(70)	-	70
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	1,392	1,392	-	-	-
Available-for-sale securities	4,026,620	4,201,723	175,103	228,501	53,397
Domestic bonds	2,303,599	2,334,393	30,794	33,972	3,178
Domestic stocks	224,465	339,216	114,751	118,091	3,340
Foreign securities	453,183	461,531	8,348	21,810	13,462
Bonds	206,343	205,094	(1,249)	2,510	3,759
Stocks, etc.	246,839	256,437	9,597	19,300	9,702
Other securities	716,348	731,750	15,402	46,308	30,906
Monetary claims purchased	261,161	266,640	5,479	5,787	308
Certificates of deposit	45,000	45,000	-	-	-
Monetary trusts	22,862	23,189	327	2,530	2,202
Total	4,033,229	4,208,263	175,033	228,501	53,468
Domestic bonds	2,308,816	2,339,540	30,724	33,972	3,248
Domestic stocks	225,857	340,609	114,751	118,091	3,340
Foreign securities	453,183	461,531	8,348	21,810	13,462
Bonds	206,343	205,094	(1,249)	2,510	3,759
Stocks, etc.	246,839	256,437	9,597	19,300	9,702
Other securities	716,348	731,750	15,402	46,308	30,906
Monetary claims purchased	261,161	266,640	5,479	5,787	308
Certificates of deposit	45,000	45,000	-	-	-
Monetary trusts	22,862	23,189	327	2,530	2,202

3) Fair value information on monetary trusts

(Millions of yen)

Category	As of March 31, 2007					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(b)	Gains	Losses
Monetary trusts	71,073	100,846	100,846	-	-	-

(Millions of yen)

Category	As of March 31, 2008					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(b)	Gains	Losses
Monetary trusts	104,276	104,603	104,603	-	-	-

a. Monetary trusts for investment

(Millions of yen)

Category	As of March 31, 2007		As of March 31, 2008	
	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)
Monetary trusts for investment	-	-	-	-
Investment type focused on stocks	-	-	-	-

Note: Above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others

(Millions of yen)

Category	As of March 31, 2007					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(a)	Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-	-
Other monetary trusts	71,073	100,846	100,846	29,772	29,927	154
Investment type focused on bonds	-	-	-	-	-	-
Investment type focused on stocks	46,773	76,546	76,546	29,772	29,927	154
Investment type focused on foreign securities	-	-	-	-	-	-
Balance-type	-	-	-	-	-	-
Investment type focused on collateral short-term money trust	-	-	-	-	-	-
Jointly-managed monetary trusts	24,300	24,300	24,300	-	-	-
Total	71,073	100,846	100,846	29,772	29,927	154

(Millions of yen)

Category	As of March 31, 2008					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(a)	Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-	-
Other monetary trusts	104,276	104,603	104,603	327	2,530	2,202
Investment type focused on bonds	-	-	-	-	-	-
Investment type focused on stocks	23,976	24,303	24,303	327	2,530	2,202
Investment type focused on foreign securities	-	-	-	-	-	-
Balance-type	-	-	-	-	-	-
Investment type focused on collateral short-term money trust	-	-	-	-	-	-
Jointly-managed monetary trusts	80,300	80,300	80,300	-	-	-
Total	104,276	104,603	104,603	327	2,530	2,202

Note: Above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

c. Fair value information for securities within monetary trusts in the previous table-a and b.

Monetary trusts within trading securities (Millions of yen)

Category	As of March 31, 2007		As of March 31, 2008	
	Carrying value	Net valuation gains (losses)	Carrying value	Net valuation gains (losses)
Trading securities	-	-	-	-
Stocks	-	-	-	-

Monetary trusts within held-to-maturity securities, policy reserve matching bonds and available-for-sale securities

(Millions of yen)

Category	As of March 31, 2007				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Available-for-sale securities	45,084	74,857	29,772	29,927	154
Domestic bonds	-	-	-	-	-
Domestic stocks	45,084	74,857	29,772	29,927	154
Other securities	-	-	-	-	-
Foreign bonds	-	-	-	-	-
Foreign stocks	-	-	-	-	-
Total	45,084	74,857	29,772	29,927	154

(Millions of yen)

Category	As of March 31, 2008				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Available-for-sale securities	22,862	23,189	327	2,530	2,202
Domestic bonds	-	-	-	-	-
Domestic stocks	22,862	23,189	327	2,530	2,202
Other securities	-	-	-	-	-
Foreign bonds	-	-	-	-	-
Foreign stocks	-	-	-	-	-
Total	22,862	23,189	327	2,530	2,202

Note: Securities in jointly operated and designated monetary trusts are not included.

4) Fair value information on real estate (Millions of yen)

Category	As of March 31, 2007				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	80,464	97,885	17,420	41,690	24,269
Leasehold	913	648	(264)	305	569
Total	81,377	98,533	17,156	41,995	24,839

(Millions of yen)

Category	As of March 31, 2008				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	78,045	113,613	35,568	54,083	18,515
Leasehold	913	607	(306)	388	694
Total	78,958	114,220	35,262	54,472	19,209

Note: Fair values are basically calculated based on the appraisal price. Less important property is calculated based on the posted price.

5) Fair value information on derivative transactions

a. Gains (losses) on derivatives with and without hedge accounting (Millions of yen)

Category	As of March 31, 2007					
	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	1,218	(1,024)	-	-	-	193
Hedge accounting not applied	(8)	6,104	(189)	21	-	5,928
Total	1,209	5,079	(189)	21	-	6,122

(Millions of yen)

Category	As of March 31, 2008					
	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	1,084	120	-	-	-	1,204
Hedge accounting not applied	(963)	14,468	-	-	-	13,504
Total	120	14,588	-	-	-	14,709

Notes:

1. Gains (losses) on derivatives which are applied to fair value hedge method (currency-related transactions as of March 31, 2007: a loss of 1,024 million yen ; as of March 31, 2008: a gain of 120 million yen) and gains (losses) on derivatives which are not applied to hedge accounting are recorded in the income statements.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

b. Interest-related transactions (Millions of yen)

Type	As of March 31, 2007				As of March 31, 2008			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year		
Over-the-counter transactions								
Interest rate swaps:								
Receipts fixed, payments floating	-	-	-	-	-	-	-	-
Receipts floating, payments fixed	139,782	138,382	1,209	1,209	138,382	138,382	120	120
Receipts floating, payments floating	-	-	-	-	-	-	-	-
Others:								
Sold	-	-	-	-	-	-	-	-
Bought	-	-	-	-	-	-	-	-
Total				1,209				120

***Interest rate swaps by contractual maturity dates** (Millions of yen)

Category	As of March 31, 2007				As of March 31, 2008			
	Total	1 year or shorter	1 year to 3 years	Over 3 years	Total	1 year or shorter	1 year to 3 years	Over 3 years
Receipts fixed, payments floating								
Notional amount	-	-	-	-	-	-	-	-
Average fixed rate (receipt) (%)	-	-	-	-	-	-	-	-
Average fixed rate (payment) (%)	-	-	-	-	-	-	-	-
Receipts floating, payments fixed								
Notional amount	139,782	1,400	37,297	101,085	138,382	-	138,382	-
Average fixed rate (receipt) (%)	0.60	0.71	0.58	0.61	0.97	-	0.97	-
Average fixed rate (payment) (%)	0.90	1.97	0.77	0.93	0.89	-	0.89	-

c. Currency-related transactions (Millions of yen)

Category	As of March 31, 2007				As of March 31, 2008			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions								
Foreign exchange contracts:								
Sold:	412,849	-	407,780	5,069	338,814	-	324,226	14,587
U.S. dollar	307,976	-	301,882	6,094	237,316	-	222,939	14,377
Euro	86,636	-	87,683	(1,047)	91,960	-	92,063	(103)
British pound	15,569	-	15,531	38	8,342	-	8,101	241
Canadian dollar	2,665	-	2,683	(17)	1,194	-	1,122	72
Bought:	995	-	1,005	10	201	-	202	0
U.S. dollar	402	-	406	3	201	-	202	0
Euro	592	-	599	6	-	-	-	-
British pound	-	-	-	-	-	-	-	-
Canadian dollar	-	-	-	-	-	-	-	-
Total				5,079				14,588

Notes:

1. Forward exchange rates are used as the year -term end exchange rates.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

d. Stock-related transactions (Millions of yen)

Category	As of March 31, 2007				As of March 31, 2008			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions								
Stock index futures:								
Sold	16,563	-	16,753	(189)	-	-	-	-
Bought	-	-	-	-	-	-	-	-
Stock options:								
Sold								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				(189)				-

e. Bond-related transactions (Millions of yen)

Category	As of March 31, 2007				As of March 31, 2008			
	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions								
Bond futures contracts:								
Sold	22,559	-	22,537	21	-	-	-	-
Bought	-	-	-	-	-	-	-	-
Bond futures options:								
Sold								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				21				-

6) Others

The Company held no other derivative instruments as of March 31, 2007 and March 31, 2008.

c. Currency-related transactions (Millions of yen)

Category	As of March 31, 2007 Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	As of March 31, 2008 Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions								
Foreign exchange contracts:								
Sold:	412,849	-	407,780	5,069	338,814	-	324,226	14,587
U.S. dollar	307,976	-	301,882	6,094	237,316	-	222,939	14,377
Euro	86,636	-	87,683	(1,047)	91,960	-	92,063	(103)
British pound	15,569	-	15,531	38	8,342	-	8,101	241
Canadian dollar	2,665	-	2,683	(17)	1,194	-	1,122	72
Bought:	995	-	1,005	10	201	-	202	0
U.S. dollar	402	-	406	3	201	-	202	0
Euro	592	-	599	6	-	-	-	-
British pound	-	-	-	-	-	-	-	-
Canadian dollar	-	-	-	-	-	-	-	-
Total				5,079				14,588

Notes:
1. Forward exchange rates are used as the year -term end exchange rates.
2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

d. Stock-related transactions (Millions of yen)

Category	As of March 31, 2007 Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	As of March 31, 2008 Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions								
Stock index futures:								
Sold	16,563	-	16,753	(189)	-	-	-	-
Bought	-	-	-	-	-	-	-	-
Stock options:								
Sold								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				(189)				-

e. Bond-related transactions (Millions of yen)

Category	As of March 31, 2007 Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)	As of March 31, 2008 Contracted value or notional principal amount	Over 1 Year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions								
Bond futures contracts:								
Sold	22,559	-	22,537	21	-	-	-	-
Bought	-	-	-	-	-	-	-	-
Bond futures options:								
Sold								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				21				-

6) Others

The Company held no other derivative instruments as of March 31, 2007 and March 31, 2008.

3. Status of Separate Account Assets

(1) Balance of Separate Account Assets

(Millions of yen)

Category	As of March 31, 2007	As of March 31, 2008
Individual variable insurance	26,712	21,830
Individual variable annuities	18,141	16,596
Individual variable annuities (non-participating)	3,960	5,739
Group annuities	111,859	89,148
Total	160,673	133,315

(2) Status of Individual Variable Insurance (Separate accounts)

1) Total number of policies and total policy amount in force

(Number, Millions of yen)

Category	As of March 31, 2007		As of March 31, 2008	
	Number	Amount	Number	Amount
Variable insurance (term life)	274	1,013	234	826
Variable insurance (whole life)	8,206	63,439	7,947	60,863
Total	8,480	64,453	8,181	61,690

2) Asset composition

(Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	1,119	4.2	895	4.1
Securities	24,989	93.6	20,327	93.1
Domestic bonds	5,883	22.0	7,187	32.9
Domestic stocks	11,454	42.9	7,175	32.9
Foreign securities	7,651	28.6	5,964	27.3
Foreign bonds	3,074	11.5	2,947	13.5
Foreign stocks, etc.	4,576	17.1	3,016	13.8
Other securities	-	-	-	-
Loans	-	-	-	-
Other assets	603	2.3	607	2.8
Reserve for possible loan losses	-	-	-	-
Total assets	26,712	100.0	21,830	100.0

3) Net investment income

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Interests, dividends and income from real estate for rent	490	521
Gains on sale of securities	1,802	1,520
Gains on redemption of securities	-	-
Valuation gains on securities	-	-
Foreign exchange gains, net	-	2
Gains from derivatives, net	-	-
Other investment income	12	29
Losses on sale of securities	396	614
Amortization of securities	-	-
Devaluation losses on securities	1,033	4,682
Foreign exchange losses, net	0	-
Losses from derivatives, net	-	-
Other investment expenses	0	0
Net investment income	874	(3,223)

Note: Above net investment income(losses) are stated on the statemnets of operations as an item of the gains(losses) from separate accounts.

4) Fair value information on securities

Valuation gains (losses) on trading securities

(Millions of yen)

Category	As of March 31, 2007		As of March 31, 2008	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	24,989	(1,033)	20,327	(4,682)
Domestic bonds	5,883	105	7,187	143
Domestic stocks	11,454	(1,378)	7,175	(3,483)
Foreign bonds	3,074	17	2,947	(181)
Foreign stocks, etc.	4,576	222	3,016	(1,161)
Other securities	-	-	-	-
Monetary trusts	-	-	-	-

5) Fair value information on derivative transactions

a. Interest-related transactions

The Company held no interest-related derivative instruments as of March 31, 2007 and 2008.

b. Currency-related transactions

The Company held no currency-related derivative instruments as of March 31, 2007 and 2008.

c. Stock-related transactions

The Company held no stock-related derivative instruments as of March 31, 2007 and 2008.

d. Bond-related transactions

The Company held no bond-related derivative instruments as of March 31, 2007 and 2008.

e. Others

The Company held no other derivative instruments as of March 31, 2007 and 2008.

(3) Status of Individual Variable Annuities (Separate Accounts)

1) Total number of policies and total policy amount in force

(Number, Millions of yen)

Category	As of March 31, 2007		As of March 31, 2008	
	Number	Amount	Number	Amount
Variable annuities (variable investment type)	180	806	172	745
Variable annuities (guaranteed living benefit type)	164	507	159	497
Total	344	1,313	331	1,242

2) Asset composition

(Millions of yen, %)

Category	As of March 31, 2007					
	Variable investment type				GMLB type	
	Emphasis on stable return		Emphasis on high return			
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	560	10.0	260	4.2	251	4.0
Securities	5,015	89.6	5,900	95.2	6,060	95.5
Domestic bonds	3,531	63.1	1,202	19.4	3,069	48.4
Domestic stocks	819	14.6	3,091	49.9	1,915	30.2
Foreign securities	664	11.9	1,606	25.9	1,075	17.0
Foreign bonds	269	4.8	573	9.2	631	10.0
Foreign stocks, etc.	394	7.1	1,033	16.7	444	7.0
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	23	0.4	34	0.6	32	0.5
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	5,599	100.0	6,196	100.0	6,345	100.0

(Millions of yen, %)

Category	As of March 31, 2008					
	Variable investment type				GMLB type	
	Emphasis on stable return		Emphasis on high return			
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	584	10.7	299	5.7	288	4.9
Securities	4,877	88.9	4,897	93.5	5,553	94.5
Domestic bonds	3,943	71.9	1,516	29.0	3,474	59.1
Domestic stocks	430	7.8	2,088	39.9	1,202	20.5
Foreign securities	503	9.2	1,292	24.7	876	14.9
Foreign bonds	261	4.8	553	10.6	613	10.4
Foreign stocks, etc.	242	4.4	739	14.1	262	4.5
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	21	0.4	38	0.7	34	0.6
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	5,483	100.0	5,235	100.0	5,877	100.0

3) Net investment income

(Millions of yen)

Category	Year Ended March 31, 2007			Year Ended March 31, 2008		
	Variable investment type		GMLB type	Variable investment type		GMLB type
	Emphasis on stable return	Emphasis on high return		Emphasis on stable return	Emphasis on high return	
Interests, dividends and income from real estate for rent	90	106	109	93	119	116
Gains on sale of securities	149	421	302	149	310	246
Gains on redemption of securities	-	-	-	-	-	-
Valuation gains on securities	-	-	-	-	-	-
Foreign exchange gains, net	-	-	-	-	-	-
Gains from derivatives, net	-	-	-	-	-	-
Other investment income	1	3	1	2	5	3
Losses on sale of securities	49	84	69	71	146	114
Losses on redemption of securities	-	-	-	-	-	-
Devaluation losses on securities	44	278	189	272	1,236	675
Foreign exchange losses, net	0	1	0	0	0	0
Losses from derivatives, net	-	-	-	-	-	-
Other investment expenses	0	0	0	0	0	0
Net investment income	146	167	154	(97)	(947)	(424)

Note: Above net investment income (loss) are stated on the statements of operations as an item of the gains (losses) from separate accounts.

4) Fair value information on securities

Valuation gains (losses) on trading securities

Individual variable annuities (Variable investment type / Emphasis on stable return) (Millions of yen)

Category	As of March 31, 2007		As of March 31, 2008	
	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities	5,015	(44)	4,877	(272)
Domestic bonds	3,531	41	3,943	85
Domestic stocks	819	(109)	430	(250)
Foreign bonds	269	2	261	(13)
Foreign stocks, etc.	394	20	242	(93)
Other securities	-	-	-	-
Monetary trusts	-	-	-	-

Individual variable annuities (Variable investment type / Emphasis on high return) (Millions of yen)

Category	As of March 31, 2007		As of March 31, 2008	
	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities	5,900	(278)	4,897	(1,236)
Domestic bonds	1,202	15	1,516	27
Domestic stocks	3,091	(342)	2,088	(981)
Foreign bonds	573	11	553	(28)
Foreign stocks, etc.	1,033	36	739	(254)
Other securities	-	-	-	-
Monetary trusts	-	-	-	-

Individual variable annuities (GMLB type) (Millions of yen)

Category	As of March 31, 2007		As of March 31, 2008	
	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities	6,060	(189)	5,553	(675)
Domestic bonds	3,069	41	3,474	84
Domestic stocks	1,915	(255)	1,202	(610)
Foreign bonds	631	9	613	(37)
Foreign stocks, etc.	444	15	262	(111)
Other securities	-	-	-	-
Monetary trusts	-	-	-	-

5) Fair value information on derivative transactions

a. Interest-related transactions

The Company held no interest-related derivative instruments as of March 31, 2007 and 2008.

b. Currency-related transactions

The Company held no currency-related derivative instruments as of March 31, 2007 and 2008.

c. Stock-related transactions

The Company held no stock-related derivative instruments as of March 31, 2007 and 2008.

d. Bond-related transactions

The Company held no bond-related derivative instruments as of March 31, 2007 and 2008.

e. Others

The Company held no other derivative instruments as of March 31, 2007 and 2008.

(4) Status of Non-Participating Individual Variable Annuities (Separate accounts)

1) Total number of policies and total policy amount in force (Number, Millions of yen)

Category	As of March 31, 2007		As of March 31, 2008	
	Number	Amount	Number	Amount
Non-participating individual variable annuities	244	3,372	391	5,072

2) Asset composition (Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	1,172	29.6	1,109	19.3
Securities	2,787	70.4	4,630	80.7
Domestic bonds	-	-	-	-
Domestic stocks	-	-	-	-
Foreign securities	-	-	-	-
Foreign bonds	-	-	-	-
Foreign stocks, etc.	-	-	-	-
Other securities	2,787	70.4	4,630	80.7
Loans	-	-	-	-
Other assets	-	-	-	-
Reserve for possible loan losses	-	-	-	-
Total assets	3,960	100.0	5,739	100.0

3) Net investment income (Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Interests, dividends and income from real estate for rent	-	-
Gains on sale of securities	-	-
Gains on redemption of securities	-	-
Valuation gains on securities	37	-
Foreign exchange gains, net	-	-
Gains from derivatives, net	-	-
Other investment income	-	-
Losses on sale of securities	-	-
Amortization of securities	-	-
Devaluation losses on securities	-	157
Foreign exchange losses, net	-	-
Losses from derivatives, net	-	-
Other investment expenses	-	-
Net investment income (loss)	37	(157)

Note: Above net investment income (loss) are stated on the statemnets of operations as an item of the gains(losses) from separate accounts.

4) Fair value information on securities

Valuation gains (losses) on trading securities (Millions of yen)

Category	As of March 31, 2007		As of March 31, 2008	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	2,787	37	4,630	(157)
Domestic bonds	-	-	-	-
Domestic stocks	-	-	-	-
Foreign bonds	-	-	-	-
Foreign stocks, etc.	-	-	-	-
Other securities	2,787	37	4,630	(157)
Monetary trusts	-	-	-	-

5) Fair value information on derivative transactions

a. Interest-related transactions

The Company held no interest-related derivative instruments as of March 31, 2007 and 2008.

b. Currency-related transactions

The Company held no currency-related derivative instruments as of March 31, 2007 and 2008.

c. Stock-related transactions

The Company held no stock-related derivative instruments as of March 31, 2007 and 2008.

d. Bond-related transactions

The Company held no bond-related derivative instruments as of March 31, 2007 and 2008.

e. Others

The Company held no other derivative instruments as of March 31, 2007 and 2008.

4. Reconciliation to Core Profit and Ordinary Profit

(1) Reconciliation to core profit

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Core Revenues	1,034,031	1,095,645
Income from insurance premiums	865,254	843,336
Insurance premiums	864,247	842,168
Ceded reinsurance recoveries	1,006	1,168
Investment income	138,671	147,528
Interest, dividends and income from real estate for rent	129,458	144,744
Other investment income	2,685	2,783
Gains on separate accounts, net	6,526	-
Other ordinary income	14,520	89,478
Income related to withheld insurance claims and other payments for future annuity payments	311	613
Income due to withheld insurance payments	2,552	2,745
Reversal of reserve for policy reserve	10,603	82,975
Other ordinary income	1,053	3,143
Other core revenues	15,584	15,302
Core Expenses	908,240	970,752
Insurance claims and other payments	758,211	804,318
Insurance claims	268,182	272,443
Annuity payments	27,978	30,106
Insurance benefits	174,681	178,426
Surrender payments	248,907	253,823
Other payments	37,415	68,577
Reinsurance payments	1,045	941
Provision for policy and other reserves	3,518	2,900
Investment expenses	11,767	33,736
Interest expense	165	265
Depreciation of real estate for rent	2,716	3,343
Other investment expenses	8,884	13,844
Losses on separate accounts, net	-	16,282
Operating expenses	111,815	114,170
Other ordinary expenses	22,881	15,627
Payments related to withheld insurance claims	2,344	2,880
Taxes	6,647	6,733
Depreciation	4,149	4,306
Provision for reserve for employees' retirement benefits	7,405	579
Other ordinary expenses	2,334	1,127
Other core expenses	46	-
Core Profit	125,791	124,893

(2) Reconciliation to core profit

(Millions of yen)

Category		Year Ended March 31, 2007	Year Ended March 31, 2008
Core profit	(A)	125,791	124,893
Capital gains		29,089	42,944
Gains from monetary trusts, net		8,092	13,955
Gains on investments in trading securities, net		17,824	-
Gains on sale of securities		18,756	14,913
Gains from derivatives, net		-	29,377
Others		(15,584)	(15,302)
Capital losses		32,330	60,791
Losses on investments in trading securities, net		-	25,192
Losses on sale of securities		5,744	10,086
Devaluation losses on securities		610	19,429
Losses from derivatives, net		20,324	-
Foreign exchange losses, net		5,696	6,083
Others		(46)	-
Capital gains/losses	(B)	(3,241)	(17,846)
Core profit reflecting capital gains / losses	(A+B)	122,549	107,046
Other one-time gains		(1,302)	(2,259)
Reversal of contingency reserve		(1,302)	(2,259)
Other one-time losses		-	121
Write-off of loans		-	121
Other one-time gains/losses	(C)	(1,302)	(2,381)
Ordinary profit	(A+B+C)	121,247	104,665

Notes:

1. Core profit for the year ended March 31, 2007 includes 966 million yen of income gains from monetary trusts, 14,618 million yen of income gains on investment in trading securities as other core revenues instead of capital gains, and (46) million yen of income losses from derivatives as other core expenses, instead of capital losses.

2. Core profit for the year ended March 31, 2008 includes 646 million yen of income gains from monetary trusts, 14,434 million yen of income gains on investment in trading securities, and 220 million yen of income gains from derivatives as other core revenues, instead of capital gains.

5. Disclosed Claims Based on Insurance Business Law Standard

(Millions of yen)

Category	As of March 31, 2007	As of March 31, 2008
Claims against bankrupt and quasi-bankrupt obligors	210	312
Claims with collection risk	1,249	964
Claims for special attention	374	312
Sub-total	1,834	1,589
[% of Total]	[0.20]	[0.18]
Claims against normal obligors	936,253	893,143
Total	938,088	894,733

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

6. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Millions of yen)

Category	As of March 31, 2007	As of March 31, 2008
Loans to bankrupt companies	195	190
Past due loans	1,264	1,087
Loans over due for three months or more	-	-
Restructured loans	374	312
Total	1,833	1,589
[% of total loans]	[0.20]	[0.18]

Notes:

1. Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of March 31, 2007 and March 31, 2008 amounted to 5 million yen and 125 million yen, respectively. Past due loans amounts to 219 million yen and 199 million yen as of March 31, 2007 and March 31, 2008, respectively.

2. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

3. Past due loans are loans (other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.

4. Loans over due for three months or more are loans, other than the loans described in notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

5. Restructured loans are loans, other than the loans described in notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

(Reference) Reserve for Possible Loan Losses

(1) Reserve for Possible Loan Losses

(Millions of yen)

Category	As of March 31, 2007	As of March 31, 2008
General reserve for possible loan losses	183	175
Specific reserve for possible loan losses	859	854
Specific reserve for loans to refinancing countries	-	-
Total	1,043	1,029

(2) Specific Reserve for Possible Loan Losses

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Transfer	859	854
Reversal	1,481	859
Total	(621)	(5)

Note: The amount of reversal indicated above does not include the amount of reversal made for any specific purpose.

(3) Specific Reserve for Loans to Refinancing Countries

1) Specific reserve for loans to refinancing countries

The Company held no specific reserve for loans to refinancing countries as of March 31, 2007 and 2008.

2) Loan outstanding by country

The Company held no loan outstanding by country as of March 31, 2007 and 2008.

(4) Write-off of Loans

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Write-off of loans	-	121

Note: The amounts of loan write-offs are those representing the portions of the relevant collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors that remain unrecoverable, after deduction of the amounts equivalent to those deemed recoverable by way of valuation of collateral or execution of guarantee, and are reduced directly from the relevant aggregate credits.

(Reference) Self-Assessment of Loans

Self-assessment of assets means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial statements.

According to their risks in collection or deterioration of the value as an asset, assets are categorized into four classes from Class I - IV. Class I is composed of assets with no problem.

Daido Life has established the internal criteria for self-assessment, and write-offs and reservation, and is carrying out strict self-assessment, and write-offs and reserve.

In the results of self-assessment of loans as of March 31, 2008, the Company deducted all assets categorized Class IV as uncollectible, and calculated the expected losses on each asset in Class III, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

Self-Assessment of Loans

(Millions of yen)

Classifications	As of March 31, 2007		As of March 31, 2008	
	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation
Class I	922,280	923,005	833,809	834,404
Class II	14,937	14,937	60,180	60,180
Class III	869	144	743	148
Class IV	-	-	-	-
Total exposures	938,088	938,088	894,733	894,733

Note: The total exposures include securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans. The interest payable and suspense payments included here are limited to those related to loans and securities lent.

7. Solvency Margin Ratio

(Millions of yen)

Items		As of March 31, 2007	As of March 31, 2008
Total solvency margin	(A)	1,135,048	852,732
Common stock, etc. (less certain items)		229,827	252,126
Reserve for price fluctuations		61,585	73,558
Contingency reserve		80,382	82,642
Reserve for possible loan losses		183	175
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)		510,954	157,593
Net unrealized gains (losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)		14,582	29,973
Excess amount of policy reserve based on Zillmer method		127,608	130,878
Unallotted portion of reserve for policyholder dividends		13,240	17,304
Future profits		15,502	15,618
Deferred tax assets		81,181	92,862
Subordinated debt		-	-
Deductible items		-	-
Total risk $\sqrt{(R_1+R_8)^2+(R_2+R_3+R_7)^2}+R_4$	(B)	171,889	155,557
Insurance risk	R_1	33,692	29,522
Assumed investment yield risk	R_2	19,197	18,080
Investment risk	R_3	144,508	129,254
Business risk	R_4	3,964	3,632
Minimum guaranty risk	R_7	804	862
3rd sector insurance risk	R_8	-	3,925
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$		1,320.6%	1,096.3%

Notes:

1. The above ratio is calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.

2. "Common stock, etc. (less certain items)" represents net assets on the balance sheet less net unrealized gains on securities, provision for advanced depreciation on real estate, gains on deferred hedge and estimated appropriation paid in cash. (appropriation paid in cash as of March 31, 2007)

3. Net unrealized gains (losses) on real estates are basically calculated by the method of appraised price, whereas as for less important real estates, they are calculated by the method of posted price.

4. "Excess amount of policy reserve based on Zillmer method" in Total solvency margin above was described as "Excess amount of surrender payment" in the fiscal year ended March 31, 2007.

5. "Minimum guarantee risk R_7" were calculated using the standard method regulated by FSA.

6. As for March 31, 2008, "3rd sector insurance risk R_8" is included in calculation. As for March 31, 2007, the ratio is calculated according to the former rule.

8. Adjusted Net Assets

(Millions of yen)

Items	As of March 31, 2007	As of March 31, 2008
Adjusted net assets	1,109,674	777,216

Note: Adjusted net assets are calculated based on the regulatory standard.

May 19, 2008
Daido Life Insurance Company

Supplementary Data for the Fiscal Year Ended March 31, 2008
Non-Consolidated Financial Results at Press Conference

(1) Sales Results

(Millions of yen, %)

	Fiscal Year Ended March 31, 2007		Six Months Ended September 30, 2007		Fiscal Year Ended March 31, 2008	
	Amount	% Change	Amount	% Change	Amount	% Change
Annualized premiums of new policies	83,462	0.7	37,527	(10.7)	71,992	(13.7)
3rd sector products	3,892	(0.6)	2,032	7.1	3,992	2.6
Annualized premiums of total policies	692,273	1.1	691,947	0.3	689,186	(0.4)
3rd sector products	58,574	(3.4)	57,860	(3.3)	57,001	(2.7)
Income from insurance premiums	865,254	(0.7)	419,553	(2.9)	843,336	(2.5)
Individual insurance and annuities	673,891	0.9	335,059	(0.4)	669,498	(0.7)
Group insurance and annuities	188,633	(5.6)	83,022	(11.7)	170,759	(9.5)
New policy amount	4,327,836	0.8	2,425,744	8.3	4,634,260	7.1
Policy amount in force	39,732,098	(0.7)	39,906,668	(0.2)	39,897,122	0.4
Surrender and lapse amount	3,615,874	18.9	1,783,116	1.0	3,550,027	(1.8)
Surrender and lapse rate	9.04%	1.38points	4.49%	0.08points	8.93%	(0.11points)

Notes:
1. New policy amount and policy amount in force include individual insurance and annuities.
2. Surrender and lapse amount does not include reinstatement
3. Surrender and lapse rates for the six months ended September 30, 2007 is not annualized.
4. Annualized premiums include individual insurance and annuities, and exclude the net increase from conversion.

(2) Assets

(Millions of yen, %)

	As of March 31, 2007		As of September 30, 2007		As of March 31, 2008	
	Amount	% Change	Amount	% Change	Amount	% Change
Total assets	6,397,075	(0.1)	6,288,386	(0.2)	6,047,881	(5.5)
Adjusted net asset	1,109,674	4.5	1,045,130	4.3	777,216	(30.0)
Adjusted net asset / General account assets	17.8	0.8points	17.0	0.7points	13.1	(4.7points)
Solvency margin ratio	1,320.6	66.2points	1,266.1	67.0points	1,096.3	(224.3points)

(3) Core Profit / Negative Spread / Investment Yield

(Millions of yen, %)

	Fiscal Year Ended March 31, 2007		Fiscal Year Ended March 31, 2008		Fiscal Year Ending March 31, 2009 (Forecast)
	Amount	% Change	Amount	% Change	Amount
Core profit	125,791	30.9	124,893	(0.7)	107,000

	Fiscal Year Ended March 31, 2007		Fiscal Year Ended March 31, 2008		Fiscal Year Ending March 31, 2009 (Forecast)
	Amount	Change	Amount	Change	Amount
Negative spread	- (Note)		- (Note)		5,000

Note: Daido's spread turned to positive. (The fiscal year ended March 31, 2007: ¥8,390 million; the fiscal year ended March 31, 2008: ¥21,758 million)

(%)

	Fiscal Year Ended March 31, 2007	Fiscal Year Ended March 31, 2008	Fiscal Year Ending March 31, 2009 (Forecast)
Investment yield for core profit	2.69	2.90	approx. 2.3
Investment yield (general account)	2.31	2.21	approx. 1.8
Average assumed investment yield	2.52	2.46	approx. 2.4

(4) Policy and Other Reserves

(Millions of yen)

	As of March 31, 2007		As of September 30, 2007		As of March 31, 2008	
	Amount	Change	Amount	Change	Amount	Change
Policy reserve *(Note 1)*	5,216,840	(10,603)	5,180,863	(34,997)	5,133,865	(82,975)
General account	5,074,452	(18,010)	5,041,031	(40,412)	5,017,316	(57,136)
Separate account	142,388	7,406	139,831	5,415	116,549	(25,839)
Reserve for price fluctuations	61,585	14,014	65,159	10,136	73,558	11,972
Contingency reserve	80,382	1,302	81,552	2,012	82,642	2,259
Contingency reserve I	45,074	309	40,802	(4,177)	41,318	(3,756)
Contingency reserve II	34,912	971	36,332	2,150	36,944	2,032
Contingency reserve III	395	21	422	44	453	58
Contingency reserve IV	-	-	3,995	3,995	3,925	3,925
Contingency reserve fund	-	-	-	-	-	-
Price fluctuation reserve fund	-	-	-	-	-	-
Appropriated retained earnings for general purposes *(Note 2)*	130,000	30,000	130,000	30,000	150,000	20,000

Notes:

1. The amount of policy reserve excludes the amount of contingency reserve.

2. Appropriated retaind earnings as of March 2007 above were the balance with the approval of the appropriated retaind earnings. Appropriated retained earnings as of March 31, 2008 above were the balance after the approval of the proposal for the appropriated retained earnings in the general meeting of shareholders.

(5) Unrealized Gains / Losses

(Millions of yen)

	As of March 31, 2007		As of September 30, 2007		As of March 31, 2008	
	Amount	Change	Amount	Change	Amount	Change
Securities	546,396	(41,402)	450,935	(47,763)	163,852	(382,543)
Domestic stocks	248,534	(49,615)	194,797	(50,706)	114,751	(133,782)
Domestic bonds	18,650	5,146	12,527	(7,401)	30,724	12,073
Foreign securities	9,835	1,317	4,657	(9,601)	(3,830)	(13,665)
Other securities	239,316	8,348	214,402	24,919	16,400	(222,916)
Real estate (domestic land and lease)	17,156	22,129	15,006	17,720	35,262	18,106

Notes:

1. These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.

2. Unrealized gains / losses on real estate are mainly calculated based on the appraisal price. As for less important property, posted price is used.

(7) Investment for the Fiscal Year Ended March 31, 2008

(Millions of yen)

	Net Increase (decrease)	Forecast for the Fiscal Year Ending March 31, 2009
Domestic stocks	(30,533)	
[Including stocks held in investment trusts]	[65,703]	Prolong duration of domestic bonds if interest rates rise.
Domestic bonds	125,857	Basically maintain current asset composition for domestic stocks, foreign stocks, foreign currency exchange and others.
Foreign stocks, etc.	67,482	Possible change according to the prospect of the market.
Foreign bonds	(59,883)	Continue to increase net exposure to alternative investments.
Real estate	(3,772)	

Notes:

1. Net increase (decrease) indicates net of the total executed amount including stock futures contracts and bond futures contracts. As for monetary trusts the amount is the net cash inflow (outflow) due to newly setup or cancellation.

2. Forecasts for the fiscal year ending March 31, 2009 are stated on net exposure basis.

3. Domestic bonds except treasury bills and financial bills amounted to 77,806 million yen.

(8) Level of Indices where Unrealized Gains/Losses on Assets are Break-even as of March 31, 2008

NIKKEI Average	approx.	8,000 yen
TOPIX	approx.	770 points
Yen-denominated bonds	approx.	1.7%
Foreign securities	approx.	96 yen

Notes:

1. These figures are calculated based on asset holdings as of March 31, 2008 assuming that our asset portfolio is the same as those of the NIKKEI average, TOPIX, 10-Year JGB and U.S .dollar / yen rate. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.

2. The indices for Yen-denominated bonds are calculated on a 10-Year JGB yield basis (March31, 2008: 1.28%).

3. The indice of Foreign securities is calculated based on a U.S. dollar/yen rate basis (March 31, 2008: 100.19 yen). Currency hedged position to which applied hedge accounting rule are excluded in the calculation.

(9) Performance Forecasts

(Millions of yen)

	Fiscal Year Ending March 31, 2009
Income from insurance premiums	850,000
Annualized premiums of total policies	690,000
Policy amount in force	39,910,000

Notes:

1. Policy amount in force includes individual insurance and annuities

2. The above forecasts for the year ending March 31, 2008 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.

(10) Cross Holdings with Domestic Banks as of March 31, 2008

1) Contributions from Domestic Banks

(Millions of yen)

	Amount
Funds	None
Subordinated loans and debentures	None

2) Contributions to Domestic Banks

(Millions of yen)

	Amount
Bank stocks held	106,155
Subordinated loans and debentures	299,453

(11) Number of Employees and Agents

	As of March 31, 2007		As of September 30, 2007		As of March 31, 2008	
	Amount	% Change	Amount	% Change	Amount	% Change
In-house sales representatives	4,726	(3.7)	4,491	(8.1)	4,307	(8.9)
Sales agents	14,295	2.4	14,634	2.4	14,460	1.2
Administrative personnel	3,212	1.3	3,392	4.5	3,358	4.5

(12) Provision for reserve for policyholder dividends for the Year ended March 31, 2008

(Millions of yen)

	Amount	% Change
Individual insurance	17,708	(17.3)
Individual annuities	212	33.5
Group insurance	11,134	(26.9)
Group annuities	1,933	(35.7)
Total including others	31,237	(22.0)

(13) OTC Sales through Banks

Daido life is not applicable since the Company does not offer its products OTC through banks.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the fiscal year ended March 31, 2008)

May 19, 2008

Name of Company: **T&D Holdings, Inc.** (Financial Summary for T&D Financial Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Non-Consolidated Operating Results for the Fiscal Year Ended March 31, 2008 (April 1, 2007 - March 31, 2008)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Year ended March 31, 2008	¥180,453 million	(32.2)	¥(9,667) million	(28.5)	¥(18,183) million	181.6	¥(6,937) million	(35.3)
Year ended March 31, 2007	¥266,120 million	(14.8)	¥(13,528) million	10.5	¥(6,457) million	(8.2)	¥(10,720) million	(6.1)

	Net Income Per Share	Net Income Per Share (Fully Diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Profit to Total Assets	Ratio of Ordinary Profit to Ordinary Revenues
Year ended March 31, 2008	¥(8,672.25)	-	(22.7)%	(0.9)%	(5.4)%
Year ended March 31, 2007	¥(13,400.36)	-	(27.0)%	(1.3)%	(5.1)%

Notes:

1. Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.

2. % changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of March 31, 2008	¥1,048,962 million	¥26,922 million	2.6%	¥33,652.53
As of March 31, 2007	¥1,078,447 million	¥34,201 million	3.2%	¥42,752.18

Note: Shareholder's equity: as of March 31, 2008: ¥26,922 million; as of March 31, 2007: ¥34,201 million

2. Dividends

	Annual Dividends per Share	Interim	Year-End	Dividends Paid for the Year	Payout Ratio	Dividends on Net Assets
Year ended March 31, 2007	¥-	¥-	¥-	¥-	-%	-%
Year ended March 31, 2008	¥-	¥-	¥-	¥-	-%	-%

3. Forecasts for the Year Ending March 31, 2009 (April 1, 2008 - March 31, 2009)

T&D Financial Life's forecasts are omitted. Please refer to T&D Holdings' *"Consolidated Forecasts for the Year Ending March 31, 2009"* section in this material *"Consolidated Financial Summary for the fiscal year ended March 31, 2008"*.

4. Others

(1) Significant Changes in Accounting Principle and Procedure and Changes in Presentation Method for Consolidated Financial Summary:

Changes due to the revision of accounting standards: Applicable
Changes due to other factors : None

Note: Please refer to T&D Holdings' "Summary of Significant Accounting Policies" section in this material "Consolidated Financial Summary for the fiscal year ended March 31, 2008".

(2) Number of Outstanding Shares (Common Stock):

Number of outstanding shares including treasury stock at the end of the year: as of March 31, 2008: 800,000
as of March 31, 2007: 800,000

Number of treasury stock at the end of the term: None
Average number of outstanding shares during the term: for the fiscal year ended March 31, 2008: 800,000
for the fiscal year ended March 31, 2007: 800,000

T&D Financial Life Unaudited Non-Consolidated Balance Sheets

(Millions of yen)

	As of March 31, 2007		As of March 31, 2008		Increase (decrease)
	Amount	%	Amount	%	Amount
Assets:					
Cash and deposits	30,649	2.8	20,627	2.0	(10,022)
Cash	1		1		(0)
Deposit	30,648		20,626		(10,021)
Call loans	20,000	1.9	29,500	2.8	9,500
Monetary trusts	12,340	1.1	30,165	2.9	17,824
Securities	977,536	90.6	934,854	89.1	(42,681)
Government bonds	336,822		347,897		11,074
Corporate bonds	17,686		12,263		(5,423)
Domestic stocks	1,913		960		(952)
Foreign securities	24,823		2,015		(22,808)
Other securities	596,290		571,718		(24,571)
Loans	10,259	1.0	7,277	0.7	(2,982)
Policy loans	7,704		7,235		(468)
Commercial loans	2,555		41		(2,513)
Tangible fixed assets	298	0.0	300	0.0	2
Buildings	286		293		7
Other tangible fixed assets	11		6		(4)
Intangible fixed assets	2,690	0.2	3,356	0.3	665
Software	2,682		3,347		665
Other intangible fixed assets	8		8		(0)
Due from agencies	0	0.0	0	0.0	(0)
Due from reinsurers	8,158	0.8	7,671	0.7	(487)
Other assets	10,330	1.0	6,522	0.6	(3,808)
Accounts receivable	8,585		4,769		(3,816)
Prepaid expenses	260		282		22
Accrued income	842		718		(124)
Deposit for rent	414		486		71
Suspense payable	64		101		36
Other assets	162		163		0
Deferred tax assets	6,254	0.6	8,755	0.9	2,501
Reserve for possible loan losses	(71)	(0.0)	(69)	(0.0)	2
Total assets	1,078,447	100.0	1,048,962	100.0	(29,485)

(Millions of yen)

	As of March 31, 2007		As of March 31, 2008		Increase (decrease)
	Amount	%	Amount	%	Amount
Liabilities:					
Policy reserves	1,029,160	95.4	1,011,530	96.4	(17,629)
Reserve for outstanding claims	5,144		5,240		96
Policy reserve	1,020,869		1,004,147		(16,721)
Reserve for policyholder dividends	3,146		2,142		(1,004)
Due to agencies	1,313	0.1	280	0.0	(1,032)
Due to reinsurers	84	0.0	66	0.0	(17)
Other liabilities	5,347	0.5	2,094	0.2	(3,253)
Income taxes payable	24		12		(12)
Accounts payable	3,525		932		(2,592)
Accrued expenses	1,385		835		(549)
Unearned income	0		0		(0)
Deposit received	312		219		(92)
Suspense receipt	100		93		(6)
Reserve for employees' retirement benefits	7,794	0.7	7,446	0.7	(347)
Reserve for directors' and corporate auditors' retirement benefits	152	0.0	207	0.0	54
Reserve for price fluctuations	393	0.1	414	0.1	21
Total liabilities	1,044,246	96.8	1,022,040	97.4	(22,205)
Net assets:					
Common stock	36,000	3.4	36,000	3.4	-
Capital surplus	26,000	2.4	26,000	2.5	-
Retained earnings	(26,951)	(2.5)	(33,889)	(3.2)	(6,937)
Other retained earnings	(26,951)		(33,889)		(6,937)
Unappropriated retained earnings	(26,951)		(33,889)		(6,937)
Total stockholder's equity	35,048	3.3	28,110	2.7	(6,937)
Net unrealized gains on securities	(846)	(0.1)	(1,188)	(0.1)	(341)
Total valuation and translation adjustments	(846)	(0.1)	(1,188)	(0.1)	(341)
Total net assets	34,201	3.2	26,922	2.6	(7,279)
Total liabilities and net assets	1,078,447	100.0	1,048,962	100.0	(29,485)

T&D Financial Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Year ended March 31, 2007		Year ended March 31, 2008		Increase (decrease)
	Amount	%	Amount	%	Amount
Ordinary revenues	266,120	100.0	180,453	100.0	(85,667)
Income from insurance premiums	240,759		134,097		(106,661)
Insurance premiums	235,146		130,894		(104,251)
Ceded reinsurance recoveries	5,612		3,203		(2,409)
Investment income	17,173		19,829		2,656
Interest, dividends and income from real estate for rent	4,396		4,158		(237)
Interest income from deposits	0		0		0
Interest income and dividends from securities	3,990		3,651		(339)
Interest income from loans	342		288		(53)
Other income from interest and dividends	62		218		156
Gains from monetary trust, net	-		15,324		15,324
Gains on sales of securities	1,266		277		(989)
Gains on redemption of securities	1		14		13
Foreign exchange gains, net	-		0		0
Other investment income	136		53		(82)
Gains on separate accounts, net	11,372		-		(11,372)
Other ordinary income	8,188		26,526		18,337
Income related to withheld insurance claims and other payments for future annuity payments	7,751		9,222		1,470
Income due to withheld insurance payments	335		227		(108)
Reversal of reserve for outstanding claims	-		16,721		16,721
Reversal of reserve for employees' retirement benefits	91		347		256
Other ordinary profit	9		7		(2)
Ordinary expenses	279,649	105.1	190,120	105.4	(89,529)
Insurance claims and other payments	99,590		95,581		(4,009)
Insurance claims	21,027		20,119		(908)
Annuity payments	5,176		5,720		544
Insurance benefits	16,685		18,705		2,020
Surrender payments	45,406		40,103		(5,302)
Other payments	7,825		7,702		(122)
Reinsurance premiums	3,470		3,229		(240)
Provision for policy and other reserves	154,582		101		(154,481)
Provision for reserve for outstanding claims	669		96		(573)
Provision for policy reserve	153,907		-		(153,907)
Interest portion of reserve for policyholder dividends	5		5		(0)
Investment expenses	4,766		77,951		73,185
Interest expenses	4		21		17
Losses from monetary trusts, net	3,407		-		(3,407)
Losses on sales of securities	1,302		189		(1,113)
Devaluation losses on securities	-		24		24
Losses from redemption of securities	1		-		(1)
Foreign exchange losses, net	0		-		(0)
Other investment expenses	50		96		46
Losses on separate accounts, net	-		77,619		77,619
Operating expenses	17,921		13,605		(4,316)
Other ordinary expenses	2,787		2,880		92
Payments related to withheld insurance claims	638		599		(39)
Taxes	1,530		940		(590)
Depreciation	560		615		54
Provision for reserve for directors' and corporate auditors' retirement benefits	35		54		19
Other ordinary losses	22		670		647
Ordinary loss	13,528	(5.1)	9,667	(5.4)	(3,861)

(Millions of yen)

	Year ended March 31, 2007		Year ended March 31, 2008		Increase (decrease)
	Amount	%	Amount	%	Amount
Extraordinary gains	603	0.2	0	0.0	(603)
Gains on disposal of fixed assets	0		-		(0)
Reversal of reserve for possible loan losses	9		0		(9)
Other extraordinary gains	593		-		(593)
Extraordinary losses	939	0.3	21	0.0	(917)
Losses on disposal and devaluation of fixed assets	36		0		(35)
Provision for reserve for price fluctuations	29		21		(8)
Headquarters removal costs	873		-		(873)
Provision for reserve for policyholder dividends	1,373	0.5	182	0.1	(1,190)
Loss before income taxes	15,237	(5.7)	9,871	(5.5)	(5,366)
Current income taxes	(3,608)	(1.4)	(578)	(0.3)	3,029
Deferred income taxes	(908)	(0.3)	(2,354)	(1.3)	(1,446)
Net loss	10,720	(4.0)	6,937	(3.9)	(3,782)

Supplementary Materials for the Fiscal Year Ended March 31, 2008

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

1. Business Highlights

2. Investment in General Account Assets for the Fiscal Year Ended March 31, 2007

3. Status of Separate Account Assets (Non-Consolidated)

1. Business Highlights

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of yen, %)

Category	As of March 31, 2007				As of March 31, 2008			
	Number		Amount		Number		Amount	
		Change (%)		Change (%)		Change (%)		Change (%)
Individual insurance	253	88.6	17,734	85.6	227	89.6	15,424	87.0
Individual annuities	105	121.2	7,499	126.1	112	107.1	7,185	95.8
Subtotal	358	96.1	25,233	94.7	339	94.7	22,610	89.6
Group insurance	-	-	10,227	67.5	-	-	154	1.5
Group annuities	-	-	395	89.0	-	-	367	92.9

Notes:

1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced (excluting the amounts for minimum guarantee risks) and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number: Thousands, 100 Millions of yen)

Category	Year Ended March 31, 2007				Year Ended March 31, 2008			
	Number	Amount			Number	Amount		
			New policies	Increase from conversion			New policies	Increase from conversion
Individual insurance	0	0	0	-	-	-	-	-
Individual annuities	23	1,795	1,795	-	12	933	933	-
Subtotal	23	1,795	1,795	-	12	933	933	-
Group insurance	-	-	-		-	-	-	
Group annuities	-	-	-		-	-	-	

Notes:

1. There is no conversion plan from FY2001.

2. The new policy amount for group annuity is equal to the initial premium payment.

(3) Annualized Premiums

1) Policies in force

(Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Change (%)	Amount	Change (%)
Individual insurance	28,721	87.9	25,460	88.6
Individual annuities	63,363	152.9	73,898	116.6
Total	92,085	124.2	99,358	107.9
3rd Sector	6,741	87.4	6,115	90.7

2) New policies

(Millions of yen, %)

Category	Year Ended March 31, 2007		Year Ended March 31, 2008	
	Amount	Change (%)	Amount	Change (%)
Individual insurance	0	0.2	-	-
Individual annuities	22,990	183.3	12,739	55.4
Total	22,991	176.4	12,739	55.4
3rd Sector	0	0.0	-	-

Notes:

1. The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.

2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance;the Second Sector, which involves P&C insurance;and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

(4) Policy Amount by Dividend Type (Individual Insurance and Annuities)

1) Policies in force

(Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Participating	1,426,030	56.5	1,244,340	55.0
Semi-participating	300,773	11.9	265,641	11.7
Non-participating	796,539	31.6	751,024	33.2
Total	2,523,343	100.0	2,261,006	100.0

2) New policies

(Millions of yen, %)

Category	Year Ended March 31, 2007		Year Ended March 31, 2008	
	Amount	Percentage	Amount	Percentage
Participating	-	-	-	-
Semi-participating	-	-	-	-
Non-participating	179,576	100.0	93,388	100.0
Total	179,576	100.0	93,388	100.0

Notes: Semi-participating policies only pay dividends related to investment every five years.

(5) Average Amount of New Policies and Amount in Force (Individual Insurance)

(Thousands of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Average amount of new policies	12,600	-
Average amount in force	6,990	6,785

Note: There is no conversion plan from FY2001.

(6) New Policy Rate (New policy amount / Policy amount in force at the beginning of the fiscal year)

(%)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Individual insurance	0.0	-
Individual annuities	30.2	12.5
Subtotal	6.7	3.7
Group insurance	-	-

Note: There is no conversion plan from FY2001.

(7) Surrender and Lapse Rate

(Surrender and lapse amount / Policy amount in force at the beginning of the fiscal year) (%)

Category	Year Eended March 31, 2007	Year Ended March 31, 2008
Individual insurance	10.0	7.6
Individual annuities	6.1	4.2
Subtotal	9.1	6.6
Group insurance	0.2	0.8

(8) Surrender and Lapse Amount

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Individual insurance	206,356	134,389
Individual annuities	36,410	31,193
Subtotal	242,766	165,582
Group insurance	3,681	7,909

(9) Average Premium Amount of Individual Insurance New Policies (Monthly premium)

(yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Average premium amount	18,530	-

Note: There is no conversion plan from FY2001.

(10) Average Assumed Investment Yield and Negative Spread (Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Amount of negative spread	4,117	4,103
Investment yield on core profit	1.13%	1.04%
Average assumed investment yield	2.17%	2.08%
Individual insurance and annuities	2.33%	2.22%
Policy reserve in general account	396,596	394,802

Notes:

1. Negative spread is calculated by the following method:

Investment yield on core profit - average assumed investment yield) x policy reserves in general accounts

2. While investment yield on core profit and average assumed investment yield in the table are annualized as in the notes 3 and 4 hereunder.

3. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.

4. Average assumed investment yield is calculated by dividing numerator as assumed interest (general accounts only) by denominator as policy reserve in general accounts.

5. Policy reserve in general accounts represents the earned policy reserve calculated for policy reserve in general accounts less contingency reserve by Hardy method as follows:

Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x 1/2

(11) Mortality Rate for Individual Insurance (‰)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Rate based on number of policies	5.21	5.97
Rate based on policy amount	6.44	6.95

(12) The Number of Reinsurance Companies Accepting the Company's policies

(Number)

Year Ended March 31, 2007	Year Ended March 31, 2008
4	4

(13) The Ratio of Reinsurance Premium paying to Top Five Reinsurance Companies to Total Reinsurance Premium Amount

(%)

Year Ended March 31, 2007	Year Ended March 31, 2008
100.0	100.0

(14) Reinsurance Premium Ratio by Rating Categories (%)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
AAA	0.0	0.0
AA-	100.0	100.0

Note: Rating categories are based on the Insurer Financial Strength Rating Definitions by Standard & Poor's.

(15) Reinsurance Recovery Receivable (Millions of yen)

Year Ended March 31, 2007	Year Ended March 31, 2008
0	19

(16) Ratio of Insurance Claims to Earned Premium by the Benefit Cause in 3rd Sector Insurance

(%)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Occurrence rate in 3rd sector insurance	32.8	38.8
Medical	30.1	31.2
Cancer	51.9	57.1
Nursing care	1.6	3.7
Others	50.2	62.5

(17) Reserve for Outstanding Claims

(Millions of yen)

Category		As of March 31, 2007	As of March 31, 2008
Insurance claims	Death benefits	1,416	1,286
	Accidental death benefits	48	14
	Disability benefits	577	950
	Maturity benefits	600	708
	Others	-	-
	Subtotal	2,643	2,960
Annuity payments		55	64
Insurance benefits		670	767
Surrender payments		1,302	1,206
Deferred insurance benefits		22	33
Total including others		5,144	5,240

(18) Policy Reserve

(Millions of yen)

Category			As of March 31, 2007	As of March 31, 2008
Policy reserve (excluding contingency reserve)	Individual insurance		235,174	221,675
		General accounts	232,059	219,128
		Separate accounts	3,115	2,547
	Individual annuities		735,822	731,277
		General accounts	124,058	144,397
		Separate accounts	611,763	586,879
	Group insurance		235	201
		General accounts	235	201
		Separate accounts	-	-
	Group annuity		39,555	36,762
		General accounts	39,555	36,762
		Separate accounts	-	-
	Others		769	643
		General accounts	769	643
		Separate accounts	-	-
	Subtotal		1,011,557	990,560
		General accounts	396,678	401,133
		Separate accounts	614,879	589,427
Contingency reserve	Contingency reserve I		4,571	4,551
	Contingency reserve II		-	-
	Contingency reserve III		4,740	8,626
	Contingency reserve IV		-	409
	Subtotal		9,311	13,587
Total			1,020,869	1,004,147
	General accounts		405,990	414,720
	Separate accounts		614,879	589,427

Note: Method of accumulating reserves has been changed from the fiscal year ending March 31, 2008 along with regulation change. 19 million yen of contingency reserve relating to the third sector which were included in "Contingency reserve 1" is now included in "Contingency reserve 4" with 355 million yen of contingency reserve as an object of stress-test.

(19) Policy Reserve Calculating Methods and Ratios

Category			As of March 31, 2007	As of March 31, 2008
Calculating methods	Policies subject to standard policy reserve method	Variable annuities	Net level premium reserve method	Net level premium reserve method
		Other insurance	5-year Zillmer Method (Full-year Zillmer Method is applied to the policies whose effective date are before September 30, 2001.)	5-year Zillmer Method (Full-year Zillmer Method is applied to the policies whose effective date are before September 30, 2001.)
	Policies not subject to standard policy reserve method	Variable annuities	Net level premium reserve method	Net level premium reserve method
		Other insurance	Full-year Zillmer Method	Full-year Zillmer Method
Ratio of "Amount of the company's policy reserve (excluding contingency reserve)" to "Policy reserve required by regulatory standards"			99.5%	99.7%

Note:
1. Calculating methods and ratios stated above cover individual insurance and annuity policies only. Group insurance and annuity policies have different calculating methods.
2.The ratio for policies the standard policy reserve method is indicated in the method laid down in Notice No. 48 from the Ministry of Finance. The ratio for policies not applied the standard policy reserve method is indicated for accumulated reserve for claims and unearned premiums calculated with the net level premium reserve method.
3. Policy reserve calculated by Full-year Zillmer Method is increased intentionally on the purpose of method change to net level premium reserve method in the year ended March 31, 2011.
4. Additional amount of policy reserve is based on a sufficient liability examination for third sector products from the fiscal year ended March 31, 2008, and the additional amount of policy reserve includes accumulated reserve for claims stated above "Note 2" for the calculation.

(20) Policy Reserve for Separate Account Policies with Minimum Gurantee

(Millions of yen)

Category	As of March 31, 2007	As of March 31, 2008
Policy reserve (General account)	12,946	33,985

(21) Other Reserves

(Millions of yen)

Category		As of March 31, 2007		As of March 31, 2008	
		Amount	Increase (decrease)	Amount	Increase (decrease)
Reserve for Possible Loan Losses	General reserve	4	(9)	4	0
	Specific reserve	67	(11)	65	(2)
Reserve for employees' retirement benefits		7,794	(91)	7,446	(347)
Reserve for directors' and corporate auditors' retirement benefits		152	35	207	54
Reserve for price fluctuations		393	29	414	21

(22) Insurance Premium

(Millions of yen)

Category		Year Ended March 31, 2007	Year Ended March 31, 2008
Individual insurance		23,780	20,805
	Single premiums	-	-
	Annual payment	2,566	2,205
	Semi-annual payment	373	317
	Monthly payment	20,840	18,282
Individual annuities		204,069	105,154
	Single premiums	202,518	103,759
	Annual payment	212	195
	Semi-annual payment	20	18
	Monthly payment	1,317	1,182
Group insurance		3,589	1,761
Group annuities		3,672	3,138
Total including others		235,146	130,894

(23) Insurance Claims (Millions of yen)

Category	Year Ended March 31, 2007	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2008
Death benefits	10,647	7,849	-	1,216	-	-	0	9,065
Accidental death benefits	105	111	-	-	-	-	-	111
Disability benefits	793	1,125	-	73	-	-	-	1,199
Maturity benefits	9,447	9,603	-	-	-	106	-	9,709
Others	33	33	-	-	-	-	-	33
Total	21,027	18,723	-	1,289	-	106	0	20,119

(24) Annuity Payments (Millions of yen)

Year Ended March 31, 2007	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2008
5,176	-	4,590	34	1,042	52	-	5,720

(25) Insurance Benefits (Millions of yen)

Category	Year Ended March 31, 2007	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2008
Death benefits	8,727	4	10,912	-	-	0	-	10,917
Hospitalization benefits	1,353	1,249	5	1	-	-	0	1,256
Operation benefits	601	623	2	-	-	-	-	626
Injury benefits	30	97	-	0	-	-	-	97
Survival benefits	2,410	2,062	-	-	-	2	-	2,064
Others	3,562	110	-	-	3,632	-	-	3,743
Total	16,685	4,147	10,920	1	3,632	2	0	18,705

(26) Surrender Payments (Millions of yen)

Year Ended March 31, 2007	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Year Ended March 31, 2008
45,406	8,703	30,980	-	410	8	-	40,103

(27) Operating Expenses (Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Sales activity related expenses	8,374	4,098
Sales administrative expenses	404	210
General administrative expenses	9,143	9,296
Total	17,921	13,605

Note: Selection expenses represent mainly expense for medical examinations at the time of contract.

(28) Operating Expense Ratio (Against insurance premiums) (%)

Item	Year Ended March 31, 2007	Year Ended March 31, 2008
Operating expense ratio	7.6	10.4

2. Status of General Account Assets

(1) Investment Performance

For the fiscal year ended March 31, 2008, the Company continued to invest mainly in yen-denominated fixed income assets to earn stable investment income in middle to long term. In addition, the Company uses the derivative transactions to hedge the minimum guarantee risks for individual variable annuities.

As of March 31, 2008, general account assets amounted to ¥458.7 billion, down ¥4.4 billion from the level at the end of the previous fiscal year.

At the end of the fiscal year ended March 31, 2008, the percentages of general account assets in principal categories were as follows: domestic bonds, 78.3% (76.4%, hereinafter, figures in parentheses represent levels at the end of the previous fiscal year); domestic stocks, 0.0% (0.0%); foreign securities, 0.0% (4.9%); other securites, 0.4%(1.0%); and loans, 1.6% (2.2%).

For the fiscal year ended March 31, 2008, net investment income increased by ¥18.4 billion from the previous fiscal year, to ¥19.4 billion. This was mainly due to a ¥15.3 billion of gains from monetary trusts relating to hedging minimum guarantee risks relating to individual variable annuites.

(2) Asset Composition

(Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	31,756	6.9	34,066	7.4
Securities repurchased under resale agreements	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-
Monetary claims purchased	-	-	-	-
Securities under proprietary accounts	-	-	-	-
Monetary trusts	12,340	2.7	30,165	6.6
Securities	381,539	82.4	361,189	78.7
Domestic bonds	353,902	76.4	359,295	78.3
Domestic stocks	115	0.0	183	0.0
Foreign securities	22,773	4.9	65	0.0
Foreign bonds	15,580	3.4	-	-
Foreign stocks, etc.	7,192	1.6	65	0.0
Other securities	4,747	1.0	1,644	0.4
Loans	10,259	2.2	7,277	1.6
Property and equipment	286	0.1	293	0.1
Deferred tax asset	6,254	1.4	8,755	1.9
Other assets	20,873	4.5	17,068	3.7
Reserve for possible loan losses	(71)	(0.0)	(69)	(0.0)
Total assets	463,238	100.0	458,748	100.0
Foreign currency denominated assets	660	0.1	65	0.0

Note: "Property and equipment" shows the total value of buldings and constraction in progress.

(3) Changes in the Amount of Assets by Categories

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Cash and deposits, call loans	1,174	2,310
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	-	-
Securities under proprietary accounts	-	-
Monetary trusts	4,592	17,824
Securities	(16,693)	(20,349)
Domestic bonds	42,116	5,392
Domestic stocks	(366)	68
Foreign securities	(21,834)	(22,707)
Foreign bonds	(11,985)	(15,580)
Foreign stocks, etc.	(9,848)	(7,126)
Other securities	(36,609)	(3,102)
Loans	(3,074)	(2,982)
Property and equipment	161	7
Deferred tax asset	1,046	2,501
Other assets	(327)	(3,804)
Reserve for possible loan losses	20	2
Total assets	(13,099)	(4,490)
Foreign currency denominated assets	1	(594)

Note: "Property and equipment" shows the total value of buldings and constraction in progress.

(4) Investment Income (Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Interests, dividends and income from real estate for rent	4,396	4,158
Interest income from deposits	0	0
Interest income and dividends from securities	3,990	3,651
Interest income from loans	342	288
Income from real estate for rent	-	-
Other income from interest and dividends	62	218
Gain on securities under proprietary accounts	-	-
Gains from monetary trusts, net	-	15,324
Gains on investments in trading securities, net	-	-
Gains on sale of securities	1,266	277
Gains on sale of domestic bonds	-	4
Gains on sale of domestic stocks	1,266	260
Gains on sale of foreign securities	-	12
Other	-	-
Gains on redemption of securities	1	14
Gains from derivatives, net	-	-
Foreign exchange gains, net	-	0
Other investment income	136	53
Total	5,800	19,829

Note: The figures of gains and losses from monetary trusts are equal to gains and losses on derivarive transactions for the purpose of hedging minimum guarantee risks relating to individual variable annuities.

(5) Investment Expenses (Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Interest expense	4	21
Losses on securities under proprietary accounts	-	-
Losses from monetary trusts, net	3,407	-
Losses on investments in trading securities, net	-	-
Losses on sale of securities	1,302	189
Losses on sale of domestic bonds	1,103	189
Losses on sale of domestic stocks	51	-
Losses on sale of foreign securities	148	-
Other	-	-
Devaluation losses on securities	-	24
Devaluation losses on domestic bonds	-	-
Devaluation losses on domestic stocks	-	7
Devaluation losses on foreign securities	-	17
Other	-	-
Amortization of securities	1	-
Losses from derivatives, net	-	-
Foreign exchange losses, net	0	-
Provision for reserve for possible loan losses	-	-
Write-off of loans	-	-
Depreciation of real estate for rent	-	-
Other investment expenses	50	96
Total	4,766	331

Note: The figures of gains and losses from monetary trusts are equal to gains and losses on derivarive transactions for the purpose of hedging minimum guarantee risks relating to individual variable annuities.

(6) Net Investment Income (Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Net investment income	1,033	19,497

(7) Investment Yield by Asset Categories

(%)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Cash and deposits, call loans	0.14	0.44
Securities repurchased under resale agreements	-	-
Pledged money for bond borrowing transaction	-	-
Monetary claims purchased	-	-
Securities under proprietary accounts	-	-
Monetary trusts	(28.54)	107.58
Securities	1.08	1.04
Domestic bonds	0.91	0.93
Domestic stocks	55.31	(2.68)
Foreign securities	1.77	2.96
Loans	2.75	3.10
Property and equipment	-	-
Total general accounts	0.22	4.34
[Excluding monetary trusts]	[0.98]	[0.96]
Foreign investments	0.44	2.61

(8) Securities

(Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Government bonds	336,216	88.1	347,032	96.1
Municipal bonds	-	-	-	-
Corporate bonds	17,686	4.6	12,263	3.4
Public corporation bonds	16	0.0	27	0.0
Domestic stocks	115	0.0	183	0.1
Foreign securities	22,773	6.0	65	0.0
Foreign bonds	15,580	4.1	-	-
Foreign stocks, etc.	7,192	1.9	65	0.0
Other securities	4,747	1.2	1,644	0.5
Total	381,539	100.0	361,189	100.0

(9) Securities by Contractual Maturity Dates

(Millions of yen)

Category	As of March 31, 2007						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	128,884	76,680	62,249	8,638	6,005	53,756	336,216
Municipal bonds	-	-	-	-	-	-	-
Corporate bonds	-	673	16	14,997	1,998	-	17,686
Domestic stocks	-	-	-	-	-	115	115
Foreign securities	15,262	393	-	-	-	7,117	22,773
Foreign bonds	15,234	345	-	-	-	-	15,580
Foreign stocks, etc.	27	47	-	-	-	7,117	7,192
Other securities	26	292	-	1,985	115	2,328	4,747
Total	144,173	78,040	62,266	25,621	8,120	63,317	381,539

(Millions of yen)

Category	As of March 31, 2008						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	160,545	76,146	16,625	9,159	13,194	71,361	347,032
Municipal bonds	-	-	-	-	-	-	-
Corporate bonds	238	4	5,021	6,999	-	-	12,263
Domestic stocks	-	-	-	-	-	183	183
Foreign securities	46	19	-	-	-	-	65
Foreign bonds	-	-	-	-	-	-	-
Foreign stocks, etc.	46	19	-	-	-	-	65
Other securities	117	107	-	-	-	1,420	1,644
Total	160,947	76,276	21,646	16,158	13,194	72,965	361,189

** Includes securities with maturity dates unfixed.*

(10) Stock Holdings by Industry

(Millions of yen, %)

Category		As of March 31, 2007		As of March 31, 2008	
		Amount	Percentage	Amount	Percentage
Fisheries, agriculture and forestry		-	-	-	-
Mining		-	-	-	-
Construction		0	0.0	0	0.0
Manufacturing industries					
	Food products	-	-	-	-
	Textiles and clothing	-	-	-	-
	Pulp and paper	-	-	-	-
	Chemicals	-	-	-	-
	Medicals	-	-	-	-
	Oil and coal products	-	-	-	-
	Rubber products	-	-	-	-
	Glass and stone products	-	-	-	-
	Steel	-	-	-	-
	Non-steel metals	-	-	-	-
	Metal products	-	-	-	-
	Machinery	-	-	-	-
	Electric appliances	-	-	-	-
	Transportation vehicles	-	-	-	-
	Precision machinery	-	-	-	-
	Others	-	-	-	-
Electric and gas utilities		-	-	-	-
Transportation/ information telecommunications					
	Ground transportation	-	-	-	-
	Water transportation	-	-	-	-
	Air transportation	26	23.1	26	14.6
	Warehouses/ transportation	-	-	-	-
	Information/ telecommunications	-	-	-	-
Commerce					
	Wholesalers	-	-	-	-
	Retailers	-	-	-	-
Financial services / insurance					
	Banking	-	-	-	-
	Securities and commodity futures trading	-	-	-	-
	Insurance	-	-	-	-
	Other financial services	12	10.8	12	6.8
Real estate		49	42.4	48	26.6
Service companies		27	23.6	95	52.0
Total		115	100.0	183	100.0

Note: Categories of stock holdings by industry are based on the classification by Securities Identification Code Committee.

(11) Loans

(Millions of yen)

Category	As of March 31, 2007	As of March 31, 2008
Policy loans	7,704	7,235
Policyholder loans	6,394	5,934
Premium loans	1,309	1,301
Commercial loans	2,555	41
[Loans to non-residents]	[-]	[-]
Loans to corporations	2,500	-
[Loans to domestic corporations]	[2,500]	-
Loans to Japanese government, government-related organizations and international organizations	38	26
Loans to Japanese local governments and public entities	0	-
Mortgage loans	-	-
Consumer loans	-	-
Others	16	15
Total	10,259	7,277

(12) Loans to Domestic Companies by Company Size

(Millions of yen, %)

Category		As of March 31, 2007		As of March 31, 2008	
			Percentage		Percentage
Large corporations	Number of debtors	1	100.0	-	-
	Amount of loans	2,500	100.0	-	-
Medium-sized corporations	Number of debtors	-	-	-	-
	Amount of loans	-	-	-	-
Small corporations	Number of debtors	-	-	-	-
	Amount of loans	-	-	-	-
Total	Number of debtors	1	100.0	-	-
	Amount of loans	2,500	100.0	-	-

Notes:

1. Corporations are grouped as follows:

Business type	(i) All except (ii)-(iv)		(ii) Retail & restaurants		(iii) Services		(iv) Wholesalers	
Large-sized corporations	With employees more than 300, and	With a capital of 1 billion yen or more	With more than 50 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more	With more than 100 employees, and	With a capital of 1 billion yen or more
Medium-sized corporations		With a capital of more than 300 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 50 million yen and less than 1 billion yen		With a capital of more than 100 million yen and less than 1 billion yen
Small- and medium-sized corporations	With a capital of 300 million yen or less, or regular employees of 300 or less		With a capital of 50 million yen or less, or regular employees of 50 or less		With a capital of 50 million yen or less, or regular employees of 100 or less		With a capital of 100 million yen or less, or regular employees of 100 or less	

2. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(13) Loans by Industry

(Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Domestic Loans	-	-	-	-
Manufacturing Industries	-	-	-	-
Food products	-	-	-	-
Textiles and clothing	-	-	-	-
Timber, wood products, pulp and paper	-	-	-	-
Printing	-	-	-	-
Chemicals	-	-	-	-
Oil and coal	-	-	-	-
Ceramic and stone products	-	-	-	-
Steel	-	-	-	-
Non-steel metals	-	-	-	-
Metal products	-	-	-	-
Machinery	-	-	-	-
Electric appliances	-	-	-	-
Transportation vehicles	-	-	-	-
Precision machinery	-	-	-	-
Others	-	-	-	-
Agriculture, forestry, fisheries	-	-	-	-
Mining	-	-	-	-
Construction	-	-	-	-
Utilities	-	-	-	-
Information and telecommunications	-	-	-	-
Transportation	10	0.4	2	6.7
Wholesalers	-	-	-	-
Retailers	-	-	-	-
Financial services/ insurance	2,520	98.6	16	38.3
Real estate	-	-	-	-
Service companies	8	0.3	8	19.1
Local governments	0	0.0	-	-
Mortgage and consumer and others	16	0.7	15	35.9
Total	2,555	100.0	41	100.0
Foreign Loans				
Governments, etc.	-	-	-	-
Financial institutions	-	-	-	-
Commerce and industry companies	-	-	-	-
Total	-	-	-	-
Total	2,555	100.0	41	100.0

(14) Foreign Investments

1) Investments by asset category

a. Denominated in foreign currency (yen amount not fixed) (Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Foreign bonds	580	2.4	-	-
Foreign stocks	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	79	0.3	65	4.4
Total	660	2.7	65	4.4

b. Denominated in foreign currency (yen amount fixed with forward currency exchange contracts)

(Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	-	-	-	-
Total	-	-	-	-

c. Denominated in yen (Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Loans to borrowers located outside of Japan	-	-	-	-
Foreign bonds	15,000	61.6	-	-
Foreign stocks, etc.	8,669	35.6	1,420	95.6
Other	24	0.1	-	-
Total	23,694	97.3	1,420	95.6

d. Total (Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Total foreign investments	24,354	100.0	1,486	100.0

2) Foreign currency denominated assets by currency

(Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
U.S. dollar	660	100.0	65	100.0
Euro	-	-	-	-
Others	-	-	-	-
Total	660	100.0	65	100.0

3) Investments by region

(Millions of yen, %)

Category	As of March 31, 2007							
	Foreign securities						Loans to borrowers located outside of Japan	
			Bonds		Stocks, etc.			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	628	2.8	580	3.7	47	0.7	-	-
Europe	2,026	8.9	-	-	2,026	28.2	-	-
Oceania	-	-	-	-	-	-	-	-
Asia	-	-	-	-	-	-	-	-
Latin America	20,117	88.3	15,000	96.3	5,117	71.2	-	-
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	-	-	-	-	-	-	-	-
Total	22,773	100.0	15,580	100.0	7,192	100.0	-	-

(Millions of yen, %)

Category	As of March 31, 2008							
	Foreign securities						Loans to borrowers located outside of Japan	
			Bonds		Stocks, etc.			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	46	71.0	-	-	46	71.0	-	-
Europe	-	-	-	-	-	-	-	-
Oceania	-	-	-	-	-	-	-	-
Asia	-	-	-	-	-	-	-	-
Latin America	19	29.0	-	-	19	29.0	-	-
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	-	-	-	-	-	-	-	-
Total	65	100.0	-	-	65	100.0	-	-

(15) Fair Value Information on Securities and Others

1) Valuation gains (losses) on trading securities

(Millions of yen)

Category	As of March 31, 2007		As of March 31, 2008	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	12,340	(2,979)	30,165	16,162

Note: The above table includes securities such as monetary trusts on trading securities.

2) Fair value information on securities (except trading securities)

a. Securities with market value (Millions of yen)

Category	As of March 31, 2007				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity securities	315,889	316,371	481	1,212	(731)
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	66,424	65,215	(1,209)	425	(1,634)
Domestic bonds	54,549	53,013	(1,536)	16	(1,553)
Domestic stocks	-	-	-	-	-
Foreign securities	7,681	7,773	91	118	(26)
Bonds	592	580	(11)	-	(11)
Stocks, etc.	7,088	7,192	103	118	(14)
Other securities	4,194	4,429	235	290	(55)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	382,314	381,586	(727)	1,638	(2,365)
Domestic bonds	355,439	354,391	(1,047)	1,229	(2,276)
Domestic stocks	-	-	-	-	-
Foreign securities	22,681	22,765	84	118	(33)
Bonds	15,592	15,572	(19)	-	(19)
Stocks, etc.	7,088	7,192	103	118	(14)
Other securities	4,194	4,429	235	290	(55)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value) (Millions of yen)

Category	As of March 31, 2007
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	434
Unlisted domestic stocks (excluding over-the-counter stocks)	115
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	318
Total	434

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with market value (Millions of yen)

Category	As of March 31, 2008				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity securities	270,583	273,751	3,168	3,433	(265)
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	91,896	90,198	(1,697)	11	(1,708)
Domestic bonds	90,331	88,712	(1,619)	11	(1,630)
Domestic stocks	-	-	-	-	-
Foreign securities	70	65	(4)	-	(4)
Bonds	-	-	-	-	-
Stocks, etc.	70	65	(4)	-	(4)
Other securities	1,494	1,420	(73)	-	(73)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	362,479	363,950	1,470	3,444	(1,974)
Domestic bonds	360,914	362,463	1,549	3,444	(1,895)
Domestic stocks	-	-	-	-	-
Foreign securities	70	65	(4)	-	(4)
Bonds	-	-	-	-	-
Stocks, etc.	70	65	(4)	-	(4)
Other securities	1,494	1,420	(73)	-	(73)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Financial Instruments and Exchange Law.

b. Securities without market value (Carrying value) (Millions of yen)

Category	As of March 31, 2008
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	407
Unlisted domestic stocks (excluding over-the-counter stocks)	183
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	224
Total	407

3) Fair value information on monetary trusts

(Millions of yen)

Category	As of March 31, 2007				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	12,340	12,340	-	-	-

(Millions of yen)

Category	As of March 31, 2008				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	30,165	30,165	-	-	-

a. Monetary trusts for investment

(Millions of yen)

Category	As of March 31, 2007		As of March 31, 2008	
	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)
Monetary trusts for investment	12,340	(2,979)	30,165	16,162

Note: Above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others

(Millions of yen)

Category	As of March 31, 2007				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	-	-	-	-	-

(Millions of yen)

Category	As of March 31, 2008				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	-	-	-	-	-

4) Fair value information on derivative transactions

a. General information

i) Types of transaction

The Company uses the following derivative transactions.

- Currency-related : currency option transactions
- Interest-related : not applicable
- Stock-related : stock index option transactions
- Bond-related : not applicable

ii) Transaction policy

The Company uses derivative transactions to hedge minimum guarantee risks (guaranteed minimum death benefit risk, guarantee of minimum annuitization value risk) relating to variable annuities.

iii) Purpose of use

In accordance with the transaction policy, derivative transactions are used to hedge against the price fluctuation risks for the underlying assets of separate accounts.

iv) Risk profile

Since the derivative transactions in which the Company is engaged are only put option purchases, it is exposed only to limited risks related to derivative transactions. Since it uses these transactions to hedge fluctuations of minimum guarantee risk from market risks (price fluctuation and currency risk) relating to the underlying assets of separate accounts, the risk of derivative transactions is limited further.

The risk of nonperformance by counterparties is also limited, because the Company only conducts transactions through exchanges or carefully selected OTC dealings with partners with high credit ratings.

v) Risk management

The policy of hedging minimum guarantee risk relating to variable annuities is stipulated in the Company's internal regulations regarding the execution and monitoring of hedging transactions, and the Company conducts tightly controlled operations in this respect. In the Company's approach to risk management, the front and back offices are separated into the investment section and the clerical and administrative section, which mutually supervise each other. The Total Risk Control Division also ascertains and analyzes all kinds of risks, including derivative transaction risk, and regularly reports to the Board of Directors.

vi) Supplemental information

The Company does not apply hedge accounting to derivative transactions for the purpose of hedging minimum guarantee risk relating to variable annuities.

b. Gains (losses) on derivatives with and without hedge accounting

i) Interest-related transations

The Company held no interest-related derivative instruments as of March 31, 2007 and 2008.

ii) Currency-related transactions (Millions of yen)

Category	As of March 31, 2007				As of March 31, 2008			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year		
Over-the-counter transactions								
Foreign exchange contracts:								
Sold:								
Call	-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Bought:								
Call	-	-			-	-		
	[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
Put	35,692	32,286			34,222	30,495		
	[4,472]	[4,338]	[2,170]	[(2,301)]	[4,508]	[4,287]	[3,534]	[(974)]
U.S. dollar	22,103	19,976			20,686	18,369		
	[3,023]	[2,930]	[1,646]	[(1,377)]	[2,971]	[2,818]	[2,643]	[(328)]
Euro	13,589	12,309			13,535	12,126		
	[1,448]	[1,407]	[524]	[(923)]	[1,536]	[1,469]	[891]	[(645)]
Total				(2,301)				(974)

Note: Parenthesized figures are option premiums.

iii) Stock-related transactions

(Millions of yen)

Category			As of March 31, 2007				As of March 31, 2008			
			Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
				Over 1 Year				Over 1 Year		
Over-the-counter transactions										
	Stock index options:									
	Sold:									
	Call		-	-			-	-		
			[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
	Put		-	-			-	-		
			[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
	Bought:									
	Call		-	-			-	-		
			[-]	[-]	[-]	[-]	[-]	[-]	[-]	[-]
	Put		104,408	97,500			110,044	102,932		
			[12,811]	[12,518]	[7,777]	[(5,034)]	[15,576]	[15,103]	[25,377]	[9,800]
		Nikkei225	96,744	89,942			94,094	87,233		
			[11,447]	[11,159]	[6,585]	[(4,861)]	[12,415]	[11,963]	[20,590]	[8,174]
		S&P500	5,022	4,951			10,356	10,187		
			[822]	[819]	[719]	[(103)]	[1,880]	[1,867]	[3,033]	[1,152]
		DJES 50	2,641	2,605			5,593	5,511		
			[541]	[539]	[472]	[(69)]	[1,280]	[1,271]	[1,753]	[473]
Total						(5,034)				9,800

Note: Parenthesized figures are option premiums.

iv) Bond-related transactions

The Company held no bond-related derivative instruments as of March 31, 2007 and 2008.

v) Others

The Company held no other derivative instruments as of March 31, 2007 and 2008.

3. Status of Separate Account Assets

(1) Balance of Separate Account Assets

(Millions of yen)

Category	As of March 31, 2007	As of March 31, 2008
Individual variable insurance	3,127	2,568
Individual variable annuities	615,441	588,207
Total	618,569	590,775

(2) Status of Individual Variable Insurance (Separate accounts)

1) Total number of policies and total policy amount in force

(Number:Thousands, Millions of yen)

Category	As of March 31, 2007		As of March 31, 2008	
	Number	Amount	Number	Amount
Variable insurance (term life)	0	15	0	15
Variable insurance (whole life)	3	12,272	3	11,939
Total	3	12,288	3	11,954

2) Asset composition

(Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	134	4.3	148	5.8
Securities	2,958	94.6	2,390	93.1
Domestic bonds	606	19.4	865	33.7
Domestic stocks	1,797	57.5	776	30.2
Foreign securities	554	17.7	748	29.1
Foreign bonds	554	17.7	304	11.8
Foreign stocks, etc.	-	-	443	17.3
Other securities	-	-	-	-
Loans	-	-	-	-
Other assets	34	1.1	30	1.2
Reserve for possible loan losses	-	-	-	-
Total assets	3,127	100.0	2,568	100.0

3) Net investment income

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Interests, dividends and income from real estate for rent	57	52
Gains on sale of securities	30	419
Gains on redemption of securities	-	-
Valuation gains on securities	938	494
Foreign exchange gains, net	0	0
Gains from derivatives, net	-	-
Other investment income	-	-
Losses on sale of securities	2	315
Amortization of securities	-	-
Devaluation losses on securities	932	1,032
Foreign exchange losses, net	-	-
Losses from derivatives, net	-	-
Other investment expenses	0	0
Net investment income	92	(381)

Note: Above net investment income(loss) are stated on the statemnets of operations as an item of the gains(losses) from separate accounts.

(3) Status of Individual Variable Annuities (Separate Accounts)

1) Total number of policies and total policy amount in force

(Number:Thousands, Millions of yen)

Category	As of March 31, 2007		As of March 31, 2008	
	Number	Amount	Number	Amount
Individual variable annuities	69	621,544	78	596,807

2) Asset composition

(Millions of yen, %)

Category	As of March 31, 2007		As of March 31, 2008	
	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	18,758	3.0	15,912	2.7
Securities	593,039	96.4	571,274	97.1
Domestic bonds	-	-	-	-
Domestic stocks	-	-	-	-
Foreign securities	1,496	0.2	1,201	0.2
Foreign bonds	-	-	-	-
Foreign stocks, etc.	1,496	0.2	1,201	0.2
Other securities	591,542	96.1	570,073	96.9
Loans	-	-	-	-
Other assets	3,643	0.6	1,019	0.2
Reserve for possible loan losses	-	-	-	-
Total assets	615,441	100.0	588,207	100.0

3) Net investment income

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Interests, dividends and income from real estate for rent	12,682	10,221
Gains on sale of securities	-	-
Gains on redemption of securities	-	-
Valuation gains on securities	102,525	29,382
Foreign exchange gains, net	-	-
Gains from derivatives, net	-	-
Other investment income	-	-
Losses on sale of securities	6	284
Amortization of securities	-	-
Devaluation losses on securities	103,926	116,558
Foreign exchange losses, net	-	-
Losses from derivatives, net	-	-
Other investment expenses	-	-
Net investment income	11,274	(77,238)

4) Fair value information on securities

a. Valuation gains (losses) on trading securities

(Millions of yen)

Category	As of March 31, 2007		As of March 31, 2008	
	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities	593,039	(1,400)	571,274	(87,175)

Note: The above table includes securities such as monetary trusts on trading securities.

b. Fair value information on monetary trusts

The company held no monetary trusts as of March 31, 2007 and 2008.

c. Fair value information on derivative transactions

i) Interest-related transactions

The Company held no interest-related derivative instruments as of March 31, 2007 and 2008.

ii) Currency-related transactions

The Company held no currency-related derivative instruments as of March 31, 2007 and 2008.

iii) Stock-related transactions

The Company held no stock-related derivative instruments as of March 31, 2007 and 2008.

iv) Bond-related transactions

The Company held no bond-related derivative instruments as of March 31, 2007 and 2008.

v) Others

The Company held no other derivative instruments as of March 31, 2007 and 2008.

4. Reconciliation to Core Profit and Ordinary Profit

1) Reconciliation to Core Profit

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Core Revenues	264,853	171,722
Income from insurance premiums	240,759	134,097
Insurance premiums	235,146	130,894
Ceded reinsurance recoveries	5,612	3,203
Investment income	15,906	4,227
Interest, dividends and income from real estate for rent	4,396	4,158
Gains on redemption of securities	1	14
Other investment income	136	53
Gains on separate accounts, net	11,372	-
Other ordinary income	8,188	33,397
Income related to withheld insurance claims and other payments for future annuity payments	7,751	9,222
Income due to withheld insurance payments	335	227
Reversal of reserve for outstanding claims	-	-
Reversal of policy and other reserves	-	23,593
Reversal of reserve for employees' retirement benefits	91	347
Other ordinary income	9	7
Other core revenues	-	-
Core Expenses	271,311	189,906
Insurance claims and other payments	99,590	95,581
Insurance claims	21,027	20,119
Annuity payments	5,176	5,720
Insurance benefits	16,685	18,705
Surrender payments	45,406	40,103
Other payments	7,825	7,702
Reinsurance payments	3,470	3,229
Provision for policy and other reserves	150,954	101
Investment expenses	56	77,737
Interest expense	4	21
Losses from redemption of securities	1	-
Provision for reserve for possible loan losses	-	-
Depreciation of real estate for rent	-	-
Other investment expenses	50	96
Losses on separate accounts, net	-	77,619
Operating expenses	17,921	13,605
Other ordinary expenses	2,787	2,880
Payments related to withheld insurance claims	638	599
Taxes	1,530	940
Depreciation	560	615
Provision for reserve for employees' retirement benefits	-	-
Other ordinary expenses	57	725
Other core expenses	-	-
Core Profit	(6,457)	(18,183)

2) Reconciliation to Ordinary Profit

(Millions of yen)

Category		Year Ended March 31, 2007	Year Ended March 31, 2008
Core profit	(A)	(6,457)	(18,183)
Capital gains		1,266	15,602
Gains from monetary trusts, net		-	*(Note 1)* 15,324
Gains on investments in trading securities, net		-	-
Gains on sale of securities		1,266	277
Gains from derivatives, net		-	-
Foreign exchange gains, net		-	0
Others		-	-
Capital losses		4,710	213
Losses from monetary trusts, net		*(Note 1)* 3,407	-
Losses on investments in trading securities, net		-	-
Losses on sale of securities		1,302	189
Devaluation losses on securities		-	24
Losses from derivatives, net		-	-
Foreign exchange losses, net		0	-
Others		-	-
Capital gains/losses	(B)	(3,443)	15,388
Core profit reflecting capital gains / losses	(A+B)	(9,900)	(2,795)
Other one-time gains		548	-
Ceding reinsurance recoveries		-	-
Reversal of contingency reserves		-	-
Others		*(Note 2)* 548	-
Other one-time losses		4,177	6,871
Reinsurance premiums		-	-
Provision for contingency reserve		4,177	4,275
Provision for specific reserve for possible loan losses		-	-
Provision for specific reserves for loans to refinancing countries		-	-
Write-off of loans		-	-
Others		-	*(Note 3)* 2,595
Other one-time gains/losses	(C)	(3,628)	(6,871)
Ordinary profit	(A+B+C)	(13,528)	(9,667)

Notes:

1. The figures of gains and losses from monetary trusts are equal to gains and losses on delivative transactions for the purpose of hedging minimum guarantee risks relating to individual variable annuities.

2. 'Others' in Other one-time gains above include a 548 million yen of reversal for policy reserve relating to minimum guarantee risks for individual variable annuities contracted prior to March 31, 2004, which were not mandatory in the FSA regulation.

3. 'Others' in Other one-time losses above include a 2,288 million yen of provision for policy reserve relating to minimum guarantee risks for individual variable annuities contracted prior to March 31, 2004, which were not mandatory in the FSA regulationd. In addition, they include a 73 millions yen of additional premium reserve relating to third sector products, and a 234 million yen of the provision for policy reserve for the scheduled accumulation to net level premium reserve.

5. Disclosed Claims Based on Insurance Business Law Standard

(Millions of yen, %)

Category	As of March 31, 2007	As of March 31, 2008
Claims against bankrupt and quasi-bankrupt obligors	101	101
Claims with collection risk	-	-
Claims for special attention	-	-
Sub-total	101	101
[% of Total]	[0.97]	[1.37]
Claims against normal obligors	10,345	7,350
Total	10,446	7,452

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

5. The amount of policy loans included in total loan amounts above as of March 31, 2008 is 7,347 million yen, including 38 million yen of claims against bankrupt and quasi-bankrupt obligors, and 7,308 million yen of claims against normal obligors.

6. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Millions of yen, %)

Category	As of March 31, 2007	As of March 31, 2008
Loans to bankrupt companies	-	-
Past due loans	37	38
Loans over due for three months or more	-	-
Restructured loans	-	-
Total	37	38
[% of total loans]	[0.37]	[0.53]

Notes:

1. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

2. Past due loans are loans (other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.

3. Loans over due for three months or more are loans, other than the loans described in notes 1 or 2 above, on which principal and/or interest are in arrears for three months or more.

4. Restructured loans are loans, other than the loans described in notes 1, 2 or 3 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

5. The total amount of risk monitored loans as of March 31, 2008 are comprehensive policy loans. The all amount of policy loans applicable to risk monitored loans are reserved by the amount of surrender and lapse and others.

(Reference) Reserve for Possible Loan Losses

(1) Reserve for Possible Loan Losses

(Millions of yen)

Category	As of March 31, 2007	As of March 31, 2008
General reserve for possible loan losses	4	4
Specific reserve for possible loan losses	67	65
Specific reserve for loans to refinancing countries	-	-
Total	71	69

(2) Specific Reserve for Possible Loan Losses

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Transfer	0	0
Reversal	0	0
Total	(0)	(0)

Note: The amount of reversal indicated above does not include the amount of reversal made for any specific purpose.

(3) Specific Reserve for Loans to Refinancing Countries

a. Specific reserve for loans to refinancing countries

The Company held no specific reserve for loans to refinancing countries as of March 31, 2007 and 2008.

b. Loan outstanding by country

The Company held no loan outstanding by country as of March 31, 2007 and 2008.

(4) Write-off of Loans

(Millions of yen)

Category	Year Ended March 31, 2007	Year Ended March 31, 2008
Write-off of loans	-	-

Note: The amounts of loan write-offs are those representing the portions of the relevant collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors that remain unrecoverable, after deduction of the amounts equivalent to those deemed recoverable by way of valuation of collateral or execution of guarantee, and are reduced directly from the relevant aggregate credits.

(Reference) Self-Assessment of Loans

Self-assessment of assets means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial statements.

According to their risks in collection or deterioration of the value as an asset, assets are categorized into four classes from Class I - IV. Class I is composed of assets with no problem.

T&D Financial Life has established the internal criteria for self-assessment, and write-offs and reservation, and is carrying out strict self-assessment, and write-offs and reserve.

In the results of self-assessment of loans as of March 31, 2008, the Company deducted all assets categorized Class IV as uncollectible, and calculated the expected losses on each asset in Class III, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

Self-Assessment of Loans

(Millions of yen)

Classifications	As of March 31, 2007		As of March 31, 2008	
	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation
Class I	10,382	10,383	7,388	7,389
Class II	-	-	-	-
Class III	-	-	-	-
Class IV	1	-	0	-
Total exposures	10,383	10,383	7,389	7,389

Note: The total exposures include securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans. The interest payable and suspense payments included here are limited to those related to loans and securities lent.

7. Solvency Margin Ratio

(Millions of yen)

Items		As of March 31, 2007	As of March 31, 2008
Total solvency margin	(A)	71,523	68,361
Common stocks, etc. (less certain items)		35,048	28,110
Reserve for price fluctuations		393	414
Contingency reserve		9,311	13,587
Reserve for possible loan losses		4	4
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)		(1,209)	(1,697)
Net unrealized gains (losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)		-	-
Excess amount of policy reserve based on Zillmer method		27,585	27,851
Brought in capital		-	-
Subordinated debt		-	-
Deductible items		-	-
Others		389	91
Total risk $\sqrt{(R_1+R_8)^2+(R_2+R_3+R_7)^2}+R_4$	(B)	12,023	14,984
Insurance risk R_1		2,165	1,162
Assumed investment yield risk R_2		387	368
Investment risk R_3		2,005	1,441
Business risk R_4		407	479
Minimum guarantee risk R_7		9,020	12,610
3rd sector guarantee risk R_8		-	403
Solvency margin ratio $\frac{(A)}{(1/2)\times(B)} \times 100$		1,189.7%	912.4%

Notes:

1. The above ratio is calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.

2. "Common stock, etc. (less certain items)" represents net assets on the balance sheet less net unrealized gains on securities.

3. "Excess amount of policy reserve based on Zillmer method"in Total solvency margin above represents was described as "Excess amount of policy surrender payment" in the fiscal year ended March 31, 2007.

4. The figures of "minimum guarantee risk R_7" are calculated on the basis of the regulatory standard.

5. "3rd sector insurance risk R_8" is separated from "insurance risk" since the fiscal year ending March 31, 2008 according to the FSA regulation.

8. Adjusted Net Assets

(Millions of yen)

Items	As of March 31, 2007	As of March 31, 2008
Adjusted net assets	63,511	63,798

May 19, 2008
T&D Financial Life Insurance Company

Supplementary Data for the Fiscal Year Ended March 31, 2008
Non-Consolidated Financial Results at Press Conference

(1) Sales Results (Millions of yen, %)

	Fiscal Year Ended March 31, 2007		Six Months Ended September 30, 2007		Fiscal Year Ended March 31, 2008	
	Amount	% Change	Amount	% Change	Amount	% Change
Annualized premiums of new policies	22,991	76.4	8,744	39.8	12,739	(44.6%)
3rd sector products	0	(100.0)	-	(100.0)	-	(100.0%)
Annualized premiums of total policies	92,085	24.2	98,287	26.0	99,358	7.9%
3rd sector products	6,741	(12.6)	6,394	(10.8)	6,115	(9.3%)
Income from insurance premiums	240,759	15.7	88,081	2.9	134,097	(44.3%)
Individual insurance and annuities	227,849	17.2	83,079	3.3	125,960	(44.7%)
Group insurance and annuities	7,262	(18.9)	2,790	(26.9)	4,900	(32.5%)
New policy amount	179,576	10.3	63,901	18.2	93,388	(48.0%)
Policy amount in force	2,523,343	(5.3)	2,445,503	(3.3)	2,261,006	(10.4%)
Surrender and lapse amount	242,766	(42.0)	89,266	(35.7)	165,582	(31.8%)
Surrender and lapse rate	9.11%	(5.26points)	3.54%	(1.67points)	6.56%	(2.55points)

Notes:

1. New policy amount and policy amount in force include individual insurance and annuities.

2. Surrender and lapse amount does not include reinstatement.

3. Surrender and lapse rates for the six months ended September 30, 2007 is not annualized.

4. Annualized premiums include individual insurance and annuities, and exclude the net increase from conversion.

(2) Assets (Millions of yen, %)

	As of March 31, 2007		As of September 30, 2007		As of March 31, 2008	
	Amount	% Change	Amount	% Change	Amount	% Change
Total assets	1,078,447	15.4	1,113,677	16.4	1,048,962	(2.7%)
Adjusted net asset	63,511	(1.6)	64,119	1.2	63,798	0.5%
Adjusted net asset / General account assets	13.7	0.7	14.2	5.2	13.9	1.5
Solvency margin ratio	1,189.7	(722.1points)	1,080.5	(478.5points)	912.4	(277.3points)

Note: Adjusted net asset is calculated based on the regulatory standard.

(3) Core Profit / Negative Spread / Investment Yield (Millions of yen, %)

	Fiscal Year Ended March 31, 2007		Fiscal Year Ended March 31, 2008		Fiscal Year Ending March 31, 2009 (Forecast)
	Amount	% Change	Amount	% Change	Amount
Core profit	(6,457)	-	(18,183)	-	(4,000)

	Fiscal Year Ended March 31, 2007		Fiscal Year Ended March 31, 2008		Fiscal Year Ending March 31, 2009 (Forecast)
	Amount	Change	Amount	Change	Amount
Negative spread	4,117	(189)	4,103	(14)	4,000

(%)

	Fiscal Year Ended March 31, 2007	Fiscal Year Ended March 31, 2008	Fiscal Year Ending March 31, 2009 (Forecast)
Investment yield for core profit	1.13	1.04	approx. 1.0
Investment yield - general account	0.22	4.34	approx. 0.4
[Excluding monetary trusts]	[0.98]	[0.96]	approx. [0.9]
Average assumed investment yield	2.17	2.08	approx. 2.0

(4) Policy and Other Reserves

(Millions of yen)

	As of March 31, 2007		As of September 30, 2007		As of March 31, 2008	
	Amount	Change	Amount	Change	Amount	Change
Policy reserve *(Note)*	1,011,557	149,730	1,051,732	164,217	990,560	(20,997)
General account	396,678	(8,424)	391,665	(8,102)	401,133	4,454
Separate account	614,879	158,154	660,066	172,319	589,427	(25,451)
Reserve for price fluctuations	393	29	404	19	414	21
Contingency reserve	9,311	4,177	12,111	5,615	13,587	4,275
Contingency reserve I	4,571	1,582	4,981	1,672	4,551	(19)
Contingency reserve II	-	-	-	-	-	-
Contingency reserve III	4,740	2,595	6,768	3,581	8,626	3,885
Contingency reserve IV	-	-	361	361	409	409
Contingency reserve fund	-	-	-	-	-	-
Price fluctuation reserve fund	-	-	-	-	-	-

Note: The amount of policy reserve excludes the amount of contingency reserve.

(5) Unrealized Gains / Losses

(Millions of yen)

	As of March 31, 2007		As of September 30, 2007		As of March 31, 2008	
	Amount	Change	Amount	Change	Amount	Change
Securities	(727)	633	(919)	(275)	1,470	2,198
Domestic stocks	-	(265)	-	(192)	-	-
Domestic bonds	(1,047)	1,646	(1,001)	209	1,549	2,596
Foreign securities	84	31	(11)	(1)	(4)	(89)
Real estate (domestic land and lease)	-	-	-	-	-	-

(6) Investment for the Fiscal Year Ended March 31, 2008

(Millions of yen)

	Net Increase (decrease)	Forecast for the Fiscal Year Ending March 31, 2009
Domestic stocks	68	-
Domestic bonds	5,475	Level-off
Foreign stocks	(7,018)	-
Foreign bonds	(15,592)	-
Real estate	7	-

(7) Level of Indices where Unrealized Gains/Losses on Assets are Break-even as of March 31, 2008

NIKKEI Average	approx.	-
TOPIX	approx.	-
Yen-denominated bonds	approx.	1.50%
Foreign securities	approx.	107 Yen

Notes:

1. These figures are calculated based on asset holdings as of March 31, 2008 assuming that our asset portfolio is the same as those of the NIKKEI average, TOPIX, 10-Year JGB and U.S .dollar / yen rate. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.

2. The indices for Yen-denominated bonds are calculated on a 10-Year JGB yield basis.

3. The indice of Foreign securities is calculated based on a U.S. dollar/yen rate basis. Currency hedged position to which applied hedge accounting rule are excluded in the calculation.

(8) Performance Forecasts

(Billions of yen)

	Fiscal Year Ending March 31, 2009
Income from insurance premiums	250
Annualized premiums of total policies	130
Policy amount in force	2,320

Notes:

1. Policy amount in force includes individual insurance and annuities

2. The above forecasts for the year ending March 31, 2008 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.

(9) Cross Holdings with Domestic Banks as of March 31, 2008

i) Contributions from Domestic Banks (Millions of yen)

	Amount
Funds	-
Subordinated loans and debentures	-

ii) Contributions to Domestic Banks (Millions of yen)

	Amount
Bank stocks held	-
Subordinated loans and debentures	11,996

(10) Number of Employees and Agents

	As of March 31, 2007		As of September 30, 2007		As of March 31, 2008	
	Amount	% Change	Amount	% Change	Amount	% Change
In-house sales representatives	-	(100.0)	-	-	-	-
Administrative personnel	320	7.7	328	5.5	339	5.9

(11) Alloted portion of reserve for policyholder dividends as of March 31, 2008

(Millions of yen)

	Amount	% Change
Individual insurance	-	(100.0%)
Individual annuities	-	(100.0%)
Group insurance	232	(70.8%)
Group annuities	23	(16.4%)

(12) OTC Sales through Banks

(Millions of yen)

		Fiscal Year Ended March 31, 2007		Fiscal Year Ended March 31, 2008		Total Sales since October 2002 (Lifting of ban on sales of individual annuities)
		Amount	% Change	Amount	% Change	Amount
Variable annuities	Number	19,010	6.5%	10,840	(43.0%)	47,679
	Amount	147,187	27.6%	81,281	(44.8%)	531,162
Fixed annuities	Number	-	-	-	-	-
	Amount	-	-	-	-	-

(Millions of yen)

		Total Sales since December 2005 (Lifting of ban on sales of whole life and endowment with single premiums)
Whole life insurance with single premiums	Number	-
	Amount	-
Endowment with single premiums	Number	-
	Amount	-

T&D Life Group

May 19, 2008

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)
Taiyo Life Insurance Company
Katsuro Oishi, President
Daido Life Insurance Company
Haruo Kuramochi, President
T&D Financial Life Insurance Company
Muneo Takeuchi, President

Disclosure of European Embedded Value as of March 31, 2008

T&D Holdings ("TDH"), Taiyo Life Insurance Company ("Taiyo"), Daido Life Insurance Company ("Daido") and T&D Financial Life Insurance Company ("TDF") (collectively, "the Group") is disclosing the Group's European Embedded Value ("EEV") results as of March 31, 2008.

The embedded value on an EEV basis as of March 31, 2008 is ¥1,621.6 billion, a reduction of ¥450.4 billion from the value as of March 31, 2007. The value of new business issued in fiscal 2007 is ¥62.0 billion, a reduction of ¥22.8 billion from the year before.

Contents

1. Outline of EEV

(1) What is EEV?

Recently the valuation and disclosure of embedded values ("EV") calculated under the EEV Principles have been widely adopted among leading insurance companies in Europe.

The EEV Principles and Guidance were published in May 2004 by the CFO Forum, a group consisting of CFOs from leading European insurance companies. The aim of the EEV Principles and Guidance is to improve the consistency and transparency of the financial reporting of embedded values. Further EEV Guidance was published by the CFO Forum in 2005 which covered sensitivities and aspects of disclosure.

(2) EEV Approach

The allowance for risk in the shareholder cash flows is a key feature of the EEV Principles. The Group's EEV results have been calculated using a bottom-up market-consistent approach.

A Market-Consistent Embedded Value ("MCEV") is calculated in a manner such that each cash flow is valued consistently with similar traded market instruments. The MCEV approach has been increasingly adopted among leading European insurers.

(3) Covered Business

The covered business is the life insurance business of the Group (through its three life insurance subsidiaries, Taiyo, Daido and TDF). TDH holds 100% of the shares of the three life insurance subsidiaries.

2. EEV results of T&D Life Group

The embedded value on an EEV basis as of March 31, 2008 is ¥1,621.6 billion, a reduction of ¥450.4 billion from the value as of March 31, 2007. The adjusted net worth is ¥1,057.1 billion, a reduction of ¥287.7 billion, which has been caused largely by a reduction in the unrealized gains of securities due mainly to a fall in the equity market prices. The value of in-force business is ¥564.4 billion, a reduction of ¥162.7 billion, which has been caused largely by a reduction in the certainty equivalent present value of future profit due mainly to a fall in the level of interest rates. The value of new business is ¥62.0 billion, a reduction of ¥22.8 billion due mainly to a decline in the volume of new business and a reduction of new business premium rates.

The table below summarizes the Group's EEV results as of March 31, 2008 from the three life insurance companies in the Group. The figures exclude the impact of TDH and the other subsidiaries of TDH.

(Billions of yen)

	March 31, 2008	March 31, 2007	Increase (Decrease)
Embedded value	1,621.6	2,072.1	(450.4)
Adjusted net worth	1,057.1	1,344.8	(287.7)
Value of in-force business	564.4	727.2	(162.7)
Value of new business	62.0	84.8	(22.8)

(1) Adjusted Net Worth

Adjusted net worth represents the market value of assets in excess of policyholder liabilities, represented by statutory reserves, and other liabilities.

Adjusted net worth is the sum of the stated amount in the financial statements and appropriate adjustments for unrealized gains and losses and other items. The adjusted net worth has been derived as follows.

(Billions of yen)

	March 31, 2008	March 31, 2007	Increase (Decrease)
Adjusted net worth	1,057.1	1,344.8	(287.7)
Shareholders equity on the balance sheet *(Note1)*	456.2	437.2	19.0
Unrealized gains/losses on securities (after tax)	289.5	687.8	(398.2)
Unrealized gains/losses on loans (after tax)	49.0	24.3	24.6
Unrealized gains/losses on land (after tax)	21.5	(5.6)	27.2
General reserves for possible loan losses (after tax)	1.1	1.0	0.1
Internal reserves as quasi-equity liabilities *(Note2)*	240.1	201.4	38.6
Unrealized gains/losses on subordinated debts (after tax)	(0.5)	(1.3)	0.7

Notes:

1. Excluding unrealized gains/losses

2. Price fluctuation reserve, contingency reserve and unallocated amount in policyholders' dividend reserve

(2) Value of in-force business

Value of in-force business represents the present value as at the valuation date of future profits distributable to shareholders from the in-force business as of March 31, 2008 and consists of the following components.

(Billions of yen)

	March 31, 2008	March 31, 2007	Increase (Decrease)
Value of in-force business	564.4	727.2	(162.7)
Certainty equivalent present value of future profit	768.2	918.1	(149.9)
Time value of financial options and guarantees	(129.0)	(117.0)	(12.0)
Frictional cost of capital	(33.0)	(29.7)	(3.3)
Allowance for non financial risk	(41.5)	(44.1)	2.5

The certainty equivalent present value of future profit is the present value of future profit calculated deterministically by assuming the investment yield is equal to the risk-free rate and using the risk-free rate as the discount rate. This value includes the intrinsic cost of the financial options and guarantees present in the Group's products.

The time value of financial options and guarantees is calculated stochastically using a set of market-consistent risk neutral economic scenarios.

The frictional cost of capital represents the double taxation cost associated with maintaining the level of capital which the Group considers as required in continuing the life insurance business.

The allowance for non financial risk is an estimate of the impact of non financial risks which are not adequately allowed for directly in the models, as described further below.

Further explanation of the above components is provided in Section 5 of this document.

(3) Value of new business

Value of new business is the value as at the valuation date of the new business issued in the financial year ending March 31, 2008. It has been calculated applying the same assumptions used to calculate the embedded value as of March 31, 2008. It does not include values anticipated from future new business. For conversions, only net increases in value by conversions have been included in the value of new business. The table below shows the results. The figure for adjusted net worth represents the loss arising between the point of sale and March 31, 2008 on business sold in the period.

(Billions of yen)

	March 31, 2008	March 31, 2007	Increase (Decrease)
Value of new business	62.0	84.8	(22.8)
Adjusted net worth	(54.1)	(60.9)	6.7
Value of in-force business	116.2	145.7	(29.5)
Certainty equivalent present value of future profit	126.1	160.4	(34.2)
Time value of financial options and guarantees	(3.2)	(6.6)	3.3
Frictional cost of capital	(0.1)	(0.3)	0.1
Allowance for non financial risk	(6.4)	(7.6)	1.1

The table below shows the new business margin, calculated as the ratio of the value of new business to the present value of new business premiums.

(Billions of yen)

	March 31, 2008	March 31, 2007	Increase (Decrease)
Present value of new business premiums	1,137.4	1,258.2	(120.8)
Value of new business	62.0	84.8	(22.8)
Value of new business/present value of new business premiums	5.5%	6.7%	(1.3 points)

(4) Reconciliation between Consolidated GAAP accounts and Adjusted Net Worth

A reconciliation between the adjusted net worth of ¥1,057.1 billion and the group consolidated net assets of ¥677.2 billion is shown below.

(Billions of yen)

	March 31, 2008	March 31, 2007	Increase (Decrease)
Adjusted net worth	1,057.1	1,344.8	(287.7)
- Items classified as liabilities in the accounts (after tax) *(Note1)*	241.3	202.5	38.7
- Difference in unrealized capital gains/losses (after tax) *(Note2)*	160.1	72.7	87.4
+ Net assets not allocated to life insurance business	21.4	20.5	0.9
Net assets shown on consolidated balance sheet	677.2	1,090.2	(413.0)

Notes:

1. Price fluctuation reserve, contingency reserve, unallocated amount in policyholders' dividend reserve and general reserve for possible loan lossess.

2. This is the difference between the unrealized capital gains/losses included in the adjusted net worth of ¥359.5 billion as of March 31, 2008 (¥705.1 billion as of March 31,2007) and the unrealized capital gains/losses shown on the consolidated balance sheet of ¥199.4 billion as of March 31, 2008 (¥632.4 billion as of March 31, 2007).

3. Movement Analysis

The table below shows an analysis of the increase (decrease) in the embedded value during the 12 month period ending March 31, 2008. All components are shown on a post-tax basis.

(Billions of yen)

	Embedded value	Adjusted net worth	Value of in-force business
EEV as of March 31, 2007	2,072.1	1,344.8	727.2
Dividend payout (Capital movements)	(16.0)	(16.0)	-
Operating assumption changes	(31.5)	-	(31.5)
Expected return on opening EV	96.5	15.8	80.6
Expected transfer from in-force business to adjusted net worth	-	99.5	(99.5)
Operating experience variances	(19.1)	(13.9)	(5.1)
Economic variances	(542.4)	(319.0)	(223.3)
New Business	62.0	(54.1)	116.2
Change in EEV	(450.4)	(287.7)	(162.7)
EEV as of March 31, 2008	1,621.6	1,057.1	564.4

(1) Dividend Payout (Capital movements)

This consists of the total shareholders dividend paid by Taiyo, Daido and TDF to T&D Holdings during fiscal 2007, which also corresponds to the shareholders dividend paid by T&D Holdings during fiscal 2007. There are no capital movements related to the Group's life business during fiscal 2007.

(2) Operating assumption changes

The impact of operating assumption changes are calculated as at the beginning of the period.

(3) Expected return on opening EV

This item consists of the expected change in the opening embedded value over the year (excluding the impact of new business). The expected return on the value of in-force business is the expected increase in the value of in-force business as of March 31, 2007 over the one year period, including changes in cost of financial options and guarantees, frictional cost and allowance for non-financial risk. The expected return on adjusted net worth is the expected return on the adjusted net worth as of March 31, 2007 over the one year period. These calculations are based on real world investment return assumptions (ie allowing for risk premiums) over the period. Note that the projected MCEV in this calculation is based on risk neutral assumptions, and the risk premiums allowed for are only for the one year period.

(4) Expected transfer from in-force business to adjusted net worth

This item represents the after-tax surplus expected to emerge during the period from the business that was in-force at the beginning of the period. The effect is a shift of value from the value of in force to the adjusted net worth. This does not affect the total value.

(5) Operating experience variances

This is the impact on the embedded value of differences between the actual experience and operating assumptions during the period.

(6) Economic variances

This is the impact of differences between the actual investment returns in the period and the expected investment returns, including the impact on the value of future profits from the change to the end of period future economic assumptions. See Section 6(1) for details of economic assumptions.

(7) New business

This is the value of new business issued during fiscal 2007. The value is as of March 31, 2008. For details of the approach, please see section 2(3).

4. EEV by Company

The table below shows each company's EEV results.

(1) Taiyo Life

(Billions of yen)

	March 31, 2008	March 31, 2007	Increase (Decrease)
Embedded value	574.9	738.6	(163.7)
Adjusted net worth	484.7	574.9	(90.2)
Shareholders equity on the balance sheet *(Note1)*	166.3	160.8	5.4
Unrealized gains/losses on securities (after tax)	171.9	320.0	(148.0)
Unrealized gains/losses on loans (after tax)	27.4	15.6	11.8
Unrealized gains/losses on land (after tax)	(0.9)	(16.6)	15.6
General reserves for possible loan losses (after tax)	1.0	0.9	0.1
Internal reserves as quasi-equity liabilities *(Note2)*	119.4	95.5	23.9
Unrealized gains/losses on subordinated debts (after tax)	(0.5)	(1.3)	0.7
Value of in-force business	90.2	163.7	(73.5)
Certainty equivalent value of future profit	144.1	218.0	(73.8)
Time value of financial options and guarantees	(24.6)	(22.4)	(2.2)
Frictional cost of capital	(16.7)	(18.0)	1.3
Allowance for non financial risk	(12.4)	(13.7)	1.3
Value of new business	18.2	33.4	(15.1)
Adjusted net worth	(16.6)	(19.3)	2.7
Value of in-force business	34.9	52.8	(17.8)
Certainty equivalent value of future profit	37.5	56.4	(18.8)
Time value of financial options and guarantees	(0.6)	(0.8)	0.2
Frictional cost of capital	(0.1)	(0.1)	(0.0)
Allowance for non financial risk	(1.8)	(2.6)	0.8

Notes:

1. Excluding unrealized gains/losses

2. Price fluctuation reserve, contingency reserve and unallocated amount in policyholders' dividend reserve

(2) Daido Life

(Billions of yen)

	March 31, 2008	March 31, 2007	Increase (Decrease)
Embedded value	990.7	1,263.0	(272.2)
Adjusted net worth	532.9	728.0	(195.1)
Shareholders equity on the balance sheet *(Note1)*	261.8	241.2	20.5
Unrealized gains/losses on securities (after tax)	116.6	368.3	(251.7)
Unrealized gains/losses on loans (after tax)	20.9	8.2	12.7
Unrealized gains/losses on land (after tax)	22.5	10.9	11.5
General reserves for possible loan losses (after tax)	0.1	0.1	(0.0)
Internal reserves as quasi-equity liabilities *(Note2)*	110.8	99.1	11.6
Unrealized gains/losses on subordinated debts (after tax)	-	-	-
Value of in-force business	457.7	534.9	(77.1)
Certainty equivalent value of future profit	599.2	660.9	(61.7)
Time value of financial options and guarantees	(97.1)	(85.8)	(11.2)
Frictional cost of capital	(15.3)	(10.4)	(4.9)
Allowance for non financial risk	(28.9)	(29.7)	0.7
Value of new business	46.2	55.2	(9.0)
Adjusted net worth	(31.3)	(31.4)	0.0
Value of in-force business	77.6	86.7	(9.1)
Certainty equivalent value of future profit	83.4	94.2	(10.7)
Time value of financial options and guarantees	(1.4)	(2.9)	1.4
Frictional cost of capital	0.1	0.2	(0.1)
Allowance for non financial risk	(4.5)	(4.8)	0.3

Notes:

1. Excluding unrealized gains/losses

2. Price fluctuation reserve, contingency reserve and unallocated amount in policyholders' dividend reserve

(3) T&D Financial Life

(Billions of yen)

	March 31, 2008	March 31, 2007	Increase (Decrease)
Embedded value	56.0	70.4	(14.4)
Adjusted net worth	39.5	41.8	(2.3)
Shareholders equity on the balance sheet *(Note1)*	28.1	35.0	(6.9)
Unrealized gains/losses on securities (after tax)	1.0	(0.5)	1.5
Unrealized gains/losses on loans (after tax)	0.5	0.5	0.0
Unrealized gains/losses on land (after tax)	-	-	-
General reserves for possible loan losses (after tax)	0.0	0.0	0.0
Internal reserves as quasi-equity liabilities *(Note2)*	9.8	6.7	3.0
Unrealized gains/losses on subordinated debts (after tax)	-	-	-
Value of in-force business	16.4	28.5	(12.1)
Certainty equivalent value of future profit	24.8	39.1	(14.3)
Time value of financial options and guarantees	(7.3)	(8.7)	1.4
Frictional cost of capital	(0.9)	(1.2)	0.2
Allowance for non financial risk	(0.1)	(0.5)	0.4
Value of new business	(2.4)	(3.8)	1.3
Adjusted net worth	(6.1)	(10.0)	3.9
Value of in-force business	3.6	6.2	(2.5)
Certainty equivalent value of future profit	5.1	9.7	(4.6)
Time value of financial options and guarantees	(1.2)	(2.8)	1.6
Frictional cost of capital	(0.1)	(0.4)	0.3
Allowance for non financial risk	(0.0)	(0.1)	0.0

Notes:

1. Excluding unrealized gains/losses

2. Price fluctuation reserve, contingency reserve and unallocated amount in policyholders' dividend reserve

(4) Movement analysis

(Billions of yen)

	Taiyo	Daido	TDF
EEV as of March 31, 2007	738.6	1,263.0	70.4
Dividend payout (Capital movements)	(6.1)	(9.9)	-
Operating assumption changes	(16.5)	(15.0)	(0.0)
Expected return on opening EV	40.7	54.4	1.3
Expected transfer from in-force business to adjusted net worth	-	-	-
Operating experience variances	(3.2)	(15.5)	(0.2)
Economic variances	(196.9)	(332.4)	(13.0)
New Business	18.2	46.2	(2.4)
Change in EEV	(163.7)	(272.2)	(14.4)
EEV as of March 31, 2008	574.9	990.7	56.0

Note: "Expected transfer from in-force business to adjusted net worth" does not affect the embedded values, and the item has been shown with "-". The amounts of expected transfer (from in-force business to adjusted net worth) are Taiyo ¥21.2 billion, Daido ¥73.3 billion and TDF ¥4.9 billion.

5. EEV Methodology

(1) Basis of Preparation

The methodology and assumptions adopted by the Group to calculate the EEV results is in accordance with the EEV Principles & Guidance issued by the European CFO Forum in May 2004, with the exception that a look-through basis has not been applied to T&D Asset Management ("TDAM").

The EEV results presented in this document only relate to the covered business. No figures are included for TDH or the other businesses of TDH, such as asset management.

(2) Covered Business

The covered business represents all of the life insurance business of the Group, through TDH's three wholly owned life insurance subsidiaries, Taiyo, Daido and TDF.

(3) Embedded value

The embedded value provides an estimate of the value of the shareholders' interest in the covered business, excluding any value that may be generated from future new business. This value comprises the sum of the adjusted net worth and the value of in-force business. The adjusted net worth is the net assets attributable to shareholders, and is represented by the sum of required capital and free surplus. The value of in-force business is the present value of the projected stream of future distributable profits available to shareholders from the existing business at the valuation date, on a best estimate basis allowing for risk, adjusted for the cost of holding required capital.

(4) Value of new business

The value of new business is the value of new policies issued during the 12 month period to March 31, 2008. It is calculated in a similar manner to the value of in-force business. The value has been calculated as of March 31, 2008, and the same assumptions as those applied for the valuation of in-force business are used. The value of new business includes the impact of all cash flows arising from the point of sale to March 31, 2008.

Future renewals of the new business policies are included in the value of new business. The value of new business includes the net increase in value arising from conversions. The value arising from the sale of future new business policies is not included.

(5) Allowance for Risk

The allowance for risk in the valuation is a key feature of the EEV Principles. The EEV guidance sets out three main areas available to allow for risk:

- The risk discount rate.
- The allowance for the cost of financial options and guarantees.
- The cost of holding both prudential reserves and any additional required capital.

The Group decided to use a market-consistent approach to allow for risk in all three areas. The resulting value is referred to as a Market Consistent Embedded Value ("MCEV").

An MCEV is calculated in a manner such that the valuation is consistent with the valuation of similar cash flow and risk profile in the market based on financial theories.

Under the MCEV approach:

- Assets and liabilities other than policy reserves are valued at market value;
- Investment return assumptions and risk discount rates are set consistently with the market. By so doing, those assumptions can be set more objectively;
- Time value of financial options and guarantees associated with the life insurance business is valued explicitly and consistently with market prices of equivalent traded options.

A market-consistent value has been calculated for each product line by valuing the cash flows in line with the prices of similar cash flows traded on the open market.

In principle, each cash flow is valued using the discount rate consistent with that applied to such a cash flow in the capital markets. For example, an equity cash flow is valued using an equity risk discount rate, and a bond cash flow is valued using a bond risk discount rate. If a higher return is assumed for equities, the equity cash flow is discounted at this higher rate.

In practice, for liabilities where the payouts are either independent or move linearly with market movements, a short-cut method has been applied known as the "certainty equivalent" approach whereby it is assumed all assets earn the risk-free rate and all cash flows are discounted using the risk-free rate. This gives the same result as applying the method in the previous paragraph.

A market-consistent cost of financial options and guarantees and a market-consistent cost of holding required capital have also been calculated.

Further details of the methodology are described in the sub-sections below.

(6) Adjusted net worth

Adjusted net worth is calculated by adjusting the total net worth on the company's balance sheet for the following:

- Differences in market value and book value of assets have been reflected (adjusted for tax).
- For retirement benefits, figures from the primary statements, which are calculated on the Japanese ACR 13 basis, have been used without adjustment.
- Certain liabilities that are effectively part of net worth (contingency reserve, price fluctuation reserve, unallocated portion in the policyholders' dividend reserve, and general reserve for possible loan losses) have been added.

(7) Value of in-force business

The value of in-force business is calculated as follows:

	Certainty equivalent present value of future profit
less	Time value of financial options and guarantees
less	Frictional cost of capital
less	Allowance for non financial risk

The value of new business is calculated in the same way, but in addition the cash flows arising between the point of sale and March 31, 2008 are allowed for.

(8) Certainty equivalent present value of future profit

The certainty equivalent value is the value of the future cash flows, calculated on a deterministic basis, and assuming all assets earn the risk-free rate and all cash flow are discounted at the risk-free rate. The certainty equivalent approach ensures that future investment risk premiums (i.e. excess investment yield over the risk-free rate, expected from risk assets such as equities and corporate bonds) are not capitalized in the embedded value and value of new business.

It reflects the intrinsic value of financial options and guarantees (e.g. policyholder dividends), but the time value of financial options and guarantees is not reflected and is calculated separately.

(9) Time value of financial options and guarantees

The time value of financial options and guarantees is calculated as the difference between the average of the values calculated under a set of market-consistent risk neutral stochastic economic scenarios and the value based on a mean scenario (ie. the certainty equivalent value).

The economic scenarios were calibrated to reproduce the market prices of similar traded options. This approach is usually used in the market to value derivatives.

The elements described below have been taken into account in calculating the time value of financial options and guarantees. Some management actions such as changes in asset allocation have not been reflected in the valuation.

Participating policies
When investment performance and other experience is good, policyholders' dividends are paid out and shareholders may not receive 100% of the profit. On the other hand, when losses arise, shareholders need to bear the cost of guarantees attached to participating policies.

Policyholders' dividends have been assumed as certain percentages of the profit of the corresponding segment in accordance with each life company's dividend policy, and future dividend rates therefore vary according to the projected circumstances.

Selective Surrenders
Policyholders have a variety of options against the company. In this valuation, the risk of selective lapses in the event that interest rates rise has been allowed for.

Minimum Guarantees on Variable Annuities
When investment performance is good, policyholders will be entitled to the full amount of the account. On the other hand, when investment performance is poor, shareholders need to bear the cost of guarantees attached to variable annuity policies. These features have been allowed for in the valuation.

(10) Required Capital

The EEV Principles define the minimum required capital to be equal to the statutory minimum capital requirement, and also allows companies to use other levels of required capital, such as their own required risk assessment, as long as the minimum requirement is satisfied.

The Group assumed a level of required capital corresponding to a 600% solvency margin ratio. In Japan, the statutory minimum is a 200% solvency margin ratio, and the Group's assumption satisfies the EEV Principles. A breakdown of the adjusted net worth can be given as the required capital, on which the cost of capital is based, of ¥259.7 billion, and free surplus of ¥797.4 billion.

It should be noted that the Japanese solvency regulations allows for implicit items, such as subordinated debt and policy reserves in excess of surrender values. The calculations reflect such implicit items.

Recently, actual solvency margin ratios of domestic life insurers tend to be significantly greater than the Group's assumption of 600%. If the level of required capital were to be set to a solvency margin ratio of 1,000%, the required capital would become ¥880.0 billion and the cost of capital ¥92.6 billion.

The definition of required capital may be reviewed in the future considering international and Japanese developments in this area, including development of international accounting standards and the trend towards the introduction of economic-value-based solvency margin standards.

(11) Frictional cost of capital

This item is the cost of having to retain the level of required capital, and within MCEV, it is referred to as "frictional cost".

Within this item, tax on investment returns on required capital has been allowed for. Investment expenses incurred in respect of the assets backing the required capital (another frictional cost) are reflected in the unit cost assumptions.

(12) Non financial risk

EEV Principles define the EV to be the present value of distributable profits attributable to shareholders arising from assets allocated to the covered business, calculated taking into account all the risks of the covered business including non financial risks.

According to corporate finance theory, an investor can diversify away the uncertainty around the return on most non-financial risks. So, an allowance for non-financial risk is generally made through the appropriate choice of best estimate experience assumptions relating to risks such as mortality. Provided the best estimate assumptions are set to provide the mean expected financial outcome to shareholders, no further allowance for non-market risk is required. This is true for the majority of T&D's non-financial risks.

Some non-financial risks are correlated with market risk (e.g. policyholder behaviour linked to changes in investment markets). These have been allowed for directly in the cost of financial options and guarantees.

There are some non-financial risks where the existing best estimate experience assumptions do not allow for the impact on embedded value of the full range of potential outcomes. These are typically operational risks and are allowed for in the EEV through the allowance for non-financial risk.

The Group estimated these costs per year based on a simple model, and projected forwards to make an explicit allowance.

6. Principal EEV assumptions

(1) Economic assumptions

In the certainty equivalent calculation, the discount rates and investment yields are the risk-free rates at the valuation date. These risk-free rates have been determined based on swap rates (mid price). The table below shows, for selected terms, the swap rates as of March 31, 2008, which are used for the calculation.

Swap Rates as of March 31, 2008

1 year	2 year	3 year	4 year	5 year
0.915% (0.781%)	0.898% (0.946%)	0.939% (1.087%)	0.988% (1.221%)	1.043% (1.343%)
10 year	**15 year**	**20 year**	**25 year**	**30 year**
1.462% (1.810%)	1.804% (2.118%)	2.041% (2.315%)	2.184% (2.406%)	2.264% (2.476%)

Note: Figures in brackets are those as of March 31, 2007. *Source: Bloomberg*

For the stochastic calculations, to derive the time value of financial options and guarantees, the asset portfolio of each company is modeled into three asset classes, cash, equities and bonds, and different volatilities are assumed for each asset class.

The economic scenarios have been calibrated to reproduce the market prices of swaptions and equity options. The table below shows a sample of the implied market volatilities for swaptions and equity options as of March 31, 2008.

Implied Market Volatility of Swaptions as of March 31, 2008

Option Term / Swap Term	5 years	10 years	15 years	20 years
5 years	26.1% (22.0%)	20.0% (17.4%)	17.4% (16.6%)	16.1% (15.8%)
10 years	18.5% (17.3%)	15.6% (15.7%)	14.5% (14.9%)	14.1% (14.5%)

Note: Figures in brackets are those as of March 31, 2007. *Source: Bloomberg*

Implied Market Volatility of Nikkei 225 Option as of March 31, 2008

Strike Price／Term	3 years	4 years	5 years
90%	25.1% (18.3%)	24.9% (18.8%)	24.8% (19.2%)
100%	24.0% (17.9%)	24.0% (18.5%)	24.0% (19.0%)
110%	23.2% (17.8%)	23.3% (18.4%)	23.5% (18.8%)

Note: Figures in brackets are those as of March 31, 2007. *Source: Investment Bank*

The expense inflation assumption was taken to be zero.

(2) Other assumptions

All cash flows (premium, commission, non-commission expense, death benefit, cash surrender value, tax, etc.) are projected applying the best estimate assumptions up to the termination of the policies, by product, referring to recent experience, trends and the Group's future views. Here, as recent experience, the latest 3 years' mortality, morbidity and lapse and surrender experiences, the last year's expense and corporate tax experiences were particularly referred to.

Expenses
Expense assumptions have been set based on the expenses incurred by each of the life companies. Some adjustments were made including the elimination of one-off expenses which are not expected to be regularly repeated in the future. The amount of one-off expenses eliminated is ¥6.9 billion (pre tax), which mainly relates to one-off remuneration and systems costs related to policy administration.

The group has an asset management company, TDAM, which manages assets of the life insurance companies. The look-through basis has not been applied to the profits arising in TDAM relating to managing the assets of the life insurance companies. Therefore the EEV results do not include the capitalised value of these profits.

Dynamic Assumptions
Interest-sensitive dynamic lapse assumptions are applied to conventional products. For variable business, dynamic lapse assumptions are related to the ratio of the actual fund value to the level of minimum guarantees.

Dynamic policyholders' dividend assumptions have been made based on each life company's policyholders' dividend policy. Daido and Taiyo set their dividend policies in April 2002 and in April 2003 respectively when they demutualised. TDF, previously Tokyo Mutual which was rehabilitated and acquired by Taiyo and Daido jointly in October 2001 (now held directly by TDH), has a policyholders' special dividend rule as part of its rehabilitation schedule.

7. Sensitivities

The impact of changes in assumptions (sensitivities) on the EEV results are summarised below. For each sensitivity, only one specific assumption is changed and other asumptions remain unchanged from the base. It should be noted that the effect of the change of more than one assumption at a time is likely to be different from the sum of two sensitivities with only one assumption change. Under different sensitivity scenarios, the basis for policy reserves (excluding reserves for separate accounts) is unchanged, in line with the Japanese statutory reserving rules. The sensitivity results on the value of new business exclude the impact on the adjusted net worth.

Sensitivity 1: 0.5% increase in risk-free rate (for all future years)
Fixed interest assets (bonds, loans, etc.) are revalued according to the change in the interest rate. The value of in-force business is re-calculated according to the change of investment yield and risk discount rate. Policyholder behaviour also changes corresponding to these changes. EEV Guidance requires disclosure of the sensitivity of a 1% increase in risk free rate, but a sensitivity of 0.5% is shown instead considering the low level of interest rates in the Japanese market.

Sensitivity 2: 0.5% decrease in risk-free rate (for all future years)
Same as sensitivity 1. However if the risk-free rate becomes negative after the deduction of 0.5%, 0% is applied instead.

Sensitivity 3: 10% decrease in equity and real estate value as at the valuation date
Market values of equities and real estate at the valuation date are changed. The impact on the value of new business is not considered.

Sensitivity 4: 10% decrease in lapse rate
Base lapse rates are multiplied by 0.9.

Sensitivity 5: 10% decrease in operating expenses
This is applied only to operating expenses, leaving other expenses unchanged

Sensitivity 6: 5% decrease in claim incidence rates for the life business
Base claim incidence rates (mortality and morbidity) are multiplied by 95%. The possibility of premium rate cuts and any other managerial actions associated with such changes in the claim level are not reflected.

Sensitivity 7: 5% decrease in mortality for the annuity business
Base mortality rates are multiplied by 95%.The possibility of premium rate increases and any other managerial actions associated with such changes in the claim level are not reflected.

Sensitivity 8: Change the required capital to the statutory minimum (200% of solvency margin ratio)

Sensitivity 9: Change the required capital to 1,000% of solvency margin ratio

Sensitivity 10: 25% increase in volatility
Base implied volatilities of swaptions and Nikkei 225 options are multiplied by 125%. The volatility assumptions affect cost of options and guarantees.

Sensitivity figures shown below are the difference from the base result.

(Billions of yen)

	Change in EEV as of March 31, 2008	Change in Value of New Business for the year ended March 31, 2008
Base Scenario	*1,621.6*	*62.0*
Sensitivity 1: 0.5% increase in risk-free rate	164.0	13.1
Sensitivity 2: 0.5% decrease in risk-free rate	(203.6)	(15.8)
Sensitivity 3: 10% decrease in equity and real estate value	(157.0)	-
Sensitivity 4: 10% decrease in lapse rate	59.4	9.1
Sensitivity 5: 10% decrease in operating expenses	41.8	3.0
Sensitivity 6: 5% decrease in claim incidence rates for the life business	76.7	5.7
Sensitivity 7: 5% decrease in mortality for the annuity business	(2.8)	0.0
Sensitivity 8: 200% solvency margin ratio	33.0	0.1
Sensitivity 9: 1,000% solvency margin ratio	(59.6)	(2.8)
Sensitivity 10: 25% increase in implied volatility	(50.6)	(0.6)

8. Notes on the Use of the Information

The calculation of EEV results involves certain assumptions regarding future projections that are subject to risks and uncertainties. It should be noted that actual future results might differ materially from the assumptions used in the EEV calculations. Moreover, although EEV is one indicator of the corporate value of a stock life insurance company/group, the actual market value may significantly diverge from the EEV, and investors are advised to be cautious.

9. Third Party Opinion

The Group engaged the Tillinghast to review its EEV results and obtained the following opinion.

Tillinghast insurance consulting business of Towers Perrin ("Tillinghast") has reviewed the methodology and assumptions used to determine the embedded value results as of March 31, 2008 for the T&D Life Group. Tillinghast's review covered the embedded value as of March 31, 2008, the value of new business issued in fiscal 2007, the analysis of movement in the embedded value during fiscal 2007 and the sensitivities of the embedded value and new business value to changes in assumptions.

Tillinghast has concluded that the methodology and assumptions used comply with the EEV Principles. In particular:

- The methodology makes allowance for the aggregate risks in the covered business through T&D's market-consistent methodology as described in section 5 of this document;

- The operating assumptions have been set with appropriate regard to past, current and expected future experience;

- The economic assumptions used are internally consistent and consistent with observable market data; and

- For participating business, the assumed policyholders' dividend rates, and the allocation of profit between policyholders and shareholders, are consistent with the projection assumptions, established company practice and local market practice.

The methodology and assumptions also comply with the EEV Guidance, with the disclosed exceptions of the exclusion from the life EEV results of the value of profits arising in T&D's asset management subsidiary relating to managing assets of the life insurance companies, and showing the sensitivity of a 0.5% change in interest rates (rather than 1%).

Tillinghast has also performed checks on the results of the calculations, without however undertaking detailed checks of all the models, processes and calculations involved. On the basis of these checks, Tillinghast is satisfied that the disclosed results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in this disclosure document.

In arriving at these conclusions, Tillinghast has relied on data and information provided by T&D Life Group. This opinion is made solely to T&D Life Group in accordance with the terms of Tillinghast's engagement letter. To the fullest extent permitted by applicable law, Tillinghast does not accept or assume any responsibility, duty of care or liability to anyone other than T&D Life Group for or in connection with its review work, the opinions it has formed, or for any statement set forth in this opinion.

Glossary

Allowance for Non Financial Risk:
An allowance for insurance and operational risks which are not covered by the best estimate assumptions. The EEV Principles require all risks inherent in the covered business to be taken into account, and it is widely seen among European insurers that an explicit allowance for non financial risk is made.

Best Estimate Assumptions:
Projection assumptions which represent the most likely outcome of the future and which are set based on past, current and expected future experience.

Certainty Equivalent Value:
The present value of future projected cash flow over the life time of the policies assuming the investment returns are risk free and discounted at the risk-free rate.

Cost of Financial Options and Guarantees:
Cost of financial options and guarantees consists of intrinsic value and time value.

The intrinsic value quantifies the amount by which the financial options and guarantees are in-the-money. In the calculation of MCEV, this corresponds to the impact on value of the financial options and guarantees in the certainty equivalent scenario.

The time value is calculated as the difference between the present value of the financial options and guarantees on the certainty equivalent scenario and the average of the values calculated with a set of risk neutral scenarios under the MCEV approach. The average of the values calculated with a set of risk neutral scenarios represents the total value of the financial options and guarantees, and by deducting the intrinsic value, the time value is derived.

The financial options and guarantees to be valued on the EEV basis needs to include all important financial options and guarantees inherent in the life insurance business, in accordance with the EEV Principles.

Deterministic Approach:
An approach under which a single future scenario is applied in developing a cash flow projection.

Dynamic Assumptions:
Projection assumptions which change according to economic and other parameters following certain formulae. Examples include policyholders dividend assumptions linked to investment return and lapse rate linked to the difference between risk-free rate and the guaranteed rate.

European Embedded Value (EEV):
An embedded value calculated and disclosed in accordance with the EEV Principles and Guidance published by the CFO Forum, a group consisting of CFOs from leading European insurance companies. The aim of the EEV Principles and Guidance is to improve the consistency and transparency of the EV methodology and disclosure.

EEV publications started in Europe with 2004 reporting, and now over 30 European insurers, including both CFO Forum members and non-members, publish EEV results.

Free Surplus:
Part of capital and surplus allocated to the covered business but not required to be maintained.

Frictional Cost of Capital:
The cost to maintain a certain level of capital in excess of policy reserves required to continue the life insurance business.

EEV Principles require the level of required capital to be at least the statutory minimum, and allow companies to use other levels such as the internally required level provided that this minimum is met.

MCEV assesses the value of life insurance business for shareholders. In addition to the operational costs of the insurer, shareholders may be subject to other costs of ownership of the business. Such costs to shareholders are referred to as frictional costs.

In the Group's calculations, the tax on investment returns on required capital has been allowed for. Investment expenses in respect of the investment of required capital have been reflected in the unit cost assumptions.

Market Consistent Embedded Value (MCEV):
An evaluation of a company's net assets and value of in-force business on a market-consistent basis. For the valuation of in-force business, market values of cash flows arising from assets and liabilities of the in-force business are assessed. The values are determined by referring to the market value of financial instruments traded in the market which have the best match to the cash flow and risk characteristics of the asset or liability being valued.

Look Through Basis:
An approach which includes in the EEV results the value of profits and losses arising in service companies within a group from providing services to the life insurance company.

Present Value of New Business Premiums:
The present value of premiums projected to be paid in the future from the new business issued in a single year, discounted at the risk-free rate.

Risk Neutral Scenarios:
Investment return scenarios used to value assets and liabilities applying a Monte Carlo simulation approach on a market-consistent basis. Risk neutral scenarios are generated applying an arbitrage-free stochastic model based on financial markets data.

Stochastic Approach:
An approach to project a range of possible future outcomes applying probability distribution models. In the calculation of the cost of options and guarantees, a set of scenarios are generated based on a probability model and each scenario is applied to project future cash flows.

Swap Rates:
The rates at which cash flows based on fixed interest rates and those based on floating rates are exchanged in the market. Typically, swap rates represent fixed interest rates which can be exchanged against standard floating rates, such as LIBOR (London Inter-Bank Offered Rate).

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3434-9142

May 30, 2008

Taiyo Life Insurance Company
Katsuro Oishi, President

The state of investment in securitized products, sub-prime related products and others

Taiyo Life Insurance Company announced that the state of investment in securitized products, sub-prime related products and others as of March 31, 2008, in accordance with a guideline on Financial Stability Forum, as you see the exhibit.

For inquiries regarding the above, please contact:
Investor Relations, T&D Holdings, Inc.
Tel: +81-3-3434-9142

Exhibit

The state of investment in securitized products, sub-prime related products and others
(as of March 31, 2008)

1. Overseas Investments

(i) SPEs

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
SPEs	-	-	-
ABCP	-	-	-
SIV	-	-	-
Other products	-	-	-

Note: The above table shows the figures for SPEs to invest in securitized products and others.

(ii) CDO

(Billions of yen)

	Rating	Fair value	Net unrealized gains/losses	Realized gains/losses
CDO		-	-	-
ABS-CDO		-	-	-
	AAA	-	-	-
	AA	-	-	-
	A	-	-	-
	BBB and below	-	-	-
CLO		-	-	-
	AAA	-	-	-
	AA	-	-	-
	A	-	-	-
	BBB and below	-	-	-
CBO		-	-	-
Other products		-	-	-

(iii) Other sub-prime and ALT-A exposure

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
Other sub-prime and ALT-A exposure	-	-	-

(iv) CMBS

(Billions of yen)

	Rating	Fair value	(ref.) as of March 31, 2007	Net unrealized gains/losses	Realized gains/losses
CMBS		-	-	-	-
Japan		-	-	-	-
	AAA	-	-	-	-
	AA	-	-	-	-
	A	-	-	-	-
	BBB and below	-	-	-	-

(v) Leveraged Finance

(Billions of yen)

	Fair value	(ref.) as of March 31, 2007	Net unrealized gains/losses	Realized gains/losses
Leveraged Finance	-	-	-	-

(vi) Other products

Hedge Fund:

Funds of hedge funds include hedge funds using strategies to invest in the sub-prime related products. However, the size of those hedge funds is relatively small, thus the impact of sub-prime crisis is so limited.
Fair value of offshore hedge funds amounts to 49.0 billion yen, of which fair value of hedge funds using strategies to invest in the sub-prime related products amounts to about 6.4 billion yen.

2. Domestic Investments

(i) SPEs

(Billions of yen)

		Fair value	Net unrealized gains/losses	Realized gains/losses
SPEs		-	-	-
	ABCP	-	-	-
	SIV	-	-	-
	Other products	-	-	-

Note: The above table shows the figures for SPEs to invest in securitized products and others.

(ii) CDO

(Billions of yen)

		Rating	Fair value	Net unrealized gains/losses	Realized gains/losses
CDO			9.3	0.0	0.1
	ABS-CDO		5.9	(0.0)	0.1
		AAA	2.9	(0.0)	0.0
		AA	-	-	-
		A	3.0	-	0.0
		BBB and below	-	-	-
	CLO		3.4	0.0	0.0
		AAA	3.0	0.0	-
		AA	0.3	0.0	0.0
		A	-	-	-
		AAA	-	-	-
		BBB and below	-	-	-
	CBO		-	-	-
	Other products		-	-	-

(iii) Other sub-prime and ALT-A exposure

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
Other sub-prime and ALT-A exposure	-	-	-

(iv) CMBS

(Billions of yen)

		Rating	Fair value	(ref.) as of March 31, 2007	Net unrealized gains/losses	Realized gains/losses
CMBS			12.5	9.5	0.0	0.1
	Japan		12.5	9.5	0.0	0.1
		AAA	2.5	-	0.0	0.0
		AA	4.9	4.4	0.0	0.0
		A	5.1	5.1	0.0	0.0
		BBB and below	-	-	-	-

(v) Leveraged Finance

(Billions of yen)

	Fair value	(ref.) as of March 31, 2007	Net unrealized gains/losses	Realized gains/losses
Leveraged Finance	-	-	-	-

(vi) Other products

(Billions of yen)

			Fair Value	Net unrealized gains/losses	Realized gains/losses
RMBS			195.1	3.5	3.8
	AAA		189.5	3.3	3.7
		Securities issued by Japan Housing Finance Agency	56.3	0.2	1.0
	AA		5.1	0.1	0.1
	A		-	-	-
	BBB		0.4	(0.0)	0.0
	BB and below		-	-	-
Other products (note)			87.8	0.0	2.3
	AAA		2.3	0.0	0.0
	AA		56.0	0.0	0.8
	A		11.5	0.0	0.4
	BBB		2.0	-	0.0
	None (apartment loans securitized by Taiyo)		15.9	-	0.8

Note: Other products include credit card-backed securities, lease-backed securities, consumer loan-backed securities, credit link loans and apartment loans.

Hedge Fund:

In domestic hedge funds, there are no hedge funds using strategies to invest in the sub-prime related products. Fair value of domestic hedge funds amounts to 5.0 billion yen.

Notes: 1. Realized gains/losses include interest, dividends and income from real estate for rent in addition to gains/losses on sales of securities.

2. Rating is based on JCR, R&I, S&P and Moody's. If there is more than one rating, lower rating is showed.

T&D Life Group

May 30, 2008

Daido Life Insurance Company
Haruo Kuramochi, President

The state of investment in securitized products, sub-prime related products and others

Daido Life Insurance Company announced that the state of investment in securitized products, sub-prime related products and others as of March 31, 2008, in accordance with a guideline on Financial Stability Forum, as you see the exhibit.

For inquiries regarding the above, please contact:
Investor Relations, T&D Holdings, Inc.
Tel: +81-3-3434-9142

Exhibit

The state of investment in securitized products, sub-prime related products and others
(as of March 31, 2008)

1. Overseas Investments (foreign-currency-denominated)

(i) SPEs

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
SPEs	-	-	-
ABCP	-	-	-
SIV	-	-	-
Other products	-	-	-

Note: The above table shows the figures for SPEs to invest in securitized products and others.

(ii) CDO

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
CDO	4.0	(1.0)	(0.6)
ABS-CDO	-	-	-
sub-prime and ALT-A exposure	-	-	-
CLO	4.0	(1.0)	(0.6)
equity	4.0	(1.0)	(0.6)
CBO	-	-	-
Other products	-	-	-

(iii) Other sub-prime and ALT-A exposure

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
Other sub-prime and ALT-A exposure	-	-	-

(iv) CMBS

(Billions of yen)

	Fair value	(ref.) as of March 31, 2007	Net unrealized gains/losses	Realized gains/losses
CMBS	-	-	-	-

(v) Leveraged Finance

(Billions of yen)

	Fair value	(ref.) as of March 31, 2007	Net unrealized gains/losses	Realized gains/losses
Leveraged Finance	-	-	-	-

(vi) Other products

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
ABCP	-	-	-
RMBS	-	-	-
CDS	-	-	-
Other products	-	-	(note) (1.8)

Note: Other products' realized gains-losses arise from foreign mutual funds mainly investing in securitized products, which have been already terminated.

Offshore hedge funds (foreign-currency-denominated) partly include investments in the sub-prime related products. Total fair value of offshore hedge funds as of March 31, 2008 amounted to 157.8 billion yen.

Total realized gains/losses of offshore hedge funds resulted in a loss of 25.1 billion yen, mainly due to an appreciation of yen, in spite of gains on a foreign-currency basis. Foreign currency risk regarding foreign-currency-denominated assets including hedge funds is hedged comprehensively by foreign exchange contracts. Gains/losses from foreign exchange contracts amounted to 27.1 billion yen (except for foreign-currency-denominated securities to which the hedge accounting is applied).

Hedge Funds are categorized as trading securities, thus changes in fair value of hedge funds are reflected in realized gains/losses. Therefore there are no net unrealized gains/losses.

2. Domestic Investments (Yen-denominated)

(i) SPEs

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
SPEs	-	-	-
ABCP	-	-	-
SIV	-	-	-
Other products	-	-	-

Note: The above table shows the figures for SPEs to invest in securitized products and others.

(ii) CDO

(Billions of yen)

Rating	Fair value	Net unrealized gains/losses	Realized gains/losses
CDO	1.6	(0.0)	0.0
ABS-CDO	-	-	-
CLO	1.6	(0.0)	0.0
Senior	1.6	(0.0)	0.0
AAA	1.6	(0.0)	0.0
CBO	-	-	-
Other products	-	-	-

(iii) Other sub-prime and ALT-A exposure

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
Other sub-prime and ALT-A exposure	-	-	-

(iv) CMBS

(Billions of yen)

	Rating	Fair value	(ref.) as of March 31, 2007	Net unrealized gains/losses	Realized gains/losses
CMBS		47.2	52.0	(0.3)	1.1
	AAA	7.6	12.2	(0.0)	0.1
	AA	3.7	4.6	(0.0)	0.0
	A	12.2	16.4	0.0	0.3
	BBB	15.1	14.1	(0.2)	0.4
	BB and below	7.6	3.4	(0.0)	0.2
	None	0.8	1.0	(0.0)	0.0

Note: Backed assets are all domestic real estates (offices, commerce facilities and rental housing). Regarding fair value as of March 31, 2007, redeemed assets are categorized by rating at the time of redemption.

(v) Leveraged Finance

(Billions of yen)

		Fair value	(ref.) as of March 31, 2007	Net unrealized gains/losses	Realized gains/losses
Leveraged Finance		30.0	13.3		0.9
	Telecommunications	8.1	5.5		0.2
	Information telecommunications	1.1	-		0.0
	Machinery	3.8	2.0		0.2
	Chemicals	6.3	3.8		0.1
	Other manufacturing industries	5.5	-		0.1
	Restaurant business	2.0	2.0		0.1
	Banking	2.9	-		0.0

(vi) Other products

(Billions of yen)

	Rating		Fair value	Net unrealized gains/losses	Realized gains/losses
ABCP			47.1	-	0.2
	a-1 / J-1 and above		47.1	-	0.2
RMBS			337.7	6.7	6.4
	AAA		317.8	6.0	5.9
		Securities issued by Japan Housing Finance Agency	191.0	1.0	3.2
	AA		19.8	0.6	0.5
	A		-	-	-
	BBB and below		-	-	-
CDS			-	-	-
Other ABS			7.1	0.0	0.2
	AAA		0.7	(0.0)	0.0
	AA		-	-	-
	A		2.9	-	0.0
	BBB		2.6	0.0	0.0
	BB and below		0.5	-	0.0
	None		0.2	-	0.0

In domestic hedge funds (yen-denominated), there are no hedge funds investing in the sub-prime related products. Total fair value of domestic hedge funds as of March 31, 2008 amounted to 1.9 billion yen, and realized gains/losses resulted in a loss of 0.0 billion yen. Hedge Funds are categorized as trading securities, thus there are no net unrealized gains/losses.

Notes: 1. Realized gains/losses include interest, dividends and income from real estate for rent, and also include gains/losses from assets which have been already sold or redeemed.

2. Rating is based on R&I, JCR, Moody's, S&P and Fitch Ratings. If there is more than one rating, lower rating is applied.

File No.82-34783

T&D Life Group

May 30, 2008

T&D Financial Life Insurance Company
Muneo Takeuchi, President

The state of investment in securitized products, sub-prime related products and others

T&D Financial Life Insurance Company announced that the state of investment in securitized products, sub-prime related products and others as of March 31, 2008, in accordance with a guideline on Financial Stability Forum, as you see the exhibit.

For inquiries regarding the above, please contact:
Investor Relations, T&D Holdings, Inc.
Tel: +81-3-3434-9142

Exhibit

The state of investment in securitized products, sub-prime related products and others
(as of March 31, 2008)

Domestic Investments

(i) SPEs

(Billions of yen)

		Fair value	Net unrealized gains/losses	Realized gains/losses
SPEs		-	-	-
	ABCP	-	-	-
	SIV	-	-	-
	Other products	-	-	-

(ii) CDO

(Billions of yen)

			Rating	Fair value	Net unrealized gains/losses	Realized gains/losses
CDO				0.2	(0.0)	0.0
	ABS-CDO			-	-	-
	CLO			0.2	(0.0)	0.0
		Senior		0.0	(0.0)	0.0
			AAA	0.0	(0.0)	0.0
	CBO			-	-	-
	Other products			-	-	-

(iii) Other sub-prime and ALT-A exposure

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
Other sub-prime and ALT-A exposure	-	-	-

(iv) CMBS

(Billions of yen)

	Fair value	(ref.) as of March 31, 2007	Net unrealized gains/losses	Realized gains/losses
CMBS	-	-	-	-

(v) Leveraged Finance

(Billions of yen)

	Fair value	(ref.) as of March 31, 2007	Net unrealized gains/losses	Realized gains/losses
Leveraged Finance	-	-		-

(vi) Other products

(Billions of yen)

	Fair value	Net unrealized gains/losses	Realized gains/losses
Hedge Funds	-	-	0.2

Note: There is no balance of hedge funds as of March 31, 2008.

Note: Realized gains/losses include interest, dividends and income from real estate for rent, and also include gains/losses from assets which have been already sold or redeemed.

T&D Life Group

May 19, 2008

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)

Appointment of Substitute Corporate Auditor

T&D Holdings, Inc. has decided to appoint its substitute corporate auditor, as follows.

Candidate for Substitute Corporate Auditor (Effective as of June 26, 2008)

Name	Post	Current Post
Yoshihiro Fujii	Substitute Corporate Auditor	Professor of Graduate School in Sophia University

He will be appointed in the ordinary shareholders' meeting held on June 26, 2008.

He is a candidate for an outside corporate auditor as provided in the Japanese Corporate Law.

He will be appointed as a Taiyo Life's corporate auditor in its ordinary shareholder's meeting held on June 24, 2008.

Regarding his biography, please see the attachment.

For inquiries regarding the above, please contact:
Investor Relations, T&D Holdings, Inc.
Tel: +81-3-3434-9142

Biography

Name:	Yoshihiro Fujii
Date of Birth:	September 20, 1949
Educational Background:	
March 1972	Graduated from Osaka City University, department of economics
Personal History:	
April 1972	Entered Nikkei Inc.
March 1992	Assistant Director of Business News Department in Tokyo Office
March 1993	Member of Editorial Board of Business News Department
March 1993	Guest Researcher for University of Oxford
April 2006	Professor of Graduate School of Global Environmental Studies in Sophia University (currently)
Concurrent Post:	Guest Researcher for Japanese Center for Economic Research
	Director for Institute of Global Environment and Economic Research of Japan
	Director for Research Group on International Affairs
	Director for the JA Bank Agri-Eco Support Fund

T&D Life Group

May 19, 2008

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)
Taiyo Life Insurance Company
Katsuro Oishi, President

Change of Representative Director in Taiyo Life Insurance Company

Taiyo Life Insurance Company, the subsidiary of T&D Holdings, Inc., has decided to change its representative director, as follows.

1. Change of Representative Director (Effective as of June 24, 2008)

Name	New Post	Current Post
Masahiro Yoshiike	-	Representative Director and Chairman
Kenji Nakagome	Representative Director and Senior Managing Executive Officer	Director and Senior Managing Executive Officer
Katsuhide Tanaka	Representative Director and Senior Managing Executive Officer	Director and Senior Managing Executive Officer

Masahiro Yoshiike will retire from Representative Director and Chairman and take up the post as Taiyo Life's Advisor on June 24, 2008.

2. Biography of New Representative Director

Please see the attachment.

For inquiries regarding the above, please contact:
Investor Relations, T&D Holdings, Inc.
Tel: +81-3-3434-9142

Biography

Name:	Kenji Nakagome
Date of Birth:	January 25, 1954
Educational Background:	
March 1976	Graduated from Yokohama City University, department of commerce
Personal History:	
April 1976	Entered Taiyo Life
October 1987	General Manager of Ichikawa Branch
July 1989	General Manager of Utsunomiya Branch
July 1994	General Manager of Osaka West Branch
April 1999	General Manager of General Planning Department
March 2001	General Manager of General Affairs Department
July 2001	Director and General Manager of General Affairs Department
August 2002	Director and General Manager of Personnel Department
June 2003	Managing Director and General Manager of Personnel Department
November 2003	Managing Director
April 2004	Managing Director of T&D Holdings
June 2006	Director and Managing Executive Officer of Taiyo Life
June 2006	Director and Managing Executive Officer of T&D Holdings
April 2007	Director and Senior Managing Executive Officer of Taiyo Life (currently)
April 2007	Director and Senior Managing Executive Officer of T&D Holdings (currently)

Biography

Name:	Katsuhide Tanaka
Date of Birth:	July 20, 1954
Educational Background:	
March 1977	Graduated from Keio University, department of economics
Personal History:	
April 1977	Entered Taiyo Life
August 1987	General Manager of Tokushima Branch
September 1988	General Manager of Fukuoka East Branch
July 1991	General Manager of Kobe Branch
April 1994	General Manager of Shimonoseki Branch
April 1996	General Manager of Atsuta Branch
July 1997	General Manager of Omiya Branch
July 1999	General Manager of Marketing Department
October 1999	General Manager of Market Planning Department
March 2000	General Manager of Policy Administration Department
September 2000	General Manager of Policy Service Department
July 2001	Director and General Manager of Policy Service Department
September 2003	Director and General Manager of Customer Service Department
January 2004	Director
March 2004	Managing Director
June 2006	Director and Managing Executive Officer
April 2007	Director and Senior Managing Executive Officer
May 2007	Director and Senior Managing Executive Officer and General Manager of Customer Service Headquarters
February 2008	Director and Senior Managing Executive Officer and General Manager of Marketing Headquarters (currently)

T&D Life Group

May 19, 2008

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)
T&D Financial Life Insurance Company
Muneo Takeuchi, President

Change of Representative Director in T&D Financial Life Insurance Company

T&D Financial Life Insurance Company, the subsidiary of T&D Holdings, Inc., has decided to change its representative director, as follows.

1. Change of Representative Director (Effective as of June 24, 2008)

Name	New Post	Current Post
Sonosuke Usui	Representative Director and Senior Managing Executive Officer	Senior Managing Executive Officer

In accordance with this change, T&D Financial Life Insurance Company will increase the number of representative directors from one person (Muneo Takeuchi, President) to two.

2. Biography of New Representative Director

Please see the attachment.

For inquiries regarding the above, please contact:
Investor Relations, T&D Holdings, Inc.
Tel: +81-3-3434-9142

Biography

Name:	Sonosuke Usui
Date of Birth:	November 15, 1953
Educational Background:	
March 1976	Graduated from Waseda University, department of commerce
Personal History:	
April 1976	Entered Daido Life
July 2000	Director of Daido Life
July 2001	Representative Director and President of T&D Taiyo Daido Asset Management (T&D Asset Management currently)
April 2004	Director of T&D Holdings
April 2005	Managing Director of T&D Holdings
June 2006	Outside Director of T&D Financial Life
	Director and Managing Executive Officer of T&D Holdings
April 2007	Managing Executive Officer of Daido Life
June 2007	Director and Managing Executive Officer of Daido Life
April 2008	Senior Managing Executive Officer of T&D Financial Life (currently)

File No.82-34783

T&D Life Group

April 11, 2008

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)

Devaluation Losses on Securities and Decrease of Net Unrealized Gains on Securities at the End of the Fiscal Year Ended March 31, 2008

T&D Holdings announced today that the amounts of its devaluation losses on securities and net unrealized gains on securities at the end of the fiscal year ended March 31, 2008 are estimated to be as shown below.

1. Devaluation Losses on Securities (Consolidated basis)

(A) Total Amount of Devaluation Losses on Securities at the End of the Fiscal Year Ended March 31, 2008	27.1 billion yen
(B) Net Assets for the Fiscal Year Ended March 31, 2007 (A) / (B) x 100	1,090.2 billion yen 2.5 %
(C) Ordinary Profit for the Fiscal Year Ended March 31, 2007 (A) / (C) x 100	158.1 billion yen 17.1 %
(D) Net Income for the Fiscal Year Ended March 31, 2007 (A) / (D) x 100	38.7 billion yen 70.0 %

(Note)
Total amount of devaluation losses on securities at the end of the fiscal year ended March 31, 2008 (A, in the table) is estimated as of April 11, 2008. In accordance with the T&D Life Group's policy of enhancing the quality of its assets, the group companies apply the standards that devaluation losses on available-for-sale securities with fair value, such as domestic and foreign stocks, should be calculated when the decline of their fair value is 30% or more of the book value.

2. Decrease of Net Unrealized Gains on Securities (Consolidated basis)

(E) Total Amount of Net Unrealized Gains on Securities at the End of the Fiscal Year Ended March 31, 2008	247.0 billion yen
(F) Total Amount of Net Unrealized Gains on Securities at the End of the Fiscal Year Ended March 31, 2007	680.4 billion yen
(G) Total Amount of Decrease of Net Unrealized Gains on Securities at the End of the Fiscal Year Ended March 31, 2008 (E) -(F)	433.4 billion yen
(H) Net Assets for the Fiscal Year Ended March 31, 2007 (G) / (H) x 100	1,090.2 billion yen 39.7 %

(Note)

Total amount of net unrealized gains on securities at the end of the fiscal year ended March 31, 2008 (E, in the table) is estimated as of April 11, 2008.

3. Forecasts

We are now calculating the financial results for the fiscal year ended March 31, 2008. Should the change to the earnings forecasts, as announced on May 17, 2007, become necessary, it will be promptly addressed.

For inquiries regarding the above, please contact:
Investor Relations, T&D Holdings, Inc.
Tel: +81-3-3434-9142

T&D Life Group

February 26, 2008

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)
Daido Life Insurance Company
Haruo Kuramochi, President

Change of Representative Director in Daido Life Insurance Company

Daido Life Insurance Company, the subsidiary of T&D Holdings, Inc., has decided to change its representative director, as follows.

1. Change of Representative Director (Effective as of April 1, 2008)

Name	New Post	Current Post
Kazuki Nakamoto	Representative Director and Senior Managing Executive Officer	Director and Senior Managing Executive Officer
Takashi Saito	Director (part time)	Exective Vice President and Representative Director

2. Biography of New Representative Director

Please see the attachment.

For inquiries regarding the above, please contact:
Investor Relations, T&D Holdings, Inc.
Tel: +81-3-3434-9142
E-mail: ir.request@td-holdings.co.jp

Biography

Name:	Kazuki Nakamoto
Date of Birth:	January 11, 1952
Educational Background:	
March 1976	Graduated from Osaka University, department of science
Personal History:	
April 1976	Entered Daido Life
September 1996	General Manager of Investment Planning Department
July 1998	Director
March 2001	Managing Director
June 2006	Director and Managing Executive Officer
April 2007	Director and Senior Managing Executive Officer (currently)

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Annual Securities Report

The Annual Securities Report for the 4th fiscal year (from April 1, 2007 through March 31, 2008) prepared in accordance with paragraph 1 of Article 24 of the Financial Instruments and Exchange Law was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on June 26, 2008 and sets forth the following information:

PART ONE CORPORATE INFORMATION

I. Outline of the company
 1. Changes in principal indicators of business operations, etc.
 2. Brief history of the company
 3. Substance of business
 4. Related companies
 5. Employees

II. Business operations
 1. Summary of results of operations, etc.
 2. State of underwriting and asset management
 3. Material business issues to be dealt with
 4. Risks of business operations, etc.
 5. Contracts material to operation of business
 6. Research and development activities
 7. Analysis of financial position and results of operations

III. Conditions of facilities
 1. Outline of capital expenditures, etc.
 2. Conditions of principal facilities
 3. Plans for establishment, disposal, etc. of facilities

IV. State of the company
 1. Information concerning shares, etc.
 2. Acquisition, etc. of treasury stock
 3. Dividend policy
 4. Changes in share price
 5. Officers
 6. Corporate governance

V. Financial condition
 1. Consolidated financial statements, etc.
 2. Non-consolidated financial statements, etc.

VI. Outline of share handling matters

VII. Information for reference
 1. Information of the parent company

2. Other information

PART TWO INFORMATION ON THE GUARANTOR, ETC. (not applicable)

Audit Reports

The annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. for a certain period.

END